Brookline Bancorp, Inc.

STRATEGIC



FOCUSED



LOCAL



2011

FINANCIAL REPORT
FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934,**

for the Fiscal Year Ended December 31, 2011,

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934,**

for the transition period from N/A to .

Commission File Number: 0-23695

BROOKLINE BANCORP, INC.

(Exact name of registrant as specified in its charter)

Delaware	**04-3402944**
(State or other jurisdiction of incorporation of organization)	(I.R.S. Employer Identification No.)
160 Washington Street, Brookline, Massachusetts	**02447-0469**
(Address of principal executive offices)	(Zip Code)

(617) 730-3500

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value of $0.01 per share	Nasdaq Global Market

Securities registered pursuant to Section 12 (g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1934. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act of 1934. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirement for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. ☐

Indicate by check mark whether the registrant (1) has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12-b of the Exchange Act (Check one).

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The number of shares of common stock held by nonaffiliates of the registrant as of February 27, 2012 was 70,040,980 for an aggregate market value of $650.7 million. This excludes 378,215 shares held by Brookline Bank Employee Stock Ownership Plan and Trust.

At February 27, 2012, the number of shares of common stock, par value $0.01 per share, issued and outstanding were 75,587,504 and 70,213,771, respectively.

BROOKLINE BANCORP, INC. AND SUBSIDIARIES
2011 FORM 10-K

Table of Contents

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 10-K that are not historical facts may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties. These statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of the words "may," "will," "should," "could," "would," "plan," "potential," "estimate," "project," "believe," "intend," "anticipate," "expect," "target" and similar expressions. These statements include, among others, statements regarding Brookline Bancorp, Inc.'s (the "Company's") intent, belief or expectations with respect to economic conditions, trends affecting the Company's financial condition or results of operations, and the Company's exposure to market, interest-rate and credit risk.

Forward-looking statements are based on the current assumptions and beliefs of management and are only expectations of future results. The Company's actual results could differ materially from those projected in the forward-looking statements as a result of, among other factors, adverse conditions in the capital and debt markets; changes in interest rates; competitive pressures from other financial institutions; the effects of continuing deterioration in general economic conditions on a national basis or in the local markets in which the Company operates, including changes which adversely affect borrowers' ability to service and repay our loans; changes in the value of securities and other assets; changes in loan default and charge-off rates; the adequacy of loan loss reserves; reductions in deposit levels necessitating increased borrowing to fund loans and investments; changes in government regulation, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; the risk that goodwill and intangibles recorded in the Company's financial statements will become impaired; and changes in assumptions used in making such forward-looking statements, as well as the other risks and uncertainties detailed in Item 1A, "Risk Factors." Forward-looking statements speak only as of the date on which they are made. The Company does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

PART I

Item 1. Business

General

Brookline Bancorp, Inc. (the "Company"), a Delaware corporation, operates as a multi-bank holding company for Brookline Bank and its subsidiaries; The First National Bank of Ipswich ("First Ipswich") and its subsidiaries; and Brookline Securities Corp.

Brookline Bank

The wholly-owned subsidiaries of Brookline Bank include Eastern Funding (an equipment financing company lending to coin-operated laundries, dry cleaners and convenience stores in New York, New Jersey and to a lesser extent, nationally), and BBS Investment Corp. and Longwood Securities Corp. (Massachusetts security corporations like Brookline Securities Corp.). Brookline Savings Bank was established as a savings bank in 1871. The Company was organized in November 1997 for the purpose of acquiring all of the capital stock of Brookline Savings Bank upon completion of the reorganization of Brookline Savings Bank from a mutual savings bank into a mutual holding company structure. In January 2003, Brookline Savings Bank changed its name to Brookline Bank.

First Ipswich

On February 28, 2011 the Company acquired First Ipswich Bancorp which includes First Ipswich, headquartered in Ipswich, Massachusetts, including the full-service commercial bank and six banking offices serving individuals and businesses on the north shore of Eastern Massachusetts and in the Boston metropolitan area. The wholly-owned subsidiaries of First Ipswich Bancorp include First Ipswich Insurance Agency (an insurance advisor); First Ipswich Realty (a real estate company); FNBI Realty (a foreclosed real estate company) and First Ipswich Securities II Corp (a Massachusetts security corporation organized for the purpose of buying, selling, and holding investment securities on behalf of First Ipswich).

Bank Rhode Island

On January 1, 2012, the Company acquired Bancorp Rhode Island, a Rhode Island corporation and holding company for Bank Rhode Island ("BankRI") and its wholly-owned subsidiaries. These wholly-owned subsidiaries include BRI Investment Corp. (a Rhode Island passive investment company), Macrolease Corporation (an equipment financing company), Acorn Insurance Agency, Inc. (a licensed insurance agency) and BRI Realty Corp. (a real estate holding company). BankRI is a commercial bank headquartered in Providence, Rhode Island and conducts business through 17 full-service branches in Providence County, Kent County and Washington County.

As a commercially-focused financial institution with 26 full-service banking offices throughout Greater Boston and the North Shore of Massachusetts, the Company, through Brookline Bank and First Ipswich (the "Banks"), offers a wide range of commercial, business and retail banking services, including a full complement of cash management products, on-line banking services, consumer and residential loans and investment services designed to meet the financial needs of small- to mid-sized businesses and individuals throughout Central New England. Specialty lending activities include indirect automobile loans, and equipment financing opportunities through Eastern Funding in the New York/ New Jersey metropolitan area.

The Company focuses its business efforts on profitably growing its commercial lending businesses, both organically and through acquisitions. The Company's customer focus, multi-bank structure, and risk management are integral to its organic growth strategy and serve to differentiate the Company from its competitors. As full-service financial institutions, the Banks and their subsidiaries focus on the continued acquisition of well-qualified customers, the deepening of long-term banking relationships through a full complement of products and excellent customer service, and strong risk management. The Company's multi-bank structure retains the local-bank orientation while relieving local bank management of the responsibility for most back-office functions which are consolidated at the holding-company level. Branding and decision-making, including credit decisioning and pricing, remain largely local in order to better meet the needs of bank customers and further motivate the Banks' commercial, business and retail bankers.

The Company, has, from time to time, acquired other business lines or financial institutions that it believes share the Company's relationship and customer-service orientations and provide access to complementary markets, customers, products, and/or services. To this end, the two recent acquisitions of First Ipswich Bancorp and Bancorp Rhode Island complement Brookline Bank's existing commercial and retail portfolios, provide its customers greater access to products and services, and expand the Company's market opportunities and potential for future growth in earnings and market share.

The Company's headquarters and executive management are located at 160 Washington Street, Brookline, Massachusetts 02445 and its telephone number is 617-730-3500.

The Company provides banking alternatives in the Boston metropolitan marketplace which is dominated by several large national banking institutions. Based on total deposits as of September 30,

2011, the Company ranks twelfth in deposit market share in Massachusetts with six of the top ten banks headquartered outside of the state. The Company faces considerable competition in its market area for all aspects of banking and related service activities. Competition from both bank and non-bank organizations is expected to continue and the Company contends with strong competition both in generating loans and attracting deposits. In addition to other commercial banks, the Company's main competition for generating loans includes savings banks, credit unions, mortgage banking companies, insurance and other financial service companies. Competitive factors considered for loan generation include product offerings, interest rates, terms offered, services provided and geographic locations. Lending services for the Company are concentrated in the Boston metropolitan area, eastern Massachusetts, southern New Hampshire and Rhode Island.

In attracting deposits, the Company's primary competitors are savings banks, commercial banks, credit unions and other non-depository institutions such as securities and brokerage firms and insurance companies. Competitive factors considered in attracting and retaining deposits include product offerings and rate of return, convenient branch locations and automated teller machines and, more recently, online access to accounts. Deposit customers are generally in communities where banking offices are located.

The Company continues to expand its footprint with the acquisition of First Ipswich Bancorp in February 2011 and will further expand into the commercial marketplace with the recent acquisition of Bancorp Rhode Island in January 2012. The Company continued its loan growth in 2011, with 20.7% growth from 2010, due to organic growth of 11.9% among all major loan categories and the addition of $203.1 million in loans from the First Ipswich Bancorp acquisition. The loans acquired from First Ipswich Bancorp at the time of acquisition included $107.8 million in commercial real estate, $35.9 million in commercial loans and $59.4 million in consumer loans. Commercial real estate loans grew to $1.3 billion at December 31, 2011, an increase of 26.6% from 2010. Commercial loans, consumer loans and auto loans also increased 29.1%, 23.0% and 3.6%, respectively compared to 2010.

In 2011, the Company's total deposits increased $441.4 million, or 24.4%, compared to 2010. Growth from 2010 was primarily driven by organic growth of 12.1% and the addition of $212.2 million in deposits from the First Ipswich Bancorp acquisition. The year-over-year increase in total deposits was driven by an increase in commercial and municipal deposits as the Company continues its efforts to expand customer relationships with offering a full suite of products. Transaction deposits (non-certificates of deposit) increased $427.4 million, or 41.9%, to $1.4 billion as the Company strategically shifts from certificates of deposits to money market accounts in an effort to reduce its cost of funds.

Throughout 2011, the Company added $4.0 million to its allowance for loan losses and experienced net charge-offs of $1.9 million to bring the balance to $31.7 million at December 31, 2011. The allowance to total loans was 1.17% at December 31, 2011, down from 1.32% at December 31, 2010 due to the impact of the First Ipswich Bancorp acquisition. Non-performing assets at December 31, 2011 were $8.8 million, up from $8.2 million at the end of 2010. As a percentage of total assets, non-performing assets ended 2011 at 0.27% compared to 0.30% at the end of 2010. A nonaccretable discount of $4.2 million, $3.5 million of which remains at December 31, 2011, was established as of February 28, 2011 in connection with the accounting for acquired First Ipswich Bancorp loans at that date. The Company believes the credit quality is solid; it compares favorably to its peers and remains a top priority within the organization.

Net interest income increased in 2011 by $13.8 million or 14.3% to $110.2 million compared to $96.4 million in 2010. This improvement drove the net interest margin to 3.76%, up slightly from 2010. Net income for 2011 increased $728,000, or 2.7%, to $27.6 million from $26.9 million for 2010. Basic and fully diluted earnings per common share ("EPS") increased from $0.46 for 2010 to $0.47 for 2011.

Net income for 2011 includes $1.3 million (after-tax) of professional service fees, including merger-related expenses, related to the acquisitions of First Ipswich Bancorp and Bancorp Rhode Island.

Market Area and Credit Risk Concentration

As of December 31, 2011, the Company, through its Banks, operated 26 full-service banking offices in greater Boston and the north shore of eastern Massachusetts. The Banks' deposits are gathered from the general public primarily in the communities in which its banking offices are located. The Banks' lending activities are concentrated primarily in the greater Boston metropolitan area, eastern Massachusetts, southern New Hampshire and Rhode Island.

Brookline Bank's urban and suburban market area is characterized by a large number of apartment buildings, condominiums and office buildings. As a result, multi-family and commercial real estate mortgage lending has been a significant part of Brookline Bank's activities for many years. These types of loans typically generate higher yields, but also involve greater credit risk. Many of Brookline's borrowers have more than one multi-family or commercial real estate loan outstanding with Brookline Bank. Moreover, the loans are concentrated in the market area described in the preceding paragraph.

Since 2006, Brookline Bank hired several officers with extensive experience in originating commercial loans for working capital and other business-related purposes. Brookline Bank is concentrating such lending to companies located primarily in Massachusetts. As with commercial real estate mortgage loans, commercial business loans involve greater credit risk. Loans originated by Eastern Funding generally earn higher yields of interest because the borrowers are typically small businesses with limited capital. For this reason, however, the loans involve greater credit risk. First Ipswich is engaged principally in the business of attracting deposits from the general public and investing those deposits in residential and commercial real estate loans, and in small-business and consumer loans. The Banks' lending activities also include the origination of residential mortgage loans. For several years, market value prices for residential properties rose significantly, but more recently, residential property market values have declined.

While, historically, the Company has not experienced significant losses from commercial and residential mortgage lending, current economic conditions could cause an increase in loan delinquencies and further declines in property values, ultimately culminating in higher loan losses. To mitigate the potential for such losses, the Company has consistently applied conservative underwriting criteria in originating commercial and residential mortgage loans. Construction lending has not been a significant part of the Banks' lending activities.

In general, the success of Brookline Bank's auto lending portfolio depends on many factors, the more significant of which include the policies established for loan underwriting, the monitoring of portfolio performance, and the effect of economic conditions on consumers and the automobile industry. For regulatory purposes, Brookline Bank's auto loan portfolio is not classified as "subprime lending". Most of Brookline Bank's loans are originated through automobile dealerships in Massachusetts, Connecticut, Rhode Island and New Hampshire.

Economic Conditions and Governmental Policies

Repayment of multi-family and commercial real estate loans made by the Company generally is dependent on sufficient income from the properties to cover operating expenses and debt service. Repayment of commercial loans and equipment financing loans generally is dependent on the demand for the borrowers' products or services and the ability of the borrower to compete and operate on a profitable basis. Repayment of residential mortgage loans, home equity loans and indirect automobile loans generally is dependent on the financial well-being of the borrowers and their capacity to service their debt levels. The asset quality of the Company's loan portfolio, therefore, is greatly affected by the economy.

Major employers in the greater Boston metropolitan area include numerous institutions of higher learning, medical care and research centers, significant mutual fund investment companies and high-technology companies. Due to a weakened economy in the past few years, unemployment remains high in Massachusetts. While the rate of unemployment is not as high as in other parts of the United States, it is nonetheless elevated in relation to economic trends. Should the number of employees in the industries mentioned decline or if total unemployment in eastern Massachusetts remains elevated, the resulting negative consequences could affect occupancy rates in the properties financed by the Company and cause certain individual and business borrowers to be unable to service their debt obligations.

The earnings and business of the Company are affected by external influences such as general economic conditions and the policies of governmental authorities, including the Board of Governors of the Federal Reserve System ("FRB"). The FRB regulates the supply of money and bank credit to influence general economic conditions throughout the United States of America. The instruments of monetary policy employed by the FRB affect interest rates earned on investment securities and loans and interest rates paid on deposits and borrowed funds.

The rate-setting actions of the Federal Open Market Committee (the "FOMC") of the Federal Reserve System have a significant effect on the Company's operating results and the level of growth in its loans and deposits. For information about rate-setting actions over the past few years, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Economic Environment,—Financial Condition and—Operating Results" appearing elsewhere herein.

Personnel

As of December 31, 2011, the Company had 325 full-time employees and 33 part-time employees. The employees are not represented by a collective bargaining unit and the Company considers its relationship with its employees to be good.

Access to Information

As a public company, Brookline Bancorp, Inc. is subject to the informational requirements of the Securities Exchange Act of 1934 as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "SEC"). The Company makes available on or through its internet website, without charge, its annual reports on Form 10-K, proxy, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the SEC. The Company's reports filed with, or furnished to, the SEC are also available at the SEC's website at www.sec.gov. Press releases are also maintained on the Company's website.

The Company maintains an internet website at www.brooklinebank.com and additional information for each bank can be found at www.fnbi.com and www.bankri.com. Information on the Company's website is not incorporated by reference into this document and should not be considered part of this Report.

The Company's common stock is listed on the NASDAQ under the symbol "BRKL."

Supervision and Regulation

General

Brookline Bancorp, Inc. is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "BHCA"). The Company is regulated, examined and supervised by the FRB. The Company owns three banking subsidiaries: Brookline Bank, First Ipswich and effective January 1, 2012, BankRI. The Company is required to file reports with, and otherwise comply with the rules and regulations of, the SEC under the federal securities laws.

The business in which the Company and its subsidiaries are engaged is subject to extensive supervision, regulation and examination by various federal regulatory agencies (the "Agencies"), including the FRB, the Office of the Comptroller of the Currency (the "OCC") and the Federal Deposit Insurance Corporation (the "FDIC"). BankRI is also subject to regulation under the laws of the State of Rhode Island and the jurisdiction of the Banking Division of the Rhode Island Department of Business Regulation (the "RIBD"). State and federal banking laws generally have as their principal objective either the maintenance of the safety and soundness of financial institutions and the federal deposit insurance system or the protection of consumers or classes of consumers, and depositors in particular, rather than the specific protection of shareholders. Set forth below is a brief description of certain laws and regulations that relate to the regulation of the Company and the Banks.

Regulatory Reform

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") comprehensively reformed the regulation of financial institutions, products and services. Among other things, the Dodd-Frank Act:

- Abolished the Office of Thrift Supervision ("OTS") and transferred its powers with respect to federal savings banks, such as Brookline Bank, to the OCC and with respect to savings and loan holding companies to the FRB. The OCC adopted, effective July 21, 2011, with certain renumbering and minor technical modifications, most preexisting OTS regulations (other than those dealing with preemption), that were previously applicable to federal savings banks;
- Bars banking organizations, such as the Company, from engaging in proprietary trading and from sponsoring and investing in hedge funds and private equity funds, except as permitted under certain limited circumstances, as discussed in "Regulation of the Company" and "Regulation of the Banks" below;
- Grants the FRB increased supervisory authority allowing it to directly examine the subsidiaries of the Company, including the Banks as discussed in "Regulation of the Banks" below;
- Codifies the source of strength doctrine, as discussed in more detail in "Regulation of the Banks—Source of Strength" below;
- Provides for new capital standards applicable to the Company and the Banks, as discussed in more detail in "Regulation of the Banks—Capital Requirements" below;
- Modifies deposit insurance coverage, as discussed in "Regulation of the Banks—Deposit Insurance" below;
- Established the Consumer Financial Protection Bureau (the "CFPB"), as discussed in "Regulation of the Banks—Consumer Protection Regulation" below;
- Established a new standard for preemption of state consumer financial laws, which will affect national banking associations such as First Ipswich, as discussed in "Regulation of the Banks—Preemption of State Consumer Protection Laws" below;
- Established new minimum mortgage underwriting standards for residential mortgages, as discussed in "Regulation of the Banks—Mortgage Reform" below;
- Established new corporate governance and proxy disclosure requirements, as discussed in "Regulation of the Banks—Corporate Governance and Executive Compensation" below;

- Authorizes the FRB to regulate interchange fees for debit card transactions. The FRB has issued a rule governing the interchange fees charged on debit cards which caps the fees a bank may charge on a debit card transactions and shifts such interchange fees from a percentage of the transaction amount to a per transaction fee. Although the rule does not directly apply to institutions with less than $10 billion in assets, market forces may result in debit card issuers of all sizes adopting fees that comply with this rule;
- Permits the payment of interest on business demand deposit accounts;
- Established and empowered the Financial Stability Oversight Council to designate certain activities as posing a risk to the U.S. financial system and recommend new or heightened standards and safeguards for financial institutions engaging in such activities; and
- Established the Office of Financial Research, which has the power to require reports from financial services companies such as the Company.

Regulation of the Company

Following its acquisition of First Ipswich Bancorp on February 28, 2011, the Company became a bank holding company subject to regulation under the BHCA. In addition, the Company is subject to examination and supervision by the FRB, and is required to file reports with, and provide additional information requested by, the FRB. Under the BHCA, the Company may not generally engage in activities or acquire more than 5% of any class of voting securities of any company which is not a bank or bank holding company, and may not engage directly or indirectly in activities other than those of banking, managing or controlling banks or furnishing services to its subsidiary banks, except that it may engage in and may own shares of companies engaged in certain activities the FRB determined to be so closely related to banking or managing and controlling banks as to be a proper incident thereto. However, a bank holding company that has elected to be treated as a "financial holding company" may engage in activities that are financial in nature or incidental or complementary to such financial activities, as determined by the FRB alone, or together with the Secretary of the Department of the Treasury. The Company has not elected "financial holding company" status. Under certain circumstances, the Company may be required to give notice to or seek approval of the FRB before engaging in activities other than banking. Additionally, the Dodd-Frank Act bars banking organizations, such as the Company, from engaging in proprietary trading and from sponsoring and investing in hedge funds and private equity funds, except as permitted under certain limited circumstances.

Regulation of the Banks

Brookline Bank

As a federally-chartered savings bank, Brookline Bank is subject to supervision and regulation by the OCC. As discussed above, pursuant to the Dodd-Frank Act, the OCC has replaced the OTS as the primary federal regulator of Brookline Bank. The OCC may interpret and enforce existing OTS regulations and guidance applicable to federal savings banks in a manner different from the way they were interpreted and enforced by the OTS. The OCC may also conduct examinations of Brookline Bank in a different manner from the OTS. As an FDIC-insured depository institution, Brookline Bank is also secondarily subject to supervision and regulation by the FDIC and under the Dodd-Frank Act the FRB may directly examine the subsidiaries of the Company, including Brookline Bank. Federal savings banks must comply with the Home Owners' Loan Act ("HOLA") and the implementing regulations of the OCC. HOLA and OCC regulations also limit federal savings banks' authority to invest in certain types of loans or other investments. Permissible investments for federal savings banks include, but are not limited to, mortgage loans secured by residential and commercial real estate, commercial and consumer loans, certain types of debt securities, bank premises and certain other assets. Under HOLA, Brookline Bank may establish service corporations to engage in activities not permissible for Brookline Bank to conduct directly, including certain real estate investments and securities and insurance brokerage activities. As noted above, the Dodd-Frank Act bars Brookline Bank from engaging in proprietary trading and from sponsoring and investing in hedge funds and private equity funds, except as permitted under certain limited circumstances.

First Ipswich

As a national bank, First Ipswich is subject to supervision and regulation by the OCC. As an FDIC-insured depository institution, First Ipswich is also secondarily subject to supervision and regulation by the FDIC and under the Dodd-Frank Act the Federal Reserve may directly examine the subsidiaries of the Company, including First Ipswich. National banks must comply with the National Bank Act and the regulations promulgated thereunder by the OCC, which limit the activities of national banks to those that are deemed to be part of, or incidental to, the "business of banking." Activities that are part of, or incidental to, the business of banking include taking deposits, borrowing and lending money and discounting or negotiating paper. Subsidiaries of national banks generally may only engage in activities permissible for the parent national bank. As noted above, the Dodd-Frank Act bars First Ipswich from engaging in proprietary trading and from sponsoring and investing in hedge funds and private equity funds, except as permitted under certain limited circumstances.

BankRI

As an FDIC-insured Rhode Island-chartered bank, BankRI is subject to the supervision and regulation by the RIBD and the FDIC. Under the Dodd-Frank Act, the Federal Reserve may directly examine the subsidiaries of the Company, including BankRI. The Federal Deposit Insurance Corporation Improvement Act provides that FDIC-insured state banks such as BankRI may not engage as a principal, directly or through a subsidiary, in any activity that is not permissible for a national bank, unless the FDIC determines that the activity does not pose a significant risk to the FDIC's deposit insurance fund, and the bank is in compliance with its applicable capital standards. In addition, an insured state bank may not acquire or retain, directly or through a subsidiary, any equity investment of a type, or in an amount, that is not permissible for a national bank, unless such investments meet certain grandfather requirements. The Gramm-Leach-Bliley Act of 1999 (the "GLBA") provides that subsidiaries of state banks may engage in "activities as principal that would only be permissible" for a national bank to conduct in a financial subsidiary. This provision permits state banks, to the extent permitted under state law, to engage in certain new activities, which are permissible for subsidiaries of a financial holding company. The prior approval of the FDIC and the RIBD is required, among other things, for BankRI to establish or relocate an additional branch office, assume deposits, or engage in any merger, consolidation, purchase or sale of all or substantially all of the assets of any bank. As noted above, the Dodd-Frank Act bars BankRI from engaging in proprietary trading and from sponsoring and investing in hedge funds and private equity funds, except as permitted under certain limited circumstances.

Acquisitions and Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Riegle-Neal") and the Dodd-Frank Act permit well-capitalized and well-managed bank holding companies and banks, as determined by Agencies, to acquire banks in any state subject to certain concentration limits and other conditions. Riegle-Neal also generally authorizes the interstate merger of banks. However, as a bank holding company, the Company is required to obtain prior Federal Reserve approval before acquiring more than 5% of a class of voting securities, or substantially all of the assets, of a bank holding company, bank or savings association. In addition, among other things, Riegle-Neal and the Dodd-Frank Act permit banks to establish new branches on an interstate basis to the same extent a bank chartered by the host state may establish branches. HOLA permits federally-chartered savings banks, such as Brookline Bank, to branch nationwide and preempts state law that would restrict the branches of a federal savings bank.

Limitations on Acquisitions of Company Common Stock

The Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company, such as the Company, unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting securities of a bank holding company with a class of securities registered under Section 12 of the Exchange Act would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company. In addition, a company is required to obtain the approval of the Federal Reserve under the BHCA before acquiring 25% (5% in the case of an acquirer that is a bank holding company) or more of any class of outstanding voting securities of a bank holding company, or otherwise obtaining control or a "controlling influence" over that bank holding company. In September 2008, the Federal Reserve released guidance on minority investment in banks which relaxed the presumption of control for investments of greater than 10% of a class of outstanding voting securities of a bank holding company in certain instances discussed in the guidance.

Dividend Restrictions

The Company is a legal entity separate and distinct from each of the Banks. The revenue of the Company (on a parent company only basis) is derived primarily from interest and dividends paid to it by the Banks. The right of the Company, and consequently the right of shareholders of the Company, to participate in any distribution of the assets or earnings of any subsidiary through the payment of such dividends or otherwise is necessarily subject to the prior claims of creditors of the subsidiary (including depositors, in the case of its banking subsidiary), except to the extent that certain claims of the Company in a creditor capacity may be recognized. It is the policy of the Federal Reserve that bank holding companies' should pay dividends only out of current earnings and only if, after paying such dividends, the bank holding company would remain adequately capitalized. The Federal Reserve has the authority to prohibit a bank holding company, such as the Company, from paying dividends if it deems such payment to be an unsafe or unsound practice.

The OCC, the FDIC and the RIBD each has the authority to use its enforcement powers to prohibit a bank from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice. Federal law also prohibits the payment of dividends by a bank that will result in the bank failing to meet its applicable capital requirements on a pro forma basis. Additionally, a savings association, such as Brookline Bank, must file an application for prior OCC approval to pay a dividend if the total amount of its capital distributions for the applicable calendar year would exceed the Brookline Bank's net income for that year plus its retained net income for the previous two years.

Capital Requirements

The Agencies have issued substantially similar risk-based and leverage capital guidelines applicable to United States banking organizations. In addition, the Agencies may from time to time require that a banking organization maintain capital above the minimum levels, whether because of its financial condition or actual or anticipated growth.

The Federal Reserve's risk-based guidelines define a three-tier capital framework. Tier 1 capital for bank holding companies generally consists of the sum of common stockholders' equity, perpetual preferred stock and trust preferred securities (both subject to certain limitations and, in the case of the latter, to specific limitations on the kind and amount of such securities which may be included as Tier 1 capital and certain additional restrictions described below), and minority interests in the equity accounts of consolidated subsidiaries, less goodwill and other non-qualifying intangible assets. Pursuant to the Dodd-Frank Act, trust preferred securities issued after May 19, 2010, will not count as Tier 1 capital; however, the Company's currently outstanding trust preferred securities have been grandfathered for Tier 1 eligibility. Tier 2 capital generally consists of hybrid capital instruments, perpetual debt and mandatory convertible debt securities; perpetual preferred stock and trust preferred securities, to the extent it is not eligible to be included as Tier 1 capital; term subordinated debt and intermediate-term preferred stock; and, subject to limitations, general allowances for loan losses. The sum of Tier 1 and Tier 2 capital less certain required deductions, such as investments in unconsolidated banking or finance subsidiaries, represents qualifying total capital. Risk-based capital ratios are calculated by dividing Tier 1 and total capital, respectively, by risk-weighted assets. Assets and off-balance sheet credit equivalents are assigned to one of four categories of risk-weights, based primarily on relative credit risk. The minimum Tier 1 risk-based capital ratio is 4% and the minimum total risk-based capital ratio is 8%. The Dodd-Frank Act requires the Federal Reserve to establish minimum risk-based capital requirements that may not be lower than those in effect on July 21, 2010. As of December 31, 2011, the Company's Tier 1 risk-based capital ratio was 15.9% and its total risk-based capital ratio was 17%.

In addition to the risk-based capital requirements, the Federal Reserve requires top-rated bank holding companies to maintain a minimum leverage capital ratio of Tier 1 capital (defined by reference to the risk-based capital guidelines) to its average total consolidated assets of at least 3.0%. For most other bank holding companies (including the Company), the minimum leverage capital ratio is 4.0%. Bank holding companies with supervisory, financial, operational or managerial weaknesses, as well as bank holding companies that are anticipating or experiencing significant growth, are expected to maintain capital ratios well above the minimum levels. The Company's leverage capital ratio was 14.4% as of December 31, 2011.

Pursuant to the Dodd-Frank Act, as with the risk-based capital requirements discussed above, the leverage capital requirements generally applicable to insured depository institutions will serve as a floor for any leverage capital requirements the FRB may establish for bank holding companies, such as the Company. The Dodd-Frank Act also specifies that the FRB may not establish leverage capital requirements for bank holding companies that are quantitatively lower than the leverage capital requirements in effect for insured depository institutions as of July 21, 2010.

The OCC and the FDIC have each promulgated regulations and adopted a statement of policy regarding the capital adequacy of banks. These requirements are substantially similar to those adopted by the FRB regarding bank holding companies, as described above. Moreover, the OCC and the FDIC each has promulgated corresponding regulations to implement the system of prompt corrective action established by Section 38 of the Federal Deposit Insurance Act, as amended (the "FDIA"). Under the regulations, a bank is "well-capitalized" if it has: (1) a total risk-based capital ratio of 10.0% or greater; (2) a Tier 1 risk-based capital ratio of 6.0% or greater; (3) a leverage ratio of 5.0% or greater; and (4) is not subject to any written agreement, order, capital directive or prompt corrective action directive to meet and maintain a specific capital level for any capital measure. A bank is "adequately capitalized" if it has: (1) a total risk-based capital ratio of 8.0% or greater; (2) a Tier 1 risk-based capital ratio of 4.0% or greater; and (3) a leverage ratio of 4.0% or greater (3.0% under certain circumstances) and does not meet the definition of a "well-capitalized bank."

The Agencies also must take into consideration: (1) concentrations of credit risk; (2) interest-rate risk; and (3) risks from non-traditional activities, as well as an institution's ability to manage those risks, when determining the adequacy of an institution's capital. This evaluation will be made as a part of the institution's regular safety and soundness examination. At December 31, 2011, each of the Banks was deemed to be a "well-capitalized" institution for the above purposes. Information concerning the Company and its subsidiaries with respect to capital requirements is incorporated by reference from Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," in the section entitled "Liquidity and Capital Resources," and Item 8, "Financial Statements and Supplementary Data," in the section entitled "Note 15, Regulatory Capital Requirements."

Generally, a bank, upon receiving notice that it is not adequately capitalized (i.e., that it is "undercapitalized"), becomes subject to the prompt corrective action provisions of Section 38 of FDIA that, for example, (1) restrict payment of capital distributions and management fees, (2) require that the applicable Agency monitor the condition of the institution and its efforts to restore its capital, (3) require submission of a capital restoration plan, (4) restrict the growth of the institution's assets and (5) require prior regulatory approval of certain expansion proposals. A bank that is required to submit a capital restoration plan must concurrently submit a performance guarantee by each company that controls the bank. A bank that is "critically undercapitalized" (i.e., has a ratio of tangible equity to total assets that is equal to or less than 2.0%) will be subject to further restrictions, and generally will be placed in conservatorship or receivership within 90 days.

The Company has not elected, and does not expect to elect, to calculate its risk-based capital requirements under either the "advanced" or "standard" approach of the Basel II capital accords. The Basel Committee on Banking Supervision has also released new capital requirements, known as Basel III, setting forth higher capital requirements, enhanced risk coverage, a global leverage ratio, provisions for counter-cyclical capital, and liquidity standards. The FRB has not yet adopted Basel III, and when it is implemented in the United States, it may be with some modifications or adjustments. Additionally, the timetable for the adoption and implementation of Basel III is expected to last for several years. Accordingly, the Company is not yet in a position to determine the effect of Basel III on its capital requirements.

Deposit Insurance

The Banks each pay deposit insurance premiums to the FDIC based on an assessment rate established by the FDIC. For most banks and savings associations, including the Banks, FDIC rates depend upon a combination of CAMELS component ratings and financial ratios. CAMELS ratings reflect the applicable Agencies' evaluation of the financial institution's capital, asset quality, management, earnings, liquidity and sensitivity to risk. For large banks and savings associations that have long-term debt issuer ratings, assessment rates depend upon such ratings, and CAMELS component ratings. Pursuant to the Dodd-Frank Act, deposit premiums are now based on assets rather than insurable deposits. To determine its actual deposit insurance premiums, the Banks will each compute the base amount on its average consolidated assets less its average tangible equity (defined as the amount of Tier 1 capital) and its applicable assessment rate. The new assessment formula was effective on April 1, 2011, and was used to calculate the June 30, 2011 assessment. Future expenses will be based on asset levels, Tier 1 capital levels, assessment rates, CAMELS ratings, and whether there are any future special assessments by the FDIC.

Pursuant to an FDIC rule issued in November 2009, each of the Banks prepaid its quarterly risk-based assessments to the FDIC for the fourth quarter of 2009 and for all of 2010, 2011, and 2012 on December 30, 2009. The prepaid deposit premium amounted to $6.2 million for Brookline Bank, $1.9 million for First Ipswich and $6.5 million for BankRI. Each Bank recorded the entire amount of its prepayment as an asset (a prepaid expense). The prepaid assessments bear a 0% risk weight for risk-based capital purposes. Each quarter, each Bank has recorded and will record an expense for its regular quarterly assessment for the quarter and a corresponding credit to the prepaid assessment until the asset is exhausted. The FDIC will not refund or collect additional prepaid assessments because of a decrease or growth in deposits over the remaining two years. However, should the prepaid assessment not be exhausted after collection of the amount due on June 30, 2013, the remaining amount of the prepayment will be returned to each Bank respectively. Pursuant to the Dodd-Frank Act, FDIC deposit insurance has been permanently increased from $100,000 to $250,000 per depositor. Additionally, the Dodd-Frank Act provides temporary unlimited deposit insurance coverage for noninterest-bearing transactions accounts beginning December 31, 2010, and ending December 31, 2012. This replaced the FDIC's Transaction Account Guarantee Program, which expired on December 31, 2010.

The FDIC has the power to adjust deposit insurance assessment rates at any time. We cannot predict whether, as a result of the adverse change in U.S. economic conditions and, in particular, declines in the value of real estate in certain markets served by the Banks, the FDIC will in the future increase deposit insurance assessment levels.

Regulatory Enforcement Authority

The enforcement powers available to the Agencies include, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties. In general, these enforcement actions may be initiated for violations of law and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities. Under certain circumstances, federal and state law requires public disclosure and reports of certain criminal offenses and also final enforcement actions by the Agencies.

Source of Strength

Under the Dodd-Frank Act, the Company is required to serve as a source of financial strength for each of the Banks in the event of the financial distress of any of the Banks. This provision codifies the longstanding policy of the Federal Reserve. This support may be required at times when the bank holding company may not have the resources to provide it. Similarly, under the cross-guarantee provisions of the Federal Deposit Insurance Act, as amended (the "FDIA"), the FDIC can hold any FDIC-insured depository institution liable for any loss suffered or anticipated by the FDIC in connection with (1) the "default" of a commonly controlled FDIC-insured depository institution; or (2) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution "in danger of default."

Transactions with Affiliates

Under Sections 23A and 23B of the Federal Reserve Act and Regulation W promulgated thereunder, there are various legal restrictions on the extent to which a bank holding company and its nonbank subsidiaries may borrow, obtain credit from or otherwise engage in "covered transactions" with its FDIC-insured depository institution subsidiaries. Such borrowings and other covered transactions by an insured depository institution subsidiary (and its subsidiaries) with its nondepository institution affiliates are limited to the following amounts: in the case of one such affiliate, the aggregate amount of covered transactions of the insured depository institution and its subsidiaries cannot exceed 10% of the capital stock and surplus of the insured depository institution; and in the case of all affiliates, the aggregate amount of covered transactions of the insured depository institution and its subsidiaries cannot exceed 20% of the capital stock and surplus of the insured depository institution. The Dodd-Frank Act amended the definition of affiliate to include any investment fund for which the depository institution or one of its affiliates is an investment adviser. "Covered transactions" are defined by statute for these purposes to include a loan or extension of credit to an affiliate, a purchase of or investment in securities issued by an affiliate, a purchase of assets from an affiliate unless exempted by the Federal Reserve, the acceptance of securities issued by an affiliate as collateral for a loan or extension of credit to any person or company, the issuance of a guarantee, acceptance, or letter of credit on behalf of an affiliate, securities borrowing or lending transactions with an affiliate that creates a credit exposure to such affiliate, or a derivatives transaction with an affiliate that creates a credit exposure to such affiliate. Covered transactions are also subject to certain collateral security requirements. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tying arrangements in connection with any extension of credit, lease or sale of property of any kind, or furnishing of any service.

Safety and Soundness Standards

Pursuant to federal law, the Agencies have established standards, by regulations or guidelines, relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest-rate risk exposure, asset growth, asset quality, earnings, stock valuation and compensation, fees and benefits, and such other operational and managerial standards as the agencies deem appropriate. In general, the standards require, among other things, appropriate systems and practices to identify and manage the risk and exposures specified in such standards. The Agencies prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal stockholder.

Loans to One Borrower

The Banks are generally subject to the same limits on loans to one borrower. Generally, the Banks may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of unimpaired capital and surplus. The restrictions applicable to Brookline Bank and First Ipswich provide that an additional amount may be loaned, equal to 10% of unimpaired capital and surplus, if the loan is secured by readily marketable collateral, which generally does not include real estate. The restrictions which apply to BankRI contain certain exceptions to the limitations. As of December 31, 2011, the Banks were in compliance with the loans-to-one-borrower limitations.

Qualified Thrift Lender Test

HOLA requires that federal savings banks, such as Brookline Bank, generally comply with the Qualified Thrift Lender ("QTL") test. Under the QTL test, federal savings banks generally are required to maintain at least 65% of their "portfolio assets" in "qualified thrift investments" for at least nine months of every twelve-month period. "Portfolio assets" generally means the total assets of a federal savings bank, less the sum of specified liquid assets up to 20% of total assets, goodwill and other intangible assets, and the value of property used in the conduct of the bank's business. "Qualified thrift investments" includes various types of loans made for residential and housing purposes, investments related to such purposes, including certain mortgage-backed and related securities, and loans for personal, family, household and certain other purposes up to a limit of 20% of portfolio assets. "Qualified thrift investments" also include 100% of a federal savings bank's credit card loans, education loans and small-business loans. Alternatively, a federal savings bank may satisfy the QTL test by qualifying as a "domestic building and loan association" as defined in the Internal Revenue Code. Pursuant to the amendments of HOLA under the Dodd-Frank Act, if a federal savings bank fails the QTL test and is unable to correct that failure for a period of time, it must comply with restrictions on branching, activities and dividends. If a federal savings association fails to re-qualify as a QTL within one year of failing the QTL test, its holding company must register as a bank holding company with the Federal Reserve Board. The Dodd-Frank Act also codified the existing OTS policy that every savings association, including Brookline Bank, becomes and remains a QTL.

Liquidity

The Banks are required to maintain a sufficient amount of liquid assets to ensure their safe and sound operation. To fund operations, the Banks historically have relied upon core deposits and borrowing from the Federal Home Loan Bank of Boston (the "FHLBB"). The Banks believe they have sufficient liquidity to meet their funding obligations. Pursuant to the Dodd-Frank Act and Basel III, the Agencies may implement new liquidity requirements applicable to each of the Banks.

Federal Home Loan Bank System

The Banks are each a member of the FHLBB, which is one of the regional Federal Home Loan Banks comprising the Federal Home Loan Bank System. Each Federal Home Loan Bank provides a central credit facility primarily for member institutions. Member institutions are required to acquire and hold shares of capital stock in the FHLBB in an amount at least equal to the sum of 0.35% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year and 4.5% of its advances (borrowings) from the FHLBB. The Banks were each in compliance with this requirement as of December 31, 2011, with an investment in FHLBB stock of $35.9 million by Brookline Bank, $2 million by First Ipswich and $16.2 million by BankRI. Each of the Banks receives dividends on its FHLBB stock. The FHLBB has recently declared dividends equal to an annual yield of approximately the daily average three-month LIBOR yield for the quarter for which the dividend has been declared. Dividend income on FHLBB stock of $35,000 was recorded during 2011.

Any advances from the FHLBB must be secured by specified types of collateral, and long-term advances may be used for the purpose of providing funds for residential housing finance, commercial lending and to purchase investments. Long-term advances may also be used to help alleviate interest-rate risk for asset and liability management purposes. As of December 31, 2011, Brookline Bank had approximately $483.4 million in FHLBB advances, First Ipswich had approximately $15.0 million in FHLBB advances and BankRI had approximately $240.9 million in FHLBB advances.

Federal Reserve System

The Banks are subject to provisions of the Federal Reserve Act and the Federal Reserve's regulations under which depository institutions may be required to maintain reserves against their deposit accounts and certain other liabilities. In 2008, the Federal Reserve Banks (FRBs) began paying interest on reserve balances. Currently, reserves must be maintained against transaction accounts (primarily negotiable order of withdrawal and regular checking accounts). The Banks are each in compliance with the foregoing reserve requirements. The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements imposed by the OCC with respect to Brookline Bank and First Ipswich.

Consumer Protection Regulation

The Company and the Banks are subject to a number of federal and state laws designed to protect consumers and prohibit unfair or deceptive business practices. These laws include the Equal Credit Opportunity Act, the Fair Housing Act, the Home Ownership Protection Act, the Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act of 2003 (the "FACT Act"), the GLBA, Truth in Lending Act, the Community Reinvestment Act (the "CRA"), the Home Mortgage Disclosure Act, Real Estate Settlement Procedures Act, National Flood Insurance Act and various state law counterparts. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must interact with customers when taking deposits, making loans, collecting loans and providing other services. Further, the Dodd-Frank Act established the CFPB, which has the responsibility for making rules and regulations under the federal consumer protection laws relating to financial products and services. The CFPB also has a broad mandate to prohibit unfair or deceptive acts and practices and is specifically empowered to require certain disclosures to consumers and draft model disclosure forms. Failure to comply with consumer protection laws and regulations can subject financial institutions to enforcement actions, fines and other penalties. The OCC examines Brookline Bank and First Ipswich for compliance with CFPB rules and enforces CFPB rules with respect to Brookline Bank and First Ipswich. The FDIC examines BankRI for compliance with CFPB rules and enforces CFPB rules with respect to BankRI.

Preemption of State Consumer Protection Laws

The Dodd-Frank Act established a new standard for preemption of state consumer financial laws, which will affect federal savings banks such as Brookline Bank and national banks such as First Ipswich. Under the new standard, a state consumer protection law may only be preempted if it has a discriminatory effect against national banks or federal savings banks, it prevents or significantly interferes with the exercise of a national bank's or federal savings bank's powers as determined by court order or by the OCC on a case-by-case basis or such law is preempted by a provision of federal law. This standard is expected to result in the preemption of fewer state consumer laws, thus, Brookline Bank and First Ipswich may have to comply with certain state laws that were considered preempted before the enactment of the Dodd-Frank Act.

Mortgage Reform

The Dodd-Frank Act prescribes certain standards that mortgage lenders must consider before making a residential mortgage loan, including verifying a borrower's ability to repay such mortgage loan. The Dodd-Frank Act also allows borrowers to assert violations of certain provisions of the Truth-in-Lending Act as a defense to foreclosure proceedings. Under the Dodd-Frank Act, prepayment penalties are prohibited for certain mortgage transactions and creditors are prohibited from financing insurance policies in connection with a residential mortgage loan or home equity line of credit. The Dodd-Frank Act requires mortgage lenders to make additional disclosures prior to the extension of credit, in each billing statement and for negative amortization loans and hybrid adjustable rate mortgages.

Privacy and Customer Information Security

The GLBA requires financial institutions to implement policies and procedures regarding the disclosure of nonpublic personal information about consumers to nonaffiliated third parties. In general, each Bank must provide its customers with an annual disclosure that explains its policies and procedures regarding the disclosure of such nonpublic personal information and, except as otherwise required or permitted by law, each Bank is prohibited from disclosing such information except as provided in such policies and procedures. The GLBA also requires that each Bank develop, implement and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information (as defined under the GLBA), to protect against anticipated threats or hazards to the security or integrity of such information; and to protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer. Each Bank is also required to send a notice to customers whose "sensitive information" has been compromised if unauthorized use of this information is "reasonably possible." Most of the states, including the states where the Banks operate, have enacted legislation concerning breaches of data security and the duties of each Bank in response to a data breach. A majority of states have enacted legislation concerning breaches of data security and Congress is considering federal legislation that would require consumer notice of data security breaches. In addition, Massachusetts has promulgated data security regulations with respect to personal information of Massachusetts residents. Pursuant to the FACT Act, each Bank must also develop and implement a written identity theft prevention program to detect, prevent, and mitigate identity theft in connection with the opening of certain accounts or certain existing accounts. Additionally, the FACT Act amends the Fair Credit Reporting Act to generally prohibit a person from using information received from an affiliate to make a solicitation for marketing purposes to a consumer, unless the consumer is given notice and a reasonable opportunity and a reasonable and simple method to opt out of the making of such solicitations.

The Community Reinvestment Act

The CRA requires lenders to identify the communities served by each Bank's offices and other deposit taking facilities and to make loans and investments and provide services that meet the credit needs of these communities. The Agencies examine banks and rate such institutions' compliance with the CRA as "Outstanding," "Satisfactory," "Needs to Improve" or "Substantial Noncompliance." Failure of an institution to receive at least a "Satisfactory" rating could inhibit such institution or its holding company from undertaking certain activities, including engaging in activities newly permitted as a financial holding company under the GLBA and acquisitions of other financial institutions. The Agencies must take into account the record of performance of banks in meeting the credit needs of the entire community served, including low-and moderate-income neighborhoods. Each Bank has achieved a rating of "Satisfactory" on its most recent CRA examination.

Anti-Money Laundering and the Bank Secrecy Act

Under the Bank Secrecy Act ("BSA"), a financial institution is required to have systems in place to detect certain transactions based on the size and nature of the transaction. Financial institutions are generally required to report to the United States Treasury any cash transactions involving more than $10,000. In addition, financial institutions are required to file suspicious activity reports for transactions that involve more than $5,000 and which the financial institution knows, suspects or has reason to suspect involves illegal funds, is designed to evade the requirements of the BSA or has no lawful purpose. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA PATRIOT Act"), which amended the BSA, is designed to deny terrorists and others the ability to obtain anonymous access to the U.S. financial system. The USA PATRIOT Act has significant implications for financial institutions and businesses of other types involved in the transfer of money. The USA PATRIOT Act, together with the implementing regulations of various federal regulatory agencies, has caused financial institutions, such as the Banks, to adopt and implement additional policies or amend existing policies and procedures with respect to, among other things, anti-money laundering compliance, suspicious activity, currency transaction reporting, customer identity verification and customer risk analysis. In evaluating an application under Section 3 of the BHCA to acquire a bank or an application under the Bank Merger Act to merge banks or affect a purchase of assets and assumption of deposits and other liabilities, the applicable federal banking regulator must consider the anti-money laundering compliance record of both the applicant and the target. In addition, under the USA PATRIOT Act financial institutions are required to take steps to monitor their correspondent banking and private banking relationships as well as, if applicable, their relationships with "shell banks."

The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. These sanctions, which are administered by Office of Foreign Assets Control ("OFAC"), take many different forms. Generally, however, they contain one or more of the following elements: (1) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on "U.S. persons" engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (2) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (for example, property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC.

Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley")

Sarbanes-Oxley implemented a broad range of corporate governance and accounting measures for public companies (including publicly held bank holding companies such as the Company) designed to promote honesty and transparency in corporate America. Sarbanes-Oxley's principal provisions, many of which have been interpreted through regulations released in 2003, provide for and include, among other things, (1) requirements for audit committees, including independence and financial expertise; (2) certification of financial statements by the principal executive officer and principal financial officer of the reporting company; (3) standards for auditors and regulation of audits; (4) disclosure and reporting requirements for the reporting company and directors and executive officers; and (5) a range of civil and criminal penalties for fraud and other violations of securities laws.

Corporate Governance and Executive Compensation

Under the Dodd-Frank Act, the SEC has adopted rules granting shareholders a non-binding vote on executive compensation and "golden parachute" payments. Pursuant to modifications of the proxy rules under the Dodd-Frank Act, the Company will be required to disclose the relationship between executive pay and financial performance, the ratio of the median pay of all employees to the pay of the chief executive officer, and employee and director hedging activities. The Dodd-Frank Act also requires that stock exchanges change their listing rules to require that each member of a listed company's compensation committee be independent and be granted the authority and funding to retain independent advisors and to prohibit the listing of any security of an issuer that does not adopt policies governing the claw back of excess executive compensation based on inaccurate financial statements. The Agencies have proposed new regulations which prohibit incentive-based compensation arrangements that encourage executives and certain other employees to take inappropriate risks.

Item 1A. Risk Factors

If the Company's allowance for loan losses is not sufficient to cover actual loan losses, the Company's earnings would decrease.

The Company is exposed to the risk that its borrowers may default on their obligations. A borrower's default on its obligations under one or more loans may result in lost principal and interest income and increased operating expenses as a result of the allocation of management time and resources to the collection and work-out of the loan. In certain situations, where collection efforts are unsuccessful or acceptable work-out arrangements cannot be reached, the Company may have to write off the loan in whole or in part. In such situations, the Company may acquire real estate or other assets, if any, that secure the loan through foreclosure or other similar available remedies, and often the amount owed under the defaulted loan often exceeds the value of the assets acquired.

The Company periodically makes a determination of an allowance for loan losses based on available information, including, but not limited to, the quality of the loan portfolio, certain economic conditions, the value of the underlying collateral and the level of non-accruing and criticized loans. The Company relies on its loan quality reviews, our experience and our evaluation of economic conditions, among other factors, in determining the amount of provision required for the allowance for loan losses. Provisions to this allowance result in an expense for the period. If, as a result of general economic conditions, previously incorrect assumptions, or an increase in defaulted loans, the Company determines that additional increases in the allowance for loan losses are necessary, additional expenses will be incurred.

Determining the allowance for loan losses inherently involves a high degree of subjectivity and requires the Company to make significant estimates of current credit risks and trends, all of which may undergo material changes. At any time, there are likely to be loans in our portfolio that will result in losses but that have not been identified as non-performing or potential problem credits. The Company cannot be sure that it will be able to identify deteriorating credits before they become non-performing assets or that it will be able to limit losses on those loans that are identified. The Company has in the past been, and in the future may be, required to increase our allowance for loan losses for any of several reasons. State and federal regulators, in reviewing its loan portfolio as part of a regulatory examination, may request that the Company increase our allowance for loan losses. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in our allowance for loan losses. In addition, if charge-offs in future periods exceed our allowance for loan losses, the Company will need additional increases in our allowance for loan losses. Any increases in our allowance for loan losses will result in a decrease in the Company's net income and, possibly, our capital, and could have an adverse effect on our financial condition and results of operations.

The Banks' loan portfolios include commercial loans, which are generally riskier than other types of loans.

The Banks' commercial real estate and commercial loan portfolios currently comprise 63% of total loans. Commercial loans generally carry larger loan balances and involve a higher risk of nonpayment or late payment than residential mortgage loans. Most of the commercial loans are secured by borrower business assets such as accounts receivable, inventory, equipment and other fixed assets. Compared to real estate, these types of collateral are more difficult to monitor, harder to value, may depreciate more rapidly and may not be as readily saleable if repossessed. Repayment of commercial loans is largely dependent on the business and financial condition of borrowers. Business cash flows are dependent on the demand for the products and services offered by the borrower's business. Such demand may be reduced when economic conditions are weak or when the products and services offered are viewed as less valuable than those offered by competitors. Because of the risks associated with commercial loans, the Banks may experience higher rates of default than if the portfolio were more heavily weighted toward residential mortgage loans. Higher rates of default could have an adverse effect on the Company's financial condition and results of operations.

Difficult market conditions and economic trends in the real estate market have adversely affected the banking industry and the Company's business.

The Company is particularly affected by downturns in the U.S. real estate market. Declines in the real estate market over the past several years, with decreasing property values and increasing delinquencies and foreclosures, may have a negative impact on the credit performance of commercial and construction, mortgage, and consumer loan portfolios resulting in significant write-downs of assets by many financial institutions as the values of real estate collateral supporting many loans have declined significantly. In addition, general downward economic trends and continued high levels of unemployment, among other factors, have led to erosion of customer confidence, a reduction in general business activity and increased market volatility. The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets have adversely affected its business, financial condition, results of operations and stock price. A worsening of these economic conditions would likely exacerbate the adverse effects of these difficult market conditions on the Company and others in the industry. The Company's ability to properly assess the creditworthiness of customers and to estimate the losses inherent in its credit exposure is made more complex by these difficult market and economic conditions. Accordingly, if these market conditions and trends continue, the Company may experience increases in foreclosures, delinquencies, write-offs and customer bankruptcies, as well as more restricted access to funds.

Geographic concentration of the Company's loans may increase its exposure to credit losses.

The Company primarily serves individuals and businesses located in the greater Boston metropolitan area, eastern Massachusetts and, since the acquisition of Bancorp Rhode Island, Rhode Island. The Company's success is largely dependent on the economic conditions, including employment levels, population growth, income levels, savings trends and government policies, in those market areas. While the economy in these market areas has performed better than in other geographic areas, unemployment is nonetheless elevated in relation to historic trends. Continued weakened economic conditions caused by recession, unemployment, inflation, a decline in real estate values or other factors beyond the Company's control could adversely affect the ability of borrowers to service their debt obligations and result in higher loan losses and lower net income.

Environmental liability associated with the Company's lending activities could result in losses.

In the course of business, the Company may acquire, through foreclosure, properties securing loans originated or purchased that are in default. Particularly in commercial real estate lending, there is a risk that hazardous substances could be discovered on these properties. In this event, the Company might be required to remove these substances from the affected properties at its sole cost and expense. The cost of this removal could substantially exceed the value of affected properties. The Company may not have adequate remedies against the prior owner or other responsible parties and could find it difficult or impossible to sell the affected properties. These events could have an adverse effect on the Company's financial condition and results of operations.

Changes to interest rates could adversely affect the Company's results of operations and financial condition.

The Company's consolidated results of operations depend, on a large part, on net interest income, which is the difference between (i) interest income on interest-earning assets, such as loans and securities, and (ii) interest expense on interest-bearing liabilities, such as deposits and borrowings. As a result, the Company's earnings and growth are significantly affected by interest rates, which are subject to the influence of economic conditions generally, both domestic and foreign, to events in the capital markets and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The nature and timing of any changes in such policies or general economic conditions and their effect on the Company cannot be controlled and are extremely difficult to predict. Changes in interest rates can affect the Company's net interest income as well as the value of its assets and liabilities. Changes in market interest rates, changes in the relationships between short-term and long-term market interest rates, or the yield curve, or changes in the relationships between different interest-rate indices can affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income, and therefore reduce the Company's net interest income. Further, declines in market interest rates may trigger loan prepayments, which in many cases are within the Company's customers' discretion, and which in turn may serve to reduce net interest income if it is unable to lend those funds to other borrowers or invest the funds at the same or higher interest rates.

Competition in the financial services industry could make it difficult for the Company to sustain adequate profitability.

The Company faces significant competition for loans and deposits from other banks and financial institutions both within and beyond its local market place. Many of the Company's competitors have substantially greater resources and higher lending limits than it does and may offer products and services that it does not, or cannot, provide. The ability of non-banking financial institutions to provide services previously limited to commercial banks has intensified competition. Because non-banking financial institutions are not subject to the same regulatory restrictions as banks and bank holding companies, they can often operate with greater flexibility and lower cost structures. Securities firms and insurance companies that elect to become financial holding companies may acquire banks and other financial institutions. This may significantly change the competitive environment in which the Company conducts its business. As a result of these various sources of competition, the Company could lose business to competitors or could be forced to price products and services on less advantageous terms to retain or attract clients, either of which would adversely affect its profitability.

Damage to the Company's reputation could significantly harm its business, including its competitive position and business prospects.

The Company's ability to attract and retain customers and employees could be adversely affected if its reputation is damaged. The Company's actual or perceived failure to address various issues could give rise to reputational risk that could cause harm to the Company and its business prospects. These issues also include, but are not limited to, legal and regulatory requirements; properly maintaining customer and employee personal information; record keeping; money-laundering; sales and trading practices; ethical issues; appropriately addressing potential conflicts of interest; and the proper identification of the legal, reputational, credit, liquidity and market risks inherent in our products. Failure to appropriately address any of these issues could also give rise to additional regulatory restrictions and legal risks, which could, among other consequences, increase the size and number of litigation claims and damages asserted or subject the Company to enforcement actions, fines and penalties and incur related costs and expenses.

The Company operates in a highly regulated industry, and laws and regulations, or changes in them, could limit or restrict its activities and could have an adverse impact in its operations.

The Company is subject to regulation and supervision by the Federal Reserve. The Banks are subject to regulation and supervision by their respective federal and state regulatory agencies, which currently include the OCC, the FDIC, and the Rhode Island Division of Banking of the Department of Business Regulation.

Federal and state laws and regulations govern numerous matters including changes in the ownership or control of banks and bank holding companies, maintenance of adequate capital and the financial condition of a financial institution, permissible types, amounts and terms of extensions of credit and investments, permissible nonbanking activities, the level of reserves against deposits and restrictions on dividend payments. The OCC, the FDIC, the Rhode Island Division of Banking of the Department of Business Regulation possess the power to issue cease-and-desist orders to prevent or remedy unsafe or unsound practices or violations of law by banks subject to their regulation, and the Federal Reserve possesses similar powers with respect to bank holding companies. These and other restrictions limit the manner in which the Company and the Banks may conduct business and obtain financing.

The Dodd-Frank Act comprehensively reformed the regulation of financial institutions, products and services. Because many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, it is difficult to forecast the impact that such rulemaking will have on the Company, its customers or the financial industry. Certain provisions of the Dodd-Frank Act that affect deposit insurance assessments, the payment of interest on demand deposits and interchange fees could increase the costs associated with the Banks' deposit-generating activities, as well as place limitations on the revenues that those deposits may generate. For example, while the Federal Reserve has proposed rules pursuant to the Dodd-Frank Act governing debit card interchange fees that apply to institutions with greater than $10 billion in assets, market forces may effectively require all banks to adopt debit card interchange fee structures that comply with these rules.

Among other things, the Dodd-Frank Act established the Consumer Financial Protection Bureau, or the "CFPB," as an independent bureau of the Federal Reserve. The CFPB has the authority to prescribe rules for all depository institutions governing the provision of consumer financial products and services, which may result in rules and regulations that reduce the profitability of such products and services or impose greater costs on the Company and its subsidiaries. The Banks will continue to be examined by the OCC and the FDIC for compliance with such rules. The Dodd-Frank Act established new minimum mortgage underwriting standards for residential mortgages and the regulatory agencies have focused on the examination and supervision of mortgage lending and servicing activities. Over the past year there has been a heightened regulatory scrutiny of consumer fees, which may result in new disclosure requirements or regulations regarding the fees that the Banks may charge for products and services.

Regulators may raise capital requirements above current levels in connection with the implementation of Basel III, the Dodd-Frank Act or otherwise, which may require the Company and Banks to hold additional capital that could limit the manner in which the Company and its banking subsidiaries conduct its business and obtain financing. Furthermore, the imposition of liquidity requirements in connection with the implementation of Basel III in the United States, or otherwise, could result in the Company and its banking subsidiaries having to lengthen the term of its funding, restructure its business models, and/or increase its holdings of liquid assets. If the federal banking agencies implement a capital conservation buffer and/or a countercyclical capital buffer, as proposed in Basel III, a failure by the Company or its banking subsidiaries to satisfy the applicable buffer's requirements would limit its ability to make distributions, including paying out dividends or buying back shares.

To the extent that the Company acquires other companies, its business may be negatively impacted by certain risks inherent with such acquisitions.

The Company has acquired and will continue to consider the acquisition of other financial services companies. To the extent that the Company acquires other companies in the future, its business may be negatively impacted by certain risks inherent with such acquisitions. These risks include the following:

- The risk that the acquired business will not perform in accordance with management's expectations;
- The risk that difficulties will arise in connection with the integration of the operations of the acquired business with the operations of the Company's businesses;
- The risk that management will divert its attention from other aspects of the Company's business;
- The risk that the Company may lose key employees of the combined business; and
- The risks associated with entering into geographic and product markets in which the Company has limited or no direct prior experience.

The Company may be required to write down goodwill and other acquisition-related identifiable intangible assets.

When the Company acquires a business, a portion of the purchase price of the acquisition is allocated to goodwill and other identifiable intangible assets. The excess of the purchase price over the fair value of the net identifiable tangible and intangible assets acquired determines the amount of the purchase price that is allocated to goodwill acquired. At December 31, 2011, goodwill and other identifiable intangible assets were approximately $51 million. Under current accounting standards, if the Company determines that goodwill or intangible assets are impaired, it would be required to write down the value of these assets. The Company conducts an annual review to determine whether goodwill and other identifiable intangible assets are impaired. Company management recently completed such an impairment analysis and concluded that no impairment charge was necessary for the year ended December 31, 2011. The Company cannot provide assurance whether it will be required to take an impairment charge in the future. Any impairment charge would have a negative effect on stockholders' equity and financial results and may cause a decline in the Company's stock price.

Systems failures, interruptions or breaches of security could have an adverse effect on the Company's financial condition and results of operations.

Communications and information systems are essential to the conduct of the Company's business, given that these systems are used to manage the Company's customer relationships, general ledger, deposits and loans. While the Company has established policies and procedures to prevent or limit the impact of systems failures, interruptions and security breaches, there can be no assurance that such events will not occur or that they will be adequately addressed if they do. In addition, any compromise of the Company's security systems could deter customers from using the Company's websites and online banking services,.both of which involve the transmission of confidential information. Although the Company relies on commonly used security and processing systems to provide the security and authentication necessary to effect the secure transmission of data, these precautions may not protect our systems from compromises, breaches of security and rapidly evolving types of cyber-attacks.

In addition, the Company outsources certain of its data processing to certain third-party providers and the Company is currently in the process of a conversion of the Company's banking subsidiary data and information processing systems. The conversions are expected to occur in 2012 and 2013. If the Company or its third-party providers encounter difficulties in the conversion, or if the Company has difficulty in communication with them, the Company's ability to adequately process and account for customer transactions could be affected, and its business operations could be adversely impacted. Threats to information security also exist in the processing of customer information through various other vendors.

The occurrence of any systems failure, interruption or breach of security could damage the Company's reputation and result in a loss of customers and business, subject the Company to additional regulatory scrutiny, or expose the Company to civil litigation and possible financial liability. Any of these occurrences could have a material adverse effect on the Company's financial condition and results of operations.

The Company may not be able to attract and retain qualified key employees, which could adversely affect its business prospects, including its competitive position and results of operations.

The Company's success is dependent upon its ability to attract and retain highly skilled individuals. There is significant competition for those individuals with the experience and skills required to conduct many of the Company's business activities. The Company may not be able to hire or retain the key personnel that it depends upon for success. The unexpected loss of services of one or more of these or other key personnel could have a material adverse impact on the Company's business because of their skills, knowledge of the markets in which we operate, years of industry experience and the difficulty of promptly finding qualified replacement personnel.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

At December 31, 2011, the Company conducted its business from its main office located in Brookline, 25 other banking offices located throughout greater Boston in Essex, Middlesex, Norfolk and Suffolk counties, an operations center in Brookline and two administration offices in Brookline and an office in Newton, Massachusetts used to conduct Brookline Bank's auto lending business. In addition to its main office, Brookline Bank owns three of its banking offices and leases all of its other locations. It also has two remote ATM locations, one of which is leased. Eastern Funding conducts its business from leased premises in New York, New York. See "Lease Commitments" under Note 13 of the Notes to Consolidated Financial Statements appearing elsewhere herein, for information regarding the Company's lease commitments at December 31, 2011.

Item 3. Legal Proceedings

The Company was not involved in any legal proceedings other than routine legal proceedings occurring in the ordinary course of business. Management believes that those routine legal proceedings involve, in the aggregate, amounts that are immaterial to the Company's financial condition and results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

None

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) The common stock of the Company is traded on NASDAQ under the symbol BRKL. The approximate number of registered holders of common stock as of February 27, 2012 was 2,218. Market prices for the Company's common stock and dividends paid per quarter during 2011 and 2010 follow.

	Market Prices		Dividend Paid
	High	Low	Per Share
2011			
First Quarter	$11.68	$9.93	$0.085
Second Quarter	10.61	8.26	0.085
Third Quarter	9.68	7.12	0.085
Fourth Quarter	8.74	7.30	0.085
2010			
First Quarter	$11.13	$9.25	$0.085
Second Quarter	11.63	8.63	0.085
Third Quarter	10.22	8.70	0.085
Fourth Quarter	11.31	9.34	0.085

Five Year Performance Comparison

The following graph compares total shareholder return on the Company's common stock over the last five years with the Russell 2000 Index, the SNL New England Thrift Index and the SNL Index of Thrifts with assets between $1 billion and $5 billion. Index values are as of December 31 of each of the indicated years.

Total Return Performance



125
100
75
50
25
Index Value
Brookline Bancorp, Inc.
Russell 2000
SNL New England Thrift
SNL Thrift $1B-$5B
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11

Index	Period Ending 12/31/2006	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011
Brookline Bancorp, Inc.	100	82.16	92.58	90.94	102.96	83.13
Russell 2000	100	98.43	65.18	82.89	105.14	100.75
SNL New England Thrift	100	82.86	87.21	82.98	85.05	84.22
SNL Thrift $1B-$5B	100	78.01	66.55	55.86	62.04	60.29

The graph assumes $100 invested on December 31, 2006 in each of the Company's common stock, the Russell 2000 Index, the SNL New England Thrift Index and the SNL Index of Thrifts with assets between $1 billion and $5 billion. The graph also assumes reinvestment of all dividends.

(b) Not applicable.

(c) The following table presents a summary of the Company's share repurchases during the quarter ended December 31, 2011.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs(1)(2)(3)	Maximum Number of Shares that May Yet be Purchased Under the Programs(1)(2)(3)
January 1 through December 31, 2011	—	—	—	4,804,410

(1) On April 19, 2007, the Board of Directors approved a program to repurchase 2,500,000 shares of the Company's common stock. Prior to October 1, 2010, 2,195,590 shares authorized under this program had been repurchased. At December 31, 2010, 304,410 shares authorized under this program remained available for repurchase.

(2) On July 19, 2007, the Board of Directors approved another program to repurchase an additional 2,000,000 shares of the Company's common stock. At December 31, 2010, all of the 2,000,000 shares authorized under this program remained available for repurchase.

(3) On January 17, 2008, the Board of Directors approved another program to repurchase an additional 2,500,000 shares of the Company's common stock. At December 31, 2010, all of the 2,500,000 shares authorized under this program remained available for repurchase.

The Board of Directors has delegated to the discretion of the Company's senior management the authority to determine the timing of the repurchases and the prices at which the repurchases will be made.

Item 6. Selected Financial Data

The selected financial and other data of the Company set forth below are derived in part from, and should be read in conjunction with, the Consolidated Financial Statements of the Company and Notes thereto presented elsewhere herein.

	At December 31,				
	2011	2010	2009	2008	2007
			(In Thousands)		
Selected Financial Condition Data:					
Total assets	$3,299,013	$2,720,542	$2,615,884	$2,613,005	$2,418,510
Loans	2,720,821	2,253,538	2,164,295	2,105,551	1,890,896
Allowance for loan losses	31,703	29,695	31,083	28,296	24,445
Debt securities:					
Available for sale	216,569	304,108	291,414	291,162	280,000
Held to maturity	—	—	112	161	189
Marketable equity securities	862	432	1,609	1,177	4,051
Goodwill and identified intangible assets	51,013	45,112	46,336	47,824	48,879
Deposits (excluding brokered deposits)	2,252,331	1,810,899	1,633,687	1,327,844	1,250,337
Brokered deposits	—	—	—	26,381	67,904
Borrowed funds and subordinated debt	506,919	388,569	468,766	737,418	555,023
Stockholders' equity	503,602	495,443	487,317	493,869	518,708
Non-performing loans	7,530	7,463	6,233	6,059	2,730
Non-performing assets	8,796	8,166	7,663	8,195	5,399

	Year Ended December 31,				
	2011	2010	2009	2008	2007
			(In Thousands)		
Selected Operating Data:					
Interest income	$140,535	$130,992	$140,056	$144,638	$146,768
Interest expense	30,336	34,567	53,756	68,995	73,462
Net interest income	110,199	96,425	86,300	75,643	73,306
Provision for credit losses	3,631	3,796	9,780	11,289	6,882
Net interest income after provision for credit losses	106,568	92,629	76,520	64,354	66,424
Loss from investments in affordable housing	(671)	—	—	—	—
Gains (losses) on sales of securities, net	80	834	1,985	(214)	47
Losses on impairment of securities, net	—	(49)	(744)	(2,635)	—
Penalty from prepayment of borrowed funds	—	(1,468)	(2,292)	—	—
Other non-interest income	5,653	3,038	2,810	3,120	3,070
Amortization of identified intangible assets	(1,570)	(1,224)	(1,488)	(1,751)	(2,014)
Other non-interest expense	(61,355)	(46,963)	(43,643)	(41,164)	(38,169)
Income before income taxes	48,705	46,797	33,148	21,710	29,358
Provision for income taxes	19,886	19,156	13,413	8,489	11,241
Net income	28,819	27,641	19,735	13,221	18,117
Less net income attributable to noncontrolling interest in subsidiary	1,219	769	535	371	375
Net income attributable to Brookline Bancorp Inc.	$ 27,600	$ 26,872	$ 19,200	$ 12,850	$ 17,742

	At or For the Year Ended December 31,				
	2011	2010	2009	2008	2007
Performance Ratios:					
Return on average assets	0.90%	1.01%	0.73%	0.51%	0.75%
Return on average stockholders' equity	5.51	5.45	3.94	2.56	3.23
Interest rate spread(1)	3.50	3.40	2.86	2.36	2.17
Net interest margin(1)	3.76	3.74	3.38	3.14	3.21
Dividend payout ratio	72.34	73.91	163.64	336.36	246.67
Capital Ratios:					
Stockholders' equity to total assets at end of year	15.27%	18.21%	18.63%	18.90%	21.45%
Tier 1 leverage ratio at end of year—the Company	14.37	—	—	—	—
Tier 1 core capital ratio at end of year—Brookline Bank	9.63	15.42	15.64	16.47	18.03
Tier 1 leverage ratio at end of year—First Ipswich	9.88	—	—	—	—
Asset Quality Ratios:					
Non-performing assets as a percent of total assets at end of year	0.27%	0.30%	0.29%	0.31%	0.22%
Allowance for loan losses as a percent of loans at end of year	1.17	1.32	1.44	1.34	1.29
Per Share Data:					
Basic earnings per common share	$ 0.47	$ 0.46	$ 0.33	$ 0.22	$ 0.30
Diluted earnings per common share	0.47	0.46	0.33	0.22	0.30
Number of shares outstanding at end of year (in thousands)(2)	59,223	59,072	59,031	58,373	57,990
Dividends paid per common share	$ 0.34	$ 0.34	$ 0.54	$ 0.74	$ 0.74
Book value per common share at end of year	8.50	8.39	8.26	8.46	8.94
Tangible book value per common share at end of year	7.64	7.62	7.47	7.64	8.10
Market value per common share at end of year	8.44	10.85	9.91	10.65	10.16

(1) Calculated on a fully-taxable equivalent basis. In 2009, excluding interest income of $1,614 (in thousands) due to the payoff of a loan on which there was unaccreted discount, interest-rate spread and net interest margin would have been 2.76% and 3.28%, respectively.

(2) Common stock issued less treasury stock.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

Brookline Bancorp, Inc., a Delaware corporation, is the multi-bank holding company for Brookline Bank, First Ipswich and their wholly-owned subsidiaries. The Company has no significant assets other than the common stock of the Banks. For this reason, substantially all of the discussion in this document relates to the operations of the Banks and their subsidiaries.

On January 1, 2012, the Company acquired Bancorp Rhode Island, a Rhode Island corporation and holding company for BankRI and its wholly-owned subsidiaries. BankRI is a commercial bank, headquartered in Providence, Rhode Island and conducts business through 17 full-service branches.

The Company, through its Banks, is a commercially-focused bank and has concentrated its business efforts in growing the commercial lending portfolio, both organically and through acquisitions. The recent acquisitions of First Ipswich Bancorp and Bancorp Rhode Island will complement the existing commercial portfolio and provide greater access to products and services available to the marketplace. In addition to the commercial services, the Company offers a wide range of retail banking services, including a full array of cash management products, consumer and residential loans and investment services designed to meet the financial needs of small- to mid-sized businesses and individuals throughout Central New England. The Company also offers both commercial and consumer on-line banking products and maintains a website at each bank, www.brooklinebank.com, www.fnbi.com and www.bankri.com. Specialty lending activities include indirect automobile loans, and equipment financing opportunities through Eastern Funding in the New York/New Jersey metropolitan area.

The Company and Banks are subject to the regulations of certain federal and state agencies and undergo periodic examinations by those regulatory authorities.

Overview

In 2011, the Company continued to migrate to a more commercial-profile balance sheet. The commercial loan portfolio increased $366.8 million, or 27.3%, primarily in commercial real estate and commercial and industrial loans. The growth in both its loan portfolio and net interest income was offset by additional non-interest expenses associated with the First Ipswich Bancorp acquisition and an increase in professional service fees, including merger-related costs, of $1.3 million (after-tax) associated with the pending acquisition of Bancorp Rhode Island. Basic and fully diluted EPS for 2011 increased to $0.47 from $0.46 in 2010.

The Company's operating income is driven by net interest income, which is driven by the net yield on interest-earning assets ("net interest margin") and the quality of the Company's assets. The Company's net interest income represents the difference between its interest income and its cost of funds. Interest income depends on the amount of interest-earning assets outstanding during the year and the interest rates earned thereon. Cost of funds is a function of the average amount of deposits and borrowed money outstanding during the year and the interest rates paid thereon. Net interest spread is the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities. Net interest margin generally exceeds the net interest spread as a portion of interest-earning assets are funded by various noninterest-bearing sources (primarily non-interest-bearing deposits and shareholders' equity). The increases (decreases) in the components of interest income and interest expense, expressed in terms of fluctuation in average volume and rate, are summarized in the Rate/Volume Analysis table shown on page 35. Information as to the components of interest income and interest expense and average rates is provided under "Results of Operations—Average Balances, Net Interest Income, Interest-rate Spread and Net Interest Margins" on page 33.

The quality of the Company's assets can also influence its earnings. Loans that are not being paid on a timely basis and exhibit other weaknesses can result in the loss of principal and/or interest income.

Additionally, the Company must make timely provisions to its allowance for loan losses based on estimates of probable losses inherent in the loan portfolio; these additions, which are charged against earnings, are necessarily greater when greater probable losses are expected. Further, the Company will incur expenses as a result of resolving troubled assets. All of these form the "credit risk" that the Company takes on in the ordinary course of its business and is further discussed under "Financial Condition—Non-Performing Assets" on page 51.

From the beginning, the Company's business strategy and focus have played a key role in growing the business and differentiating the Company from its competitors. Through its full-service banks, the Company seeks to differentiate itself through building long-term relationships with each customer, providing excellent customer service and by having the decision-making process done by local management. The Company believes it is important for each Bank to be able to make those decisions locally as each marketplace and customer base is different. The strategic move to a more commercial profile is attractive, among other reasons, because these types of loans have higher yields. Similarly, transaction deposits are attractive because of their generally lower interest cost and because there is potential for fee income.

The competition for loans and deposits remains intense. In additional to the competition, the economic recovery remains weak and the rate of unemployment high. While the economy in Massachusetts and, in particular, the greater Boston metropolitan area has remained relatively stable, unemployment nonetheless rose to levels not seen in over the past thirty years. The deterioration in the economy made it difficult for some of the Company's loan customers to make their loan payments and, as a result, the Company experienced loan losses that were higher than historic levels, particularly in its auto and equipment financing portfolios. While there have been signs recently that the economy has started to gradually improve, the Company expects the operating environment in 2012 to remain somewhat challenging. The volume of loan originations and loan losses will depend, to a large extent, on how the economy functions.

Loan and deposit growth is also greatly influenced by the rate setting actions of the Federal Open Market Committee (the "FOMC") of the Federal Reserve System. The FOMC lowered the rate for overnight federal fund borrowings between banks dramatically from 5.25% in September 2007 to a target range between zero and 0.25% in December 2008, the rate currently in effect. In 2011 and 2010, the unusually low interest-rate environment had a significant effect on deposit flows and yields earned on investments and loans. Rising rates in the future could cause changes in the mix and volume of the Company's deposits and make it more difficult for certain borrowers to be eligible for new loans or to service their existing debt.

The future operating results of the Company will depend on its ability to maintain net interest margin, while minimizing exposure to credit risk, along with increasing sources of non-interest income, while controlling the growth of non-interest or operating expenses.

Critical Accounting Policies

The accounting policies described below are considered critical to understanding the Company's financial condition and operating results. Such accounting policies are considered to be especially important because they involve a higher degree of complexity and require management to make difficult and subjective judgments which often require assumptions or estimates about matters that are inherently uncertain. The use of different judgments, assumptions and estimates could result in material differences in the Company's operating results or financial condition.

Allowance for Loan Losses

The allowance for loan losses represents management's estimate of probable losses inherent in the loan portfolio. Additions to the allowance are made through provisions for loan losses charged to operating earnings. Loan losses are charged off in the period loans, or portions thereof, are deemed uncollectible. The determination of the loans on which full collectability is not reasonably assured, the estimates of the fair value of the underlying collateral, and the assessment of economic and other conditions are subject to assumptions and judgments by management. Valuation allowances could differ materially as a result of changes in, or different interpretations of, these assumptions and judgments.

Management evaluates the adequacy of the allowance on a quarterly basis and reviews its conclusion as to the amount to be established with the Executive Committee and the Audit Committee. The Executive Committee is comprised of four independent directors of the Board of Directors and the Audit Committee is comprised of four other independent directors.

See Note 7 of the Notes to Consolidated Financial Statements presented elsewhere herein for additional information on how management determines the balance of the allowance for loan losses for each segment and class of loans.

Goodwill Impairment

Goodwill is presumed to have an indefinite useful life and is tested at least annually for impairment. Impairment exists when the carrying amount of goodwill exceeds its implied fair value. If fair value exceeds the carrying amount at the time of testing, goodwill is not considered impaired. Quoted market prices in active markets are the best evidence of fair value and are considered to be used as the basis for measurement, when available. Other acceptable valuation methods include present-value measurements based on multiples of earnings or revenues, or similar performance measures. Differences in valuation techniques could result in materially different evaluations of impairment. In September 2011, the FASB issued Accounting Standards Update 2011-08 addressing the topic of testing goodwill for impairment. The objective of the Update is to simplify how entities test goodwill for impairment. The amendments in the Update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent.

In reaching its conclusion about whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, an entity should consider the extent to which each of the adverse events or circumstances identified could affect the comparison of a reporting unit's fair value with its carrying amount. An entity should place more weight on the events and circumstances that most affect a reporting unit's fair value or the carrying amount of its net assets; and may affect its determination of whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount.

The following qualitative factors have been assessed to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill: general economic conditions, regulatory environment, share price, real estate values, lending concentrations, interest-rate environment, asset quality, capital, financial performance, integration of acquired companies and conversion to a new data processing system.

Goodwill impairment testing was performed for the Company, Eastern Funding and First Ipswich. The annual goodwill impairment test of the Company was performed as of December 31, 2011. Based on an evaluation of the qualitative factors mentioned above and assessing the effect identified adverse events or circumstances could have, the Company has concluded there was no indication of goodwill impairment.

Intangible Assets

Identified intangible assets are assets resulting from acquisitions that are being amortized over their estimated useful lives. The recoverability of goodwill and identified intangible assets is evaluated for impairment at least annually. If impairment is deemed to have occurred, the amount of impairment is charged to expense when identified.

Investment Securities

Securities classified as available for sale are carried at estimated fair value, with any unrealized gains and losses, net of taxes, reported as accumulated other comprehensive income or loss in stockholders' equity. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as "held to maturity" and are carried at amortized cost.

The market values of the Company's securities, particularly its fixed-rate securities, are affected by changes in market interest rates. In general, as interest rates rise, the fair value of fixed-rate securities will decrease; as interest rates fall, the fair value of fixed-rate securities will increase. On a quarterly basis, the Company reviews and evaluates fair value based on market data obtained from independent sources or, in the absence of active market data, from model-derived valuations based on market assumptions. If the Company deems any decline to be other than temporary, the amount of impairment loss recorded in earnings for a debt security is the entire difference between the security's cost and its fair value if the Company intends to sell the debt security prior to recovery or it is more-likely-than-not that the Company will have to sell the debt security prior to recovery. If, however, the Company does not intend to sell the debt security or it concludes that it is more-likely-than-not that the Company will not have to sell the debt security prior to recovery, the credit loss component of an other-than-temporary impairment of a debt security is recognized as a charge to earnings and the remaining portion of the impairment loss is recognized as a reduction in comprehensive income. The credit loss component of an other-than-temporary loss is determined based on the Company's best estimate of cash flows expected to be collected. Impairment losses charged to earnings in 2011, 2010 and 2009 were $0, $49,000 and $744,000, respectively.

Income Taxes

Certain areas of accounting for income taxes require management's judgment, including determining the expected realization of deferred tax assets and the adequacy of liabilities for uncertain tax positions. Judgments are made regarding various tax positions, which are often subjective and involve assumptions about items that are inherently uncertain. If actual factors and conditions differ materially from estimates made by management, the actual realization of the net deferred tax assets or liabilities for uncertain tax positions could vary materially from the amounts previously recorded.

Deferred tax assets arise from items that may be used as a tax deduction or credit in future income tax returns, for which a financial statement tax benefit has already been recognized. The realization of the net deferred tax asset generally depends upon future levels of taxable income and the existence of prior years' taxable income to which refund claims could be carried back. Valuation allowances are recorded against those deferred tax assets determined not likely to be realized. Deferred tax liabilities represent items that will require a future tax payment. They generally represent tax expense recognized in the Company's financial statements for which payment has been deferred, or a deduction taken on the Company's tax return but not yet recognized as an expense in the Company's financial statements. Deferred tax liabilities are also recognized for certain non-cash items such as goodwill.

Results of Operations

Net Interest Income

Net interest income for 2011 was $110.2 million, compared to $96.4 million for 2010 and $86.3 million for 2009. The net interest margin increased in 2011 to 3.76%, compared to 3.74% in 2010 and 3.38% in 2009. The increase in net interest income of $13.8 million, or 14.3%, during 2011 was primarily attributable to achieving a lower cost of funding, despite increased levels of average earning assets at lower average yields and average interest-bearing liabilities. Average earning assets increased $365.3 million, or 14.2%, and average interest-bearing liabilities increased $311.5 million, or 15.3%, during 2011, compared to 2010.

Average Balances, Net Interest Income, Interest-rate Spread and Net Interest Margin

The following table sets forth information about the Company's average balance sheet and reflects yield on assets and average cost of liabilities for 2011, 2010 and 2009. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities. Average balances are derived from daily average balances and yields include fees and costs which are considered adjustments to yields.

	Year ended December 31,								
	2011			2010			2009		
	Average Balance	Interest(1)	Average Yield/ Cost	Average Balance	Interest(1)	Average Yield/ Cost	Average Balance	Interest(1)	Average Yield/ Cost
	(Dollars in thousands)								
Assets:									
Interest-earning assets:									
Short-term investments	$ 71,404	$ 105	0.15%	$ 60,007	$ 100	0.17%	$ 87,193	$ 328	0.38%
Debt securities(2)	278,300	6,327	2.27	300,862	7,624	2.53	288,265	10,621	3.68
Equity securities(2)	39,557	224	0.57	37,395	60	0.16	37,617	129	0.34
Commercial real estate loans(3)(4)	1,162,769	61,211	5.26	940,464	50,734	5.39	878,480	50,348	5.73
Commercial loans(3)	402,171	26,716	6.64	310,760	21,563	6.94	276,142	19,902	7.21
Indirect automobile loans(3)	575,635	28,313	4.92	553,929	32,825	5.93	587,010	37,922	6.46
Consumer loans(3)	412,096	17,923	4.35	373,207	18,124	4.86	398,702	20,871	5.23
Total interest-earning assets(4)	2,941,932	140,819	4.79%	2,576,624	131,030	5.09%	2,553,409	140,121	5.49%
Allowance for loan losses	(30,564)			(30,617)			(29,116)		
Non interest-earning assets	150,379			109,736			106,844		
Total assets	$3,061,747			$2,655,743			$2,631,137		
Liabilities and Stockholders' Equity:									
Interest-bearing liabilities:									
Deposits:									
NOW accounts	$ 126,950	216	0.17%	$ 107,713	152	0.14%	$ 90,490	168	0.19%
Savings accounts	157,578	942	0.60	103,752	814	0.78	91,622	928	1.01
Money market savings accounts	830,780	7,626	0.92	610,253	6,546	1.07	381,746	5,711	1.50
Certificates of deposit	813,470	10,973	1.35	792,451	13,908	1.76	843,174	23,785	2.82
Total deposits (excluding brokered deposits)(4)	1,928,778	19,757	1.02	1,614,169	21,420	1.33	1,407,032	30,592	2.17
Brokered certificates of deposit(5)	—	—	—	—	—	—	7,908	425	5.37
Total deposits	1,928,778	19,757	1.02	1,614,169	21,420	1.33	1,414,940	31,017	2.19
FHLBB advances	414,432	10,454	2.52	423,526	13,143	3.10	626,904	22,739	3.63
Other borrowings	7,696	125	1.62	1,751	4	0.25	—	—	—
Total interest-bearing liabilities	2,350,906	30,336	1.29%	2,039,446	34,567	1.69%	2,041,844	53,756	2.63%
Non-interest-bearing demand checking accounts(5)	181,078			97,504			75,569		
Other liabilities	26,091			23,215			23,989		
Total liabilities	2,558,075			2,160,165			2,141,402		
Brookline Bancorp, Inc. stockholders' equity	500,855			493,373			487,884		
Noncontrolling interest in subsidiary	2,817			2,205			1,851		
Total liabilities and equity	$3,061,747			$2,655,743			$2,631,137		
Net interest income (tax equivalent basis)/interest rate spread(4)(6)		110,483	3.50%		96,463	3.40%		86,365	2.86%
Less adjustment of tax exempt income		284			38			65	
Net interest income		$110,199			$ 96,425			$ 86,300	
Net interest margin(4)(7)			3.76%			3.74%			3.38%

(1) Tax exempt income on equity and debt securities is included on a tax equivalent basis.

(2) Average balances include unrealized gains (losses) on securities available for sale. Equity securities include marketable equity securities (preferred and common stocks) and restricted equity securities.

(3) Loans on nonaccrual status are included in average balances.

(4) In the 2009 period, interest income includes $1,614 due to the payoff of a loan on which there was unaccreted discount. Excluding this income, the yield on commercial real estate loans and interest-earning assets would have been 5.52% and 5.39%, respectively. Interest-rate spread and net interest margin would have been 2.76% and 3.28%, respectively.

(5) Including non-interest bearing checking accounts, the average interest rate on total deposits, excluding brokered deposits, in the years ended December 31, 2011, 2010 and 2009 was .94%, 1.25% and 2.06%, respectively.

(6) Interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.

(7) Net interest margin represents net interest income (tax equivalent basis) divided by average interest-earning assets.

Rate/Volume Analysis

The following table presents, on a tax equivalent basis, the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the years indicated. Information is provided in each category with respect to: (1) changes attributable to changes in volume (changes in volume multiplied by prior rate), (2) changes attributable to changes in rate (changes in rate multiplied by prior volume), and (3) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended December 31, 2011 Compared to Year Ended December 31, 2010			Year Ended December 31, 2010 Compared to Year Ended December 31, 2009		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(In Thousands)					
Interest income:						
Short-term investments	$ 19	$ (14)	$ 5	$ (82)	$ (146)	$ (228)
Debt securities	(547)	(750)	(1,297)	446	(3,443)	(2,997)
Equity securities	3	161	164	(1)	(68)	(69)
Commercial real estate loans	11,729	(1,252)	10,477	3,439	(3,053)	386
Commercial loans	5,728	(575)	5,153	2,745	(1,084)	1,661
Auto loans	1,245	(5,757)	(4,512)	(2,065)	(3,032)	(5,097)
Consumer loans	1,727	(1,928)	(201)	(1,421)	(1,326)	(2,747)
Total interest income	19,904	(10,115)	9,789	3,061	(12,152)	(9,091)
Interest expense:						
Deposits:						
NOW accounts	30	34	64	28	(44)	(16)
Savings accounts	353	(225)	128	113	(227)	(114)
Money market savings accounts	2,122	(1,042)	1,080	2,762	(1,927)	835
Certificates of deposit	360	(3,295)	(2,935)	(1,357)	(8,521)	(9,878)
Total deposits (excluding brokered deposits)	2,865	(4,528)	(1,663)	1,546	(10,719)	(9,173)
Brokered deposits	—	—	—	(212)	(212)	(424)
Total deposits	2,865	(4,528)	(1,663)	1,334	(10,931)	(9,597)
Borrowed funds—FHLBB	(263)	(2,426)	(2,689)	(6,640)	(2,956)	(9,596)
Federal funds purchased	46	75	121	4	—	4
Total interest expense	2,648	(6,879)	(4,231)	(5,302)	(13,887)	(19,189)
Net change in net interest income	$17,256	$ (3,236)	$14,020	$ 8,363	$ 1,735	$ 10,098

Comparison of Years Ended December 31, 2011 and December 31, 2010

General

Net income for 2011 increased $728,000, or 2.7%, to $27.6 million from $26.9 million for 2010. Basic and fully diluted EPS increased from $0.46 for 2010 to $0.47 for 2011. Net income for 2011 includes $1.3 million (after-tax) of professional service fees, including merger-related expenses, related to the acquisitions of First Ipswich Bancorp and Bancorp Rhode Island. The 2011 earnings represented a return on average assets of 0.90% and a return on average stockholders' equity of 5.51% for 2011, as compared to a return on average assets of 1.01% and a return on average stockholders' equity of 5.45% for 2010.

Net Interest Income

For 2011, net interest income was $110.2 million, compared to $96.4 million for 2010. The net interest margin for 2011 was 3.76% compared to a net interest margin of 3.74% for the prior year. Although the yield on the Company's interest-earning assets declined by 30 bps compared to 2010, net interest income increased $13.8 million, or 14.3%, as a result of cost of funds on interest-bearing liabilities declining by 40 bps. Interest-earning assets and interest-bearing liabilities increased from 2010, $365.3 million and $311.5 million, respectively, primarily due to the acquisition of First Ipswich Bancorp.

Interest Income—Loans

Interest income from loans was $133.9 million for 2011, and represented a yield on total loans of 5.26%. This compares to $123.2 million of interest on loans and a yield of 5.66% for 2010. The interest income increased as a result of the growth in the average balance of loans of $374.3 million, or 17.2%, but was offset by a decrease in the yield on loans of 40 bps.

The average balance of the various components of the loan portfolio changed as follows: commercial real estate loans increased $222.3 million, or 23.6%; commercial loans increased $91.4 million, or 29.4%; indirect automobile loans increased $21.7 million, or 3.9%; and consumer loans increased $38.9 million, or 10.4%. The yield on the various components of the loan portfolio changed as follows: commercial real estate loans decreased 13 bps, to 5.26%; commercial loans decreased 30 bps, to 6.64%; indirect automobile loans decreased 101 bps, to 4.92%, and consumer loans decreased 51 bps, to 4.35%. The yields on loans declined primarily from lower yields on new loan originations and the repricing of existing assets which were at variable rates.

Interest Income—Investments

Total investment income (consisting of interest on short-term investments, securities for sales and restricted equity securities) was $6.6 million for 2011 compared to $7.7 million for 2010. This decrease in total investment income of $1.1 million, or 14.8%, was attributable to a 23 bps decrease in the overall yield on investments, from 1.94% in 2010 to 1.71% in 2011, along with a decrease in the average balance of investments of $9.0 million.

Interest Expense—Deposits and Borrowings

Interest paid on deposits and borrowings decreased by $4.2 million, or 12.2%, due to lower market interest rates during 2011. The overall average cost for interest-bearing liabilities decreased 40 bps from 1.69% for 2010 to 1.29% for 2011. The average balance of total interest-bearing liabilities increased $311.5 million, or 15.3%, to $2.4 billion for 2011 primarily due to the First Ipswich Bancorp acquisition.

The growth in interest-bearing deposit average balances of $314.6 million, or 19.5%, during 2011 was attributable to money market accounts (up $220.5 million, or 36.1%), savings accounts (up

$53.8 million, or 51.9%) certificates of deposits (up $21.0 million, or 2.7%) and NOW accounts (up $19.2 million, or 17.9%). The cost of interest-bearing deposits in total decreased 31 bps in 2011 to 1.02%, compared to 1.33% in the prior year.

The average balance of borrowings decreased as compared to the prior year, with a decrease in FHLBB funding (down $9.1 million, or 2.1%) offset by an increase in other borrowings (up $5.9 million, or 339.5%). Overall, the cost of nondeposit borrowings decreased 58 bps in 2011 to 2.51%, compared to 3.09% in the prior year, reflecting the decline in market interest rates experienced in 2011.

Provision for Credit Losses

The provision for credit losses was $4.0 million for 2011, compared to $3.8 million for 2010. The ratio of the allowance for loan losses to total loans was 1.17% as of December 31, 2011, compared to 1.32% at the prior year-end and the decrease was primarily due to the impact of the acquisition of First Ipswich Bancorp. Net charge-offs for 2011 were $1.9 million compared to $5.2 million for 2010.

	Year Ended December 31,	
	2011	**2010**
Commercial real estate	$3,109	$1,046
Commercial	1,147	1,420
Auto	123	1,451
Consumer	(57)	94
Unallocated	(366)	(215)
Total provision for loan losses	$3,956	$3,796
Unfunded credit commitments	(325)	—
Total provision for credit losses	$3,631	$3,796

The provision for credit losses in commercial real estate increased by $2.1 million, or 197.2%, from $1.0 million for 2010 to $3.1 million for 2011. The increase was driven by the 27% rate of growth of loans outstanding in 2011, the increase in loans delinquent over 30 days from $5.7 million (.57% of loans outstanding) at December 31, 2010 to $9.4 million (0.74%) at December 31, 2011, and the increase in the total of loans on watch, restructured loans and nonaccrual loans from $7.2 million at December 31, 2011 to $26.2 million at December 31, 2011. The provision for credit losses in auto decreased to $123,000 from $1.5 million. The decrease was due to a reduction in the net charge-offs over the past year and it was determined that the risk in the portfolio was less than prior year.

The liability for unfunded credit commitments, which is included in other liabilities, was $764,000 at December 31, 2011 and $1.1 million at December 31, 2010. During the year ended December 31, 2011, the liability for unfunded credit commitments decreased by $325,000 to reflect changes in the estimate of loss exposure associated with credit commitments. No credit commitments were charged off against the liability account in 2011 or 2010.

Non-Interest Income

Total non-interest income increased by $2.7 million, or 114.9%, from $2.3 million for 2010 to $5.1 million for 2011. The acquisition of First Ipswich Bancorp contributed $2.5 million to non-interest income in 2011 and is the primary reason for the increases in each line item below. The following table sets forth the components of non-interest income:

	Year Ended December 31,	
	2011	2010
Non-interest income:		
Fees, charges and other income	$5,653	$ 3,038
Loss from investments in affordable housing	(671)	—
Penalty from prepayment of borrowed funds	—	(1,468)
Gain on sales of securities	80	834
Loss on impairment of securities	—	(49)
Total non-interest income	$5,062	$ 2,355

Fees, charges and other income is the major source of non-interest income for the Company which includes deposit-related fees, loan fees, indirect auto fees and other service fees. The increase in fees, charges and other income of $2.5 million is related to the First Ipswich Bancorp acquisition. In addition, there was a $117,000 increase as a result of bankruptcy proceeds received on a defaulted bond. The 2011 results included a loss from investments in low income housing of $671,000 which is offset by an increase in related tax benefits of $106,000. In 2010, the Company had $39.9 million of borrowings from the FHLBB that were prepaid resulting in penalties charged to income of $1.5 million. Those borrowed funds had high interest rates and were mostly replaced by new borrowings from the FHLBB at lower interest rates and for extended periods of time.

Investment securities (primarily equity securities) were sold in the first quarter 2011 at a gain of $80,000 compared to a gain of $834,000 in the second quarter of 2010. Impairment losses on securities (net of non-credit losses) were $49,000 in 2010. See Note 4 of the Notes to Consolidated Financial Statements appearing elsewhere herein for information regarding the securities on which impairment losses were recognized.

Non-Interest Expense

Non-interest expenses for 2011 increased a total of $14.7 million, or 30.6%, to $62.9 million. The acquisition of First Ipswich Bancorp contributed $12.0 million to non-interest expenses in 2011 and is the primary reason for the increases in each line item below. Excluding non-interest expenses for First

Ipswich Bancorp in 2011, non-interest expenses increased $2.7 million, or 5.7%. The following table sets forth the components of non-interest expense:

	Year Ended December 31,	
	2011	2010
Non-interest expense:		
Compensation and employee benefits	$30,789	$22,935
Occupancy	6,138	4,588
Equipment and data processing	9,144	7,518
Professional services	5,375	3,718
FDIC insurance	1,746	1,674
Advertising and marketing	1,376	1,224
Amortization of identified intangible assets	1,570	1,224
Write-down of other real estate owned	719	—
Other	6,068	5,306
Total non-interest expense	$62,925	$48,187

Compensation and employee benefits increased $7.9 million, or 34.2%, largely due to an expansion of the workforce with the acquisition of First Ipswich Bancorp and increased bonus expense. Professional service fees increased $1.7 million, or 44.6%, mainly driven by the acquisition of First Ipswich Bancorp and the merger-related expenses associated with the acquisition of Bancorp Rhode Island. Equipment and data processing costs increased $1.6 million, or 21.6%, and occupancy costs increased $1.6 million, or 33.8%, compared to 2010. Additionally, FDIC insurance costs increased $72,000, or 4.3%, advertising and marketing increased $152,000, or 12.4%, amortization of identified intangible assets increased $346,000, or 28.3%, and other increased $762,000, or 14.4%. In the third quarter 2011, the Company incurred a write-down of $719,000 resulting from a property acquired through foreclosure that was under construction.

Income Tax Expense

The Company recorded income tax expense of $19.9 million for 2011, compared to $19.2 million for 2010. This represented total effective tax rates of 40.8% and 40.9%, respectively. The decrease in tax rate was primarily due to tax benefits for investment in affordable housing projects offset by an increase in state taxes and the non-deductibility of a substantial portion of the professional fees incurred related to the First Ipswich Bancorp and Bancorp Rhode Island acquisitions. A portion of the dividend payments made by the Bank to the Company and investment subsidiaries to the Bank and Company are subject to tax in the Commonwealth of Massachusetts in 2011.

Comparison of Years Ended December 31, 2010 and December 31, 2009

General

Net income for 2010 increased $7.7 million, or 40.0%, to $26.9 million from $19.2 million for 2009. Basic and fully diluted EPS increased from $0.33 for 2009 to $0.46 for 2010. The 2010 earnings represented a return on average assets of 1.01% and a return on average stockholders' equity of 5.45% for 2010, as compared to a return on average assets of 0.73% and a return on average stockholders' equity of 3.94% for 2009.

Net Interest Income

For 2010, net interest income was $96.4 million, compared to $86.3 million for 2009. The net interest margin for 2010 was 3.74% compared to a net interest margin of 3.38% for the prior year. The rise in net interest income and net interest margin from 2009 was due primarily to loan and deposit growth and a more rapid decline in the rates paid on interest-bearing liabilities than in the yield on interest-earning assets. Although the yield on the Company's interest-earning assets declined by 40 bps compared to 2009, net interest income increased $10.1 million, or 11.7%, as a result of cost of funds on interest-bearing liabilities declining by 94 bps.

Continued improvement in net interest margin and interest rate spread, if any, is expected to be modest. It has become more difficult to offset declining asset yields due to more competitive loan pricing and the currently low interest-rate environment by reduction in rates paid on deposits and borrowed funds.

Interest Income—Loans

Interest income from loans was $123.2 million for 2010, and represented a yield on total loans of 5.66%. This compares to $129.0 million of interest on loans and a yield of 6.03% for 2009. The interest income decreased as a result of a decrease in the yield on loans of 37 bps even with an increase in the average balance of loans of $38.0 million, or 1.8%.

The average balance of the various components of the loan portfolio changed as follows: commercial real estate loans increased $62.0 million, or 7.1%; commercial loans increased $34.6 million, or 12.5%; and decreases in indirect automobile loans of $33.1 million, or 5.6%, and consumer loans (primarily residential mortgage loans) of $25.5 million, or 6.4%. The yield on the various components of the loan portfolio changed as follows: commercial real estate loans decreased 34 bps, to 5.39%; commercial loans decreased 27 bps, to 6.94%; indirect automobile loans decreased 53 bps, to 5.93% and consumer loans decreased 37 bps, to 4.86%.

Interest Income—Investments

Total investment income (consisting of interest on short-term investments, securities available for sale and restricted equity securities) was $7.7 million for 2010 compared to $11.0 million for 2009. This decrease in total investment income of $3.3 million, or 29.7%, was attributable to a 74 bps decrease in the overall yield on investments, from 2.68% in 2009 to 1.94% in 2010, along with a decrease in the average balance of investments of approximately $14.8 million due to the significantly lower rates offered on short-term investments.

Interest Expense—Deposits and Borrowings

Interest paid on deposits and borrowings decreased by $19.2 million, or 35.7%, due to lower market interest rates during 2010. The overall average cost for interest-bearing liabilities decreased 94 bps from 2.63% for 2009 to 1.69% for 2010. The average balance of total interest-bearing liabilities remained unchanged from 2009 at $2.0 billion for 2010.

The growth in interest-bearing deposit (excluding brokered certificates of deposit) average balances of $207.1 million, or 14.7%, during 2010 was attributable to money market accounts (up $228.5 million, or 60.0%), savings accounts (up $12.1 million, or 13.2%) and NOW accounts (up $17.2 million, or 19.0%). The growth was offset by a decrease in certificates of deposits (down $50.7 million, or 6.0%) as the Company strategically moves to more transaction-based accounts. The cost of interest-bearing deposits (excluding brokered certificates of deposit) decreased 84 bps in 2010 to 1.33%, compared to 2.17% in the prior year. In 2009, brokered certificates of deposits had an average balance of $7.9 million and interest expense of $425,000 with a yield of 5.37%.

The average balance of borrowings decreased as compared to the prior year, with a decrease in the funds borrowed from FHLBB (down $203.4 million, or 32.4%) offset by an increase in other borrowings (up $1.8 million, or 100.0%). Overall, the cost of nondeposit borrowings decreased 54 bps in 2010 to 3.09%, compared to 3.63% in the prior year. Most of the deposit growth in 2010 was used to reduce borrowings from the FHLBB.

Provision for Credit Losses

The provision for credit losses was $3.8 million for 2010, compared to $9.8 million for 2009. The ratio of the allowance for loan losses to total loans was 1.32% as of December 31, 2010, compared to 1.44% at the prior year-end. Net charge-offs for 2010 were $5.2 million compared to $7.1 million for 2009.

The provision for credit losses in 2009 were higher than net loan charge-offs because of growth in loans outstanding and increases in problem loans and net charge-offs, especially in the auto and Equipment financing loan portfolios. The provision for credit losses in 2010 was lower than net charge-offs due primarily to (a) a significantly lower rate of auto loan net charge-offs than contemplated which resulted in a lowering of the level of allowance for loan losses considered adequate for that segment of the loan portfolio and (b) charge-offs of certain loans for which reserves had been established in the prior year.

The provision for loan losses in 2010 for the commercial real estate loan segment was $1.0 million and net charge-offs in that year were $1.1 million. This segment included commercial real estate mortgage, multi-family mortgage and construction loans. Net charge-offs included $295,000 related to the commercial real estate portfolio and $800,000 related to the construction loan portfolio. Part of the amounts charged off in 2010 were reserved for in the prior year. There were no other charge-offs of loans in this segment in 2009.

The liability for unfunded credit commitments was maintained at $1.1 million throughout 2010 and was reduced by $100,000 in 2009 through credits to the provision for credit losses. These movements in the balance of the liability account were made to reflect changes in the estimate of loss exposure associated with credit commitments. No credit commitments were charged off against the liability account in 2010 or 2009.

Non-Interest Income

Total non-interest income increased by $596,000, or 33.9%, from $1.8 million for 2009 to $2.4 million for 2010. The following table sets forth the components of non-interest income:

	Year Ended December 31,	
	2010	**2009**
Non-interest income:		
Fees, charges and other income	$ 3,038	$ 2,810
Penalty from prepayment of borrowed funds	(1,468)	(2,292)
Gain on sales of securities	834	1,985
Loss on impairment of securities	(49)	(818)
Non-credit loss on impairment of securities	—	74
Total non-interest income	$ 2,355	$ 1,759

Fees, charges and other income is the major source of non-interest income for the Company which includes deposit-related fees, loan fees, indirect auto fees and other service fees. The increase in fees, charges and other income was $228,000 or 8.1% compared to 2009. In 2010 and 2009, the Company had $39.9 million and $76.0 million, respectively, of borrowings from the FHLBB that were prepaid resulting in penalties charged to income of $1.5 million and $2.3 million. Those borrowed funds had high interest rates and were mostly replaced by new borrowings from the FHLBB at lower interest rates and for extended periods of time.

Investment securities (primarily equity securities) were sold in the second quarter 2010 at a gain of $834,000 compared to a gain of $2.0 million in 2009. The $2.0 million gain in 2009 consists of

$26.1 million of mortgage-backed securities that were sold at a gain of $346,000 and $25.2 million of the proceeds was reinvested in corporate debt securities in the second quarter 2009. In the third and fourth quarters of 2009, $20.5 million and $26.0 million, respectively, of mortgage-backed securities were sold at gains of $594,000 and $1.0 million, respectively, and the proceeds were used to prepay borrowings from the FHLBB. Sales of other securities resulted in a gain of $14,000 in 2009.

Impairment losses on securities (net of non-credit losses) were $49,000 in 2010 compared to $744,000 in 2009. See Note 4 of the Notes to Consolidated Financial Statements appearing elsewhere herein for information regarding the securities on which impairment losses were recognized.

The transactions described above were made to improve net interest margin and to reduce (1) the Company's investment concentration in mortgage-backed securities, (2) its exposure to the risk of extension of the estimated life of its mortgage-backed securities in a rising interest-rate environment and (3) its one year cumulative negative gap position.

Non-Interest Expense

Non-interest expenses for 2010 increased a total of $3.1 million, or 6.8%, to $48.2 million. The following table sets forth the components of non-interest expense:

	Year Ended December 31,	
	2010	**2009**
Compensation and employee benefits	$22,935	$20,557
Occupancy	4,588	4,077
Equipment and data processing	7,518	7,258
Professional services	3,718	2,494
FDIC insurance	1,674	2,853
Advertising and marketing	1,224	997
Amortization of identified intangible assets	1,224	1,488
Write-down of other real estate owned	—	50
Other	5,306	5,357
Total non-interest expense	$48,187	$45,131

Compensation and employee benefits increased $2.4 million, or 11.6%, largely due to additional personnel in business banking and investment advisory services and higher bonus costs. Professional service fees increased $1.2 million mainly driven by the merger-related expenses associated with the pending acquisition of First Ipswich Bancorp and other professional fees incurred in the fourth quarter 2010 related to corporate issues and initiatives. Equipment and data processing costs increased $260,000, or 3.6% and occupancy costs increased $511,000, or 12.5% compared to 2009. Additionally, FDIC insurance costs decreased $1.2 million, or 41.3%, as there was a special assessment of $1.1 million in the second quarter of 2009. Advertising and marketing increased $227,000, or 22.8% compared to 2009 due in part to product promotions while amortization of identified intangible assets decreased $264,000, or 17.7% attributable to the amortization of a core deposit intangible resulting from the acquisition of Mystic over nine years on an accelerated basis using the sum-of-the-digits method. In 2009, the Company incurred a write-down of $50,000 on an other real estate owned ("OREO") property.

Income Tax Expense

The Company recorded income tax expense of $19.2 million for 2010, compared to $13.4 million for 2009. This represented total effective tax rates of 40.9% and 40.5%, respectively. The higher tax rates were due primarily to a lower portion of taxable income being earned by the Company's investment securities subsidiaries, lesser amounts of tax-exempt income from municipal debt securities and, in 2010, the non-deductibility of a substantial portion of the professional fees incurred related to the pending First Ipswich Bancorp acquisition. Income on investment securities is subject to a lower rate of state taxation than the rate on income earned by the Company and its other subsidiaries.

Financial Condition

Loans

The following table sets forth the comparison of the Company's loan portfolio in dollar amounts and in percentages by type of loan at the dates indicated.

	At December 31,									
	2011		2010		2009		2008		2007	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in Thousands)									
Commercial real estate loans:										
Commercial real estate	$ 748,321	27.66%	$ 564,275	25.21%	$ 524,567	24.41%	$ 460,730	22.06%	$ 369,293	19.71%
Multi-family	481,192	17.79	420,782	18.80	374,695	17.44	328,752	15.74	309,203	16.50
Construction	40,775	1.51	18,195	0.81	18,161	0.84	30,221	1.45	23,094	1.23
Total commercial real estate loans	1,270,288	46.96	1,003,252	44.82	917,423	42.69	819,703	39.25	701,590	37.44
Commercial loans:										
Commercial	150,811	5.57	96,735	4.32	93,673	4.36	78,252	3.75	71,246	3.80
Equipment financing	245,020	9.06	203,816	9.11	165,671	7.71	147,427	7.06	141,675	7.56
Condominium association	46,927	1.73	42,399	1.89	37,453	1.74	36,924	1.77	31,803	1.70
Total commercial loans	442,758	16.36	342,950	15.32	296,797	13.81	262,603	12.58	244,724	13.06
Auto loans	560,450	20.72	541,053	24.17	541,003	25.18	597,231	28.60	594,332	31.71
Consumer loans:										
Residential mortgage	349,419	12.92	287,499	12.85	336,319	15.65	362,454	17.36	294,391	15.71
Home equity	76,527	2.83	58,621	2.62	51,054	2.38	42,118	2.02	35,110	1.87
Other consumer	5,772	0.21	4,966	0.22	6,245	0.29	3,979	0.19	3,909	0.21
Total consumer loans	431,718	15.96	351,086	15.69	393,618	18.32	408,551	19.57	333,410	17.79
Total loans	2,705,214	100.00%	2,238,341	100.00%	2,148,841	100.00%	2,088,088	100.00%	1,874,056	100.00%
Deferred loan origination costs:										
Auto loans	12,900		12,636		12,960		15,349		15,445	
Equipment financing loans	1,098		1,202		1,009		752		824	
Other loans	1,609		1,359		1,485		1,362		571	
Total loans, net	$2,720,821		$2,253,538		$2,164,295		$2,105,551		$1,890,896	

The Company's loan portfolio consists primarily of first mortgage loans secured by commercial, multi-family and residential real estate properties located in the Company's primary lending area, auto loans, loans to business entities, including commercial lines of credit, loans to condominium associations and loans made by Eastern Funding to finance equipment used by small businesses. The Company also provides financing for construction and development projects, home equity and other consumer loans.

The Company relies on community and business contacts as well as referrals from customers, attorneys and other professionals to generate loans. In addition, existing borrowers are an important source of business since many of them have more than one loan outstanding with the Company. The Company's ability to originate loans depends on the strength of the economy, trends in interest rates, customer demands and competition.

It is the Company's current policy that the aggregate amount of loans outstanding to any one borrower or related entities may not exceed $25.0 million unless approved by the Executive Committee of the Board of Directors. At December 31, 2011, one borrower had aggregate loans outstanding of $30.3 million that were approved by the Executive Committee of the Board of Directors. Including that borrower, there were 64 borrowers each with aggregate loans outstanding of $5.0 million or greater at December 31, 2011. The cumulative total of those loans was $700.3 million or 47.7% of loans outstanding in the commercial real estate and commercial loan segments (excluding equipment financing loans).

The Company has written underwriting policies to control the inherent risks in loan origination. The policies address approval limits, loan-to-value ratios, appraisal requirements, debt service coverage ratios, loan concentration limits and other matters relevant to loan underwriting.

Commercial Real Estate Loans

This segment, which is comprised of commercial real estate, multi-family mortgage and construction loans, is the largest segment in the Company's loan portfolio and represented 47.0% of total loans outstanding (excluding deferred loan origination costs) at December 31, 2011. Typically, commercial real estate loans are larger in size and involve a greater degree of risk than owner-occupied residential mortgage loans. Loan repayment is usually dependent on the successful operation and management of the properties and the value of the properties securing the loans. Economic conditions can greatly affect cash flows and property values.

A number of factors are considered in originating commercial real estate and multi-family mortgage loans. The qualifications and financial condition of the borrower (including credit history), as well as the potential income generation and the value and condition of the underlying property, are evaluated. When evaluating the qualifications of the borrower, the Company considers the financial resources of the borrower, the borrower's experience in owning or managing similar property and the borrower's payment history with the Company and other financial institutions. Factors considered in evaluating the underlying property include the net operating income of the mortgaged premises before debt service and depreciation, the debt service coverage ratio (the ratio of cash flow before debt service to debt service) and the ratio of the loan amount to the appraised value. Generally, personal guarantees are obtained from commercial real estate loan borrowers.

Frequently, commercial real estate and multi-family mortgage loans are originated for terms of five to ten years with an amortization period of twenty to twenty-five years. Many of the loans are priced at inception on a fixed rate basis generally for periods ranging from two to seven years. To reduce interest-rate risk, occasionally the Company partially funds such loans by borrowings from the FHLBB on a fixed-rate basis for periods that approximate the fixed-rate terms of the loans. Generally, a yield maintenance fee is collected when a fixed-rate loan is paid off prior to its maturity.

Brookline Bank's urban and suburban market area is characterized by a large number of apartment buildings, condominiums and office buildings. As a result, multi-family and commercial real estate mortgage lending has been a significant part of Brookline Bank's activities for many years. These types of loans typically generate higher yields, but also involve greater credit risk. Many of Brookline Bank's borrowers have more than one multi-family or commercial real estate loan outstanding with Brookline Bank.

Over 99% of the commercial real estate loans outstanding at December 31, 2011 were secured by properties located in New England. The commercial real estate portfolio at that date was comprised primarily of loans secured by apartment buildings ($431.8 million), retail stores ($236.6 million), office buildings ($178.3 million), industrial properties ($117.4 million) and mixed use properties ($94.4 million).

Construction and development financing is generally considered to involve a higher degree of risk than long-term financing on improved, occupied real estate. Risk of loss on a construction loan is largely dependent upon the accuracy of the initial estimate of construction costs, the estimated time to sell or rent the completed property at an adequate price or rate of occupancy, and market conditions. If the estimates and projections prove to be inaccurate, the Company may be confronted with a project which, upon completion, has a value that is insufficient to assure full loan repayment.

Criteria applied in underwriting construction loans for which the primary source of repayment is the sale of the property are different from the criteria applied in underwriting construction loans for which the primary source of repayment is the stabilized cash flow from the completed project. For those loans where the primary source of repayment is from resale of the property, in addition to the normal credit analysis performed for other loans, the Company also analyzes project costs, the attractiveness of the property in relation to the market in which it is located and demand within the market area. For those construction loans where the source of repayment is the stabilized cash flow from the completed project, the Company analyzes not only project costs but also how long it might take to achieve satisfactory occupancy and the reasonableness of projected rental rates in relation to market rental rates.

Historically, construction and development lending has been a modest part of the Company's loan originations. At December 31, 2011, construction loans equaled $40.8 million, or 1.5% of total loans outstanding (excluding deferred loan origination costs) at that date.

Commercial Loans

This segment is comprised of commercial loans, equipment financing loans and condominium association loans and represented 16.4% of total loans outstanding (excluding deferred loan origination costs) at December 31, 2011. Growth in commercial loans over the past few years has resulted from the hiring of officers with extensive experience in commercial lending.

The Company provides commercial banking services to companies in its market area. Product offerings include lines of credit, term loans, letters of credit, deposit services and cash management. These types of credit facilities have as their primary source of repayment cash flows from the operations of a business. Interest rates offered are available on a floating basis tied to the prime rate or a similar index or on a fixed rate basis referenced on the FHLBB index.

Credit extensions are made to established businesses on the basis of an analysis of their financial statements, the nature of collateral to secure the credit extension and, in most instances, the personal guarantee of the owner of the business. The Company also participates in U.S. Government programs such as the Small Business Administration (the "SBA") in both the 7A program and as a SBA preferred lender.

The equipment financing portfolio is comprised primarily of loans to finance coin-operated laundry, dry cleaning and convenience store equipment and businesses. The borrowers are located primarily in the greater New York/New Jersey metropolitan area, although the customer base extends to locations throughout the United States of America. Typically, the loans are priced at a fixed rate of interest and require monthly payments over their three- to seven-year life. In some instances, the life of a loan can extend to ten years.

Eastern Funding focuses on making loans to customers with business experience. An important part of Eastern Funding's loan originations comes from existing customers as they expand their operations and acquire additional stores. The size of loan that Eastern Funding is willing to make is determined by an analysis of cash flow and other characteristics pertaining to the store and equipment to be financed. Eastern Funding has developed a base of data of the revenue and profitability of stores it has financed. It has also accumulated data on the prices at which stores have sold. Eastern Funding's loan policy contains limits on the multiples of revenues and earnings that can be applied to derive an estimate of the value of a store to be financed.

The yields earned on equipment financing loans are higher than those earned on commercial loans made by Brookline Bank because they involve a higher degree of credit risk. Its customers are typically small-business owners who operate with limited financial resources and who are more at risk when the economy weakens or unforeseen adverse events arise. Because of these characteristics, personal guarantees of borrowers are usually obtained along with liens on available assets.

Loans to condominium associations are for the purpose of funding capital improvements, are made for five to ten year terms and are secured by a general assignment of condominium association revenues. Among the factors considered in the underwriting of such loans are the level of owner occupancy, the financial condition and history of the condominium association, the attractiveness of the property in relation to the market in which it is located and the reasonableness of estimates of the cost of capital improvements to be made. Depending on loan size, funds are advanced as capital improvements are made and, in more complex situations, after completion of engineering inspections.

Auto Loans

This loan segment represented 20.7% of total loans outstanding (excluding deferred loan origination costs) at December 31, 2011. The reduction in auto loans in 2009 resulted from lower loan originations as the auto industry experienced lower sales and lenders affiliated with auto manufacturers offered loan terms at low rates which the Company chose not to match.

The loans are for the purchase of automobiles (both new and used) and light-duty trucks primarily to individuals, but also to corporations and other organizations. The loans are originated through dealerships and assigned to the Company. The vice president responsible for auto lending must approve the application of any dealer with whom the Company does business. The Company does business with over 200 dealerships located primarily in Massachusetts, but also in Connecticut, Rhode Island and New Hampshire. Dealer relationships are reviewed periodically for application quality, the ratio of loans approved to applications submitted and loan performance.

Loan applications are generated by approved dealers and data are entered into an application processing system. A credit bureau scorecard model is used in the underwriting process. The model is based on data accumulated by nationally recognized credit bureaus and is a risk assessment tool that analyzes an individual's credit history and assigns a numeric credit score. The model meets the requirements of the Equal Credit Opportunity Act.

The application processing system statistically grades each application according to score ranges. Depending on the data received, an application is either approved or denied automatically or submitted to a credit underwriter for review. Credit underwriters may override system-designated approvals. Loans approved by the underwriters must meet criteria guidelines established in the Company's loan policy. Credit profile measurements such as debt-to-income ratios, payment-to-income ratios and loan-to-value ratios are utilized in the underwriting process and to monitor the performance of loans falling within specified ratio ranges. Regarding loan-to-value ratios, the Company considers auto loans to be essentially credits that are less than fully collateralized. When borrowers cease to make required payments, repossession and sale of the vehicle financed usually results in insufficient funds to fully pay the remaining loan balance.

While the Company's auto loan policy permits the aggregate amount of loans with credit scores of less than 660 to comprise as much as 15% of loans outstanding, at December 31, 2011, loans with credit scores below 660 were in fact 3.8% of loans outstanding. The average-dollar original weighted credit score of loans in the portfolio at that date was 748. See the subsection "Provision for Credit Losses" appearing elsewhere herein for further information regarding loan underwriting and the average credit scores of the borrowers to whom auto loans were made. All loans require the purchase of single interest insurance by the borrower. The insurance is designed to protect the Company from loss when a loan is in default and the collateral value is impaired due to vehicle damage or the Company is unable to take possession of the vehicle.

Auto loans are assigned a particular tier based on the credit score determined by the credit bureau. The tier is used for pricing purposes only so as to assure consistency in loan pricing. Tier rates can be modified if certain conditions exist as outlined in the Company's loan policy. The rate paid by a borrower usually differs with the "buy rate" earned by the Company. A significant part of the difference between the two rates is retained by the dealer in accordance with terms agreed to between the dealer and the Company. The difference is commonly referred to as the "spread." Most of the spread is paid after the end of the month in which the loan is made and is comprised of the agreed-upon rate differential multiplied by the expected average balance of the loan over its scheduled maturity. If a loan is repaid in entirety within 90 days of the loan origination date, the dealer must pay the remainder of unamortized spread to the Company. If a loan is repaid after 90 days, the dealer is not obliged to repay any part of the spread amount previously received. Spread payments to dealers are amortized as a reduction of interest received from borrowers over the life of the related loans. When loans are prepaid, any remaining unamortized balance is charged to expense at that time.

In certain instances, a fixed fee is paid to the dealer for each loan originated. Depending on the terms of the dealer's enrollment agreement with the Company, the dealer earns a fee in its entirety 90 days after the loan is originated or upon the borrower making at least three payments on the loan.

Various reports are generated to monitor receipt of required loan documents, adherence to loan policy parameters, dealer performance, loan delinquencies and loan charge-offs. Summary reports are submitted to the chief credit officer, the chief financial officer and the board of directors on a monthly basis.

Consumer Loans

This segment is comprised of residential mortgage loans, home equity loans and other consumer loans and represented 16.0% of total loans outstanding (excluding deferred loan origination costs) at December 31, 2011. Residential mortgage loans equaled 12.9% of total loans outstanding at that date. In 2010 and 2009, the Company decided to reduce its origination of residential mortgage loans due to aggressive competitor pricing.

The Company offers both fixed-rate and adjustable-rate mortgage loans secured by one-to-four-family residences. Generally, fixed-rate residential mortgage loans with maturities beyond ten years are not maintained in the Company's loan portfolio. Each residential mortgage loan granted is subject to a satisfactorily completed application, employment verification, credit history and a demonstrated ability to repay the debt. Appraisals are performed by outside independent fee appraisers. In general, the Company follows guidelines established by the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association ("FNMA").

Underwriting guidelines for home equity loans and lines of credit are similar to those for residential mortgage loans. Home equity loans and lines of credit are limited to no more than 80% of the appraised value of the property securing the loan less the amount of any existing first mortgage liens.

Other consumer loans at December 31, 2011 equaled 0.2% of all loans outstanding (excluding deferred loan origination costs) at that date. Equity and debt securities were pledged as collateral for a substantial part of the total of those loans.

Loan Maturities and Repricing

The following table shows the contractual maturity and repricing dates of the Company's loans at December 31, 2011. The table does not include projected prepayments or scheduled principal amortization.

	At December 31, 2011							
	Commercial Real Estate and Multi-Family Mortgage	Construction	Commercial	Auto	Residential Mortgage	Home Equity	Other Consumer	Total
	(In Thousands)							
Amounts due:								
Within one year	$ 376,518	$38,618	$215,310	$114,909	$ 86,112	$76,527	$5,465	$ 913,459
After one year:								
More than one year to three years	291,397	2,157	119,378	247,498	71,158	—	237	731,825
More than three years to five years	237,024	—	69,282	198,043	146,348	—	70	650,767
More than five years to ten years	117,888	—	34,284	—	29,145	—	—	181,317
More than ten years	206,686	—	4,504	—	16,656	—	—	227,846
Total due after one year	852,995	2,157	227,448	445,541	263,307	—	307	1,791,755
Total amount due	$1,229,513	$40,775	$442,758	$560,450	$349,419	$76,527	$5,772	2,705,214
Add (deduct):								
Deferred loan origination costs:								
Auto loans								12,900
Equipment financing loans								1,098
Other loans								1,609
Net loans								$2,720,821

The following table sets forth at December 31, 2011 the dollar amount of loans contractually due or scheduled to reprice after one year and whether such loans have fixed interest rates or adjustable interest rates.

	Due After One Year		
	Fixed	Adjustable	Total
	(In Thousands)		
Commercial real estate and multi-family	$ 384,727	$468,268	$ 852,995
Construction	2,157	—	2,157
Commercial	184,194	43,254	227,448
Auto	445,541	—	445,541
Residential	39,450	223,857	263,307
Other consumer	307	—	307
Total loans	$1,056,376	$735,379	$1,791,755

Allowance for Loan Losses

The allowance for loan losses is management's estimate of probable known and inherent credit losses in the loan portfolio. The manner in which the allowance is established is based on judgments, assumptions and estimates that are difficult, complex and subjective. Use of different judgments, assumptions and estimates could result in material differences in the Company's operating results or financial condition. Accordingly, the policies that govern the Company's assessment of the allowance for loan losses are considered "Critical Accounting Policies" and are discussed under that heading appearing elsewhere herein.

The following table sets forth activity in the Company's allowance for loan losses for the years presented in the table.

	Year Ended December 31,				
	2011	2010	2009	2008	2007
	(In Thousands)				
Balance at beginning of year	$29,695	$31,083	$28,296	$24,445	$23,024
Provision for loan losses	3,956	3,796	9,880	11,593	6,681
Charge-offs:					
Commercial real estate	30	1,100	318	—	—
Commercial	42	—	—	65	—
Equipment financing	731	1,182	1,177	1,339	1,319
Auto	2,076	3,818	6,529	7,410	4,645
Residential	—	27	—	—	165
Home equity	—	110	—	—	—
Other consumer	12	24	15	23	17
Total charge-offs	2,891	6,261	8,039	8,837	6,146
Recoveries:					
Commercial real estate	—	5	4	4	4
Commercial	5	—	—	—	—
Equipment financing	325	202	113	346	217
Auto	605	840	821	739	657
Other consumer	8	30	8	6	8
Total recoveries	943	1,077	946	1,095	886
Net charge-offs	(1,948)	(5,184)	(7,093)	(7,742)	(5,260)
Balance at end of year	$31,703	$29,695	$31,083	$28,296	$24,445

The liability for unfunded credit commitments, which is included in other liabilities, was $764,000 at December 31, 2011 and $1.1 million at December 31, 2010. During the year ended December 31, 2011, the liability for unfunded credit commitments decreased by $325,000 to reflect changes in the estimate of loss exposure associated with credit commitments.

See the subsection "Provision for Credit Losses" appearing earlier in this report for a discussion of the provision for loan losses and loan charge-offs recognized in the Company's consolidated financial statements during the past three years.

The following tables set forth the Company's percent of allowance by loan category and the percent of loans to total loans (excluding deferred loan origination costs) in each of the categories listed at the dates indicated.

	At December 31,								
	2011			2010			2009		
	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Each Category to Total Loans	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Each Category to Total Loans	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Each Category to Total Loans
	(Dollars in Thousands)								
Commercial real estate	$ 9,936	31.34%	27.66%	$ 8,235	27.73%	25.21%	$ 8,335	26.81%	24.41%
Multi-family	4,459	14.06	17.79	3,691	12.43	18.80	3,378	10.87	17.44
Construction	1,082	3.41	1.51	472	1.59	0.81	734	2.36	0.84
Commercial	1,505	4.75	5.57	1,237	4.16	4.32	1,796	5.78	6.10
Equipment financing	4,128	13.02	9.06	3,744	12.61	9.11	3,057	9.83	7.71
Condominium association(A)	364	1.15	1.73	312	1.05	1.89			
Auto	5,604	17.68	20.72	6,952	23.41	24.17	8,479	27.28	25.18
Residential	828	2.61	12.92	977	3.29	12.85	1,026	3.30	15.65
Home equity	696	2.20	2.83	611	2.06	2.62	587	1.89	2.38
Other consumer	53	0.17	0.21	50	0.17	0.22	62	0.20	0.29
Unallocated	3,048	9.61	—	3,414	11.50	—	3,629	11.68	—
Total	$31,703	100.00%	100.00%	$29,695	100.00%	100.00%	$31,083	100.00%	100.00%

(A) The allowance for condominium association loans was included in commercial loans in years prior to 2010.

	At December 31,					
	2008			2007		
	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Each Category to Total Loans	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Each Category to Total Loans
	(Dollars in Thousands)					
Commercial real estate	$ 7,094	25.07%	22.06%	$ 5,867	24.00%	19.71%
Multi-family	3,354	11.85	15.74	3,152	12.89	16.50
Construction	604	2.14	1.45	462	1.89	1.23
Commercial	1,645	5.81	5.52	1,615	6.61	5.50
Equipment financing	2,577	9.11	7.06	2,427	9.93	7.56
Auto	7,937	28.05	28.60	5,662	23.16	31.71
Residential	1,085	3.83	17.36	883	3.61	15.71
Home equity	421	1.49	2.02	351	1.44	1.87
Other consumer	40	0.14	0.19	39	0.16	0.21
Unallocated	3,539	12.51	—	3,987	16.31	—
Total	$28,296	100.00%	100.00%	$24,445	100.00%	100.00%

See Note 7 of the Notes to Consolidated Financial Statements appearing elsewhere herein for a description of how management determines the balance of the allowance for loan losses for each segment and class of loans.

Non-Performing Assets

The following table sets forth information regarding non-performing assets, restructured loans and the allowance for loan losses:

	Year Ended December 31,				
	2011	2010	2009	2008	2007
	(In Thousands)				
Nonaccrual loans:					
Commercial real estate	$ —	$ —	$2,000	$2,318	$ —
Multi-family	1,380	964	935	—	—
Construction	—	2,475	—	—	—
Total commercial real estate	1,380	3,439	2,935	2,318	—
Commercial	—	—	—	—	—
Equipment financing	1,925	2,478	1,915	2,641	2,265
Condominium association	15	—	—	—	—
Total commercial loans	1,940	2,478	1,915	2,641	2,265
Indirect Auto	111	158	187	468	427
Residential	1,327	1,363	789	632	29
Home equity	98	25	407	—	—
Other consumer	10	—	—	—	9
Total consumer loans	1,435	1,388	1,196	632	38
Acquired loans	2,664	—	—	—	—
Total nonaccrual loans	7,530	7,463	6,233	6,059	2,730
Repossessed vehicles and equipment	421	703	1,430	2,036	2,152
Other real estate owned	845	—	—	100	517
Total non-performing assets	$8,796	$8,166	$7,663	$8,195	$5,399
Restructured loans	$5,205	$4,946	$3,898	$3,358	$ 887
Allowance for loan losses as a percent of total loans	1.17%	1.32%	1.44%	1.34%	1.29%
Non-performing loans as a percent of total loans	0.28	0.33	0.29	0.29	0.14
Non-performing assets as a percent of total assets	0.27	0.30	0.29	0.31	0.22

Loans are placed on nonaccrual status either when reasonable doubt exists as to the full timely collection of interest and principal or generally when a loan becomes past due 90 days. Restructured loans represent performing loans for which concessions (such as reductions of interest rates to below market terms and/or extension of repayment terms) were granted due to a borrower's financial condition.

At December 31, 2011 and 2010, loans past due 90 days or more and still on accrual amounted to $4.8 million and $5.9 million, respectively. The loans were comprised of commercial real estate loans, multi-family mortgage loans and commercial loans that matured and the borrowers continued to make their regular principal and interest payments as if their loans had been renewed when, if fact, the renewals had not yet taken place. It is expected that the loans will be renewed or paid in full without any loss.

Non-performing assets include other real estate owned resulting from foreclosures of properties securing mortgage loans or acceptance of a deed in lieu of foreclosure, repossessed vehicles resulting from non-payment of amounts due under auto loans and repossessed equipment resulting from non-payment of amounts due under equipment financing loans. Other real estate owned and repossessed vehicles and equipment are recorded at estimated fair value less costs to sell.

Nonaccrual loans at December 31, 2011 included three multi-family mortgage loans, five residential mortgage loans, and two home equity loans. Acquired loans on nonaccrual included one commercial real estate loan, one construction loan, one residential mortgage loan and one home equity loan. Loss exposure related to the loans on nonaccrual is not considered to be significant and has been recognized through the establishment of reserves included in the allowance for loan losses. However, if the local and regional real estate market does not improve, additions to the allowance for loan losses could become necessary.

The equipment financing and auto loans on nonaccrual are comprised of several loans. See the subsection "Provision for Credit Losses" appearing elsewhere herein for information about delinquencies and net charge-offs in the equipment financing and auto loan portfolios.

The decline in repossessed vehicles over the past three years was due primarily to improvements in the quality of the auto loan portfolio resulting from application of stricter underwriting criteria commencing in the second half of 2007. The increase in repossessed vehicles in 2007 was attributable to an increase in borrowers who were unable to make required loan payments and weaker demand for repossessed vehicles at dealer auctions. The increases in repossessed equipment in 2008 and 2007 were attributable to a rise in the number of Equipment financing borrowers who were unable to make required loan payments. The decline in repossessed equipment in 2010 and 2009 resulted from more aggressive collection efforts.

At December 31, 2011, restructured loans included $1.9 million of equipment financing loans and $2.0 million of residential mortgage loans; at December 31, 2010, restructured loans included $1.6 million of equipment financing loans and $3.4 million of residential mortgage loans. Restructured loans are loans where the maturity date was extended and/or interest rates were reduced to drop required monthly payments to more manageable amounts for the borrowers.

Investment Securities

The following table sets forth certain information regarding the amortized cost and market value of the Company's investment securities at the dates indicated:

	At December 31,					
	2011		2010		2009	
	Amortized Cost	Fair value	Amortized Cost	Fair value	Amortized Cost	Fair value
	(Dollars in Thousands)					
Securities available for sale:						
Debt securities:						
GSEs	$ 92,402	$ 93,069	$152,036	$151,765	$100,762	$100,683
Municipal obligations	1,250	1,303	750	791	750	788
Auction-rate municipal obligations	2,700	2,490	3,200	2,965	3,700	3,130
Corporate obligations	41,490	41,354	42,367	43,552	32,868	33,664
Trust preferred securities	3,928	3,003	3,945	3,169	4,011	3,150
GSE CMOs	2,961	3,025	1,297	1,305	22,218	22,518
GSE MBS	68,181	71,504	97,146	100,561	124,808	127,481
Private-label collateralized mortgage obligations	366	378	—	—	—	—
SBA commercial loan asset-backed securities	443	443	—	—	—	—
Total debt securities	213,721	216,569	300,741	304,108	289,117	291,414
Marketable equity securities	834	862	366	432	793	1,609
Total securities available for sale	214,555	217,431	301,107	304,540	289,910	293,023
Net unrealized gains on securities available for sale	2,876	—	3,433	—	3,113	—
Total securities available for sale, net	$217,431	$217,431	$304,540	$304,540	$293,023	$293,023
Securities held to maturity:						
Mortgage-backed securities issued by U.S. Government-sponsored enterprises	$ —	$ —	$ —	$ —	$ 112	$ 121
Total securities held to maturity	$ —	$ —	$ —	$ —	$ 112	$ 121
Restricted equity securities:						
Federal Home Loan Bank of Boston stock	$ 37,914		$ 35,960		$ 35,960	
Federal Reserve Stock	994		—		—	
Massachusetts Savings Bank Life Insurance Company stock	253		253		253	
Other stock	122		122		122	
Total restricted equity securities	$ 39,283		$ 36,335		$ 36,335	

The investment securities portfolio exists for earnings generation in the form of interest and dividend income, liquidity, interest-rate risk management, asset diversification and tax planning. Securities available for sale are utilized as part of the Company's asset/liability management and may be sold in response to, or in anticipation of, factors such as changes in market conditions and interest rates, changes in security prepayment rates, liquidity concentrations and regulatory capital requirements.

The investment policy of the Company, which is reviewed and approved by the Board of Directors on an annual basis, specifies the types of investments that are acceptable, required investment ratings by at least one nationally recognized rating agency, concentration limits and duration guidelines. Compliance with the investment policy is monitored on a regular basis.

U.S. Government-Sponsored Enterprises

Debt securities of U.S. Government-sponsored enterprises ("GSEs") include obligations issued by FNMA, the Federal Home Loan Mortgage Corporation ("Freddie Mac"), the Government National Mortgage Association ("GNMA"), the Federal Home Loan Banks and the Federal Farm Credit Bank. None of those obligations is backed by the full faith and credit of the U.S. Government.

In 2007, most of the Company's investment purchases were debt securities issued by GSEs with maturities primarily in the 18- month to 30- month range. The Company concentrated on acquiring debt securities with short maturities to reduce interest-rate risk during a period of uncertainty as to the direction of interest rates. As GSEs experienced rising losses and capital erosion in 2008, especially FNMA and Freddie Mac, the Company decided to stop purchasing debt securities issued by them. In 2009, the Company recommenced the purchase of GSE debt securities. At December 31, 2011, issuers of GSE debt securities with an estimated fair value of approximately $93.1 million had the right to call or prepay the obligations.

Municipal Obligations and Auction-Rate Municipal Obligations

The Company owned only one remaining municipal obligation at December 31, 2011; it was rated "AA+" by a rating firm at that date and matures on August 1, 2014.

Auction-rate municipal obligations are debt securities issued by municipal, county and state entities that are generally repaid from revenue sources such as hospitals, transportation systems, student education loans and property taxes. The securities are not obligations of the issuing government entity. The obligations are variable-rate securities with long-term maturities whose interest rates are set periodically through an auction process. The auction period typically ranges from seven days to 35 days. The reduction in the amount invested in such obligations during the last three years resulted from redemptions at par by issuers.

The auction-rate obligations owned by the Company were rated "AAA" at the time of acquisition due, in part, to the guarantee of third-party insurers who would have to pay the obligations if the issuers failed to pay the obligations when they become due. In the 2008 first quarter, public disclosures indicated that certain third-party insurers were experiencing financial difficulties and, therefore, might not be able to meet their contractual obligations. As a result, auctions failed to attract a sufficient number of investors and created a liquidity problem for those investors who were relying on the obligations to be redeemed at auction. Since then, there has not been an active market for auction-rate municipal obligations.

Based on an evaluation of market factors, the estimated fair value of the auction-rate municipal obligations owned by the Company at December 31, 2011 was $2.5 million, or $210,000 less than their face value. Full collection of the obligations is expected because the financial condition of the issuers is sound, none of the issuers has defaulted on scheduled payments, the obligations are rated investment grade and the Company has the ability and intent to hold the obligations for a period of time to recover the unrealized losses.

Corporate Obligations

In 2009, the Company increased its investment in corporate obligations in order to diversify its investment portfolio and improve the overall yield on investments. The corporate debt securities owned at December 31, 2011 will mature primarily within one year.

Trust Preferred Securities

Trust preferred securities ("PreTSLs") that were acquired several years ago represent investment instruments comprised of a pool of trust preferred securities that are debt obligations issued by a number of financial institutions and insurance companies. The investment instruments can be segregated into tranches (segments) that establish priority rights to cash flows from the underlying trust preferred securities. At December 31, 2011, the Company owned two pools of trust preferred securities, PreTSL VI and PreTSL XXVIII LTD.

The book value of PreTSL VI was $141,000 at December 31, 2011. Two of the issuers, representing 64% of the pool were in default and have deferred regularly scheduled interest payments. Due to the lack of an orderly market for this security, based on an analysis of projected cash flows, $69,000 was charged to earnings in 2009 and an additional $49,000 was charged to earnings in 2010. As of December 31, 2011, the fair value of this security was estimated to be $75,000 based on analytical modeling taking into consideration a range of factors normally found in an orderly market. The unrealized loss of $66,000 on this security was not considered to be an other-than-temporary impairment loss because projected cash flows exceeded the book value of the security.

The book value of PreTSL XXVIII was $931,000 at December 31, 2011 and the estimated fair value (based on factors similar to those used to value the security mentioned in the preceding paragraph) was $644,000 at that date. The unrealized loss of $287,000 was not considered to be an other-than-temporary impairment loss because the security is rated investment grade, the Company has first priority to future cash redemptions and over 34% of the issuers in the pool would have to default before recovery of the Company's investment could be in doubt. None of the 56 issuers comprising the pool represent more than 4% of the entire pool. Eighteen issuers representing approximately 14% of the remaining aggregate investment pool at December 31, 2011 were in default and have deferred regularly scheduled interest payments at that date.

At December 31, 2011, the aggregate book value of other trust preferred securities owned by the Company was $2.9 million and the aggregate market value was $2.3 million. The aggregate unrealized loss on these securities of $600,000 was not considered to be an other-than-temporary impairment loss because of the financial soundness and prospects of the issuers and the Company's ability and intent to hold the securities for a period of time to recover the unrealized losses.

Mortgage Securities

The Company also invests in mortgage related securities, including collateralized mortgage obligations ("CMOs"). These securities are considered attractive investments because they (a) generate positive yields with minimal administrative expense, (b) impose minimal credit risk as a result of the guarantees usually provided, (c) can be utilized as collateral for borrowings, (d) generate cash flows useful for liquidity management and (e) are "qualified thrift investments" for purposes of the thrift lender test that the Company is obliged to meet for regulatory purposes.

Mortgage related securities are created by the pooling of mortgages and the issuance of a security with an interest rate that is less than the average interest rate on the underlying mortgages. Mortgage related securities purchased by the Company generally are comprised of a pool of single-family mortgages. The issuers of such securities are generally U.S. Government-sponsored enterprises such as FNMA, Freddie Mac and GNMA who pool and resell participation interests in the form of securities to investors and guarantee the payment of principal and interest to the investors.

Investments in mortgage related securities issued and guaranteed by U.S. Government-sponsored enterprises generally do not entail significant credit risk. Such investments, however, are susceptible to significant interest rate and cash flow risks when actual cash flows from the investments differ from cash flows estimated at the time of purchase. Additionally, the market value of such securities can be affected adversely by market changes in interest rates. Prepayments that are faster than anticipated may shorten the life of a security and result in the accelerated expensing of any premiums paid, thereby reducing the net yield earned on the security. Although prepayments of underlying mortgages depend on many factors, the difference between the interest rates on the underlying mortgages and prevailing mortgage interest rates generally is the most significant determinant of the rate of prepayments. During periods of declining interest rates, refinancing generally increases and accelerates the prepayment of underlying mortgages and the related security. Such an occurrence can also create reinvestment risk because of the unavailability of other investments with a comparable rate of return in relation to the nature and maturity of the alternative investment. Conversely, in a rising interest-rate environment, prepayments may decline, thereby extending the estimated life of the security and depriving the Company of the ability to reinvest cash flows at the higher market rates of interest.

CMOs are a type of debt security issued by a special purpose entity that aggregates pools of mortgages and mortgage related securities and creates different classes of CMO securities with varying maturities and amortization schedules as well as residual interest with each class possessing different risk characteristics. The cash flows from the underlying collateral are generally divided into "tranches", or classes, whereby tranches have descending priorities with respect to the distribution of principal and interest repayment of the underlying mortgages and mortgage related securities, as opposed to pass through mortgage-backed securities where cash flows are distributed pro rata to all security holders. In contrast to mortgage-backed securities from which cash flow is received pro rata by all security holders (and hence, prepayment risk is shared), the cash flow from the mortgages or mortgage related securities underlying CMOs is paid in accordance with predetermined priority to investors holding various tranches of such securities. A particular tranche of a CMO may therefore carry prepayment risk that differs from that of both the underlying collateral and other tranches. Generally, the Company has invested in the first tranche of CMOs.

Mortgage securities acquired in 2009 and 2008 were purchased mostly because of their higher yield in relation to other investment possibilities and their guarantee by the issuing U.S. Government-sponsored enterprises. In 2009, $72.6 million of mortgage-backed securities were sold to reduce the Company's investment concentration in mortgage-backed securities and to use the proceeds to prepay high rate funds borrowed from the FHLBB.

Marketable Equity Securities

At December 31, 2011, the Company owned marketable equity securities with a fair value of $862,000, including net unrealized gains of $28,000.

Restricted Equity Securities

At December 31, 2011, the Company owned stock in the FHLBB with a carrying value of $37.9 million. At December 31, 2011, the FHLBB had total assets of $50 billion and total capital of $3.5 billion, of which $398.1 million was retained earnings. The FHLBB stated that it remained in compliance with all regulatory capital ratios as of December 31, 2011 and, based on the most recent information available, was classified as "adequately capitalized" by its regulator. See Note 5 of the Notes to Consolidated Financial Statements appearing elsewhere herein for further information about the FHLBB.

The table below sets forth certain information regarding the carrying value, weighted average yields and contractual maturities of the Company's securities portfolio at the date indicated.

	At December 31, 2011									
	One Year or Less		After One Year Through Five Years		After Five Years Through Ten Years		After Ten Years		Total	
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
	(Dollars in Thousands)									
Securities available for sale:										
Debt securities:										
GSEs	$15,220	1.35%	$73,841	0.95%	$ —	0.00%	$ 4,008	1.99%	$ 93,069	1.06%
Municipal obligations(1)	—	—	1,102	5.21	201	7.76	—	—	1,303	5.60
Auction-rate municipal obligations(1)	—	—	—	—	475	0.96	2,015	0.79	2,490	0.82
Corporate obligations	30,092	3.33	11,262	2.61	—	—	—	—	41,354	3.11
GSE CMOs	—	—	61	4.74	230	3.53	2,734	3.60	3,025	3.62
GSE MBS	530	4.57	12,365	3.90	54,713	3.53	3,896	3.36	71,504	3.59
Private-label collateralized mortgage obligations	—	—	—	—	—	—	378	6.21	378	6.21
Trust preferred securities	—	—	—	—	—	—	3,003	4.52	3,003	4.52
SBA commercial loan asset-backed securities	—	—	36	2.10	168	1.57	239	0.85	443	1.22
Total debt securities	45,842	2.67	98,667	1.57	55,787	3.70	16,273	2.83	216,569	2.44
Marketable equity securities									862	5.18
Total securities available for sale									217,431	2.45
Restricted equity securities:										
FHLBB stock									37,914	0.30
FRB stock									994	6.00
Massachusetts Savings Bank Life Insurance Company stock(1)									253	—
Other stock									122	—
Total restricted equity securities(1)									39,283	0.44
Total securities	$45,842	2.67%	$98,667	1.57%	$55,787	3.70%	$16,273	2.83%	$256,714	2.14%

(1) The yields have been calculated on a tax equivalent basis.

Deposits

Historically, deposits have been the Company's primary source of funds. The Company offers a variety of deposit accounts with a range of interest rates and terms. The Company's deposit accounts consist of non-interest-bearing checking accounts and interest-bearing NOW accounts, savings accounts and money market savings accounts (referred to in the aggregate as "transaction deposit accounts") and certificate of deposit accounts. The Company offers individual retirement accounts ("IRAs") and other qualified plan accounts.

The flow of deposits is influenced significantly by general economic conditions, changes in money market rates, prevailing interest rates and the relative attractiveness of competing deposit and investment alternatives. Deposits are obtained predominantly from customers in the communities in which the Company's banking offices are located. Deposits are also gathered via the internet. The Company relies primarily on competitive pricing of its deposit products, customer service and long-standing relationships with customers to attract and retain deposits. Market interest rates and rates offered by competing financial institutions significantly affect the Company's ability to attract and retain deposits.

The following table presents the deposit mix (excluding brokered deposits) of the Company for the year ends indicated.

	December 31, 2011	2010	2009
	(Dollars in Thousands)		
Demand checking accounts	$ 225,284	$ 109,108	$ 85,044
NOW accounts	110,220	120,599	100,946
Savings accounts	164,744	114,258	94,883
Money market savings accounts	946,411	675,328	519,601
Total transaction deposit accounts	1,446,659	1,019,293	800,474
Certificates of deposit accounts	805,672	791,606	833,213
Total deposits	$2,252,331	$1,810,899	$1,633,687

In 2011, transaction deposit accounts increased $427.4 million, or 41.9%, and certificates of deposit (excluding brokered deposits) increased $14.0 million, or 1.8% primarily driven by organic growth of 12.1% and the $212.2 million of additional deposits from the First Ipswich Bancorp acquisition. In 2010, transaction deposit accounts increased $218.8 million, or 27.3%, and certificates of deposit (excluding brokered deposits) decreased $41.6 million, or 5.0%. In 2009, transaction deposit accounts increased $258.4 million, or 47.7%, and certificates of deposit (excluding brokered deposits) increased $47.4 million, or 6.0%. The Company believes the growth in deposits and the shift in the mix of deposits in 2010 and 2009 were due in part to expansion of its cash management capabilities, more effort in seeking deposits from existing customer relationships and the desire of certain depositors to place their funds in a stronger capitalized financial institution and in more liquid accounts. A rise in interest rates could cause a shift from transaction deposit accounts to certificates of deposit accounts with longer maturities. Generally, the rates paid on certificates of deposit are higher than those paid on transaction deposit accounts.

The Company obtained $78.1 million of brokered certificates of deposit in 2006 and used the funds primarily to pay off some of the higher rate borrowed funds of Eastern Funding that were outstanding at the time of the Company's acquisition of a controlling interest in Eastern Funding. Brokered deposits were used as a source of funds because the interest rates payable on those deposits were lower than the interest rates the Company would have had to pay if the Company had obtained funds from other borrowing sources. There have been no brokered deposits since the end of 2009.

The following table sets forth the distribution of the average balances of the Company's deposit accounts for the years indicated and the weighted average interest rates on each category of deposits presented. Averages for the years presented are based on daily balances.

	Year Ended December 31, 2011			Year Ended December 31, 2010		
	Average Balance	Percent of Total Average Deposits	Weighted Average Rate	Average Balance	Percent of Total Average Deposits	Weighted Average Rate
			(Dollars in Thousands)			
NOW accounts	$ 126,950	6.01%	0.17%	$ 107,713	6.29%	0.14%
Savings accounts	157,578	7.47	0.60	103,752	6.06	0.78
Money market savings accounts	830,780	39.38	0.92	610,253	35.65	1.07
Non-interest-bearing demand checking accounts	181,078	8.58	—	97,504	5.70	—
Total transaction deposit accounts	1,296,386	61.44	0.68	919,222	53.70	0.82
Certificates of deposit (excluding brokered deposits) by original maturity:						
Six months or less	75,459	3.58	0.62	177,266	10.36	1.30
Over six months through 12 months	613,702	29.09	1.28	503,182	29.40	1.76
Over 12 months through 24 months	47,768	2.26	1.46	50,339	2.94	1.94
Over 24 months	76,541	3.63	2.59	61,664	3.60	2.91
Total certificates of deposit (excluding brokered deposits) by original maturity:	813,470	38.56	1.35	792,451	46.30	1.76
Total average deposits (excluding brokered deposits)	$2,109,856	100.00%	0.94%	$1,711,673	100.00%	1.25%

	Year Ended December 31, 2009		
	Average Balance	Percent of Total Average Deposits	Weighted Average Rate
	(Dollars in Thousands)		
NOW accounts	$ 90,490	6.10%	0.19%
Savings accounts	91,622	6.18	1.01
Money market savings accounts	381,746	25.75	1.50
Non-interest-bearing demand checking accounts	75,569	5.10	—
Total transaction deposit accounts	639,427	43.13	1.07
Certificates of deposit (excluding brokered deposits) by original maturity:			
Six months or less	277,400	18.71	2.20
Over six months through 12 months	444,777	30.00	3.02
Over 12 months through 24 months	79,489	5.36	3.46
Over 24 months	41,508	2.80	3.62
Total certificates of deposit (excluding brokered deposits) by original maturity:	843,174	56.87	2.82
Total average deposits (excluding brokered deposits)	$1,482,601	100.00%	2.06%
Total average brokered deposits	$ 7,908		5.36%

At December 31, 2011, the Company had outstanding certificates of deposit of $100,000 or more, maturing as follows:

Maturity Period	Amount	Weighted Average Rate
	(Dollars in Thousands)	
Three months or less	$ 73,191	1.20%
Over three months through six months	72,461	1.20
Over six months through 12 months	136,378	1.13
Over 12 months	72,916	1.69
	$354,946	1.28%

Borrowed Funds

The Company utilizes advances from the FHLBB to fund part of its loan growth and in connection with its management of the interest-rate sensitivity of its assets and liabilities. The advances are secured by a blanket security agreement which requires the Banks to maintain as collateral certain qualifying assets, principally mortgage loans and securities in an aggregate amount at least equal to outstanding advances. The maximum amount that the FHLBB will advance to member institutions, including the Company, fluctuates from time to time in accordance with the policies of the FHLBB. At December 31, 2011, the Company had $498.6 million in outstanding advances from the FHLBB and had the capacity to borrow an additional $215.1 million from the FHLBB.

In 2011, the Company acquired repurchased agreements for $8.3 million at December 31, 2011. In 2010, the Company purchased federal funds on an overnight basis and at December 31, 2010, it had $13.0 million of such borrowings.

The following table sets forth certain information regarding funds borrowed from the FHLBB and from federal funds purchased for the dates indicated:

	Year Ended December 31,		
	2011	2010	2009
	(Dollars in Thousands)		
Borrowed funds:			
Average balance outstanding	$422,128	$425,277	$626,904
Maximum amount outstanding at any month end during the year	506,919	465,509	727,784
Balance outstanding at end of year	506,919	388,569	468,766
Weighted average interest rate during the year	2.51%	3.09%	3.63%
Weighted average interest rate at end of year	2.22	2.66	3.22

Stockholders' Equity, Dividends and Capital Resources

Stockholders' equity was $503.6 million at the end of 2011, representing increases from $495.4 million at the end of 2010 and $487.3 million at the end of 2009. The reduction in 2009 was due primarily to the payment to stockholders of an extra dividend of $0.20 per share.

At December 31, 2011, the Company, Brookline Bank and First Ipswich exceeded all regulatory capital requirements. The Company's Tier 1 capital was $450.5 million, or 14.4% of adjusted assets. Brookline Bank's Tier I capital was $273.4 million, or 9.6% of adjusted assets. First Ipswich's Tier 1 capital was $26.9 million, or 9.9% of adjusted assets. The minimum required Tier I capital ratio is 4.00%.

Off-Balance Sheet Arrangements

Brookline Bank and First Ipswich enter into stand-by letters of credit. The effect of such activity on the Company's financial condition and results of operations is immaterial.

Contractual Obligations

A summary of contractual obligations at December 31, 2011 by the expected payment period follows.

	Payment Due by Period				
	Less Than One Year	One to Three Years	Three to Five Years	Over Five Years	Total
	(In Thousands)				
Borrowed funds from the FHLBB	$177,550	$174,201	$51,102	$ 95,717	$498,570
Loan commitments(1)	417,989	—	—	—	417,989
Occupancy lease commitments(2)	2,463	5,284	4,233	6,055	18,035
Service provider contracts(3)	11,304	12,461	10,564	3,914	38,243
Retirement benefit obligations	33	71	84	256	444
	$609,339	$192,017	$65,983	$105,942	$973,281

(1) These amounts represent commitments made by the Company to extend credit to borrowers as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Since some of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements.

(2) The leases contain escalation clauses for real estate taxes and other expenditures.

(3) Payments to service providers under most of the existing contracts are based on the volume of accounts served or transactions processed. Some contracts also call for higher required payments when there are increases in the Consumer Price Index. The expected payments shown in this table are based on an estimate of the number of accounts to be served or transactions to be processed, but do not include any projection of the effect of changes in the Consumer Price Index.

Liquidity and Capital Resources

Liquidity is defined as the ability to meet current and future financial obligations of a short-term nature. The Company further defines liquidity as the ability to respond to the needs of depositors and borrowers, as well as to earnings enhancement opportunities, in a changing marketplace.

The Company's primary sources of funds are deposit inflows, principal and interest payments on loans and debt securities, sales of securities from the available for sale portfolio and borrowings from the FHLBB. While maturities and scheduled amortization of loans and investments are predictable sources of funds, deposit flows and mortgage loan prepayments are greatly influenced by interest rate trends, economic conditions and competition.

Based on its monitoring of historic deposit trends and its current pricing strategy for deposits, management believes the Company will retain a large portion of its existing deposit base. While deposits grew significantly in 2011 and 2010, growth in 2012 will depend on several factors, including the strength of the economy, the interest-rate environment and competitor pricing.

The Company utilizes advances from the FHLBB to fund growth and to manage part of the interest-rate sensitivity of its assets and liabilities. Generally, borrowings from the FHLBB result in more interest expense than would be incurred if growth was funded solely by deposits. Advances outstanding from the FHLBB increased to $498.6 million at the end of 2011 as compared to $375.6 million at the end of 2010 due to the inclusion of $15 million in FHLBB advances from the First Ipswich Bancorp acquisition. FHLBB advances decreased from $468.8 million at the end of 2009 and $375.6 million at the end of 2010 as the Company used part of its deposit growth and proceeds from the sale of mortgage-backed securities to pay off borrowings. At December 31, 2011, the Company had a combined capacity to borrow up to an additional $279.5 million in from the FHLBB and FRB.

The Company's most liquid assets are cash and due from banks, short-term investments and debt securities that generally mature within 90 days. At December 31, 2011, such assets amounted to $106.3 million, or 3.2% of total assets.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss from adverse changes in market prices and/or interest rates. Since net interest income is the Company's primary source of revenue, interest-rate risk is the most significant non-credit related market risk to which the Company is exposed.

The Company's Asset/Liability Committee, comprised of several members of senior management, is responsible for managing interest-rate risk in accordance with policies approved by the Board of Directors regarding acceptable levels of interest-rate risk, liquidity and capital. The Committee reviews with the Board of Directors on a quarterly basis its activities and strategies, the effect of those strategies on the Company's operating results, the Company's interest-rate risk position and the effect subsequent changes in interest rates could have on the Company's future net interest income. The Committee is involved in the planning process as well as in the monitoring of pricing for the Company's loan and deposit products.

The Committee manages interest-rate risk through a variety of methods, including the use of both earnings simulation and gap analysis. Earnings simulation is based on actual cash flows and assumptions of management about future changes in interest rates over both short term and long term horizons, including levels of activity (loan originations, loan prepayments and deposit flows). The assumptions are inherently uncertain and, therefore, actual results will differ from simulated results due to timing, magnitude and frequency of interest-rate changes as well as changes in market conditions and strategies. The net interest income projection resulting from use of actual cash flows and management's assumptions ("Base Case") is compared to net interest income projections based on an immediate shift of 200 basis points upward and only 100 basis points downward (due to current interest-rate environment)in the first year of the model ("Interest-rate Shock"). The following table indicates the estimated impact on net interest income over a one year period under scenarios of a 200 basis points change upward or 100 basis point downward as a percentage of Base Case earnings projections.

Changes in Interest Rates (Basis Points)	Estimated Percentage Change in Future Net Interest Income
+200 over one year	1.88%
+100 over one year	1.20%
Base Case	—
−100 over one year	0.83%

The Company's interest-rate risk policy states that an immediate 200 basis points change upward or downward should not negatively impact estimated net interest income over a one year period by more than 15%.

The results shown above are based on the assumption that there are no significant changes in the Company's operating environment and that short-term interest rates will remain at current levels for all of 2012. Further, in the case of the 100 basis points downward adjustment, it was assumed that it would not be possible to reduce the rates paid on certain deposit accounts by 100 basis points. Instead, it was assumed that NOW and savings accounts would remain at current levels, money markets would be reduced by 15 to 25 basis points and certificates of deposit would be reduced by 25 to 45 basis points. There can be no assurance that the assumptions used will be validated in 2012.

Gap analysis measures the difference between the assets and liabilities repricing or maturing within specific time periods. An asset-sensitive position indicates that there are more rate-sensitive assets than rate-sensitive liabilities repricing or maturing within specific time horizons, which would generally imply a favorable impact on net interest income in periods of rising interest rates and a negative impact in periods of falling rates. A liability-sensitive position would generally imply a negative impact on net interest income in periods of rising rates and a positive impact in periods of falling rates. GAP analysis has limitations because it cannot measure the effect of interest-rate movements and competitive pressures on the repricing and maturity characteristics of interest-earning assets and interest-bearing liabilities.

Generally, it is the Company's policy to reasonably match the rate sensitivity of its assets and liabilities. The interest-rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within the same time period.

The table below shows the Company's interest-rate sensitivity gap position as of December 31, 2011.

	One Year or Less	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three Years to Five Years	More Than Five Years to Ten Years	More Than Ten Years	Total
			(Dollars in Thousands)				
Interest-earning assets:(1)							
Short-term investments	$ 34,092	$ —	$ —	$ —	$ —	$ —	$ 34,092
Weighted average rate	0.16%	—	—	—	—	—	0.16%
Debt securities(2)	95,294	79,025	21,694	10,824	4,534	2,350	213,721
Weighted average rate	2.79%	1.68%	2.00%	3.58%	3.60%	4.88%	2.38%
Commercial real estate loans(3)	474,625	170,921	174,629	230,673	157,239	62,201	1,270,288
Weighted average rate	4.71%	5.47%	5.34%	5.39%	5.97%	5.35%	5.21%
Commercial loans(3)	212,325	59,814	59,564	69,282	34,284	7,489	442,758
Weighted average rate	5.90%	8.23%	7.92%	7.95%	6.74%	3.19%	6.83%
Auto loans(3)	141,642	131,749	122,568	164,491	—	—	560,450
Weighted average rate	5.28%	5.12%	4.85%	4.33%	—	—	4.87%
Consumer loans(3)	222,532	73,409	53,749	72,995	8,607	426	431,718
Weighted average rate	3.88%	4.51%	4.67%	4.38%	3.69%	5.61%	4.17%
Total interest-earning assets	1,180,510	514,918	432,204	548,265	204,664	72,466	2,953,027
Weighted average rate	4.53%	4.98%	5.31%	5.23%	5.95%	5.11%	4.97%
Interest-bearing liabilities:(1)							
NOW accounts	36,740	36,740	36,740	—	—	—	110,220
Weighted average rate	0.18%	0.18%	0.18%	—	—	—	0.18%
Savings accounts	54,914	54,915	54,915	—	—	—	164,744
Weighted average rate	0.40%	0.40%	0.40%	—	—	—	0.40%
Money market savings accounts	946,411	—	—	—	—	—	946,411
Weighted average rate	0.83%	—	—	—	—	—	0.83%
Certificates of deposit(3)	639,553	113,289	19,740	33,090	—	—	805,672
Weighted average rate	1.15%	1.40%	2.23%	2.28%	—	—	1.26%
Borrowed funds(3)	186,805	143,993	31,871	52,851	87,226	4,173	506,919
Weighted average rate	1.63%	2.34%	2.30%	1.94%	3.29%	4.78%	2.22%
Total interest-bearing liabilities	1,864,423	348,937	143,266	85,941	87,226	4,173	2,533,966
Weighted average rate	0.99%	1.50%	1.02%	2.07%	3.29%	4.78%	1.19%
Interest sensitivity gap(4)	$ (683,913)	$ 165,981	$ 288,938	$462,324	$117,438	$ 68,293	$ 419,061
Cumulative interest sensitivity gap	$ (683,913)	$(517,932)	$(228,994)	$233,330	$350,768	$419,061	
Cumulative interest sensitivity gap as a percentage of total assets	(20.73)%	(15.70)%	(6.94)%	7.07%	10.63%	12.70%	
Cumulative interest sensitivity gap as a percentage of total interest-earning assets	(23.16)%	(17.54)%	(7.75)%	7.90%	11.88%	14.19%	

(1) Interest-earning assets and interest-bearing liabilities are included in the period in which the balances are expected to be redeployed and/or repriced as a result of anticipated prepayments, scheduled rate adjustments and contractual maturities.

(2) Debt securities include all debt securities. Unrealized gains and losses on securities, all other marketable equity securities and restricted equity securities are excluded.

(3) For purposes of the gap analysis, the allowance for loan losses, deferred loan origination costs and fair value adjustments are excluded.

(4) Interest sensitivity gap represents the difference between interest-earning assets and interest-bearing liabilities.

Interest rates paid on NOW accounts, savings accounts and money market savings accounts are subject to change at any time and such deposits are immediately withdrawable. A review of rates paid on these deposit categories over the last several years indicated that the amount and timing of rate changes did not coincide with the amount and timing of rate changes on other deposits when the FRB adjusted its benchmark federal funds rate. Because of this lack of correlation and the unlikelihood that such deposits would be withdrawn immediately, the Company allocates money market savings accounts between the "one year or less" and the "more than one year to two years" columns and NOW accounts and savings accounts equally over those two columns and the "more than two years to three years" column in its gap position table.

At December 31, 2011, interest-earning assets maturing or repricing within one year amounted to $1.181 billion and interest-bearing liabilities maturing or repricing within one year amounted to $1.864 billion, resulting in a cumulative one-year negative gap position of $684 million, or 20.73% of total assets. At December 31, 2010, the Company had a cumulative one-year negative gap position of $310 million, or 11.4% of total assets. The change in the cumulative one-year gap position from the end of 2010 resulted primarily from the increase of money market savings accounts due to historically low interest rates and the shortening of maturities of borrowings from the FHLBB, as the Company replaces them with core deposits.

The Company's cumulative positive interest sensitivity gap of assets and liabilities with expected maturities of more than three years changed from approximately $515 million, or 18.9%, of total assets at December 31, 2010 to $648 million, or 19.6%, of total assets at December 31, 2011.

Other Market Risks

Included in the Company's investment portfolio at December 31, 2011 were marketable equity securities with a market value of $862,000. That amount includes net unrealized gains of $28,000. Movements in the market price of securities may affect the amount of gains or losses ultimately realized by the Company from the sale of its equity securities.

Item 8. Financial Statements and Supplementary Data

The following financial statements and supplementary data required by this item are presented on the following pages which appear elsewhere herein:

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer considered that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms.

There has been no change in the Company's internal control over financial reporting identified in connection with the quarterly evaluation that occurred during the Company's last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting as of December 31, 2010 appears on page F-1 herein and the related Report of Independent Registered Public Accounting Firm thereon appears on page F-2 herein.

Item 9B. Other Information

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated herein by reference from the information to be contained in the Company's 2012 Proxy Statement to be filed with the SEC in connection with the solicitation of proxies for the Company's Annual Meeting of Stockholders to be held on Wednesday, May 9, 2012 ("2012 Proxy Statement").

Item 11. Executive Compensation

The information required by this item is incorporated herein by reference from the information to be contained in the Company's 2012 Proxy Statement to be filed with the SEC in connection with the solicitation of proxies for the Company's Annual Meeting of Stockholders to be held on Wednesday, May 9, 2012 ("2012 Proxy Statement"). The information required by this item is incorporated herein by reference from the information to be contained in the Company's 2012 Proxy Statement to be filed with the SEC in connection with the solicitation of proxies for the Company's Annual Meeting of Stockholders to be held on Wednesday, May 9, 2012 ("2012 Proxy Statement").

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated herein by reference from the information to be contained in the Company's 2012 Proxy Statement to be filed with the SEC in connection with the solicitation of proxies for the Company's Annual Meeting of Stockholders to be held on Wednesday, May 9, 2012 ("2012 Proxy Statement").

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated herein by reference from the information to be contained in the Company's 2012 Proxy Statement to be filed with the SEC in connection with the solicitation of proxies for the Company's Annual Meeting of Stockholders to be held on Wednesday, May 9, 2012 ("2012 Proxy Statement").

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated herein by reference from the information to be contained in the Company's 2012 Proxy Statement to be filed with the SEC in connection with the solicitation of proxies for the Company's Annual Meeting of Stockholders to be held on Wednesday, May 9, 2012 ("2012 Proxy Statement").

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) *Documents*

(1) Financial Statements: All financial statements are included in Item 8 of Part II of this Report.

(2) Financial Statement Schedules: All financial statement schedules have been omitted because they are not required, not applicable or are included in the consolidated financial statements or related notes.

(3) Exhibits: The exhibits listed in paragraph (b) below are filed herewith or incorporated herein by reference to other filings.

(b) *Required Exhibits*

EXHIBIT INDEX

Exhibit	Description
3.1	Certificate of Incorporation of Brookline Bancorp, Inc. (incorporated by reference to Exhibit 3.1 to a previously filed Registration Statement)*
3.2	Bylaws, as amended, of Brookline Bancorp, Inc. (incorporated by reference to Exhibit 3.2 to a previously filed Registration Statement and by reference to Exhibit 3 to a current report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2007)*
4	Form of Common Stock Certificate of the Company (incorporated by reference to Exhibit 4 to a previously filed Registration Statement)*
10.1	Form of Employment Agreement (incorporated by reference to Exhibit 10.1 to a previously filed Registration Statement)**
10.2	Form of Change in Control Agreement, as amended (incorporated by reference to the Form 8-K filed on March 11, 2008)
10.3	Reserved
10.4	Supplemental Retirement Income Agreement with Charles H. Peck (incorporated by reference to Exhibit 10.5 to a previously filed Registration Statement)**
10.4.1	Amendment No. 2 to the Supplemental Retirement Income Agreement by and between Brookline Bank and Charles H. Peck (incorporated by reference to Exhibit 10.4.1 to Form 10-K filed on February 28, 2007)

Exhibit	Description
10.4.2	Amendment No. 3 to the Supplemental Retirement Income Agreement by and between Brookline Bank and Charles H. Peck (incorporated by reference to the Form 8-K filed on December 18, 2008)
10.4.3	2005 Supplemental Retirement Income Agreement by and between Brookline Bank and Charles H. Peck (incorporated by reference to the Form 8-K filed on December 18, 2008)
10.5	Amended Employee Stock Ownership Plan (incorporated by reference to Exhibit 10.6 to Form 10-K filed on March 23, 2000 and Exhibit 10.6 to Form 10-Q filed on November 14, 2000)
10.6	Sixth and Seventh Amendment to Employee Stock Ownership Plan (incorporated by reference to Exhibit 10.6 to Form 10-K filed on March 25, 2002)
10.7	Brookline Bancorp, Inc. Deferred Compensation Plan effective January 1, 2011 (incorporated by reference to Exhibit 99.1 to Form 8-K filed on September 16, 2010)
10.8	Amendment to Employment Agreement with Charles H. Peck (incorporated by reference to Exhibit 10.8 to Form 10-Q filed on May 3, 2006)
10.9	Amended and Restated Employee Stock Ownership Plan effective January 1, 2006 and adopted June 15, 2006 (incorporated by reference to Exhibit 10.9 to Form 10-Q filed on August 2, 2006)
10.10	Reserved
10.11	Retirement Agreement by and between Brookline Bancorp, Inc., Brookline Bank and Charles H. Peck dated December 23, 2010 (incorporated by reference to Exhibit 10.11 to Form 8-K filed on December 27, 2010)
11	Statement Regarding Computation of Per Share Earnings
14	Code of Ethics (incorporated by reference to Exhibit 14 to Form 10-K filed on March 10, 2006)
21	Subsidiaries of the Registrant—This information is presented in Part I, Item 1. "Business—General" of this Report.
23	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Chief Executive Officer
31.2	Certification of Chief Financial Officer
32.1	Section 1350 Certification of Chief Executive Officer
32.2	Section 1350 Certification of Chief Financial Officer

Exhibit	Description
101	The following materials from Brookline Bancorp, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2011 were formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2011 and 2010, (ii) Consolidated Statements of Income for the years ended December 31, 2011, 2010 and 2009, (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2011, 2010 and 2009, (iv) Consolidated Statements of Changes in Equity for the years ended December 31, 2011, 2010 and 2009, (v) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009 and (vi) Notes to Consolidated Financial Statements.

* Registration Statement on Form S-1 filed by the Company with the Securities and Exchange Commission on April 10, 2002 (Registration No. 333-85980)

** Registration Statement on Form S-1 filed by the Company with the Securities and Exchange Commission on November 18, 1997 (Registration No. 333-40471)

(c) *Other Required Financial Statements and Schedules*

Not applicable

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2012

BROOKLINE BANCORP, INC.

By: /s/ PAUL A. PERRAULT

Paul A. Perrault
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By: /s/ PAUL A. PERRAULT
Paul A. Perrault,
President and Chief Executive Officer
(Principal Executive Officer)
Date: February 27, 2012

By: /s/ JULIE A. GERSCHICK
Julie A. Gerschick,
Chief Financial Officer
(Principal Financial and Accounting Officer)
Date: February 27, 2012

By: /s/ DAVID C. CHAPIN
David C. Chapin,
Director
Date: February 27, 2012

By: /s/ CHARLES H. PECK
Charles H. Peck,
Director
Date: February 27, 2012

By: /s/ JOHN J. DOYLE, JR.
John J. Doyle, Jr.,
Director
Date: February 27, 2012

By: /s/ JOSEPH J. SLOTNIK
Joseph J. Slotnik,
Chairman and Director
Date: February 27, 2012

By: /s/ JOHN A. HACKETT
John A. Hackett,
Director
Date: February 27, 2012

By: /s/ ROSAMOND B. VAULE
Rosamond B. Vaule,
Director
Date: February 27, 2012

By: /s/ JOHN L. HALL, II
John L. Hall, II,
Director
Date: February 27, 2012

By: /s/ PETER O. WILDE
Peter O. Wilde,
Director
Date: February 27, 2012

By: /s/ THOMAS J. HOLLISTER
Thomas J. Hollister,
Director
Date: February 27, 2012

By: /s/ BOGDAN NOWAK
Bogdan Nowak
Director
Date: February 27, 2012

By: /s/ MERRILL W. SHERMAN
Merrill W. Sherman
Director
Date: February 27, 2012

(This page has been left blank intentionally.)

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Brookline Bancorp, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Brookline Bancorp Inc.'s internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Brookline Bancorp, Inc.'s management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.* Based on our assessment, we believe that, as of December 31, 2011, the Company's internal control over financial reporting is effective based on those criteria.

Brookline Bancorp, Inc.'s independent registered public accounting firm has issued an audit report on the effectiveness of the Company's internal control over financial reporting. This report appears on page F-2.

/s/ PAUL A. PERRAULT	/s/ JULIE A. GERSCHICK
Paul A. Perrault *Chief Executive Officer*	Julie A. Gerschick *Chief Financial Officer*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Brookline Bancorp, Inc.:

We have audited Brookline Bancorp, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Brookline Bancorp, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Brookline Bancorp, Inc. maintained in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Brookline Bancorp, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 27, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Boston, Massachusetts
February 27, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Brookline Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Brookline Bancorp, Inc. and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brookline Bancorp, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Brookline Bancorp, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Boston, Massachusetts
February 27, 2012

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands except share data)

	December 31, 2011	December 31, 2010
ASSETS		
Cash and due from banks	$ 72,204	$ 18,451
Short-term investments	34,092	47,457
Total cash and cash equivalents	106,296	65,908
Investment securities available for sale (amortized cost of $214,555 and $301,107, respectively)	217,431	304,540
Restricted equity securities	39,283	36,335
Total securities	256,714	340,875
Loans	2,720,821	2,253,538
Allowance for loan losses	(31,703)	(29,695)
Net loans	2,689,118	2,223,843
Premises and equipment, net	38,495	11,126
Deferred tax asset	12,681	10,206
Goodwill	45,799	43,241
Identified intangible assets, net of accumulated amortization of $12,651 and $11,081, respectively	5,214	1,871
Other real estate owned and repossessed assets, net	1,266	703
Monies in escrow—Bancorp Rhode Island, Inc. acquisition	112,983	—
Other assets	30,447	22,769
Total assets	$3,299,013	$2,720,542
LIABILITIES AND EQUITY		
Deposits	$2,252,331	$1,810,899
Overnight and short-term borrowings	8,349	13,000
Other borrowed funds	498,570	375,569
Mortgagors' escrow accounts	6,513	5,843
Accrued expenses and other liabilities	26,248	17,283
Total liabilities	2,792,011	2,222,594
Commitments and contingencies		
Equity:		
Brookline Bancorp, Inc. stockholders' equity:		
Preferred stock, $0.01 par value; 50,000,000 shares authorized; none issued	—	—
Common stock, $0.01 par value; 200,000,000 shares authorized; 64,597,180 shares and 64,445,389 shares issued, respectively	644	644
Additional paid-in capital	525,171	524,515
Retained earnings, partially restricted	39,993	32,357
Accumulated other comprehensive income	1,963	2,348
Treasury stock, at cost, 5,373,733 shares	(62,107)	(62,107)
Unallocated common stock held by ESOP, 378,215 shares and 424,422 shares, respectively	(2,062)	(2,314)
Total Brookline Bancorp, Inc. stockholders' equity	503,602	495,443
Noncontrolling interest in subsidiary	3,400	2,505
Total equity	507,002	497,948
Total liabilities and equity	$3,299,013	$2,720,542

See accompanying notes to the consolidated financial statements.

BROOKLINE BANCORP, INC. AND SUBSIDIARIES
Consolidated Statements of Income
(In thousands except share data)

	Year Ended December 31,		
	2011	2010	2009
Interest income:			
Loans	$ 133,938	$ 123,247	$ 129,044
Debt securities	6,297	7,601	10,590
Short-term investments	105	100	328
Marketable and restricted equity securities	195	44	94
Total interest income	140,535	130,992	140,056
Interest expense:			
Deposits (excluding brokered deposits)	19,757	21,420	30,592
Brokered deposits	—	—	425
Borrowed funds and subordinated debt	10,579	13,147	22,739
Total interest expense	30,336	34,567	53,756
Net interest income	110,199	96,425	86,300
Provision for credit losses	3,631	3,796	9,780
Net interest income after provision for credit losses	106,568	92,629	76,520
Non-interest income:			
Fees, charges and other income	5,653	3,038	2,810
Loss from investments in affordable housing projects	(671)	—	—
Penalty from prepayment of borrowed funds	—	(1,468)	(2,292)
Gain on sales of securities	80	834	1,985
Loss on impairment of securities	—	(49)	(818)
Non-credit loss on impairment of securities	—	—	74
Total non-interest income	5,062	2,355	1,759
Non-interest expense:			
Compensation and employee benefits	30,789	22,935	20,557
Occupancy	6,138	4,588	4,077
Equipment and data processing	9,144	7,518	7,258
Professional services	5,375	3,718	2,494
FDIC insurance	1,746	1,674	2,853
Advertising and marketing	1,376	1,224	997
Amortization of identified intangible assets	1,570	1,224	1,488
Write-down of other real estate owned	719	—	50
Other	6,068	5,306	5,357
Total non-interest expense	62,925	48,187	45,131
Income before income taxes	48,705	46,797	33,148
Provision for income taxes	19,886	19,156	13,413
Net income	28,819	27,641	19,735
Less net income attributable to noncontrolling interest in subsidiary	1,219	769	535
Net income attributable to Brookline Bancorp, Inc.	$ 27,600	$ 26,872	$ 19,200
Earnings per common share:			
Basic	$ 0.47	$ 0.46	$ 0.33
Diluted	0.47	0.46	0.33
Weighted average common shares outstanding during the year:			
Basic	58,633,627	58,578,599	58,370,569
Diluted	58,636,431	58,583,185	58,407,467

See accompanying notes to the consolidated financial statements.

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(In thousands)

	Year Ended December 31,		
	2011	2010	2009
Net income	$28,819	$27,641	$19,735
Other comprehensive income (loss), net of taxes:			
Unrealized securities holding gains (losses) excluding non-credit loss on impairment of securities	(488)	1,143	2,640
Non-credit gain (loss) on impairment of securities	11	(38)	(80)
Net unrealized securities holding gains (losses) before income taxes	(477)	1,105	2,560
Income tax (expense) benefit	177	(404)	(938)
Net unrealized securities holding gains (losses)	(300)	701	1,622
Adjustment of accumulated obligation for postretirement benefits	(57)	(88)	(30)
Income tax benefit	23	37	14
Net adjustment of accumulated obligation for postretirement benefits	(34)	(51)	(16)
Net unrealized gains (losses)	(334)	650	1,606
Less reclassification adjustment for securities gains (losses) included in net income:			
Gain on sales of securities	80	834	1,985
Impairment loss on securities	—	(49)	(818)
Non-credit loss on impairment of securities	—	—	74
Income tax expense	(29)	(282)	(451)
Net securities gains included in net income	51	503	790
Net other comprehensive income (loss)	(385)	147	816
Comprehensive income	28,434	27,788	20,551
Net income attributable to noncontrolling interest in subsidiary	(1,219)	(769)	(535)
Comprehensive income attributable to Brookline Bancorp, Inc.	$27,215	$27,019	$20,016

See accompanying notes to the consolidated financial statements.

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

Year Ended December 31, 2011, 2010 and 2009

(In thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Unallocated Common Stock Held by ESOP	Total Brookline Bancorp, Inc. Stockholders' Equity	Non-controlling Interest in Subsidiary	Total Stockholders' Equity
Balance at December 31, 2008	$637	$518,712	$ 38,092	$1,385	$(62,107)	$(2,850)	$493,869	$1,798	$495,667
Net income attributable to Brookline Bancorp, Inc.	—	—	19,200	—	—	—	19,200	—	19,200
Net income attributable to noncontrolling interest in subsidiary	—	—	—	—	—	—	—	535	535
Dividend distribution to owners of noncontrolling interest in subsidiary	—	—	—	—	—	—	—	(333)	(333)
Issuance of units of ownership to minority owners of subsidiary	—	—	—	—	—	—	—	106	106
Other comprehensive income	—	—	—	816	—	—	816	—	816
Common stock dividends of $0.54 per share	—	—	(31,431)	—	—	—	(31,431)	—	(31,431)
Payment of dividend equivalent rights	—	—	(441)	—	—	—	(441)	—	(441)
Exercise of stock options (1,249,542 shares)	6	3,096	—	—	—	—	3,102	—	3,102
Expense of stock options granted	1	231	—	—	—	—	232	—	232
Income tax benefit from vesting of recognition and retention plan shares, exercise of non-incentive stock options, payment of dividend equivalent rights and dividend distributions on allocated ESOP shares	—	1,334	—	—	—	—	1,334	—	1,334
Compensation under recognition and retention plans	—	143	—	—	—	—	143	—	143
Common stock held by ESOP committed to be released (50,157 shares)	—	220	—	—	—	273	493	—	493
Balance at December 31, 2009	$644	$523,736	$ 25,420	$2,201	$(62,107)	$(2,577)	$487,317	$2,106	$489,423

See accompanying notes to the consolidated financial statements.

BROOKLINE BANCORP, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Equity (Continued)
Year Ended December 31, 2011, 2010 and 2009
(In thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Unallocated Common Stock Held by ESOP	Total Brookline Bancorp, Inc. Stockholders' Equity	Non-controlling Interest in Subsidiary	Total Stockholders' Equity
Balance at December 31, 2009	$644	$523,736	$ 25,420	$2,201	$(62,107)	$(2,577)	$487,317	$2,106	$489,423
Net income attributable to Brookline Bancorp, Inc.	—	—	26,872	—	—	—	26,872	—	26,872
Net income attributable to noncontrolling interest in subsidiary	—	—	—	—	—	—	—	769	769
Dividend distribution to owners of noncontrolling interest in subsidiary	—	—	—	—	—	—	—	(481)	(481)
Issuance of units of ownership to minority owners of subsidiary	—	—	—	—	—	—	—	111	111
Other comprehensive income	—	—	—	147	—	—	147	—	147
Common stock dividends of $0.34 per share	—	—	(19,935)	—	—	—	(19,935)	—	(19,935)
Expense of stock options granted	—	291	—	—	—	—	291	—	291
Income tax benefit from vesting of recognition and retention plan shares and dividend distributions on allocated ESOP shares	—	130	—	—	—	—	130	—	130
Compensation under recognition and retention plans	—	139	—	—	—	—	139	—	139
Common stock held by ESOP committed to be released (48,182 shares)	—	219	—	—	—	263	482	—	482
Balance at December 31, 2010	$644	$524,515	$ 32,357	$2,348	$(62,107)	$(2,314)	$495,443	$2,505	$497,948

See accompanying notes to the consolidated financial statements.

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

Year Ended December 31, 2011, 2010 and 2009

(In thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Unallocated Common Stock Held by ESOP	Total Brookline Bancorp, Inc. Stockholders' Equity	Non-controlling Interest in Subsidiary	Total Stockholders' Equity
Balance at December 31, 2010	$644	$524,515	$ 32,357	$2,348	$(62,107)	$(2,314)	$495,443	$2,505	$497,948
Net income attributable to Brookline Bancorp, Inc.	—	—	27,600	—	—	—	27,600	—	27,600
Net income attributable to noncontrolling interest in subsidiary	—	—	—	—	—	—	—	1,219	1,219
Dividend distribution to owners of noncontrolling interest in subsidiary	—	—	—	—	—	—	—	(585)	(585)
Issuance of units of ownership to minority owners of subsidiary	—	—	—	—	—	—	—	102	102
Minority owners interest in deferred tax asset related to subsidiary	—	—	—	—	—	—	—	159	159
Other comprehensive loss	—	—	—	(385)	—	—	(385)	—	(385)
Common stock dividends of $0.34 per share	—	—	(19,964)	—	—	—	(19,964)	—	(19,964)
Expense of stock options granted	—	47	—	—	—	—	47	—	47
Income tax benefit from vesting of recognition and retention plan shares and dividend distributions on allocated ESOP shares	—	79	—	—	—	—	79	—	79
Compensation under recognition and retention plans	—	364	—	—	—	—	364	—	364
Common stock held by ESOP committed to be released (46,207 shares)	—	166	—	—	—	252	418	—	418
Balance at December 31, 2011	$644	$525,171	$ 39,993	$1,963	$(62,107)	$(2,062)	$503,602	$3,400	$507,002

See accompanying notes to the consolidated financial statements.

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,		
	2011	2010	2009
Cash flows from operating activities:			
Net income attributable to Brookline Bancorp, Inc.	$ 27,600	$ 26,872	$ 19,200
Adjustments to reconcile net income to net cash provided from operating activities:			
Net income attributable to noncontrolling interest in subsidiary	1,219	769	535
Provision for credit losses	3,631	3,796	9,780
Nonaccretable discount recognized as interest income	(100)	—	—
Origination of loans to be sold	(46,555)	(40,815)	(16,948)
Proceeds from loans sold	41,295	40,815	16,948
Depreciation and amortization of bank premises and equipment	2,061	1,590	1,543
Amortization of securities premiums and discounts, net	2,344	2,171	1,217
Amortization of deferred loan origination costs, net	9,775	9,416	9,348
Amortization of identified intangible assets	1,570	1,224	1,488
Net amortization (accretion) of acquisition fair value adjustments	758	(11)	(1,692)
Gain on sales of securities	(80)	(834)	(1,985)
Loss on impairment of securities	—	49	744
Write-down of other real estate owned	719	—	50
Write-down of repossessed assets	150	243	476
Compensation under recognition and retention plans	364	139	143
Release of ESOP shares	418	482	493
Deferred income taxes	784	(113)	2,678
(Increase) decrease in:			
Other assets	(3,426)	(4,234)	(5,865)
Increase (decrease) in:			
Income taxes payable	—	(1,115)	1,115
Accrued expenses and other liabilities	1,869	240	(3,115)
Net cash provided from operating activities	44,396	40,684	36,153
Cash flows from investing activities:			
Proceeds from sales of securities available for sale	124	2,537	74,140
Proceeds from principal repayments of securities available for sale	145,374	181,326	128,204
Proceeds from principal repayments of securities held to maturity	—	26	49
Purchase of securities available for sale	(45,179)	(196,308)	(201,620)
Net increase in loans	(273,394)	(103,837)	(73,420)
Acquisition, net of cash and cash equivalents acquired	5,792	—	—
Monies in escrow—Bancorp Rhode Island, Inc. acquisition	(112,983)	—	—
Purchase of restricted equity securities	(182)	—	—
Purchase of bank premises and equipment	(19,910)	(2,095)	(2,079)
Sales of other real estate owned	1,711	—	50
Net cash used for investing activities	(298,647)	(118,351)	(74,676)

See accompanying notes to the consolidated financial statements.

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

(In thousands)

	Year Ended December 31,		
	2011	2010	2009
Cash flows from financing activities:			
Increase in demand deposits and NOW, savings and money market savings accounts	$ 273,693	$ 218,819	$ 258,422
Increase (decrease) in certificates of deposit (excluding brokered deposits)	(44,734)	(41,607)	47,422
Decrease in brokered deposits	—	—	(26,381)
Proceeds from Federal Home Loan Bank of Boston advances	3,973,549	276,400	11,814,240
Repayment of Federal Home Loan Bank of Boston advances	(3,865,689)	(369,579)	(12,082,863)
Proceeds from payment of federal funds purchased	(13,000)	13,000	—
Repayment of subordinated debt	(13,000)	—	—
Decrease in other borrowings	4,018	—	—
Increase (decrease) in mortgagors' escrow accounts	123	(95)	283
Income tax benefit from vesting of recognition and retention plan shares, exercise of non-incentive stock options, payment of dividend equivalent rights and dividend distributions on allocated ESOP shares	79	130	1,334
Proceeds from exercise of stock options	—	—	3,102
Expense of stock options granted	47	291	232
Payment of dividends on common stock	(19,964)	(19,935)	(31,431)
Payment of dividend equivalent rights	—	—	(441)
Payment of dividends to owners of noncontrolling interest in subsidiary	(585)	(481)	(333)
Proceeds from issuance of units of ownership to minority owners of subsidiary	102	111	106
Net cash provided from (used for) financing activities	294,639	77,054	(16,308)
Net increase (decrease) in cash and cash equivalents	40,388	(613)	(54,831)
Cash and cash equivalents at beginning of year	65,908	66,521	121,352
Cash and cash equivalents at end of year	$ 106,296	$ 65,908	$ 66,521
Supplemental disclosures of cash flow information:			
Cash paid (refunded) during the year for:			
Interest on deposits, borrowed funds and subordinated debt	$ 32,029	$ 35,014	$ 55,203
Income taxes	20,607	20,333	8,095
Supplemental disclosures of non-cash investing activities:			
Transfer from loans to other real estate owned	$ 2,536	$ —	$ —
Transfer of securities from held to maturity to available for sale	—	86	—
Acquisition of First Ipswich Bancorp:			
Assets acquired (excluding cash and cash equivalents)	$ 246,186	$ —	$ —
Liabilities assumed	251,978	—	—

See accompanying notes to the consolidated financial statements.

(1) Summary of Significant Accounting Policies and Related Matters

Overview

Brookline Bancorp, Inc. (the "Company") is a Delaware-chartered savings and loan holding company (within the meaning of the Home Owners' Loan Act) and the parent of Brookline Bank, a federally-chartered stock savings institution, and The First National Bank of Ipswich ("First Ipswich"), a federally-chartered bank (collectively referred to as the "Banks") and Brookline Securities Corp. ("BSC"). The Company's primary business is to provide commercial, business and retail banking services to its corporate, municipal and individual customers through its banks and non-bank subsidiaries.

Brookline Bank, which includes its wholly-owned subsidiaries, BBS Investment Corp. ("BBS") and Longwood Securities Corp. ("Longwood"), and its 84.8% owned subsidiary, Eastern Funding LLC ("Eastern Funding"), operates twenty full-service banking offices in Brookline and the greater Boston metropolitan area. First Ipswich, which includes its wholly-owned subsidiaries; First Ipswich Securities II Corp., First Ipswich Insurance Agency, First Ipswich Realty and FNBI Realty, operates six full-service banking offices on the north shore of eastern Massachusetts and in the Boston metropolitan area. The Banks' activities include acceptance of commercial business and retail deposits, origination of mortgage loans on commercial and residential real estate located principally in Massachusetts, origination of commercial loans to small and mid-sized businesses, origination of indirect automobile loans, investment in debt and equity securities, and the offering of cash management and investment advisory services. The Company also provides specialty equipment financing through its subsidiary, Eastern Funding, which is based in New York City.

The Company is subject to competition from other financial and non-financial institutions and is supervised, examined and regulated by the Board of Governors of the Federal Reserve System ("FRB"). The Banks are supervised, examined and regulated by the Office of the Comptroller of the Currency ("OCC"). The Banks' deposits are insured by the Federal Deposit Insurance Corporation ("FDIC").

Basis of Financial Statement Presentation

The Company's consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as set forth by the Financial Accounting Standards Board (FASB) in its Accounting Standards Codification and through the rules and interpretive releases of the SEC under the authority of federal securities laws. Certain amounts previously reported have been reclassified to conform to the current year's presentation.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances are eliminated in consolidation.

In preparing these consolidated financial statements, management is required to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Actual results could differ from those estimates based upon changing conditions, including economic conditions, and future events. Material estimates that are particularly susceptible to significant change in the near-term include the determination of the allowance for loan losses, the determination of fair market values of assets and liabilities, the review of goodwill and intangibles for impairment, income tax accounting and status of contingencies.

(1) Summary of Significant Accounting Policies and Related Matters (Continued)

Cash and Cash Equivalents

For purposes of reporting asset balances and cash flows, cash and cash equivalents includes cash on hand and due from banks (including cash items in process of clearing), interest-bearing deposits with banks, federal funds sold, money market mutual funds and other short-term investments with original maturities of three months or less.

Investment Securities

Unrestricted

Securities for which the Company has the positive intent and ability to hold to maturity are classified as held to maturity and carried at amortized cost. Those securities held for indefinite periods of time but not necessarily to maturity are classified as available for sale. Securities held for indefinite periods of time include securities that management intends to use as part of its asset/liability, liquidity, and/or capital management strategies and may be sold in response to changes in interest rates, maturities, asset/liability mix, liquidity needs, regulatory capital needs or other business factors. Securities available for sale are carried at estimated fair value with unrealized gains and losses reported on an after-tax basis in stockholders' equity as accumulated other comprehensive income or loss.

Interest and dividends on securities are recorded on the accrual method. Premiums and discounts on securities are amortized or accreted into interest income by the level-yield method over the remaining period to contractual maturity, adjusted for the effect of actual prepayments in the case of mortgage-backed securities and collateralized mortgage obligations ("CMOs"). These estimates of prepayment assumptions are made based upon the actual performance of the underlying security, current interest rates, the general market consensus regarding changes in mortgage interest rates, the contractual repayment terms of the underlying loans, the priority rights of the investors to the cash flows from the mortgage securities and other economic conditions. When differences arise between anticipated prepayments and actual prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. Unamortized premium or discount is adjusted to the amount that would have existed had the new effective yield been applied since purchase, with a corresponding charge or credit to interest income.

Security transactions are recorded on the trade date. Realized gains and losses are determined using the specific identification method and are recorded in non-interest income.

Management evaluates securities for other-than-temporary impairment on a periodic basis. Factors considered in determining whether an impairment is other-than-temporary include: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the Company to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. If the Company intends to sell an impaired security, the Company records an other-than-temporary loss in an amount equal to the entire difference between the fair value and amortized cost. If a security is determined to be other-than-temporarily impaired but the Company does not intend to sell the security, only the credit portion of the estimated loss is recognized in earnings, with the other portion of the loss recognized in other comprehensive income.

(1) Summary of Significant Accounting Policies and Related Matters (Continued)

Restricted Securities

The Company owns investments in the stock of the Federal Reserve Bank of Boston ("FRB") and the Federal Home Loan Bank of Boston ("FHLBB"). No ready market exists for these stocks, and they have no quoted market values. FRB stock is redeemable at par; therefore, market value equals cost. The Banks, as members of the FHLBB, are required to maintain investments in the capital stock of the FHLBB equal to their membership base investments plus an activity-based investment determined according to the Banks' level of outstanding FHLBB advances.

Loans

Loans the Company originates for portfolio, and for which it has the intent and ability to hold to maturity, are reported at amortized cost, inclusive of deferred loan origination fees and expenses, less unadvanced funds due borrowers on loans and the allowance for loan losses.

Interest income on loans originated for portfolio is accrued on unpaid principal balances as earned. Loan origination fees and direct loan origination costs are deferred, and the net fee or cost is recognized in interest income using the interest method. Deferred loan origination costs include payments to dealers originating indirect automobile loans. The difference between the rate charged by a dealer to originate an indirect automobile loan and the "buy rate," or the rate earned by the Company, is referred to as the "spread." The computed dollar value of the spread paid to a dealer is amortized as a charge to income over the life of the loan on a level-yield basis. Deferred amounts are recognized for fixed-rate loans over the contractual life of the loans and for adjustable-rate loans over the period of time required to adjust the contractual interest rate to a yield approximating a market rate at origination date. If a loan is prepaid, the unamortized portion of the loan origination costs, including those indirect auto-related costs not subject to rebate from the dealer, is charged to income.

Loans acquired at a net premium are initially measured at fair value as of the acquisition date without carryover of historical allowance for loan losses. Credit discounts representing losses of unpaid loan principal balances expected over the life of the loans are included in the determination of fair value. The fair-market valuation of loans acquired at a premium is amortized into interest income on a level-yield basis over the life of the loan. Subsequent to the purchase date, the methods utilized to estimate the required allowance for loan losses are similar to originated loans.

Loans acquired at a net discount are initially recorded at fair value without a carryover of the related allowance for loan losses. Fair value is determined using market participant assumptions in estimating the amount and timing of both principal and interest cash flows expected to be collected on such loans and then applying a market-based discount rate to those cash flows. The excess of the undiscounted expected cash flows at the acquisition date over the estimated fair value is referred to as the "accretable yield," which is recognized in interest income over the remaining lives of the acquired loans on a level-yield basis. The difference between contractually required principal and interest payments at the acquisition date and the undiscounted cash flows expected to be collected at the acquisition date is referred to as the "nonaccretable discount," which includes an estimate of future credit losses expected to be incurred over the life of the portfolio. Decreases in the expected cash flows in subsequent periods require the establishment of an allowance for loan losses. Improvements in expected cash flows in future periods result in a reduction of the nonaccretable discount, with such amount reclassified as part of the accretable yield and subsequently recognized in interest income over

(1) Summary of Significant Accounting Policies and Related Matters (Continued)

the remaining lives of the acquired loans on a level-yield basis if the amount and timing of future cash flows is reasonably estimable. Charge-offs on acquired loans are first applied to the nonaccretable discount and then to any allowance for loan losses recognized subsequent to acquisition.

Management identifies and designates certain newly originated residential mortgage loans for sale to specific financial institutions, subject to the underwriting criteria of those financial institutions. These loans are held for sale and are carried at the lower of cost or market as determined in the aggregate. Deferred loan fees and costs are including in the determination of the gain or loss on sale.

Non-Performing Loans

Nonaccrual Loans

Accrual of interest on loans generally is discontinued when contractual payment of principal or interest becomes past due 90 days or, if in management's judgment, reasonable doubt exists as to the full timely collection of interest. Exceptions may be made if the loan has matured and is in the process of renewal or is well-secured and in the process of collection. When a loan is placed on nonaccrual status, interest accruals cease and uncollected accrued interest is reversed and charged against current interest income. Interest payments on nonaccrual loans are generally applied to principal. If collection of the principal is reasonably assured, interest payments are recognized as income on the cash basis. Loans are generally returned to accrual status when principal and interest payments are current, full collectability of principal and interest is reasonably assured and a consistent record of performance has been achieved.

Impaired Loans

A loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due (both interest and principal) according to the contractual terms of the loan agreement. Smaller-balance, homogeneous loans that are evaluated collectively for impairment, such as auto, residential, home equity and other consumer loans are specifically excluded from the impaired loan portfolio except where the loan is classified as a troubled debt restructuring. The Company has defined the population of impaired loans to include nonaccrual loans and troubled debt restructured loans.

The value of an impaired loan is measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if the loan is collateral dependent and its payment is expected solely based on the underlying collateral.

Interest collected on impaired loans is either applied against principal or reported as income according to management's judgment as to the collectability of principal. If management does not consider a loan ultimately collectible within an acceptable time frame, payments are applied as principal to reduce the loan balance. If full collection of the remaining recorded investment should subsequently occur, interest receipts are recorded as interest income on a cash basis.

Troubled Debt Restructured Loans

In cases where a borrower experiences financial difficulties and the Company makes certain concessionary modifications to contractual terms, the loan is classified as a troubled debt restructured

(1) Summary of Significant Accounting Policies and Related Matters (Continued)

loan. In determining whether a debtor is experiencing financial difficulties, the Company considers, among other factors, if the debtor is in payment default or is likely to be in payment default in the foreseeable future without the modification, the debtor declared or is in the process of declaring bankruptcy, there is substantial doubt that the debtor will continue as a going concern, the debtor's entity-specific projected cash flows will not be sufficient to service any of its debt, or the debtor cannot obtain funds from sources other than the existing creditors at market terms for debt with similar risk characteristics.

Modifications may include interest-rate reductions, short-term (defined as one year or less) changes in payment structure to interest-only payments, short-term extensions of the loan's original contractual term or, less frequently, principal forgiveness, interest capitalization, forbearance and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of collateral. Typically, troubled debt restructurings are placed on nonaccrual status and reported as non-performing loans. Generally, a nonaccrual loan that is restructured remains on nonaccrual for a period of six months to demonstrate the borrower can meet the restructured terms; however, performance prior to the restructuring, or significant events that coincide with the restructuring, are considered in assessing whether the borrower can meet the new terms and may result in the loan being returned to accrual status at the time of restructuring or after a shorter performance period. If the borrower's ability to meet the revised payment schedule is not reasonably assured, the loan remains classified as a nonaccrual loan.

Loans restructured at an interest rate equal to or greater than that of a new loan with comparable risk at the time of the loan agreement is modified may be excluded from restructured loan disclosures in years subsequent to the restructuring if they are in compliance with the modified terms.

Allowance for Loan Losses

Additions to the allowance for loan losses are made by charges to the provision for loan losses. Losses on loans are deducted from the allowance when all or a portion of a loan is considered uncollectible. Subsequent recoveries on loans previously charged off, if any, are credited to the allowance when realized.

The allowance for loan losses consists of general, specific and unallocated reserves and reflects management's estimate of probable loan losses inherent in the loan portfolio at the balance sheet date. Management uses a consistent and systematic process and methodology to evaluate the adequacy of the allowance for loan losses on a quarterly basis. The allowance is calculated by loan type: commercial real estate, commercial, auto and consumer loans, each category of which is further segregated. A formula-based credit evaluation approach is applied to each group, coupled with an analysis of certain loans for impairment.

The process to determine the allowance for loan losses requires management to exercise considerable judgment regarding the risk characteristics of the loan portfolio segments and the effect of relevant internal and external factors. The reasonableness of prior judgments is evaluated on a quarterly basis by comparison of estimated loan losses to loan losses actually incurred. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to change the allowance based on their judgments of information available to them at the time of their examination.

(1) Summary of Significant Accounting Policies and Related Matters (Continued)

General Reserves

General reserves related to loans collectively evaluated for impairment are determined using a formula-based approach utilizing the risk ratings of individual credits and loss factors derived from historic portfolio loss rates. Other relevant qualitative factors include, but are not limited to, historic levels and trends in loan charge-offs and recoveries, past due loans; risk-rated loans; classified loans and impaired loans; the pace of loan growth; underwriting policies and adherence to such policies; changes in credit concentration; the experience of lending personnel and management; trends in the economy and employment; business conditions; industry conditions; and political, legislative and regulatory changes.

Specific Reserves

The allowance for loan losses includes specific reserves on impaired loans. Specific valuation allowances are established for impaired loans with book values greater than the discounted present value of expected future cash flows or, in the case of collateral-dependent impaired loans, for any excess of a loan's book balance and the fair value of its underlying collateral. A specific valuation allowance for loan losses on troubled debt restructured loans is determined by comparing the net carrying amount of the troubled debt restructured loan with the restructured loan's cash flows discounted at the original effective rate. Impaired loans are reviewed quarterly with adjustments made to the calculated reserve as deemed necessary.

Unallocated Reserves

Determination of this portion of the allowance is a subjective process. Management believes the unallocated allowance is an important component of the total allowance because it addresses the probable inherent risk of loss that exists in that part of the Company's loan portfolio with repayment terms extended over many years. It also helps to minimize the risk related to the margin of imprecision inherent with the estimation of the allocated components of the allowance. The Company has not allocated the unallocated portion of the allowance to the loan segments because such an allocation would imply a degree of precision that does not exist.

Non-Performing Assets

In addition to non-performing loans, non-performing assets include other real estate owned ("OREO") and repossessed vehicles and equipment. OREO consists of property acquired through foreclosure, real estate acquired through acceptance of a deed in lieu of foreclosure and loans determined to be substantively repossessed. Real estate loans that are substantively repossessed include only those loans for which the Company has taken possession of the collateral, but has not completed legal foreclosure proceedings. OREO and repossessed vehicles and equipment are recorded initially at estimated fair value less costs to sell. When such assets are acquired, the excess of the loan balance over the estimated fair value of the asset is charged to the allowance for loan losses. Such evaluations are based on an analysis of individual properties/ assets as well as a general assessment of current real estate market conditions. Holding costs and rental income on properties are included in current operations while certain costs to improve such properties are capitalized. Gains and losses from the

(1) Summary of Significant Accounting Policies and Related Matters (Continued)

sale of OREO and repossessed vehicles and equipment are reflected in non-interest expense when realized.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation and amortization, except for land which is carried at cost. Premises and equipment are depreciated using the straight-line method over the estimated useful life of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the improvements.

Costs related to internal-use software development projects that provide significant new functionality are capitalized. Internal-use software is software acquired, internally developed, or modified solely to meet the Company's needs and for which there is no plan to market the software externally. Direct and indirect costs associated with the application development stage of internal use software are capitalized until such time that the software is substantially complete and ready for its intended use. Capitalized costs are amortized on a straight line basis over the remaining estimated life of the software. Computer software and development costs incurred in the preliminary project stage, as well as training and maintenance costs are expensed as incurred.

Goodwill and Other Acquisition-Related Intangible Assets

For business combinations completed prior to January 1, 2009, the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Acquisition-related transaction costs were recorded as part of the acquisition cost and an allocated allowance for loan losses was recorded.

For business combinations completed on or after January 1, 2009, assets and liabilities acquired in a business combination are recorded at face value as of the acquisition date. Acquisition-related transaction costs are expensed as incurred.

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Goodwill is not subject to amortization. Identified intangible assets are assets resulting from acquisitions that are being amortized over their estimated useful lives. The recoverability of goodwill and identified intangible assets is evaluated for impairment at least annually. If impairment is deemed to have occurred, the amount of impairment is charged to expense when identified.

Securities Sold Under Agreements to Repurchase

The Company enters into sales of securities under agreements to repurchase with the Banks' commercial customers. These agreements are treated as financings, and the obligations to repurchase securities sold are reflected as a liability in the consolidated balance sheets. Securities pledged as collateral under agreements to repurchase are reflected as assets in the accompanying consolidated balance sheets.

(1) Summary of Significant Accounting Policies and Related Matters (Continued)

Employee Benefits

Costs related to Brookline Bank's 401(k) plan, supplemental executive retirement agreements and postretirement benefits are recognized over the vesting period or the related service periods of the participating employees. Changes in the funded status of postretirement benefits are recognized through comprehensive income in the year in which changes occur.

Compensation expense for the Employee Stock Ownership Plan ("ESOP") is recorded at an amount equal to the shares allocated by the ESOP multiplied by the average fair market value of the shares during the year. The Company recognizes compensation expense ratably over the year based upon the Company's estimate of the number of shares expected to be allocated by the ESOP.

The difference between the average fair market value and the cost of the shares allocated by the ESOP is recorded as an adjustment to additional paid-in capital. The fair value of restricted common stock awards and stock option grants is determined as of the grant date and is recorded as compensation expense over the period in which the shares of common stock and stock options vest.

Fair Value Measurements

ASC 820-10, "Fair Value Measurements and Disclosures," defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability is not adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities. It is not a forced transaction. Market participants are buyers and sellers in the principal market that are independent, knowledgeable, able to transact and willing to transact.

A fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs is included in ASC 820. The fair value hierarchy is as follows:

Level 1: Inputs are unadjusted quoted prices in active markets for assets and liabilities identical to those reported at fair value.

Level 2: Inputs other than quoted prices included within Level 1, Level 2 inputs are observable either directly or indirectly. These inputs might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3: Inputs are unobservable inputs for an asset or liability that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities. These inputs are used to determine fair value only when observable inputs are not available.

(1) Summary of Significant Accounting Policies and Related Matters (Continued)

Earnings Per Common Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding for the applicable period, exclusive of unearned ESOP shares and unvested restricted stock. Diluted earnings per share is calculated after adjusting the denominator of the basic earnings per share calculation for the effect of all potential dilutive common shares outstanding during the period. The dilutive effects of options and unvested restricted stock awards are computed using the "treasury stock" method.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Tax positions that are more likely than not to be sustained upon a tax examination are recognized in the Company's financial statements to the extent that the benefit is greater than 50% likely of being recognized. Interest resulting from underpayment of income taxes is classified as income tax expense in the first period the interest would begin accruing according to the provision of the relevant tax law. Penalties resulting from underpayment of income taxes are classified as income tax expense in the period for which the Company claims or expects to claim an uncertain tax position or in the period in which the Company's judgment changes regarding an uncertain tax position.

The Company did not have any unrecognized tax benefits accrued as income tax liabilities or receivables or as deferred tax items at December 31, 2011.

Treasury Stock

Common stock shares repurchased are recorded as treasury stock at cost.

Segment Reporting

An operating segment is defined as a component of a business for which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and evaluate performance. The Company's primary business is banking, which provided substantially all of its total revenues and pre-tax income in 2011, 2010 and 2009. Accordingly, disaggregated segment information is not presented in the notes to the financial statements.

Recent Accounting Pronouncements

Credit Quality of Financing Receivables and Allowance for Credit Losses. In July, 2010, the FASB issued *Accounting Standards Update (ASU) No. 2010-20, "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses."* This Statement significantly increases

(1) Summary of Significant Accounting Policies and Related Matters (Continued)

disclosures that entities must make about the credit quality of financing receivables and the allowance for credit losses. The Statement requires reporting entities to make new disclosures about (a) the nature of credit risk inherent in the entity's portfolio of financing receivables (loans), (b) how that risk is analyzed and assessed in determining the allowance for credit (loan) losses and (c) the reasons for changes in the allowance for credit losses.

The Statement requires disclosures related to the allowance for credit losses on a "portfolio segment" basis instead of on an aggregate basis. "Portfolio segment" is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Statement also establishes the concept of a "class of financing receivables". A class is generally a disaggregation of a portfolio segment. The Statement requires numerous disclosures at the class level including (a) delinquency and nonaccrual information and related significant accounting policies, (b) impaired financing receivables and related significant accounting policies, (c) a description of credit quality indicators used to monitor credit risk and (d) modifications of financing receivables that meet the definition of a troubled debt restructuring. The Statement expands disclosure requirements to include all financing receivables that are individually evaluated for impairment and determined to be impaired, and requires the disclosures at the class level.

Entities are required to disclose the activity within the allowance for credit losses, including the beginning and ending balance of the allowance for each portfolio segment, as well as current-period provisions for credit losses, direct write-downs charged against the allowance and recoveries of any amounts previously written off. Entities are also required to disclose the effect on the provision for credit losses due to changes in accounting policies or methodologies from prior periods.

Public entities must provide disclosures related to period-end information (e.g., credit quality information and the ending financing receivables balance segregated by impairment method) in all interim and annual reporting periods ending on or after December 15, 2010. Disclosures of activity that occurs during a reporting period (e.g., modifications and the rollforward of the allowance for credit losses by portfolio segment) are required in interim and annual periods beginning on or after December 15, 2010. As this Statement amends only the disclosure requirements for loans and the allowance for loan losses, adoption did not have any impact on the Company's financial statements. Refer to Notes 6 and 7 for presentation of the new required disclosures for loans and the allowance for loan losses.

Disclosure of Supplementary Pro Forma Information for Business Combinations. In December 2010, the Financial Accounting Standards Board ("FASB") issued ASU 2010-29 as an amendment to standards related to business combinations (Topic 805) by (i) providing clarification regarding the acquisition date that should be used for reporting the pro forma financial information disclosures required when comparative financial statements are presented and (ii) requiring entities to provide a description of the nature and amount of material, non-recurring pro forma adjustments that are directly attributable to the business combination. For the Company, these amendments are effective for business combinations for which the acquisition date is on or after January 1, 2011. The adoption did not have a material impact on its consolidated financial statements. The required disclosures have been provided in Note 2.

(1) Summary of Significant Accounting Policies and Related Matters (Continued)

A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring. In April 2011, the FASB issued ASU 2011-02 as an amendment to the Receivables—Troubled Debt Restructurings by Creditors topic (Topic 310) of the ASC. This amendment clarifies a creditor's determination of whether a restructuring is a troubled debt restructuring. In evaluating whether a restructuring constitutes a troubled debt restructuring, a creditor must separately conclude that both of the following conditions exist: the restructuring constitutes a concession and the debtor is experiencing financial difficulties. This amendment became effective for periods beginning after June 15, 2011 and was applied retrospectively to the beginning of the annual period of adoption. Adoption of this standard did not have a material effect on the Company's consolidated financial statements.

Reconsideration of Effective Control for Repurchase Agreements. In April 2011, the FASB issued ASU 2011-03. The objective of this ASU is to improve the accounting for repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. This ASU prescribes when an entity may or may not recognize a sale upon the transfer of financial assets subject to repurchase agreements. The guidance in this ASU is effective for the first interim or annual period beginning on or after December 15, 2011. Early adoption is not permitted. The adoption of this guidance is not expected to have an impact on the Company's results of operations or financial position.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirement in U.S. GAAP and International Financial Reporting Standards. In May 2011, the FASB issued ASU No. 2011-04. This update results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and International Financial Reporting Standards ("IFRS.").The amendments in this update explain how to measure fair value. They do not require additional fair value measurements and are not intended to result in a change in the application of current fair value measurements requirements. The amendments in this Update are effective during interim and annual periods beginning after December 15, 2011. The adoption of ASU No. 2011-04, in 2012, is not expected to have a material impact on the Company's financial statements.

Presentation of Comprehensive Income. In June 2011, the FASB issued ASU No. 2011-05. Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. In December 2011, the FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of income by issuing ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive income in Accounting Standards Update 2011-05. Given that the adoption of this standard is not expected to have a material effect on the Company's consolidated financial statements, the required disclosures have been provided in the Consolidated Statements of Comprehensive Income.

Intangibles—Goodwill and Other (Topic 350). In September 2011, the FASB issued ASU No. 2011-08. This ASU permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes it is not more likely than not that the fair value of a

(1) Summary of Significant Accounting Policies and Related Matters (Continued)

reporting unit is less than its carrying amount, it need not perform the two-step impairment test. The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company implemented the provisions of ASU 2011-08 in 2011. The adoption of ASU No. 2011-08 did not have a material impact on the Company's financial statements.

Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. During December 2011, the FASB issued ASU No. 2011-11. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS. The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Company is currently assessing the impact on the Company's financial statements and will implement the provisions of ASU 2011-11 as of January 1, 2013.

(2) Acquisitions (Dollars in thousands unless otherwise noted)

Mystic Financial, Inc. ("Mystic")

On January 7, 2005, the Company acquired all of the outstanding common shares of Mystic, the holding company of Medford Co-operative Bank ("Medford"). Goodwill resulting from the acquisition was $35,615. A core deposit intangible asset of $11,841 recognized at the time of the acquisition is being amortized over nine years on an accelerated basis using the sum-of-the-digits method. Amortization of the core deposit intangible in the years ended December 31, 2011, 2010 and 2009 amounted to $789, $1,052 and $1,316, respectively. Amortization expense in the coming years ending December 31 will be $526 in 2012 and $263 in 2013.

Eastern Funding LLC ("Eastern Funding")

On April 13, 2006, the Company through its wholly-owned subsidiary, Brookline Bank, completed a merger agreement increasing its ownership interest in Eastern Funding from 28.3% to 86.7%. Eastern Funding specializes primarily in the financing of coin-operated laundry, dry cleaning and convenience store equipment and businesses in the greater New York/New Jersey metropolitan area and selected other locations in the United States of America.

As part of the merger, a member agreement was entered into which specifies the conditions under which the Company or the minority-interest owners can buy or sell their ownership interests in Eastern Funding, and how the price of such purchases and sales is to be determined. The minority-interest owners may not sell or transfer their interests to anyone other than the Company except for family-related transfers permitted under the member agreement. During the five-year period ending April 12, 2011, the chief executive officer of Eastern Funding was required to purchase additional units of interest in Eastern Funding depending on the magnitude of annual cash distributions of Eastern Funding's earnings and permitted to make discretionary purchases of additional units at book value as defined in the member agreement. The units of interest purchased resulted in an increase in total minority-interest ownership to 15.2% at December 31, 2011.

(2) Acquisitions (Dollars in thousands unless otherwise noted) (Continued)

Goodwill of $7,626 and identified intangible assets of $668 for the estimated value of Eastern Funding's customer list and $442 for the estimated value of the employment agreements with three executive officers were recognized at the time of the acquisition. The values assigned to the customer list and the employment agreements are being amortized over eight years and five years, respectively, on a straight-line basis. Amortization of the identified intangible assets was $106 for the year ended December 31, 2011 and $172 for each of the years ended December 31, 2010 and 2009. Amortization expense will be $84 in each of 2012 and 2013 and $21 in 2014. As of December 31, 2011, the employment contracts were fully amortized.

First Ipswich Bancorp

On February 28, 2011 (the "Acquisition Date"), the Company acquired First Ipswich Bancorp, the bank holding company for First Ipswich. As part of the acquisition, First Ipswich Bancorp was effectively merged into the Company and no longer exists as a separate entity. First Ipswich, a commercial bank with six branches serving individuals and businesses on the north shore of eastern Massachusetts and in the Boston metropolitan area, continues to operate as a separate bank and has become a subsidiary of the Company.

Total consideration paid in the acquisition consisted of approximately $19.7 million in cash. The assets acquired and the liabilities assumed in the acquisition were recorded by the Company at their estimated fair values as of the Acquisition Date and the Company's consolidated results of operations for the year ended December 31, 2011 include the results of First Ipswich since the Acquisition Date. Expenses relating to the transaction totaling $227 were recorded in professional services expense in the year ended December 31, 2011 and $663 in the year ended December 31, 2010. The revenue and net income of First Ipswich since the Acquisition Date included in the Company's consolidated statement of income for the year ended December 31, 2011 and the revenue and net income of the combined entity had the acquisition date been January 1, 2010 are as follows:

	Revenue	Net Income
First Ipswich—Actual for the ten months ended December 31, 2011	$ 11,562	$ 564
Supplemental pro forma:		
Year ended December 31, 2011	$148,535	$27,550
Year ended December 31, 2010	$149,282	$24,692

Supplemental pro forma net income for the year ended December 31, 2011 was adjusted to exclude $1,556 ($1,124 on an after-tax basis) of acquisition-related expenses incurred in that period and to include $254 ($149 on an after-tax basis) of net expense resulting from fair value adjustments. Pro forma net income for the year ended December 31, 2010 was adjusted to include $1,556 ($1,124 on an after-tax basis) of acquisition-related expenses and $1,614 ($949 on an after-tax basis) of net expense resulting from fair value adjustments. The goodwill represents the future economic benefits arising from other assets acquired that are not individually identified and separately recognized. None of the goodwill is expected to be deductible for income tax purposes. The supplemental pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the financial results of the combined companies had the acquisition been completed at the beginning of the periods presented, nor is it indicative of future results for any other interim or full year period.

(2) Acquisitions (Dollars in thousands unless otherwise noted) (Continued)

The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill. The acquisition date estimated fair values of the assets acquired and liabilities assumed are summarized as follows:

Assets:	
Cash and cash equivalents	$ 25,463
Investment securities	15,903
Restricted equity securities	2,766
Loans, net	203,119
Bank premises and equipment	9,618
Goodwill	2,558
Core deposit intangible	4,913
Deferred tax asset	2,978
Other assets	4,331
Total assets	$271,649
Liabilities:	
Deposits	$212,235
Federal Home Loan Bank advances	15,247
Other borrowings	17,331
Other liabilities	7,165
Total liabilities	$251,978
Net assets acquired	$ 19,671

A net deferred tax liability totaling $1,948 was established in connection with recording the related acquisition accounting adjustments (other than goodwill). Fair value adjustments to assets acquired and liabilities assumed are being amortized or accreted on a straight-line basis over periods consistent with the average life, useful life and/or contractual term of the related assets and liabilities.

The core deposit intangible is being amortized over eleven years using an accelerated amortization method reflective of the manner in which the related benefit attributable to the deposits will be recognized. Amortization expense in the coming years ending December 31, 2012, 2013, 2014, 2015 and 2016 will be $745, $669, $592, $515 and $439, respectively.

Fair values of the major categories of assets acquired and liabilities assumed were determined as follows:

Loans

The acquired loans were recorded at fair value without carryover of First Ipswich's allowance for loan losses which amounted to $2,605 at the Acquisition Date. The fair value of the loans were determined using market participant assumptions in estimating the amount and timing of both principal and interest cash flows expected to be collected on the loans and then applying a market-based discount rate to those cash flows.

(2) Acquisitions (Dollars in thousands unless otherwise noted) (Continued)

In this regard, the acquired loans were segregated into pools by loan classes with common risk characteristics (commercial real estate, multi-family, commercial, construction, residential mortgage, home equity) and maturity and pricing characteristics (fixed rate, adjustable rate, balloon maturities). The resulting fair value of the loans acquired (before consideration of estimated future credit losses) exceeded expected cash flows, creating a premium of $2,504 to be amortized as an adjustment to interest income over the remaining lives of the loans.

Additionally, an estimate of $4,240 representing future credit losses expected to be incurred over the life of the loans acquired was recorded as a nonaccretable discount. The estimate was based on segregating the acquired loans into the classes referred to in the preceding paragraph, the risk characteristics and credit quality indicators related to each loan class, and evaluation of the collectability of larger individual non-performing and classified loans. Increases in the estimate of expected future credit losses in subsequent periods will require the Company to record an allowance for loan losses with a corresponding charge to earnings (provision for loan losses). Improvement in expected cash flows in future periods will result in a reduction of the nonaccretable discount with such amount subsequently recognized as interest income over the remaining lives of the related acquired loans. Charge-offs of acquired loans are first applied to the nonaccretable discount and then to any allowance for loan losses established subsequent to the acquisition.

Deposits

The fair value of acquired deposits, other than time deposits, was assumed to approximate their carrying value, as such deposits have no stated maturity and are payable on demand. Time deposits were valued based on the present value of the contractual cash flows over the remaining period to maturity using a market rate.

Federal Home Loan Bank Advances and Other Borrowings

The fair value of advances from the Federal Home Loan Bank of Boston and other borrowings represent contractual repayments discounted using interest rates currently available on borrowings with similar characteristics and remaining maturities. The fair value of subordinated debentures included in other borrowings was assumed to equal their carrying values since the Company intended to and did repay the debentures in the second quarter of 2011.

Bancorp Rhode Island, Inc.

After the close of business on December 31, 2011, the Company acquired Bancorp Rhode Island, Inc., the bank holding company for Bank Rhode Island and subsidiaries ("BankRI"). BankRI is a commercial bank with 17 branches serving individuals and businesses in Rhode Island and nearby Massachusetts. As part of the acquisition, Bancorp Rhode Island, Inc. was effectively merged into the Company and no longer exists as a separate entity. The effective date of the transaction was January 1, 2012. Therefore, the Company's financial statements do not include amounts for BankRI as of or for the year ended December 31, 2011.

In connection with the Bancorp Rhode Island acquisition, 11 million shares of the Company's common stock with a fair value of approximately $92.8 million were issued to Bancorp Rhode Island

(2) Acquisitions (Dollars in thousands unless otherwise noted) (Continued)

shareholders. Cash paid to shareholders exclusive of stock compensation payouts was $113 million. The Company also assumed $13 million in subordinated debt from Bancorp Rhode Island, Inc.

(3) Cash and Short-Term Investments (In thousands unless otherwise noted)

Banks are required to maintain average reserve balances in a noninterest-bearing account with the Federal Reserve Bank based upon a percentage of certain deposits. As of December 31, 2011 and 2010, the average amount required to be held was $1.3 million and $1.3 million, respectively. Aggregate reserve balances included in cash and cash equivalents were $8.6 million and $4.3 million at December 31, 2011 and 2010.

Short-term investments are summarized as follows:

	December 31,	
	2011	2010
GSE debt securities	$ —	$25,294
Money market funds	22,881	20,601
Federal funds sold	11,211	1,562
	$34,092	$47,457

Short-term investments are stated at cost which approximates market value. Money market funds are invested in mutual funds whose assets are comprised primarily of U.S. Treasury obligations, commercial paper and certificates of deposit with maturities of 90 days or less.

(4) Investment Securities (Dollars in thousands unless otherwise noted)

Securities available for sale, and which management has the intent and ability to hold to maturity, are summarized below:

	December 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale:				
Debt securities:				
GSEs	$ 92,402	$ 673	$ 6	$ 93,069
Municipal obligations	1,250	55	2	1,303
Auction-rate municipal obligations	2,700	—	210	2,490
Corporate obligations	41,490	400	536	41,354
Trust preferred securities	3,928	9	934	3,003
GSE CMOs	2,961	83	19	3,025
GSE MBS	68,181	3,338	15	71,504
Private-label collateralized mortgage obligations	366	22	10	378
SBA commercial loan asset-backed securities	443	1	1	443
Total debt securities	213,721	4,581	1,733	216,569
Marketable equity securities	834	28	—	862
Total securities available for sale	$214,555	$4,609	$1,733	$217,431

	December 31, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale:				
Debt securities:				
GSEs	$152,036	$ 465	$ 736	$151,765
Municipal obligations	750	41	—	791
Auction-rate municipal obligations	3,200	—	235	2,965
Corporate obligations	42,367	1,185	—	43,552
Trust preferred securities	3,945	12	788	3,169
GSE CMOs	1,297	8	—	1,305
GSE MBS	97,146	3,415	—	100,561
Total debt securities	300,741	5,126	1,759	304,108
Marketable equity securities	366	66	—	432
Total securities available for sale	$301,107	$5,192	$1,759	$304,540

Debt securities of U.S. Government-sponsored enterprises ("GSEs") include obligations issued by the Federal National Mortgage Association ("FNMA"), the Federal Home Loan Mortgage Corporation ("Freddie Mac"), the Government National Mortgage Association ("GNMA"), the Federal Home Loan Banks and the Federal Farm Credit Bank. At December 31, 2011, none of those obligations are backed by the full faith and credit of the U.S. Government, except for GNMA MBS, SBA commercial loans, and CMOs with an estimated fair value of $1.8 million.

(4) Investment Securities (Dollars in thousands unless otherwise noted) (Continued)

At December 31, 2011 and 2010, respectively, $156 million and $231 million of available for sale securities were pledged as collateral for repurchase agreements, current and future Federal Home Loan Bank of Boston ("FHLBB") borrowings, and future Federal Reserve "discount window" borrowings.

Investment securities at December 31, 2011 and December 31, 2010 that have been in a continuous unrealized loss position for less than 12 months or 12 months or longer are as follows:

	December 31, 2011					
	Less than 12 months		12 months or Longer		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Debt securities:						
GSEs	$ 4,026	$ 6	$ —	$ —	$ 4,026	$ 6
Municipal obligations	201	2	—	—	201	2
Auction-rate municipal obligations	—	—	2,490	210	2,490	210
Corporate obligations	10,703	536	—	—	10,703	536
Trust preferred securities:						
With other-than-temporary impairment loss	—	—	75	66	75	66
Without other-than-temporary impairment loss	830	170	1,690	698	2,520	868
GSE CMOs	496	19	—	—	496	19
GSE MBS	1,712	15	—	—	1,712	15
Private-label collateralized mortgage obligations	93	10	—	—	93	10
SBA commercial loan asset-backed securities	59	1	—	—	59	1
Total temporarily impaired securities	$18,120	$759	$4,255	$974	$22,375	$1,733

(4) Investment Securities (Dollars in thousands unless otherwise noted) (Continued)

	December 31, 2010					
	Less than 12 months		12 months or Longer		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Debt securities:						
GSEs	$82,112	$736	$ —	$ —	$82,112	$ 736
Auction-rate municipal obligations	—	—	2,965	235	2,965	235
Corporate obligations	3,806	27	1,146	307	4,952	334
Trust preferred securities:						
With other-than-temporary impairment loss	65	77	—	—	65	77
Without other-than-temporary impairment loss	—	—	573	377	573	377
Total temporarily impaired securities	$85,983	$840	$4,684	$919	$90,667	$1,759

At December 31, 2011, the Company does not intend to sell any of its debt securities and it is not likely that it will be required to sell the debt securities before the anticipated recovery of their remaining amortized cost. The unrealized losses on all debt securities within the securities portfolio which have not had other-than-temporary impairment losses were considered by management to be temporary in nature. Full collection of those debt securities is expected because the financial condition of the issuers is considered to be sound, there has been no default in scheduled payments and the debt securities are rated investment grade except for $1.8 million of trust preferred securities.

A summary of the portion of impairment loss on debt securities recognized in earnings for which a portion of the other-than-temporary impairment was not recognized in the years ended December 31, 2011 and 2010 follows:

	Year Ended December 31,	
	2011	2010
Beginning balance	$118	$ 69
Amount of credit loss related to debt securities for which an other-than-temporary impairment was previously recognized	—	49
Ending balance of the amount related to credit losses on debt securities held at end of period for which a portion of an other-than-temporary impairment was recognized in other comprehensive income	$118	$118

(4) Investment Securities (Dollars in thousands unless otherwise noted) (Continued)

The maturities of the investments in debt securities at December 31, 2011 are as follows:

	Available for Sale	
	Amortized Cost	Estimated Fair Value
Within 1 year	$ 45,440	$ 45,842
After 1 year through 5 years	98,000	98,667
After 5 years through 10 years	53,114	55,787
Over 10 years	17,167	16,273
	$213,721	$216,569

Actual maturities of GSE debt securities may differ from those presented above since certain obligations provide the issuer the right to call or prepay the obligation prior to scheduled maturity without penalty. At December 31, 2011, issuers of debt securities with an estimated fair value of approximately $16.9 million had the right to call or prepay the obligations, the scheduled maturities of which were $7.8 million after one through five years, $0.5 million after five years though ten years and $8.6 million after ten years. Mortgage-backed securities and collateralized mortgage obligations are included above based on their contractual maturities; the remaining lives, however, are expected to be shorter due to anticipated payments.

Write-downs and sales of investment securities are summarized as follows:

	Year Ended December 31,		
	2011	2010	2009
Write-downs and sales of debt securities:			
Write-downs	$ —	$ 49	$ 69
Proceeds from sales	—	1,319	74,093
Gross gains from sales	—	43	1,971
Write-downs and sales of marketable equity securities:			
Write-downs	—	—	675
Proceeds from sales	124	1,218	47
Gross gains from sales	80	791	14

(5) Restricted Equity Securities and Other Investments (Dollars in thousands unless otherwise noted)

Restricted equity securities are as follows:

	December 31, 2011	December 31, 2010
FHLBB stock	$37,914	$35,960
FRB stock	994	—
Massachusetts Savings Bank Life Insurance Company stock	253	253
Other stock	122	122
	$39,283	$36,335

At December 31, 2011 and 2010, FHLBB stock is recorded at its carrying value, which management believes approximates its market value based upon the fact that dividends were resumed in 2011, albeit at lower payment rates. Additionally, at February 22, 2012, the FHLBB announced preliminary unaudited financial results for 2011. The FHLBB remains in compliance with all regulatory capital requirements, and has announced the repurchase of $250 million of capital stock and the continuation of dividends at 49 basis points, up from an average 30 basis points in 2011. At December 31, 2011, the Company's investment in FHLBB stock exceeded its required investment by $15.9 million.

The FHLBB continues to declare modest dividends throughout 2012, but cautioned that should adverse events occur, such as a negative trend in credit losses on the FHLBB's private-label MBS or its mortgage portfolio, a meaningful decline in income or regulatory disapproval, dividends could again be suspended.

(6) Loans (In thousands unless otherwise noted)

A summary of loans follows:

	December 31, 2011	December 31, 2010
Commercial real estate loans:		
Commercial real estate	$ 748,321	$ 564,275
Multi-family	481,192	420,782
Construction	40,775	18,195
Total commercial real estate loans	1,270,288	1,003,252
Commercial loans:		
Commercial	150,811	96,735
Equipment financing	245,020	203,816
Condominium association	46,927	42,399
Total commercial loans	442,758	342,950
Auto loans:	560,450	541,053
Consumer loans:		
Residential	349,419	287,499
Home equity	76,527	58,621
Other consumer	5,772	4,966
Total consumer loans	431,718	351,086
Total loans excluding deferred loan origination costs	2,705,214	2,238,341
Included in year-end loans were the following deferred loan origination costs:		
Auto	12,900	12,636
Equipment financing	1,098	1,202
Other loans	1,609	1,359
Total loans	$2,720,821	$2,253,538

The Company's lending is primarily in the eastern half of Massachusetts, southern New Hampshire and Rhode Island with the exception of equipment financing, approximately two-thirds of which is in the greater New York/New Jersey metropolitan area and northeastern states and approximately one-third of which is in other areas in the United States of America.

At December 31, 2011, $5.3 million in residential mortgage loans held for sale were included in other assets. There were no loans held for sale at December 31, 2010.

(6) Loans (In thousands unless otherwise noted) (Continued)

Related Party Loans

The Banks' authority to extend credit to its directors and executive officers, as well as to entities controlled by such persons, is currently governed by the requirements of the Sarbanes-Oxley Act and Regulation O of the FRB. Among other things, these provisions require that extensions of credit to insiders (1) be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features; and (2) not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the Banks' capital. In addition, the extensions of credit in excess of certain limits must be approved by the Banks' Board of Directors. The following table summarizes the change in the total amounts of loans and advances, all of which were performing at December 31, 2011, to directors, executive officers and their affiliates during the years ended December 31, 2011 and 2010:

	Year Ended December 31,	
	2011	2010
Balance at beginning of year	$16,399	$16,053
Acquired loans	222	—
New loans granted during the year	288	605
Repayments	(481)	(259)
Balance at end of year	$16,428	$16,399

(7) Allowance for Loan Losses (Dollars in thousands unless otherwise noted)

A summary of the aggregate movements in the allowance for loan losses for the years indicated follows:

	Year Ended December 31,		
	2011	2010	2009
Balance at beginning of year	$29,695	$31,083	$28,296
Provision for loan losses	3,956	3,796	9,880
Charge-offs	(2,891)	(6,261)	(8,039)
Recoveries	943	1,077	946
Balance at end of year	$31,703	$29,695	$31,083

(7) Allowance for Loan Losses (Dollars in thousands unless otherwise noted) (Continued)

The following tables present the changes in the allowance for loan losses and the recorded investment in loans by portfolio segment for the years ended December 31, 2011 and 2010.

	Year Ended December 31, 2011					
	Commercial Real Estate	Commercial	Auto	Consumer	Unallocated	Total
Balance at beginning of year	$12,398	$5,293	$ 6,952	$1,638	$3,414	$29,695
Provision (credit) for loan losses	3,109	1,147	123	(57)	(366)	3,956
Charge-offs	(30)	(773)	(2,076)	(12)	—	(2,891)
Recoveries	—	330	605	8	—	943
Ending balance	$15,477	$5,997	$ 5,604	$1,577	$3,048	$31,703

	Year Ended December 31, 2010					
	Commercial Real Estate	Commercial	Auto	Consumer	Unallocated	Total
Balance at beginning of year	$12,447	$ 4,853	$ 8,479	$1,675	$3,629	$31,083
Provision (credit) for loan losses	1,046	1,420	1,451	94	(215)	3,796
Charge-offs	(1,100)	(1,182)	(3,818)	(161)	—	(6,261)
Recoveries	5	202	840	30	—	1,077
Ending balance	$12,398	$ 5,293	$ 6,952	$1,638	$3,414	$29,695

The liability for unfunded credit commitments, which is included in other liabilities, was $764 at December 31, 2011 and $1,083 at December 31, 2010. During the year ended December 31, 2011, the liability for unfunded credit commitments decreased by $325 to reflect changes in the estimate of loss exposure associated with credit commitments. This decrease reduced the provision for loan losses to $3,631 at December 31, 2011. No credit commitments were charged off against the liability account in 2011, 2010 or 2009.

Allowance for Loan Loss Methodology

Management has established a methodology to determine the adequacy of the allowance for loan losses that assesses the risks and losses inherent in the loan portfolio. For purposes of determining the allowance for loan losses, the Company has segmented certain loans in the portfolio by product type into the following pools: (1) commercial real estate loans, (2) commercial loans, (3) auto loans and (4) consumer loans. Portfolio segments are further disaggregated into classes based on the associated risks within the segments. Commercial real estate loans are divided into the following three classes: commercial real estate mortgage loans, multi-family mortgage loans and construction loans. Commercial loans are divided into the following three classes: commercial loans, equipment financing loans and loans to condominium associations. The auto loan segment is not divided into classes. Consumer loans are divided into three classes: residential mortgage loans, home equity loans and other consumer loans. For each class of loan, management makes significant judgments in selecting the estimation method that fits the credit characteristics of its class and portfolio segment as set forth below.

(7) Allowance for Loan Losses (Dollars in thousands unless otherwise noted) (Continued)

Commercial Real Estate Loans

At December 31, 2011, loans outstanding in the three classes within this segment expressed as a percent of total loans outstanding (excluding deferred loan origination costs) were as follows: commercial real estate mortgage loans—28%, multi-family mortgage loans—18% and construction loans—2%.

Loans in this portfolio segment that are on nonaccrual status and/or risk-rated "substandard" or worse are evaluated on an individual loan basis for impairment. For non-impaired commercial real estate loans, loss factors are applied to outstanding loans by risk rating for each of the three classes in the segment. The factors applied are based primarily on historic loan loss experience and an assessment of internal and external factors. Management has accumulated information on actual loan charge-offs and recoveries by class covering the past 27 years. The Company has a long history of low frequency of loss in these loan classes. As a result, determination of loss factors is based on considerable judgment by management, including evaluation of the risk characteristics related to current internal and external factors. Notable risk characteristics related to the commercial real estate mortgage and multi-family mortgage portfolios are the concentration in those classes of outstanding loans within the greater Boston metropolitan area and the effect the local economy could have on the collectability of those loans. While unemployment in the greater Boston metropolitan area is not as high as in other parts of the United States of America, it is nonetheless elevated in relation to historic trends. Further, the medical and education industries are major employers in the greater Boston metropolitan area. Should the number of individuals employed in those industries decline or if total unemployment in the greater Boston metropolitan area remains elevated, the resulting negative consequences could affect occupancy rates in the properties financed by the Company and cause certain borrowers to be unable to service their debt obligations.

Other factors taken into consideration in establishing the allowance for loan losses for this class were the 27% rate of growth of loans outstanding in 2011, the increase in loans delinquent over 30 days from $5.7 million (0.57% of loans outstanding) at December 31, 2010 to $9.4 million (0.74%) at December 31, 2011, the addition of new loan officers and the increase in criticized loans from $7.2 million at December 31, 2010 to $31.6 million at December 31, 2011. For further discussion of criticized loans, see *Credit Quality Assessment* on page F-39.

While the Company's construction loan portfolio is small, there are higher risks associated with such loans. The source of repayment for the majority of the construction loans is derived from the sale of constructed housing units. A project that is viable at the outset can experience losses when there is a drop in the demand for housing units. Typically, the level of loss in relation to the amount loaned is high when construction projects run into difficulty.

Commercial Loans

At December 31, 2011, loans outstanding in the three classes within this segment expressed as a percent of total loans outstanding (excluding deferred loan origination costs) were as follows: commercial loans—6%, equipment financing loans—9% and loans to condominium associations—2%.

Loans in this portfolio segment that are on nonaccrual status and/or risk rated "substandard" or worse are evaluated on an individual basis for impairment. For non-impaired commercial loans, loss

(7) Allowance for Loan Losses (Dollars in thousands unless otherwise noted) (Continued)

factors are applied to outstanding loans by risk rating for each of the three classes in the segment. The factors applied are based on historic loan loss experience and on an assessment of internal and external factors. Management has accumulated information on actual loan charge-offs and recoveries by class covering 19 years for commercial loans, six years for equipment financing loans and twelve years for loans to condominium associations.

Commercial loan losses have been infrequent and modest while no losses have been experienced from loans to condominium associations since the Company started originating such loans. The risk characteristics described in the above subsection on commercial real estate loans regarding concentration of outstanding loans within the greater Boston metropolitan area and the status of the local economy are also applicable to the commercial loan and the condominium association loan classes. Until the economy improves sufficiently, some commercial loan borrowers may have difficulty generating sufficient profitability and liquidity to service their debt obligations.

Regarding loans to condominium associations, loan proceeds are generally used for capital improvements and loan payments are generally derived from ongoing association dues or special assessments. While the loans are unsecured, associations are permitted statutory liens on condominium units when owners do not pay their dues or special assessments. Proceeds from the subsequent sale of an owner unit can sometimes be a source for payment of delinquent dues and assessments. Sales prices and the volume of sales of condominium units have remained depressed over the last two years. Accordingly, the risk of loss from loans to condominium associations has increased. These factors have been considered in determining the amount of allowance for loan losses established for this loan class.

The Company's equipment financing loans are concentrated in the financing of coin-operated laundry, dry cleaning and convenience store equipment and small businesses primarily in the greater New York/New Jersey metropolitan area, but also in locations throughout the United States of America. The loans are considered to be of higher risk because the borrowers are typically small business owners who operate with limited financial resources and are more likely to experience difficulties in meeting their debt obligations when the economy is weak or unforeseen adverse events arise. Among the factors taken into consideration in establishing the allowance for loan losses for this class were the 20% rate of growth of loans outstanding in 2011, the decrease in loans delinquent over 30 days from $2.9 million (1.43% of loans outstanding) at December 31, 2010 to $2.2 million (0.91%) at December 31, 2011, and the decrease in the total criticized loans from $11.1 million at December 31, 2010 to $6.9 million at December 31, 2011.

Auto Loans

At December 31, 2011, auto loans (excluding deferred loan origination costs) equaled 21% of the Company's total loan portfolio. Determination of the allowance for loan losses for this segment is based primarily on assessment of trends in loan underwriting, loan loss experience, and the economy and industry conditions. Data is gathered on loan originations by year broken down into the following ranges of borrower credit scores: above 700, between 660 and 700, and below 660. Additionally, the migration of loan charge-offs and recoveries are analyzed by year of origination. Based on that data and taking into consideration other factors such as loan delinquencies and economic conditions, projections are made as to the amount of expected losses inherent in the segment.

(7) Allowance for Loan Losses (Dollars in thousands unless otherwise noted) (Continued)

Due to rising delinquencies and charge-offs, as well as deterioration in the economy, underwriting criteria was tightened in the latter part of 2007 and 2008. As a result, the percent of loans made to borrowers with credit scores below 660 declined from 11.8% in 2007 to 5.1% in 2008, 2.5% in 2009 and 2.0% in 2010 before increasing to 3.8% in 2011. Despite continued economic weakness and high unemployment, net loan charge-offs declined from $5.7 million (1.00% of average loans outstanding) in 2009 to $3.0 million (0.55%) in 2010 and $1.5 million (0.26%) in 2011. This favorable trend was the primary reason for the reduction in the allowance for loan losses for this loan segment in 2011.

Consumer Loans

At December 31, 2011, loans outstanding within the three classes within this segment expressed as a percent of total loans outstanding (excluding deferred loan origination costs) were as follows: residential mortgage loans—13%, home equity loans—3% and other consumer loans—0.2%. Loans within the three classes that become 90 days or more past due or are placed on nonaccrual regardless of past due status are reviewed on an individual basis for impairment by assessing the net realizable value of underlying collateral and the economic condition of the borrower. For non-impaired loans, loss factors are applied to loans outstanding for each class. The factors applied are based primarily on historic loan loss experience, the value of underlying collateral, underwriting standards, and trends in loan to value ratios, credit scores of borrowers, sales activity, selling prices, geographic concentrations and employment conditions.

Historically, losses in these classes have been low, although within the last year losses have resulted in a few instances resulting from economic difficulties experienced by borrowers coupled with a decline in the value of underlying collateral. Significant risk characteristics related to the residential mortgage and home equity loan portfolios are the geographic concentration of the properties financed within selected communities in the greater Boston metropolitan area and the economic conditions in that area which were previously commented upon in the *Commercial Real Estate Loans* subsection above. Additionally, the risk of loss on a home equity loan is higher since the property securing the loan has often been previously pledged as collateral for a first mortgage loan. Real estate values have declined appreciably in the past few years. Continuation of that trend as well as the level of unemployment in the greater Boston metropolitan area could cause certain borrowers to be unable to service their debt obligations.

(7) Allowance for Loan Losses (Dollars in thousands unless otherwise noted) (Continued)

Credit Quality Information

The following tables present the recorded investment in loans in each class (unpaid balance of loans outstanding excluding deferred loan origination costs) at December 31, 2011 by credit quality indicator.

	Commercial Real Estate	Multi-Family	Construction	Commercial	Equipment Financing	Condominium Association	Other Consumer
Loan rating:							
Pass	$663,977	$444,827	$36,081	$124,312	$239,043	$46,912	$5,292
Criticized	4,813	21,344	—	222	5,977	15	—
Acquired loans	79,531	15,021	4,694	26,277	—	—	480
	$748,321	$481,192	$40,775	$150,811	$245,020	$46,927	$5,772

	Auto
Credit score:	
Over 700	$471,317
661 - 700	68,074
660 and below	21,059
	$560,450

	Residential	Home Equity
Loan-to-value ratio:		
Less than 50%	$ 77,846	$26,923
50% - 69%	118,993	19,532
70% - 79%	98,007	16,734
80% and over	15,705	3,455
Acquired	38,868	9,883
	$349,419	$76,527

The following tables present the recorded investment in loans in each class (unpaid balance of loans outstanding excluding deferred loan origination costs) at December 31, 2010 by credit quality indicator.

	Commercial Real Estate	Multi-Family	Construction	Commercial	Equipment Financing	Condominium Association	Other Consumer
Loan rating:							
Pass	$560,505	$419,818	$15,720	$92,828	$196,583	$42,399	$4,966
Criticized	3,770	964	2,475	3,907	7,233	—	—
	$564,275	$420,782	$18,195	$96,735	$203,816	$42,399	$4,966

(7) Allowance for Loan Losses (Dollars in thousands unless otherwise noted) (Continued)

	Auto
Credit score:	
Over 700	$456,089
661 - 700	60,421
660 and below	24,543
	$541,053

	Residential	Home Equity
Loan-to-value ratio:		
Less than 50%	$ 73,583	$23,722
50% - 69%	110,205	17,423
70% - 79%	88,151	14,280
80% and over	15,560	3,196
	$287,499	$58,621

Credit Quality Assessment

Commercial Real Estate, Commercial and Equipment Financing Loans

The Company utilizes an eight-grade rating system in its evaluation of commercial real estate, commercial and equipment financing loans. At the time of loan origination, a rating is assigned based on the financial strength of the borrower and the value of assets pledged as collateral. The officer responsible for handling each loan is required to initiate changes to risk ratings when changes in facts and circumstances occur that warrant an upgrade or downgrade in a loan rating. The reasonableness of loan ratings is assessed and monitored in several ways, including the periodic review of loans by credit personnel. Loans rated "pass" (risk ratings 1 through 4) are performing in accordance with the terms of the loan and are less likely to result in loss because of the capacity of the borrower to pay and the adequacy of the value of assets pledged as collateral. "Criticized" loans (risk ratings 5 through 8) include loans on watch, troubled debt restructured loans, loans on nonaccrual and other impaired loans. These loans have a higher likelihood of loss. Depending on the size of a loan, loss exposure is evaluated on a loan-by-loan basis.

Auto Loans

Credit score is the credit quality indicator used for auto loans. A borrower's credit score is generally a good indicator of capacity to pay a loan with the risk of loan loss increasing as credit scores decrease. The Company's loan policy specifies underwriting guidelines based in part on the score of the borrower and includes ceilings on the percent of loans originated that can be to borrowers with credit scores below 660. The breakdown of the amounts shown in the above table is based on borrower credit scores at the time of loan origination. Due to the weakened economy, it is possible that the credit score of certain borrowers may have deteriorated since the time the loan was originated.

Consumer Loans

The loan-to-value ratio is the credit quality indicator used for residential mortgage loans and home equity loans. Generally, loans are not made when the loan-to-value ratio exceeds 80% unless private mortgage insurance is obtained and/or there is a financially strong guarantor. The loan-to-value ratios for residential mortgage loans are based on loan balances outstanding at December 31, 2011 expressed as a percent of appraised real estate values at the time of loan origination. The loan-to-value ratios for home equity loans outstanding at December 31, 2011 are based on the maximum amount of credit available to a borrower plus the balance of other loans secured by the same real estate serving as

(7) Allowance for Loan Losses (Dollars in thousands unless otherwise noted) (Continued)

collateral for the home equity loan at the time the line of credit was established expressed as a percent of the appraised value of the real estate at the time the line of credit was established.

Real estate values have declined in the past few years and, as a result, current loan-to-value ratios are likely higher than those shown in the table. Nonetheless, the exposure to loss is not considered to be high due to the combination of current property values, the low level of losses experienced in the past few years and the low level of loan delinquencies at December 31, 2011. If the local economy weakens further, however, a rise in losses in those loan classes could occur.

Age Analysis of Past Due Loans

The following is a table presenting an aging analysis of the recorded investment in loans (unpaid balance of loans outstanding excluding deferred loan origination costs) as of December 31, 2011.

	At December 31, 2011						
	Past Due						
	31 - 60 Days	61 - 90 Days	Greater Than 90 Days	Total	Current	Total Loans	Loans Past Due Greater Than 90 Days and Accruing
Commercial real estate	$ 2,810	$ —	$ 2,864	$ 5,674	$ 663,116	$ 668,790	$2,864
Multi-family	1,292	—	2,454	3,746	462,425	466,171	1,074
Construction	—	—	—	—	36,081	36,081	—
Commercial	42	57	647	746	123,788	124,534	647
Equipment financing	251	49	1,925	2,225	242,795	245,020	—
Condominium association	—	—	15	15	46,912	46,927	—
Auto	5,468	645	111	6,224	554,226	560,450	—
Residential	2,174	277	1,327	3,778	306,773	310,551	—
Home equity	124	—	98	222	66,421	66,643	—
Other consumer	36	2	10	48	5,244	5,292	—
Acquired loans	615	40	3,226	3,881	170,874	174,755	184
	$12,812	$1,070	$12,677	$26,559	$2,678,655	$2,705,214	$4,769

(7) Allowance for Loan Losses (Dollars in thousands unless otherwise noted) (Continued)

The following is a table presenting an aging analysis of the recorded investment in loans (unpaid balance of loans outstanding excluding deferred loan origination costs) as of December 31, 2010.

	At December 31, 2010						
	Past Due						
	31 - 60 Days	61 - 90 Days	Greater Than 90 Days	Total	Current	Total Loans	Loans Past Due Greater Than 90 Days and Accruing
Commercial real estate	$ 363	$ —	$ 2,575	$ 2,938	$ 561,337	$ 564,275	$2,575
Multi-family	1,017	—	1,753	2,770	418,012	420,782	1,753
Construction	—	—	—	—	18,195	18,195	—
Commercial	—	—	1,574	1,574	95,161	96,735	1,574
Equipment financing	1,264	1,062	595	2,921	200,895	203,816	—
Condominium association	—	20	—	20	42,379	42,399	—
Auto	6,999	447	158	7,604	533,449	541,053	—
Residential	761	—	—	761	286,738	287,499	—
Home equity	273	—	—	273	58,348	58,621	—
Other consumer	38	6	—	44	4,922	4,966	—
	$10,715	$1,535	$ 6,655	$18,905	$2,219,436	$2,238,341	$5,902

Loans past due greater than 90 days and accruing represent loans that matured and the borrower has continued to make regular principal and interest payments as if the loan had been renewed when, in fact, renewal had not yet taken place. It is expected that the loans will be renewed or paid in full without any loss.

Impaired Loans

The following tables include the recorded investment and unpaid principal balances of impaired loans with the related allowance amount, if applicable. Also presented are the average recorded investments in the impaired loans and the related amount of interest recognized during the time within the period that the impaired loans were impaired. When the ultimate collectability of the total principal of an impaired loan is in doubt and the loan is on nonaccrual status, all payments are applied to principal, under the cost recovery method. When the ultimate collectability of the total principal of an impaired loan is not in doubt and the loan is on nonaccrual status, contractual interest is credited to

(7) Allowance for Loan Losses (Dollars in thousands unless otherwise noted) (Continued)

interest income when received, under the cash basis method. The average balances are calculated based on the month-end balances of the loans in the period reported.

	At December 31, 2011			Year Ended December 31, 2011		
					Interest Income Recognized	
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Total	Cash Basis
With no related allowance recorded:						
Commercial real estate	$ 1,170	$ 1,170	$ —	$ 177	$ 11	$ —
Multi-family	1,380	1,380	—	1,239	53	53
Construction	352	590	—	1,418	55	55
Commercial	66	66	—	11	2	2
Equipment financing	3,260	3,982	—	2,922	92	—
Condominium association	15	15	—	5	—	—
Auto	111	111	—	100	—	—
Residential	3,043	3,043	—	3,691	156	32
Home equity	73	73	—	55	2	2
Other consumer	10	10	—	7	1	1
	9,480	10,440	—	9,625	372	145
With an allowance recorded:						
Equipment financing	604	619	190	774	58	—
Residential	314	314	10	318	6	6
Home equity	25	25	25	25	1	1
	943	958	225	1,117	65	7
Total	$10,423	$11,398	$225	$10,742	$437	$152
Total:						
Commercial real estate	2,902	3,140	—	2,834	119	108
Commercial	3,945	4,682	190	3,712	152	2
Auto	111	111	—	100	—	—
Consumer	3,465	3,465	35	4,096	166	42
	$10,423	$11,398	$225	$10,742	$437	$152

(7) Allowance for Loan Losses (Dollars in thousands unless otherwise noted) (Continued)

	At December 31, 2011			Year Ended December 31, 2011		
					Interest Income Recognized	
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Total	Cash Basis
With no related allowance recorded:						
Commercial real estate	$ —	$ —	$ —	$ 3,400	$ 45	$ —
Multi-family	964	964	—	965	50	50
Construction	2,475	3,275	—	2,475	—	—
Commercial	—	—	—	—	—	—
Equipment financing	2,883	3,893	—	3,420	246	—
Condominium association	—	—	—	—	—	—
Auto	158	158	—	154	—	—
Residential	4,403	4,403	—	5,430	152	29
Home equity	—	—	—	272	15	15
Other consumer	—	—	—	1	—	—
	10,883	12,693	—	16,117	508	94
With an allowance recorded:						
Equipment financing	1,178	1,318	413	1,329	89	—
Residential	323	323	10	327	10	10
Home equity	25	25	25	135	1	1
	1,526	1,666	448	1,791	100	11
Total	$12,409	$14,359	$448	$17,908	$608	$105
Total:						
Commercial real estate	3,439	4,239	—	6,840	95	50
Commercial	4,061	5,211	413	4,749	335	—
Auto	158	158	—	154	—	—
Consumer	4,751	4,751	35	6,165	178	55
	$12,409	$14,359	$448	$17,908	$608	$105

(7) Allowance for Loan Losses (Dollars in thousands unless otherwise noted) (Continued)

The following table presents information regarding the Banks' impaired and non-impaired loans:

	Year Ended December 31, 2011					
	Commercial Real Estate	Commercial	Auto	Consumer	Unallocated	Total
Allowance for loan losses						
Individually evaluated for impairment	$ —	$ 190	$ —	$ 35	$ —	$ 225
Collectively evaluated for impairment	15,477	5,807	5,604	1,542	3,048	31,478
Total	$ 15,477	$ 5,997	$ 5,604	$ 1,577	$3,048	$ 31,703
Loans						
Individually evaluated for impairment	$ 2,902	$ 3,945	$ 111	$ 3,465	$ —	$ 10,423
Collectively evaluated for impairment	1,168,492	412,536	560,339	379,021	—	2,520,388
Loans acquired with deteriorated credit quality	98,894	26,277	—	49,232	—	174,403
Total	$1,270,288	$442,758	$560,450	$431,718	$ —	$2,705,214

	Year Ended December 31, 2010					
	Commercial Real Estate	Commercial	Auto	Consumer	Unallocated	Total
Allowance for loan losses						
Individually evaluated for impairment	$ —	$ 413	$ —	$ 35	$ —	$ 448
Collectively evaluated for impairment	12,398	4,880	6,952	1,603	3,414	29,247
Total	$ 12,398	$ 5,293	$ 6,952	$ 1,638	$3,414	$ 29,695
Loans						
Individually evaluated for impairment	$ 3,439	$ 4,061	$ 158	$ 4,751	$ —	$ 12,409
Collectively evaluated for impairment	999,813	338,889	540,895	346,335	—	2,225,932
Total	$1,003,252	$342,950	$541,053	$351,086	$ —	$2,238,341

(7) Allowance for Loan Losses (Dollars in thousands unless otherwise noted) (Continued)

Nonaccrual Loans

The unpaid balance of loans on nonaccrual by class as of December 31, 2011 and 2010 follows.

	December 31,	
	2011	2010
Commercial real estate	$ —	$ —
Multi-family	1,380	964
Construction	—	2,475
Commercial	—	—
Equipment financing	1,925	2,478
Condominium association	15	—
Auto	111	158
Residential	1,327	1,363
Home equity	98	25
Other consumer	10	—
Acquired	2,664	—
Total	$7,530	$7,463

Troubled Debt Restructured Loans

The following table sets forth information pertaining to troubled debt restructurings that occurred during the year ended December 31, 2011.

		Recorded Investment		Defaulted		Remodification	
	Number of Loans	At Modification	At End of Period	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment
Commercial real estate	3	$1,848	$1,823	—	$ —	—	$ —
Multi-family	2	1,754	1,637	1	29	2	1,637
Commercial	1	66	66	—	—	—	—
Equipment financing	15	1,857	1,742	3	365	5	506
Residential	11	2,161	2,157	2	491	4	987
Total	32	$7,686	$7,425	6	$885	11	$3,130

There was no significant financial impact from the modification of performing or non-performing loans for the year ended December 31, 2011. Allowances for loan losses associated with troubled debt restructurings are immaterial. There were no charge-offs to the loans included in the tables during the modification process. As of December 31, 2011, there were no commitments to lend funds to debtors owing receivables whose terms had been modified in troubled debt restructurings.

Of the $7.4 million of loans modified during the year ended December 31, 2011, $4.8 million were on accrual. The remaining balance of loans on nonaccrual included commercial real estate mortgage loans of $1.6 million, multi-family mortgage loans of $29, residential mortgage loans of $895 and equipment financing loans of $50.

(8) Premises and Equipment (Dollars in thousands unless otherwise noted)

Premises and equipment consist of the following:

	December 31, 2011	December 31, 2010	Estimated Useful Life (Years)
Land	$ 7,500	$ 62	NA
Office building and improvements	37,607	13,570	1 to 40
Furniture, fixtures and equipment	11,947	9,474	2 to 10
Software development	1,167	—	5 to 7
	58,221	23,106	
Accumulated depreciation and amortization	19,726	11,980	
	$38,495	$11,126	

The Company acquired a vacant eight story building located at 131 Clarendon Street in Boston, Massachusetts at a cost of approximately $13.8 million. The Company expects to move into the building in the fourth quarter of 2012 and to rent part of the space in the building to third-party tenants.

In the third quarter of 2011, the Company selected a new third-party vendor to provide data processing and information processing services to the Company's banking subsidiaries. As part of the conversion, software is being developed and modified solely to meet the Company's needs.

Depreciation and amortization expense included in occupancy and equipment expense in the Consolidated Statements of Income totaled $2.1 million for the year ended December 31, 2011 and $1.6 million for the years ended December 31, 2010 and 2009, respectively.

(9) Other Assets (In thousands)

The Company has investments in affordable housing programs that benefit low- and moderate-income individuals. The housing projects generate a return primarily through the realization of federal tax operating losses and tax credits. In 2011, operating losses on these investments reduced non-interest income by $671 while tax credits of $464 reduced income tax expense. The Company is a limited partner in these projects given that its investments do not exceed 50% of the outstanding equity interest in any single project and project management is controlled by the general partner or project sponsor. Other assets at December 31, 2011 includes investments in affordable housing projects of $6.7 million. The unfunded commitments related to these investments of $2.9 million at December 31, 2011 were included in other liabilities.

(10) Deposits (In thousands)

A summary of deposits follows:

	December 31, 2011		December 31, 2010	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Demand checking accounts	$ 225,284	0.00%	$ 109,108	0.00%
NOW accounts	110,220	0.18	120,599	0.13
Savings accounts	164,744	0.40	114,258	0.58
Money market savings accounts	946,411	0.83	675,328	1.01
Total transaction deposit accounts	1,446,659	0.60	1,019,293	0.75
Certificate of deposit accounts maturing:				
Within six months	333,300	1.16	326,419	1.45
After six months but within 1 year	306,253	1.14	287,930	1.47
After 1 year but within 2 years	113,289	1.40	131,308	1.51
After 2 years but within 3 years	19,740	2.23	17,607	3.00
After 3 years but within 4 years	18,647	2.56	10,223	2.93
After 4 years but within 5 years	14,443	1.91	18,119	2.58
Total certificate of deposit accounts	805,672	1.26	791,606	1.55
	$2,252,331	0.84%	$1,810,899	1.10%

Certificate of deposit accounts issued in amounts of $100 or more totaled $354,946 and $355,994 at December 31, 2011 and 2010, respectively. There were no brokered deposits at December 31, 2011 and 2010.

Interest expense on deposit balances is summarized as follows:

	Year Ended December 31,		
	2011	2010	2009
Deposits excluding brokered deposits:			
NOW accounts	$ 216	$ 152	$ 168
Savings accounts	942	814	928
Money market savings accounts	7,626	6,546	5,711
Certificate of deposit accounts	10,973	13,908	23,785
Total deposits excluding brokered deposits	$19,757	$21,420	$30,592
Brokered deposits	$ —	$ —	$ 425

(11) Borrowings (Dollars in thousands unless otherwise noted)

Overnight and short-term borrowings are comprised of the following:

	December 31,	
	2011	2010
Federal funds purchased overnight at 0.25%	$ —	$13,000
Repurchase agreements	8,349	—
Total overnight and short-term borrowings	$8,349	$13,000

Securities sold under agreements to repurchase are funds borrowed from customers on an overnight basis that are secured by GSEs in the same amount. The obligations to repurchase the identical securities that were sold are reflected as liabilities and the securities remain in the asset accounts.

Information concerning repurchase agreements during the year ended December 31, 2011 is as follows:

	Year Ended December 31, 2011
Outstanding at end of year	$8,349
Average outstanding for the year	4,283
Maximum outstanding at any month-end	8,349
Weighted average rate at end of year	0.94%
Weighted average rate paid for the year	0.89%

FHLBB advances mature as follows:

	December 31, 2011		December 31, 2010	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Within 1 year	$177,550	1.65%	$ 65,554	2.24%
Over 1 year to 2 years	143,201	2.33	114,000	2.46
Over 2 years to 3 years	31,000	2.24	121,550	2.46
Over 3 years to 4 years	28,000	2.23	18,100	3.08
Over 4 years to 5 years	23,102	1.37	10,800	3.96
Over 5 years	95,717	3.40	45,565	4.50
	$498,570	2.24%	$375,569	2.74%

Actual maturities of the advances may differ from those presented above since the FHLBB has the right to call certain advances prior to the scheduled maturity. At December 31, 2011, $44 million of advances had callable features, including $32 million scheduled to mature after five years.

The advances are secured by blanket pledge agreements which require the Banks to maintain as collateral certain qualifying assets, principally the Banks' FHLBB stock, mortgage loans and securities in an aggregate amount equal to outstanding advances. Based on the level of qualifying collateral

(11) Borrowings (Dollars in thousands unless otherwise noted) (Continued)

available for these borrowings, at December 31, 2011, the total available borrowing capacity from the FHLB of Boston and Federal Reserve Bank of Boston for advances was $279.5 million.

A $7 million subordinated debenture issued by a subsidiary of First Ipswich Bancorp plus interest due thereon was paid in full on April 7, 2011. As of the repayment date, the annual interest rate payable on the debenture was the three-month LIBOR rate plus 3.40%. A $6 million subordinated debenture issued by a subsidiary of First Ipswich plus interest due thereon was paid in full on June 27, 2011. As of that date, the annual interest rate payable on the debenture was the three-month LIBOR rate plus 1.95%.

(12) Income Taxes (Dollars in thousands)

Income tax expense is comprised of the following amounts:

	Year Ended December 31,		
	2011	2010	2009
Current provision:			
Federal	$14,115	$14,986	$ 8,416
State	4,987	4,283	2,319
Total current provision	19,102	19,269	10,735
Deferred provision (benefit):			
Federal	811	(114)	2,014
State	(27)	1	664
Total deferred provision (benefit)	784	(113)	2,678
Total provision for income taxes	$19,886	$19,156	$13,413

(12) Income Taxes (Dollars in thousands) (Continued)

Total provision for income taxes differed from the amounts computed by applying the statutory U.S. federal income tax rate (35.0%) to income before tax expense as a result of the following:

	Year Ended December 31,		
	2011	2010	2009
Expected income tax expense at statutory federal tax rate	$17,047	$16,379	$11,602
State taxes, net of federal income tax benefit	3,224	2,785	1,940
Dividend income received deduction	(5)	(11)	(23)
Tax-exempt interest income	(157)	(15)	(20)
Non-deductible portion of ESOP expense	58	77	77
Non-deductible expenses	613	211	—
Legislative change in state income tax rate	—	—	97
Income attributable to noncontrolling interest in subsidiary	(427)	(269)	(187)
Tax credits from investments in affordable housing projects	(464)	—	—
Other, net	(3)	(1)	(73)
	$19,886	$19,156	$13,413
Effective income tax rate	40.8%	40.9%	40.5%

(12) Income Taxes (Dollars in thousands) (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at the dates indicated are as follows:

	December 31, 2011	December 31, 2010
Deferred tax assets:		
Allowance for credit losses	$13,354	$12,514
Tax loss and contribution carryovers	2,604	—
Retirement and postretirement benefits	794	643
Restricted stock and stock option plans	364	51
Write-downs of investment securities	515	41
Write-down of building	390	—
Non-accrual interest and partial write-downs on loans	307	1,346
Depreciation	17	676
Accrued expenses	252	—
Alternative minimum tax credits	31	—
Other	—	46
Total gross deferred tax assets	18,628	15,317
Deferred tax liabilities:		
Identified intangible assets and goodwill	2,966	1,807
Acquisition fair value adjustments	1,116	1,258
Unrealized gain on securities available for sale	1,049	1,247
Unrecognized gain relating to postretirement obligation	91	117
Savings Bank Life Insurance Company stock	103	103
Deferred loan origination costs, net	580	493
Capitalized servicing rights	42	51
Other	—	35
Total gross deferred tax liabilities	5,947	5,111
Net deferred tax asset	$12,681	$10,206

At December 31, 2011, the Company had net operating loss carryforwards for federal income tax purposes of approximately $7.4 million which are available to offset future federal taxable income, if any, through 2025. In addition, the Company has alternative minimum tax credit carryforwards of approximately $31, which are available to reduce future federal income taxes, if any, over an indefinite period. According to Section 382 of the Internal Revenue Code, the net operating loss carryforwards and credit are subject to an annual limitation of $879.

For federal income tax purposes, the Company has a $1,801 reserve for loan losses which remains subject to recapture. If any portion of the reserve is used for purposes other than to absorb the losses for which it was established, approximately 150% of the amount actually used (limited to the amount of the reserve) would be subject to taxation in the year in which used. As the Company intends to use the reserve only to absorb loan losses, no provision has been made for the $970 liability that would result if 100% of the reserve were recaptured.

The Company is subject to federal examinations for tax years after December 31, 2007 and state examinations for tax years after December 31, 2006.

(13) Commitments and Contingencies (In thousands)

Off-Balance Sheet Financial Instruments

The Company is party to off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts reflect the extent of the involvement the Company has in particular classes of these instruments. The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument is represented by the contractual amount of those instruments assuming that the commitments are fully funded at a later date, the borrower can meet contracted repayment obligations and any collateral or other security proves to be worthless. The Company uses the same policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Financial instruments with off-balance sheet risk at the dates indicated follow:

	December 31, 2011	December 31, 2010
Financial instruments whose contract amounts represent credit risk:		
Commitments to originate loans:		
Commercial real estate mortgage	$ 80,760	$ 47,232
Multi-family mortgage	4,275	17,600
Commercial	38,987	54,074
Residential mortgage	8,946	16,490
Unadvanced portion of loans	197,156	154,967
Unused lines of credit:		
Home equity	82,770	63,138
Other consumer	5,095	4,072

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee by the customer. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if any, is based on management's credit evaluation of the borrower.

(13) Commitments and Contingencies (In thousands) (Continued)

Lease Commitments

The Company leases certain office space under various noncancellable operating leases. A summary of future minimum rental payments under such leases at the dates indicated follows:

Year ending December 31:	
2012	$2,463
2013	2,553
2014	2,731
2015	2,270
2016	1,963
Thereafter	6,055

The leases contain escalation clauses for real estate taxes and other expenditures. Total rental expense was $2,744 in 2011, $2,445 in 2010 and $2,179 in 2009.

Legal Proceedings

In the normal course of business, there are various outstanding legal proceedings. In the opinion of management, after consulting with legal counsel, the consolidated financial position and results of operations of the Company are not expected to be affected materially by the outcome of such proceedings.

(14) Stockholders' Equity (Dollars in thousands except share and per share amounts)

Preferred Stock

The Company is authorized to issue 50,000,000 shares of serial preferred stock, par value $0.01 per share, from time to time in one or more series subject to limitations of law. The Board of Directors is authorized to fix the designations, powers, preferences, limitations and rights of the shares of each such series. As of December 31, 2011, there were no shares of preferred stock issued.

Capital Distributions and Restrictions Thereon

The Company is a legal entity separate and distinct from each of the Banks. The revenue of the Company (on a parent company only basis) is derived primarily from interest and dividends paid to it by the Banks. The right of the Company, and consequently the right of shareholders of the Company, to participate in any distribution of the assets or earnings of any subsidiary through the payment of such dividends or otherwise is necessarily subject to the prior claims of creditors of the subsidiary (including depositors, in the case of its banking subsidiary), except to the extent that certain claims of the Company in a creditor capacity may be recognized. It is the policy of the Federal Reserve that bank holding companies should pay dividends only out of current earnings and only if, after paying such dividends, the bank holding company would remain adequately capitalized. The Federal Reserve has the authority to prohibit a bank holding company, such as the Company, from paying dividends if it deems such payment to be an unsafe or unsound practice.

(14) Stockholders' Equity (Dollars in thousands except share and per share amounts) (Continued)

The OCC, the FDIC and the Rhode Island Banking Division each has the authority to use its enforcement powers to prohibit a bank from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice. Federal law also prohibits the payment of dividends by a bank that will result in the bank failing to meet its applicable capital requirements on a pro forma basis. Additionally, a savings association, such as Brookline Bank, must file an application for prior OCC approval to pay a dividend if the total amount of its capital distributions for the applicable calendar year would exceed the Brookline Bank's net income for that year plus its retained net income for the previous two years.

Common Stock Repurchases

In 2011, 2010 and 2009, no shares of the Company's common stock were repurchased. As of December 31, 2011, the Company was authorized to repurchase up to 4,804,410 additional shares of its common stock. The Board of Directors has delegated to the discretion of the Company's senior management the authority to determine the timing of the repurchases and the prices at which the repurchases will be made.

Restricted Retained Earnings

As part of the stock offering in 2002 and as required by regulation, Brookline Bank established a liquidation account for the benefit of eligible account holders and supplemental eligible account holders who maintain their deposit accounts at Brookline Bank after the stock offering. In the unlikely event of a complete liquidation of Brookline Bank (and only in that event), eligible depositors who continue to maintain deposit accounts at Brookline Bank shall be entitled to receive a distribution from the liquidation account.

Accordingly, retained earnings of the Company are deemed to be restricted up to the balance of the liquidation account. The liquidation account balance is reduced annually to the extent that eligible depositors have reduced their qualifying deposits as of each anniversary date. Subsequent increases in deposit account balances do not restore an account holder's interest in the liquidation account. The liquidation account totaled $24,376 (unaudited) at December 31, 2011.

(15) Regulatory Capital Requirements (Dollars in thousands)

The Company

The Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "BHCA") and as such, must comply with the capital requirements of the Federal Reserve Bank at the consolidated level.

(15) Regulatory Capital Requirements (Dollars in thousands) (Continued)

The following table reconciles stockholders' equity under GAAP with regulatory capital for the Company and its subsidiaries at the dates indicated.

	The Company December 31, 2011	Brookline Bank December 31, 2011	Brookline Bank December 31, 2010	First Ipswich December 31, 2011
Stockholders' equity (GAAP)	$503,602	$284,075	$417,291	$33,730
Disallowed identified intangible assets and loan servicing assets	(51,114)	(8,702)	(9,621)	(6,715)
Accumulated gains on certain securities	(1,963)	(1,943)	(1,868)	(118)
Regulatory capital (tangible capital)	450,525	273,430	405,802	26,897
Allowance for loan losses equal to 1.25% of adjusted total assets	32,467	31,299	28,867	412
Total risk-based capital	$482,992	$304,729	$434,669	$27,309

The following is a summary of the Company's actual capital amounts and ratios as of December 31, 2011 and 2010 compared to the OTS requirements for minimum capital adequacy and for classification as a well-capitalized institution:

	Actual		Minimum Capital Adequacy		Classified as Well-Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
At December 31, 2011:						
Tier 1 capital (to average assets)	$450,525	14.4%	$125,374	4.0%	N/A	N/A
Tier 1 capital (to risk-weighted assets)	450,525	15.9	113,289	4.0	$169,933	6.0%
Total capital (to risk-weighted assets)	482,992	17.0	226,578	8.0	283,222	10.0

Brookline Bank

The Dodd-Frank Act comprehensively reformed the regulation of financial institutions, products and services. Among other things, the Dodd-Frank Act abolished the OTS and transferred its powers with respect to federal savings banks, such as Brookline Bank, to the OCC and with respect to savings and loan holding companies to the Federal Reserve. The OCC adopted, effective July 21, 2011, with certain renumbering and minor technical modifications, most preexisting OTS regulations (other than those dealing with preemption), that were previously applicable to federal savings banks. Through December 31, 2011, the Bank continued to file a Thrift Financial Report ("TFR") with the OCC. Accordingly, the capital ratios in the table below are based upon the OTS capital requirements.

The regulations established a framework for the classification of depository institutions into five categories: well-capitalized, adequately-capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. OTS regulations require savings institutions to maintain a minimum ratio of tangible capital to total adjusted assets of 1.5%, a minimum ratio of Tier 1 (core) capital to total adjusted assets of 4.0% and a minimum ratio of total (core and supplementary) capital to risk-weighted assets of 8.0%. Generally, an institution is considered well capitalized if it has a Tier 1 (core) capital ratio of at least 5.0%, a Tier 1 risk-based capital ratio of at least 6.0% and a Total risk-based capital ratio of at least 10.0%.

(15) Regulatory Capital Requirements (Dollars in thousands) (Continued)

The following is a summary of Brookline Bank's actual capital amounts and ratios as of December 31, 2011 and 2010 compared to the OTS requirements for minimum capital adequacy and for classification as a well-capitalized institution:

	Actual		OTS Requirements: Minimum Capital Adequacy		OTS Requirements: Classified as Well-Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
At December 31, 2011:						
Tangible capital	$273,430	9.6%	$ 42,611	1.5%	N/A	N/A
Tier 1 (core) capital	273,430	9.6	113,630	4.0	$142,038	5.0%
Risk-based capital:						
Tier 1	273,430	10.4			158,157	6.0
Total	304,729	11.6	210,876	8.0	263,595	10.0

	Actual		OTS Requirements: Minimum Capital Adequacy		OTS Requirements: Classified as Well-Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
At December 31, 2010:						
Tangible capital	$405,802	15.4%	$ 39,471	1.5%	N/A	N/A
Tier 1 (core) capital	405,802	15.4	105,255	4.0	$131,569	5.0%
Risk-based capital:						
Tier 1	405,802	17.6			138,510	6.0
Total	434,669	18.8	184,680	8.0	230,850	10.0

First Ipswich

As a national bank, First Ipswich must comply with the regulatory capital requirements of the Office of the Comptroller of the Currency ("OCC"). On June 28, 2006, First Ipswich signed a Formal Agreement (the "Agreement") with the OCC. The Agreement required First Ipswich to take various actions including raising capital ratios to levels prescribed in the Agreement. On October 26, 2011, the Agreement was terminated after the OCC concluded that First Ipswich's overall condition had improved to a satisfactory level and that First Ipswich had satisfied the requirements of the Agreement.

As of December 31, 2011, First Ipswich met all applicable minimum capital requirements and was classified as well-capitalized pursuant to its most recent exam. To meet the minimum requirements First Ipswich must maintain a minimum ratio of Tier 1 capital to average assets of 4.0%, a minimum ratio of Tier 1 capital to risk-weighted assets of 4.0%, and a minimum ratio of total capital to risk-weighted assets of 8.0%.

(15) Regulatory Capital Requirements (Dollars in thousands) (Continued)

The following is a summary of First Ipswich's actual capital amounts and ratios as of December 31, 2011 compared to the OCC requirements for minimum capital adequacy and for classification as a well-capitalized institution:

	Actual		Minimum Capital Adequacy		Classified as Well-Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
At December 31, 2011:						
Tier 1 capital (to average assets)	$26,897	9.9%	$10,820	4.0%	N/A	N/A
Tier 1 capital (to risk- weighted assets)	26,897	13.8	7,801	4.0	$11,702	6.0%
Total capital (to risk- weighted assets)	27,309	14.0	15,603	8.0	19,503	10.0

(16) Earnings per Share (Dollars in thousands except share and per share amounts)

The following table is a reconciliation of basic EPS and diluted EPS:

	Year ended December 31,		
	2011	2010	2009
Basic EPS Computation:			
Numerator:			
Net income	$ 27,600	$ 26,872	$ 19,200
Denominator:			
Weighted average shares outstanding	58,633,627	58,578,599	58,370,569
Basic EPS	$ 0.47	$ 0.46	$ 0.33
Diluted EPS Computation:			
Numerator:			
Net income	$ 27,600	$ 26,872	$ 19,200
Denominator:			
Weighted average shares outstanding	58,633,627	58,578,599	58,370,569
Effect of dilutive securities	2,804	4,586	36,898
Adjusted weighted average shares outstanding	58,636,431	58,583,185	58,407,467
Diluted EPS	$ 0.47	$ 0.46	$ 0.33

On January 3, 2012, the Company issued approximately $11 million shares of common stock as partial consideration to acquire Bancorp Rhode Island (refer to Note 2, "Acquisitions", for more information).

(17) Employee Benefits (Dollars in thousands except share and per share amounts)

Postretirement Benefits

Postretirement benefits are provided for part of the annual expense of health insurance premiums for retired employees and their dependents. No contributions are made by the Company to invest in assets allocated for the purpose of funding this benefit obligation.

(17) Employee Benefits (Dollars in thousands except share and per share amounts) (Continued)

The following table provides the components of net periodic postretirement benefit cost and other amounts recognized in other comprehensive income.

	Year Ended December 31,		
	2011	2010	2009
Net periodic benefit expense:			
Service cost	$ 74	$ 70	$ 56
Interest cost	61	64	52
Prior service credit	(21)	(21)	(21)
Actuarial gain	(4)	—	(10)
Net periodic benefit expense	110	113	77
Changes in postretirement benefit obligation recognized in other comprehensive income:			
Net actuarial loss (gain)	(36)	(6)	(6)
Prior service credit	(21)	(82)	(24)
Total pre-tax changes in postretirement benefit obligation recognized in other comprehensive income	$(57)	$(88)	$(30)

The discount rate used to determine the actuarial present value of projected postretirement benefit obligations was 5.25% in the year 2011, 5.75% in the years 2010 and 2009 and 4.35% at December 31, 2011. The estimated prior service credit that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2012 is $21. The liability for the postretirement benefits included in accrued expenses and other liabilities was $1,508 at December 31, 2011 and $1,338 at December 31, 2010.

The actual health care trend used to measure the accumulated postretirement benefit obligation in 2011 for plan participants below age 65 and for plan participants over age 65 was 4.8% and 0.0%, respectively. In 2010, the rate used for all plan participants was 2.0%. The rates to be used in 2012 through 2016 are expected to be in the range of 7.7% to 6.9% and to decline gradually thereafter to 4.5%. Assumed health care trend rates may have a significant effect on the amounts reported for the postretirement benefit plan. A 1% change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total service and interest cost components of net periodic postretirement benefit costs	$ 31	$ (25)
Effect on the accumulated postretirement benefit obligation	314	(249)

401(k) Plan

The Company maintains a 401(k) plan which is a qualified, tax-exempt profit-sharing plan with a salary deferral feature under Section 401(k) of the Internal Revenue Code.

(17) Employee Benefits (Dollars in thousands except share and per share amounts) (Continued)

Each employee reaching the age of 21 and having completed one thousand hours of service in a plan year is eligible to participate in the plan by making voluntary contributions, subject to certain limits based on federal tax laws. The Company contributes to the plan an amount equal to 5% of the compensation of eligible employees, subject to certain limits based on federal tax laws, but does not match employee contributions to the plan. Participants are vested in employer contributions after three years of service. Expense for the Company plan contributions was $1,010 in 2011, $770 in 2010 and $718 in 2009.

Supplemental Executive Retirement Agreements

Total expense for benefits payable under agreements that provided supplemental retirement benefits to two executive officers amounted to $0 in 2011 and 2010 and $105 in 2009. Aggregate benefits payable included in accrued expenses and other liabilities at December 31, 2011 and 2010 amounted to $0 and $329, respectively. The reduction resulted from payment of benefits owed to the two executive officers who retired in 2009 and 2010.

Employee Stock Ownership Plan

Brookline Bank established an Employee Stock Ownership Plan ("ESOP") on November 1, 1997. The Company's ESOP loan to Brookline Bank to purchase 546,986 shares of Company common stock is payable in quarterly installments over 30 years, bears interest at 8.50% per annum, matures December 31, 2021 and can be prepaid without penalty. Loan payments are principally funded by cash contributions from the Bank, subject to federal tax law limits. The outstanding balance of the loan at December 31, 2011 and 2010, which was $2,752 and $3,002, respectively, is eliminated in consolidation.

Shares of common stock used as collateral to secure the loan are released and available for allocation to eligible employees as the principal and interest on the loan is paid. Employees vest in their ESOP account at a rate of 20% annually commencing in the year of completion of three years of credited service or immediately if service is terminated due to death, retirement, disability or change in control.

Dividends on released shares are credited to the participants' ESOP accounts. Dividends on unallocated shares of common stock are generally applied towards payment of the loan. ESOP shares committed to be released are considered outstanding in determining earnings per share.

At December 31, 2011, the ESOP held 378,215 unallocated shares at an aggregate cost of $2,062; the market value of such shares at that date was $3,192. Compensation and employee benefits expense related to the ESOP was $418 in 2011, $482 in 2010 and $493 in 2009 based on the commitment to release to eligible employees 46,207 shares in 2011, 48,182 shares in 2010 and 50,157 shares in 2009.

Recognition and Retention Plans

On April 20, 2011, the stockholders of the Company approved the 2011 Restricted Stock Plan (the "2011 RSP"). The purpose of the 2011 RSP is to promote the long-term financial success of the Company and its subsidiaries by providing a means to attract, retain and reward individuals who contribute to such success and to further align their interests with those of the Company's stockholders. The maximum number of shares of the Company's common stock that may be awarded is 500,000.

(17) Employee Benefits (Dollars in thousands except share and per share amounts) (Continued)

The Company awarded 159,291 shares of common stock under the 2011 RSP, 50% of which vest over three years with one-third of such shares vesting at each of the first, second and third anniversary dates of the awards. The remaining 50% of each award will vest three years after the award date based on the level of the Company's achievement of identified performance targets in comparison to the level of achievement of such identified performance targets by a defined peer group comprised of 22 financial institutions. The specific performance measure targets relate to return on assets, return on equity, asset quality and total return to stockholders (share price appreciation from date of award plus dividends paid as a percent of the Company's common stock share price on the date of award). If a participant leaves the Company prior to the third anniversary date of an award, any unvested shares will be forfeited. Dividends declared with respect to shares awarded will be held by the Company and paid to the participant only when the shares vest.

The Company also has an active recognition and retention plan, the "2003 RRP," with 1,250,000 authorized shares. A prior plan, the "1999 RRP," with 546,986 authorized shares, was terminated on April 19, 2009. Under both of the RRPs, shares of the Company's common stock were reserved for issuance as restricted stock awards to officers, employees and non-employee directors of the Company. Shares issued upon vesting may be either authorized but unissued shares or reacquired shares held by the Company as treasury shares. Any shares not issued because vesting requirements are not met will again be available for issuance under the plans. All shares awarded under the 1999 RRP vested on or before April 19, 2009. As of that date, no shares remained available for award under that plan. As of December 31, 2011, 87,861 shares were available for award under the 2003 RRP.

Total expense for the RSP and RRP plans was $371 in 2011, $139 in 2010 and $143 in 2009. The expense to be recognized for unvested shares at December 31, 2011 will be $474 in 2012. Dividends paid on unvested RRP shares, which are recognized as compensation expense, were $12 in 2011, $5 in 2010 and $5 in 2009.

Stock Option Plans

The Company has an active stock option plan, the "2003 Option Plan." A prior plan, the "1999 Option Plan," terminated on April 19, 2009. Under both stock option plans, shares of the Company's common stock were reserved for issuance to directors, employees and non-employee directors of the Company. Shares issued upon the exercise of a stock option may be either authorized but unissued shares or reacquired shares held by the Company as treasury shares. Any shares subject to an award which expire or are terminated unexercised will again be available for issuance under the plans.

The exercise price of options awarded is the fair market value of the common stock of the Company on the date the award is made. Certain of the options include a reload feature whereby an optionee exercising an option by delivery of shares of common stock would automatically be granted an additional option at the fair market value of stock when such additional option is granted equal to the number of shares so delivered. If an individual to whom a stock option was granted ceases to maintain continuous service by reason of normal retirement, death or disability, or following a change in control, all options and rights granted and not fully exercisable become exercisable in full upon the happening of such an event and shall remain exercisable for a period ranging from three months to five years.

(17) Employee Benefits (Dollars in thousands except share and per share amounts) (Continued)

On March 16, 2010, 52,333 options were awarded under the 2003 Option Plan, of which half vested immediately and half vested on March 16, 2011. On March 24, 2010, 45,000 options were awarded under the 2003 Option Plan, all of which vested on December 31, 2010. On October 6, 2010 and October 20, 2010, 2,500 options and 5,000 options, respectively, were awarded under the 2003 Option Plan, which vested on October 6, 2011 and October 20, 2011, respectively.

In 2011, 2,500 options were awarded under the 2003 Option Plan. These options will vest in 2012. As of December 31, 2011, 1,409,055 options were available for award under the Company's 2003 Stock Option Plan.

Total expense for the stock option plans amounted to $47 in 2011, $291 in 2010 and $232 in 2009. In accordance with the terms of the Plans, dividend equivalent rights amounting to $441 were paid to holders of unexercised vested options in 2009; none were paid in 2010 and 2011. The total intrinsic value of stock options exercised in 2011, 2010 and 2009 was $0, $0 and $2,973, respectively.

Activity under the option plans was as follows:

Employee Stock Options	Options Outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Contractual Term (in years)
Outstanding, December 31, 2008	2,249,961	$11.43		
Granted	723,466	$10.18		
Exercised	(1,249,542)	$ 7.37		
Forfeited/ Canceled	(327,373)	$10.75		
Outstanding, December 31, 2009	1,396,512	$14.59		
Granted	104,833	$10.69		
Exercised	—	$ —		
Forfeited/ Canceled	(373,000)	$15.02		
Outstanding, December 31, 2010	1,128,345	$14.08		
Granted	5,000	$ 8.29		
Exercised	—	$ —		
Forfeited/ Canceled	(42,500)	$14.67		
Outstanding, December 31, 2011	1,090,845	$13.98	$2,200	3.21
Exercisable at December 31, 2011	1,088,345	$13.99	$ —	3.19

To calculate the weighted average data presented in this note and the compensation expense presented in the accompanying financial statements, the fair value of each stock option award was

(17) Employee Benefits (Dollars in thousands except share and per share amounts) (Continued)

estimated on the date of grant using the Black-Scholes option pricing model with the following valuation assumptions:

	Year Ended December 31,		
	2011	2010	2009
Dividend yield	4.30%	3.18%	6.88%
Expected volatility	34.38	27.09	23.33
Risk-free interest rate	1.85	2.67	1.00
Expected life of options	7.0 years	6.1 years	1.7 years

(18) Fair Value of Financial Instruments (In thousands)

The Company uses the following valuation methodologies to derive the following estimated fair market value measurements of those financial instruments reported at fair value on both a recurring and non-recurring basis. There were no changes in the valuation techniques used during 2011.

Financial Instruments Recorded at Fair Value on a Recurring Basis

Investment Securities

The fair value of investment securities is based principally on market prices and dealer quotes received from third-party, nationally-recognized pricing services for identical investment securities such as U.S. Treasury and agency securities that are included in Level 1. These prices are validated by comparing the primary pricing source with an alternative pricing source when available. When quoted market prices for identical securities are unavailable, the Company uses market prices provided by independent pricing services based on recent trading activity and other observable information, including but not limited to market interest-rate curves, referenced credit spreads and estimated prepayment speeds where applicable. These investments include certain U.S. and government agency debt securities, municipal and corporate debt securities, and GSE residential MBS and CMOs, all of which are included in Level 2. Certain fair values are estimated using pricing models (such as trust preferred securities) or are based on comparisons to market prices of similar securities (such as auction-rate municipal securities) and are included in Level 3. The fair value of restricted stock such as

(18) Fair Value of Financial Instruments (In thousands) (Continued)

the FHLBB stock equals its carrying amount since such stock is only redeemable at its par value. (See Note 5.)

	Carrying Value as of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Securities available for sale:				
GSE debt securities	$ —	$ 93,069	$ —	$ 93,069
Municipal obligations	—	1,303	—	1,303
Auction-rate municipal obligations	—	—	2,490	2,490
Corporate obligations	—	41,354	—	41,354
Trust preferred securities	—	2,285	718	3,003
GSE MBS	—	71,504	—	71,504
GSE CMOs	—	3,025	—	3,025
Private-label CMO	—	378	—	378
SBA commercial loan asset-backed securities	—	443	—	443
Marketable equity securities	862	—	—	862
Securities available for sale	$862	$213,361	$3,208	$217,431

	Carrying Value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Securities available for sale:				
GSE debt securities	$ —	$151,765	$ —	$151,765
Municipal obligations	—	791	—	791
Auction-rate municipal obligations	—	—	2,965	2,965
Corporate obligations	—	43,552	—	43,552
Trust preferred securities	—	2,531	638	3,169
GSE MBS	—	100,561	—	100,561
GSE CMOs	—	1,305	—	1,305
Marketable equity securities	432	—	—	432
Securities available for sale	$432	$300,505	$3,603	$304,540

Financial Instruments Recorded at Fair Value on a Non-Recurring Basis

Collateral-Dependent Impaired Loans

For non-performing loans where the credit quality of the borrower has deteriorated significantly, fair values of the underlying collateral were estimated using purchase and sales agreements (Level 2), or comparable sales or recent appraisals (Level 3), adjusted for selling costs.

(18) Fair Value of Financial Instruments (In thousands) (Continued)

Other Real Estate Owned

The Company records other real estate owned at the lower of cost or fair value. In estimating fair value, the Company utilizes purchase and sales agreements (Level 2) or comparable sales, recent appraisals or cash flows discounted at an interest rate commensurate with the risk associated with these cash flows (Level 3), adjusted for selling costs.

Repossessed Vehicles and Equipment

Repossessed vehicles and repossessed equipment are carried at estimated fair value less costs to sell.

	Carrying Value as of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Assets measured at fair value on a non-recurring basis:				
Collateral-dependent impaired loans	$—	$3,654	$—	$3,654
Other real estate owned	—	845	—	845
Repossessed vehicles and equipment	—	421	—	421
	$—	$4,920	$—	$4,920

	Carrying Value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Assets measured at fair value on a non-recurring basis:				
Collateral-dependent impaired loans	$—	$2,475	$—	$2,475
Repossessed vehicles and equipment	—	703	—	703
	$—	$3,178	$—	$3,178

There were no transfers between levels during 2011.

Summary of Estimated Fair Values of Financial Instruments

Cash and Cash Equivalents

The carrying value is assumed to represent fair value for cash and cash equivalents with original maturities of 90 days or less.

Loans

The fair value of performing loans was estimated by segregating the portfolio into its primary loan categories—commercial real estate mortgage, multi-family mortgage, construction, commercial, equipment financing, condominium association, auto, residential mortgage, home equity and other consumer. These categories were further disaggregated based upon significant financial characteristics such as type of interest rate (fixed, variable) and payment status (performing, non-performing). The Company then discounted the contractual cash flows for each loan category using interest rates

(18) Fair Value of Financial Instruments (In thousands) (Continued)

currently being offered for loans with similar terms to borrowers of similar quality and estimates of future loan prepayments. This method of estimating fair value does not incorporate the exit price concept of fair value.

Deposit Liabilities

The fair values of deposit liabilities with no stated maturity (demand, NOW, savings and money market savings accounts) are equal to the carrying amounts payable on demand. The fair value of certificates of deposit represents contractual cash flows discounted using interest rates currently offered on deposits with similar characteristics and remaining maturities. The fair value estimates for deposits do not include the benefit that results from the low-cost funding provided by the Company's core deposit relationships (deposit-based intangibles).

Borrowed Funds

The fair value of federal funds purchased is equal to the amount borrowed. The fair value of FHLBB advances and repurchase agreements represents contractual repayments discounted using interest rates currently available for borrowings with similar characteristics and remaining maturities.

Other Financial Assets and Liabilities

Cash and due from banks, short-term investments and accrued interest receivable, which are payable on demand or have maturities of three months or less and have low credit and interest-rate risk, have been fair valued at their respective carrying values.

Off-Balance-Sheet Financial Instruments

The book value of the Company's off-balance-sheet financial instruments is deemed to represent the instruments fair value based upon management's comparison of interest rates, origination fees and remaining terms on these instruments vis-à-vis market interest rates, origination fees and terms for similar transactions with potential borrowers of similar creditworthiness.

(18) Fair Value of Financial Instruments (In thousands) (Continued)

Summary of Estimated Fair Value of Financial Instruments

The following is a summary of the carrying values and estimated fair values of the Company's significant financial and non-financial instruments as of the dates indicated:

	December 31, 2011		December 31, 2010	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 72,204	$ 72,204	$ 18,451	$ 18,451
Short-term investments	34,092	34,092	47,457	47,457
Investement securities	256,714	217,431	340,875	304,540
Loans, net	2,689,118	2,706,534	2,223,843	2,253,412
Financial liabilities:				
Demand, NOW, savings and money market savings deposits	1,446,659	1,446,659	1,019,293	1,019,293
Certificates of deposit	805,672	812,681	791,606	795,210
Borrowed funds	506,919	522,541	388,569	392,646

(19) Condensed Parent Company Financial Statements (In thousands)

Condensed parent company financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 follow. The Statement of Stockholders' Equity is not presented below as the parent company's stockholders' equity is that of the consolidated company.

Balance Sheets

	December 31,	
	2011	2010
Assets		
Cash and due from banks	$ 480	$ 383
Short-term investments	160	560
Loan to Brookline Bank ESOP	2,752	3,002
Investment in subsidiaries, at equity	352,042	456,345
Goodwill	35,698	35,615
Monies in escrow—Bancorp Rhode Island, Inc. acquisition	112,983	—
Other assets	1,631	20
Total assets	$505,746	$495,925
Liabilities and Stockholders' Equity		
Accrued expenses and other liabilities	$ 2,144	$ 482
Stockholders' equity	503,602	495,443
Total liabilities and stockholders' equity	$505,746	$495,925

(19) Condensed Parent Company Financial Statements (In thousands) (Continued)

Statements of Income

	Year Ended December 31,		
	2011	2010	2009
Dividend income from subsidiaries	$ 167,003	$17,419	$ 44,581
Interest income:			
Short-term investments	1	1	2
Loan to Brookline Bank ESOP (Note 13)	249	267	290
Total income	167,253	17,687	44,873
Expenses:			
Interest on subordinated debt	91	—	—
Directors' fees	225	240	108
Franchise taxes	180	192	168
Professional fees	1,758	703	48
Other	229	143	153
Total expenses	2,483	1,278	477
Income before income taxes and distributions in excess of net income of subsidiaries	164,770	16,409	44,396
Income tax expense	285	28	27
Income before distributions in excess of net income of subsidiaries	164,485	16,381	44,369
Distributions less than (in excess of) net income of subsidiaries	(136,885)	10,491	(25,169)
Net income	$ 27,600	$26,872	$ 19,200

(19) Condensed Parent Company Financial Statements (In thousands) (Continued)

Statements of Cash Flows

	Year Ended December 31,		
	2011	2010	2009
Cash flows from operating activities:			
Net income	$ 27,600	$ 26,872	$ 19,200
Adjustments to reconcile net income to net cash provided from operating activities:			
Distributions in excess of (less than) net income of subsidiaries	137,227	(10,491)	25,169
Decrease (increase) in other assets	943	3,360	(3,504)
Increase (decrease) in accrued expenses and other liabilities	259	302	(31)
Net cash provided from operating activities	166,029	20,043	40,834
Cash flows from investing activities:			
Investment in subsidiary	—	—	(26,564)
Return of capital from subsidiaries	—	—	10,580
Outlays for business acquisitions	(19,729)		
Monies in escrow—Bancorp Rhode Island, Inc. acquisition	(112,983)	—	—
Repayment of ESOP loan by Brookline Bank	250	250	250
Payment from subsidiary bank for shares vested in recognition and retention plans	—	80	2,049
Net cash provided from (used for) investing activities	(132,462)	330	(13,685)
Cash flows from financing activities:			
Payment of dividends on common stock	(19,964)	(20,070)	(32,127)
Payment of subordinated and other debt	(13,985)	—	—
Income tax benefit from vesting of recognition and retention plan shares, exercise of non-incentive stock options, payment of dividend equivalent rights and dividend distribution on allocated ESOP shares	79	130	1,334
Exercise of stock options	—	—	3,102
Net cash used for financing activities	(33,870)	(19,940)	(27,691)
Net increase (decrease) in cash and cash equivalents	(303)	433	(542)
Cash and cash equivalents at beginning of year	943	510	1,052
Cash and cash equivalents at end of year	$ 640	$ 943	$ 510
Supplemental disclosures of cash flow information:			
Cash paid during the year for income taxes	—	—	—
Interest on subordinated debt	—	—	—

(20) Quarterly Results of Operations (Unaudited, dollars in thousands except per share data

	2011 Quarters			
	Fourth	Third	Second	First
Interest income	$ 35,881	$ 35,590	$ 35,621	$ 33,443
Interest expense	7,368	7,642	7,823	7,503
Net interest income	28,513	27,948	27,798	25,940
Provision for credit losses	842	891	839	1,059
Net interest income after provision for credit losses	27,671	27,057	26,959	24,881
Gain on sales of securities, net	—	—	—	80
Loss from investments in affordable housing projects	(171)	(500)	—	—
Other non-interest income	1,662	1,428	1,518	1,046
Amortization of identified intangible assets	(377)	(443)	(455)	(296)
Other non-interest expense	(16,143)	(16,636)	(15,422)	(13,153)
Income before income taxes	12,642	10,906	12,600	12,558
Provision for income taxes	5,281	4,324	5,273	5,008
Net income	7,361	6,582	7,327	7,550
Less net income attributable to noncontrolling interest in subsidiary	303	307	326	283
Net income attributable to Brookline Bancorp, Inc.	$ 7,058	$ 6,275	$ 7,001	$ 7,267
Earnings per share:				
Basic	$ 0.12	$ 0.11	$ 0.12	$ 0.12
Diluted	0.12	0.11	0.12	0.12
Average common shares outstanding:				
Basic	58,652,370	58,640,775	58,629,265	58,611,488
Diluted	58,652,760	58,640,973	58,630,908	58,618,309
Common stock price:				
High	$ 8.74	$ 9.68	$ 10.61	$ 11.68
Low	7.30	7.12	8.26	9.93
Dividends paid:				
Per share	$ 0.085	$ 0.085	$ 0.085	$ 0.085
Payout ratio	0.708	0.773	0.708	0.708

(20) Quarterly Results of Operations (Unaudited, dollars in thousands except per share data (Continued)

	2010 Quarters			
	Fourth	Third	Second	First
Interest income	$ 32,232	$ 32,621	$ 33,152	$ 32,987
Interest expense	7,652	8,183	9,047	9,685
Net interest income	24,580	24,438	24,105	23,302
Provision for credit losses	1,317	551	661	1,267
Net interest income after provision for credit losses	23,263	23,887	23,444	22,035
Penalty from prepayment of borrowed funds	—	(555)	(913)	—
Gain on sales of securities, net	—	—	834	—
Loss on impairment of securities, net	—	—	—	(49)
Other non-interest income	857	757	755	668
Amortization of identified intangible assets	(306)	(306)	(306)	(306)
Other non-interest expense	(12,290)	(11,587)	(11,692)	(11,394)
Income before income taxes	11,524	12,196	12,122	10,954
Provision for income taxes	4,918	4,923	4,876	4,439
Net income	6,606	7,273	7,246	6,515
Less net income attributable to noncontrolling interest in subsidiary	208	235	163	162
Net income attributable to Brookline Bancorp, Inc.	$ 6,398	$ 7,038	$ 7,083	$ 6,353
Earnings per share:				
Basic	$ 0.11	$ 0.12	$ 0.12	$ 0.11
Diluted	0.11	0.12	0.12	0.11
Average common shares outstanding:				
Basic	58,598,363	58,586,274	58,574,230	58,554,922
Diluted	58,604,285	58,588,536	58,579,529	58,559,786
Common stock price:				
High	$ 11.31	$ 10.22	$ 11.63	$ 11.13
Low	9.34	8.70	8.63	9.25
Dividends paid:				
Per share	$ 0.085	$ 0.085	$ 0.085	$ 0.085
Payout ratio	0.773	0.708	0.708	0.773

Differences between annual amounts and the total of quarterly amounts are due to rounding.

Exhibit 11

Statement Regarding Computation of Per Share Earnings

The following table is the reconciliation of basic and fully diluted earnings per share for the years ended December 31, 2011, 2010 and 2009 (dollars in thousands except per share amounts):

	2011		2010		2009	
	Basic	Fully Diluted	Basic	Fully Diluted	Basic	Fully Diluted
Net income	$ 27,600	$ 27,600	$ 26,872	$ 26,872	$ 19,200	$ 19,200
Weighted average shares outstanding	58,633,627	58,633,627	58,578,599	58,578,599	58,370,569	58,370,569
Effect of dilutive securities	—	2,804	—	4,586	—	36,898
Adjusted weighted average shares outstanding	58,633,627	58,636,431	58,578,599	58,583,185	58,370,569	58,407,467
Earning per share	$ 0.47	$ 0.47	$ 0.46	$ 0.46	$ 0.33	$ 0.33

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Brookline Bancorp, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-80875 and 333-114571) on Forms S-8 of Brookline Bancorp, Inc. of our reports dated February 27, 2012, with respect to the consolidated balance sheets of Brookline Bancorp, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2011 and the effectiveness of Brookline Bancorp, Inc.'s internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 Annual Report on Form 10-K of Brookline Bancorp, Inc.

/s/ KPMG LLP

Boston, Massachusetts
February 27, 2012

Exhibit 31.1

Certification of Chief Executive Officer

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Paul A. Perrault, President and Chief Executive Officer, certify that:

1. I have reviewed this Annual Report on Form 10-K of Brookline Bancorp, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements and other financial information included in this report fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2012

/s/ PAUL A. PERRAULT

Paul A. Perrault
President and Chief Executive Officer

Exhibit 31.2

Certification of Chief Financial Officer

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Julie A. Gerschick, Chief Financial Officer, certify that:

1. I have reviewed this Annual Report on Form 10-K of Brookline Bancorp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements and other financial information included in this report fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2012

/s/ JULIE A. GERSCHICK

Julie A. Gerschick
Chief Financial Officer

Exhibit 32.1

STATEMENT FURNISHED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002, 18 U.S.C. SECTION 1350

The undersigned, Paul A. Perrault, is the President and Chief Executive Officer of Brookline Bancorp, Inc. (the "Company").

This statement is being furnished in connection with the filing by the Company of the Company's Annual Report on Form 10-K for the year ended December 31, 2011 (the "Report").

By execution of this statement, I certify that:

A) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)) and

B) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods covered by the Report.

This statement is authorized to be attached as an exhibit to the Report so that this statement will accompany the Report at such time as the Report is filed with the Securities and Exchange Commission pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350. It is not intended that this statement be deemed to be filed for purposes of the Securities Exchange Act of 1934, as amended.

Dated: February 27, 2012

/s/ PAUL A.PERRAULT

Paul A. Perrault

Exhibit 32.2

STATEMENT FURNISHED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002, 18 U.S.C. SECTION 1350

The undersigned, Julie A. Gerschick, is the Chief Financial Officer of Brookline Bancorp, Inc. (the "Company").

This statement is being furnished in connection with the filing by the Company of the Company's Annual Report on Form 10-K for the year ended December 31, 2011 (the "Report").

By execution of this statement, I certify that:

A) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)) and

B) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods covered by the Report.

This statement is authorized to be attached as an exhibit to the Report so that this statement will accompany the Report at such time as the Report is filed with the Securities and Exchange Commission pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350. It is not intended that this statement be deemed to be filed for purposes of the Securities Exchange Act of 1934, as amended.

Dated: February 27, 2012

/s/ JULIE A. GERSCHICK

Julie A. Gerschick

BROOKLINE BANCORP, INC.

BOARD OF DIRECTORS

David C. Chapin

John J. Doyle, Jr.

John A. Hackett

John L. Hall, II

Thomas J. Hollister

Bogdan Nowak

Charles H. Peck

Paul A. Perrault

Merrill W. Sherman

Joseph J. Slotnik
Chairman of the Board

Rosamond B. Vaule

Peter O. Wilde

BROOKLINE BANCORP, INC.

EXECUTIVE OFFICERS

James M. Cosman
Chief Operations Officer

Julie A. Gerschick
Chief Financial Officer and Treasurer

Sarah P. Merritt
Chief of Human Resources

Michael W. McCurdy
General Counsel and Secretary

Paul A. Perrault
President and Chief Executive Officer

M. Robert Rose
Chief Credit Officer

BANK RHODE ISLAND

Mark J. Meiklejohn
President and Chief Executive Officer

BROOKLINE BANK

Paul A. Perrault
Chairman, President and Chief Executive Officer

THE FIRST NATIONAL BANK OF IPSWICH

Russell G. Cole
President and Chief Executive Officer

INVESTOR RELATIONS

Brookline Bancorp, Inc.
160 Washington Street
P.O. Box 470469
Brookline, MA 02447
(617) 730-3500
www.brooklinebank.com

TRANSFER AGENT

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219
(800) 937-5449, (718) 921-8200

BrooklineBancorp,Inc.

STRATEGIC



FOCUSED



LOCAL



2011
ANNUAL REPORT

NET INCOME[1]
(millions of dollars)



$30
$25
$20
$15
$10
$5
$0
$17.7
$12.8
$19.2
$26.9
$27.6
07
08
09
10
11

NET INTEREST MARGIN



4.0%
3.5%
3.0%
2.5%
2.0%
3.21%
3.14%
3.38%
3.74%
3.76%
07
08
09
10
11

NON-PERFORMING ASSETS TO TOTAL ASSETS



1.0%
0.8%
0.6%
0.4%
0.2%
0%
0.22%
0.31%
0.29%
0.30%
0.27%
07
08
09
10
11

For more detailed information go to www.brooklinebank.com.
The information presented herein is derived from the Company's Annual Report on Form 10-K filed with the SEC.

(1) Attributable to Brookline Bancorp, Inc.

FINANCIAL HIGHLIGHTS in thousands, except per share amounts

FOR OR AT DECEMBER 31	2011	2010
Loans, gross	$ 2,720,821	$ 2,253,538
Allowance for loan losses	31,703	29,695
Non-performing assets	8,796	8,166
Deposits	2,252,331	1,810,899
Stockholders' equity	503,602	495,443
Total assets	3,299,013	2,720,542
Net interest income	110,468	96,594
Provision for credit losses	3,631	3,796
Net income	27,600	26,872

PER SHARE DATA		
Diluted earnings	$ 0.47	$ 0.46
Dividends paid	0.34	0.34
Book value	8.50	8.39

PERFORMANCE RATIOS		
Return on average assets	0.90%	1.01%
Return on average stockholders' equity	5.51%	5.45%
Net interest margin[1]	3.76%	3.74%
Stockholders' equity to total assets	15.27%	18.21%
Non-performing assets to total assets	0.27%	0.30%
Allowance for loan losses to total loans	1.17%	1.32%

(1) Calculated on a fully-taxable equivalent basis.

DEAR SHAREHOLDERS:



2011 was nothing less than a historic year for Brookline Bancorp. We finalized the acquisition of The First National Bank of Ipswich and announced plans to acquire Bank Rhode Island. As of the first of 2012, both banks were part of the Brookline Bancorp family, representing total assets of $4.8 billion, an increase of 77 percent over one year ago.

These accomplishments have, by definition and by strategic imperative, transformed Brookline Bancorp into a multi-bank holding company. Although they represent a significant change for us, we hold fast to those aspects of our business philosophy that have not changed – including our commitment to nurturing the core competencies that are essential to our stability and sustained growth.

In 2011, Brookline Bancorp generated net income of $27.6 million – an increase of 3 percent over 2010. Loan growth of 20.7 percent was driven by organic growth of 11.9 percent, plus $203.1 million in acquired loans from The First National Bank of Ipswich.

Overall loan growth was powered by a strong commercial real estate increase of 26.6 percent, to $1.3 billion, and a commercial loan expansion of 29 percent, rising to $443 million.

Our credit quality continues to be solid with provisions for losses holding steady at $3.6 million, allowance for losses up slightly at $31.7 million, and net charge-offs down significantly from $5.1 million in 2010 to $1.9 million in 2011.

This success is due in part to the addition of highly talented bankers to our staff, who will continue the long-standing approach to lending that has allowed us to create and maintain a top-tier loan portfolio.

Additionally, deposit growth continued to be strong, with an increase of 24.4 percent over 2010. This was generated by a 12.1 percent gain in organic growth, and the addition of over $212 million in First Ipswich deposits. Our strategy to shift from time deposits to core deposits continued with deposits in transaction accounts up to 64.2 percent of total deposits.

This loan and deposit growth is the direct result of our focus on deep and strong relationships with our customers.

As we forge ahead, we can expect to leverage the operational efficiencies inherent in a multi-bank structure to augment our performance overall. We will see improved customer responsiveness and service due to integrating our systems to a common, technologically advanced platform across the company, and by virtue of the top talent and expertise now within our ranks. More importantly, we will deal with our customers from a local perspective, in a way they are accustomed to, with people who have vowed to earn their trust each and every day.

Sincerely yours,

Paul A. Perrault
Chief Executive Officer

WORKING HARD AT BEING EASY TO WORK WITH.

For many banks, success centers on the premise that making things easier for themselves will draw higher returns. At Brookline Bancorp we recognize that efficiency is essential to a more attractive bottom line, but we also believe that the only way to sustain success is to continuously make things easier for our customers *first*. It's what works. And it's what we do. Every day.

We do it by strategically organizing ourselves to be more flexible to the needs of our customers – with proven solutions and methodologies that mirror the dynamics of their business and personal financial requirements. We do it by staying focused on providing products and services in those areas where we thoroughly own the expertise. And we do it by thinking and acting locally – delivering the resources, technologies and services that help customers experience easier, more successful outcomes.



STRATEGIC

OPENING CLEAR PATHS TO GREATER FINANCIAL SUCCESS.

In business as in life, every intersection demands a strategic choice. And just as important as the way you choose to go, is the way you choose not to go.

Throughout our history, Brookline Bancorp's first choice has been based on sound principles and practices that make the most strategic sense for our shareholders, our customers and ourselves. We consistently choose a path that will clear the way for our customers' success, while foregoing riskier routes. We avoid products and processes that are subject to excessive regulatory burdens or undue financial risks, which drain time and resources, evoke uncertainty and blur our focus.

To continue to meet the demands of the future, Brookline Bancorp has built a central core of talent, expertise and common operations that create significant economies across our subsidiary banks. However, unlike most larger, number-centric banks, ours will stay close to customers, residing where they reside, moving when they move, and being accessible and ready to help when they need us – day in and day out.



MOVING FORWARD CONFIDENTLY.

Brookline Bancorp's unique operational structure and philosophy mean we can more effectively help our customers take the next step in their journey to greater financial prosperity, whether it's in their business or personal lives.



FOCUSED



ALIGNING EXPERTISE AND RESOURCES WITH CUSTOMER NEEDS.

When it comes to serving the financial needs of our customers, Brookline Bancorp has achieved levels of experience, expertise and trust that few other banks can match. Our focused core competencies have proven to be a winning formula for our customers over the years, and continue to be the engine that drives our growth.

Yet we don't try to be "everything to everybody." We never have. Instead we focus our efforts on being exceptionally good at providing solutions that align with the needs of our real estate, commercial, non-profit and retail customers. It's a strategic balance that continues to deliver the value and results our shareholders and customers have come to expect from us.



A REWARDING COMBINATION.

Brookline Bancorp is powered by an accomplished team of professionals who know how to deliver exceptional financial products to each of our banks. In turn, our bank employees bring an added dimension of customer-centric solutions and service to the table, whether it's for a long-time business client, or for the next person who walks into one of our offices.





LOCAL

HELPING CUSTOMERS SUCCEED FROM JUST AROUND THE CORNER.

Brookline Bancorp knows the value of bringing financial resources to within a stone's throw of our customers' needs. Our latest acquisitions in Ipswich, MA and Providence, RI are the most recent examples.

By preserving our banks' customer-facing operations and local management teams, we will maintain a vital understanding of the economic circumstances and business opportunities unique to these areas. We can then combine this knowledge with our core talents and expertise to create more efficient and impactful solutions for our customers. And they can rest assured that the institutions and people they have come to know and trust will be there for them.

Staying local is part of who we are. It's essential to making banking easier for our customers.



DELIVERING SOLUTIONS THAT FIT.

Having a local presence means we can shorten the supply lines to our customers and provide quicker decisions with more accurate delivery. This makes banking that much more efficient, productive and easier. Simply put, we bring top-tier solutions closer to those who need them. It makes sense. And it's what we're all about.



BROOKLINE BANCORP, INC.

BOARD OF DIRECTORS

David C. Chapin

John J. Doyle, Jr.

John A. Hackett

John L. Hall, II

Thomas J. Hollister

Bogdan Nowak

Charles H. Peck

Paul A. Perrault

Merrill W. Sherman

Joseph J. Slotnik
Chairman of the Board

Rosamond B. Vaule

Peter O. Wilde

BROOKLINE BANCORP, INC.

EXECUTIVE OFFICERS

James M. Cosman
Chief Operations Officer

Julie A. Gerschick
Chief Financial Officer and Treasurer

Sarah P. Merritt
Chief of Human Resources

Michael W. McCurdy
General Counsel and Secretary

Paul A. Perrault
President and Chief Executive Officer

M. Robert Rose
Chief Credit Officer

BANK RHODE ISLAND

Mark J. Meiklejohn
President and Chief Executive Officer

BROOKLINE BANK

Paul A. Perrault
Chairman, President and Chief Executive Officer

THE FIRST NATIONAL BANK OF IPSWICH

Russell G. Cole
President and Chief Executive Officer

SHAREHOLDER INFORMATION

Brookline Bancorp, Inc. is the parent corporation of Bank Rhode Island, Brookline Bank and The First National Bank of Ipswich. Brookline Bancorp, Inc. common stock trades on the NASDAQ exchange under the symbol BRKL.

NOTICE OF STOCKHOLDERS' MEETING

The Annual Meeting of the Stockholders of Brookline Bancorp, Inc. will be held at 11:00 a.m. on May 9, 2012 at The Charles Hotel, One Bennett Street, Cambridge, MA 02138.

TRANSFER AGENT

Contact our stock transfer agent directly for assistance in changing your address, elimination of duplicate mailings, transferring stock, replacing lost, stolen or destroyed stock certificates, dividend reinvestment or dividend checks:

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219
(800) 937-5449, (718) 921-8200

FORM 10-K AND OTHER REPORTS

Our Annual Report to the Securities and Exchange Commission (Form 10-K) and quarterly reports (Form 10-Q) may be obtained from:

Brookline Bancorp, Inc.
Investor Relations
PO Box 470469
Brookline, MA 02447-0469

or on the Company's website
at www.brooklinebank.com

COMMON STOCK INFORMATION

Market prices for the Company's common stock and dividends paid per quarter during 2011 and 2010 follow.

2011	High	Low	Dividend Paid Per Share
First Quarter	$ 11.68	$ 9.93	$ 0.085
Second Quarter	10.61	8.26	0.085
Third Quarter	9.68	7.12	0.085
Fourth Quarter	8.74	7.30	0.085

2010	High	Low	Dividend Paid Per Share
First Quarter	$ 11.13	$ 9.25	$ 0.085
Second Quarter	11.63	8.63	0.085
Third Quarter	10.22	8.70	0.085
Fourth Quarter	11.31	9.34	0.085

Brookline Bancorp, Inc.
160 Washington Street
Brookline, Massachusetts 02445
(617) 730-3500

www.brooklinebank.com

Brookline Bancorp, Inc.

April 6, 2012

Dear Stockholder,

I am pleased to invite you to the Brookline Bancorp, Inc. 2012 Annual Meeting of Stockholders. The meeting will be held at 11:00 a.m., Eastern Time, on May 9, 2012, at The Charles Hotel, One Bennett Street, Cambridge, Massachusetts, 02138.

Enclosed are a notice of matters to be voted on at the meeting, our proxy statement, a proxy card and our 2011 Annual Report. In addition to the formal items of business, we will report on the operations of Brookline Bancorp, Inc. and its subsidiaries, Brookline Bank, The First National Bank of Ipswich and Bank Rhode Island. Directors and Officers of the Company will be present to respond to any suggestions that you may have.

Whether or not you plan to attend and regardless of the number of shares you own, it is important that your shares be represented. Please mark, sign and date the proxy card and return it in the enclosed postage-paid envelope. You may revoke your proxy at any time before it is exercised as explained in the proxy statement.

If you plan to attend the Annual Meeting, please bring the admission ticket attached to your proxy card and photo identification. Also, if your shares are held in the name of a broker or other nominee, please bring with you a proxy or letter from the broker or nominee confirming your ownership as of the record date.

On behalf of the Board of Directors and the employees of Brookline Bancorp, Inc., Brookline Bank, The First National Bank of Ipswich and Bank Rhode Island, we thank you for your continued support and look forward to seeing you at the Annual Meeting.

Sincerely,

Paul A. Perrault
President and Chief Executive Officer

BrooklineBancorp,Inc.
160 Washington Street
Brookline, Massachusetts 02445
(617) 730-3500

NOTICE OF 2012 ANNUAL MEETING OF STOCKHOLDERS

May 9, 2012
11:00 a.m., Eastern Standard Time

To Holders of Common Stock of Brookline Bancorp, Inc.:

Notice is hereby given that the 2012 Annual Meeting of Stockholders of Brookline Bancorp, Inc. (the "Company") will be held on Wednesday, May 9, 2012 at 11:00 a.m., Eastern Time, at The Charles Hotel, One Bennett Street, Cambridge, Massachusetts 02138, for the following, as more fully described in the accompanying proxy statement (the "Proxy Statement"):

1. To elect the five nominees named in the proxy statement, each to serve for a three-year term and until their respective successors are duly elected and qualified;
2. To ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for the year ending December 31, 2012;
3. To hold an advisory vote on the compensation of our named executive officers; and
4. To transact such further business as may properly come before the Annual Meeting, or any adjournment or postponement thereof. Please note that at this time we are not aware of any such business.

Only stockholders of record as of the close of business on March 16, 2012 are entitled to receive notice of, to attend and to vote at the Annual Meeting. In accordance with Delaware law, for ten days prior to the Annual Meeting, a list of those registered stockholders entitled to vote at the Annual Meeting will be available for inspection in the office of the Corporate Secretary, Brookline Bancorp, Inc., 160 Washington Street, Brookline, Massachusetts. The list will also be available at the Annual Meeting.

Your vote is important. Please submit your proxy as soon as possible. Even if you plan to attend the Annual Meeting in person, please complete, sign and date the enclosed proxy card and return it in the enclosed postage-paid envelope. You may revoke your proxy at any time before it is exercised as explained in the proxy statement.

Important Notice Regarding Internet Availability of Proxy Materials for May 9, 2012 Stockholder Meeting: The Proxy Statement and Annual Report to Stockholders for the year ended December 31, 2011 are available at http://www.snl.com/IRWebLinkX/GenPage.aspx?IID=4001623&GKP=207184.

Sincerely,

Michael W. McCurdy
General Counsel and Secretary

Brookline, Massachusetts
April 6, 2012

Table of Contents

BrooklineBancorp,Inc.

160 Washington Street
Brookline, Massachusetts 02445
(617) 730-3500

PROXY STATEMENT
FOR
2012 ANNUAL MEETING OF STOCKHOLDERS

General Information

Why am I receiving this Proxy Statement?

The Company has made this Proxy Statement and the Company's Annual Report and Form 10-K for the fiscal year ended December 31, 2011 available to you in connection with the Company's solicitation of proxies for use at the Annual Meeting, to be held on Wednesday, May 9, 2012 at 11:00 a.m., Eastern Time, and at any postponement(s) or adjournment(s) thereof. These materials were first sent or given to the stockholders on or about April 6, 2012. You are invited to attend the Annual Meeting and are requested to vote on the proposals in this Proxy Statement. The Annual Meeting will be held at The Charles Hotel, One Bennett Street, Cambridge, Massachusetts 02138.

What items will be voted on at the Annual Meeting?

You are being asked to vote on the following items at the Annual Meeting:

1. To elect the five nominees named in the proxy statement, each to serve for a three-year term and until their respective successors are duly elected and qualified;
2. To ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for the year ending December 31, 2012;
3. To hold an advisory vote on the compensation of our named executive officers;
4. To transact such further business as may properly come before the Annual Meeting, or any adjournment or postponement thereof. Please note that at this time we are not aware of any such business.

Who may vote at the Annual Meeting?

Each share of the Company's common stock has one vote on each matter. As of March 16, 2012, there were 70,040,980 shares of the Company's common stock issued and outstanding. Only stockholders of record as of the close of business on March 16, 2012 (the "Record Date") are entitled to receive notice of and to vote at the Annual Meeting.

What constitutes a quorum?

The presence, in person or by proxy, of holders of at least a majority of the total number of outstanding shares of common stock entitled to vote is necessary to constitute a quorum for the transaction of business at the Annual Meeting. Each share of common stock outstanding on the record date is entitled to one vote on each matter properly submitted at the annual meeting and, with respect to the election of directors, one vote for each director to be elected. Abstentions or "broker non-votes" (i.e., shares represented at the meeting held by brokers, as to which instructions have not been received from the beneficial owners or persons entitled to vote such shares and with respect to which, on one or more but not all matters, the broker does not have discretionary voting power to vote such shares) will be counted for purposes of determining whether a quorum is present for the transaction of business at the Annual Meeting.

How do I vote?

Voting in Person at the Meeting. If you are a stockholder of record and attend the annual meeting, you may vote in person at the meeting. If your shares of common stock are held in street name and you wish to vote in person at the meeting, you will need to obtain a "legal proxy" from the broker, bank or other nominee that holds your shares of common stock of record.

Voting by Proxy for Shares Registered Directly in the Name of the Stockholder. If you hold your shares of common stock in your own name as a holder of record with our transfer agent, American Stock Transfer & Trust Company, you may instruct the proxy holders named in the proxy card how to vote your shares of common stock in one of the following ways:

- *Vote by Internet.* You may vote via the Internet by following the instructions on your proxy card. The website for Internet voting is printed on your proxy card. Please have your proxy card in hand. Internet voting is available 24 hours per day until 11:59 p.m., Eastern Time, on May 8, 2012. You will receive a series of instructions that will allow you to vote your shares of common stock. You will also be given the opportunity to confirm that your instructions have been properly recorded. If you vote via the Internet, you do not need to return your proxy card.
- *Vote by Telephone.* If you received printed copies of the proxy materials, you also have the option to vote by telephone by calling the toll-free number listed on your proxy card. Telephone voting is available 24 hours per day until 11:59 p.m., Eastern Time, on May 8, 2012. When you call, please have your proxy card in hand. You will receive a series of voice instructions that will allow you to vote your shares of common stock. You will also be given the opportunity to confirm that your instructions have been properly recorded. If you vote by telephone, you do not need to return your proxy card.
- *Vote by Mail.* If you would like to vote by mail, then please mark, sign and date your proxy card and return it promptly to our transfer agent, American Stock Transfer & Trust Company, in the postage-paid envelope provided.

Voting by Proxy for Shares Registered in Street Name. If your shares of common stock are held in street name, you will receive instructions from your broker, bank or other nominee that you must follow in order to have your shares of common stock voted.

Will other matters be voted on at the Annual Meeting?

We are not currently aware of any other matters to be presented at the Annual Meeting other than those described in this proxy statement. If any other matters not described in the proxy statement are properly presented at the meeting, any proxies received by us will be voted in the discretion of the proxy holders.

May I revoke my proxy instructions?

You may revoke your proxy at any time before it has been exercised by:

- filing a written revocation with the Corporate Secretary of Brookline Bancorp, Inc., 160 Washington Street, Brookline, Massachusetts 02445;

- submitting a new proxy by telephone, Internet or proxy card after the time and date of the previously submitted proxy; or
- appearing in person and voting by ballot at the annual meeting.

If you are a stockholder of record as of the record date attending the Annual Meeting, you may vote in person whether or not a proxy has been previously given, but your presence (without further action) at the Annual Meeting will not constitute revocation of a previously given proxy.

What is the voting requirement to approve each of the Proposals?

For Proposal 1, the nominees must receive a plurality of the votes cast at the Annual Meeting to be elected as directors and to serve until the expiration of their term and until their successors are duly elected and qualified. You may not vote your shares cumulatively for the election of directors. For Proposals 2 and 3, the affirmative vote of the holders of a majority of the shares cast is required to pass the proposals.

How are abstentions treated?

Abstentions and broker non-votes are counted for purposes of determining whether a quorum is present. If you do not vote for a nominee set forth in Proposal 1, or you indicate "withhold authority" for any nominee on your proxy card, your vote will not count "for" or "against" the nominee and will have no effect on the outcome. If you "abstain" from voting for Proposals 2 or 3, it will have the same effect as if your vote was not cast with respect to each such proposal, and this will have no effect on the outcome. A broker non-vote will have no effect on the outcome of Proposals 1, 2 or 3.

How are proxies voted?

All valid proxies received prior to the Annual Meeting will be voted. All shares represented by a proxy will be voted and, where a stockholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares will be voted by the proxyholders in accordance with the stockholder's instructions.

What happens if I do not give specific voting instructions?

If you are a stockholder of record and you indicate when voting on the Internet or by telephone that you wish to vote as recommended by the Board, or sign and return a proxy card without giving specific voting instructions, then the proxy holders will vote your shares in the manner recommended by the Board on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the Annual Meeting.

What is householding?

If you and other residents at your mailing address own shares of common stock in street name, your broker, bank or other nominee may have sent you a notice that your household will receive only one Annual Report, Form 10-K, Notice of Annual Meeting and Proxy Statement. This procedure, known as "householding," is intended to reduce the volume of duplicate information stockholders receive and also reduce our printing and postage costs. Under applicable law, if you consented or were deemed to have consented, your broker, bank or other nominee may send one copy of our Annual Report and proxy materials to your address for all residents that own shares of common stock in street name. If you wish to revoke your consent to householding, you must contact your broker, bank or other nominee. If you are receiving multiple copies of our Annual Report and proxy materials, you may be able to request householding by contacting your broker, bank or other nominee.

If you wish to request extra copies free of charge of our Annual Report, Form 10-K or this Proxy Statement, please send your request to the Company's Corporate Secretary at 160 Washington Street, Brookline, Massachusetts 02445.

Is my vote confidential?

Proxy instructions, ballots, voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within the Company or to third parties except as necessary to meet applicable legal requirements, to allow for the tabulations and certification of votes, and to facilitate a successful proxy solicitation.

Occasionally, stockholders provide written comments on their proxy cards, which may be forwarded to management and the Board.

Where can I find voting results of the Annual Meeting?

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by a representative from American Stock Transfer Company, who will serve as inspector of elections, and published and filed with the Securities Exchange Commission ("SEC") on a Form 8-K within four business days following the completion of the Annual Meeting.

How can I view the Company's proxy materials for the Annual Meeting on the Internet?

The Company's proxy materials are available on the Company's website at: http://www.snl.com/IRWebLinkX/GenPage.aspx?IID=4001623&GKP=207184. Additional information regarding the Company and its subsidiaries, Brookline Bank, The First National Bank of Ipswich, and Bank Rhode Island, can be found at the following websites: www.brooklinebank.com, www.fnbi.com, www.bankri.com.

PROPOSAL 1: ELECTION OF DIRECTORS

The Company's Board currently consists of 12 directors. All of the Company's directors are independent under the current listing standards of the NASDAQ Stock Market LLC, except for Mr. Perrault, who currently serves as President and Chief Executive Officer of the Company, and Charles H. Peck and Merrill W. Sherman, who previously served as executive officers at subsidiaries of the Company and who currently serve as consultants to the Company. Five directors will be elected at the Annual Meeting to serve for a three-year term until the 2015 Annual Meeting of Stockholders and until their respective successors have been duly elected. Proxies cannot be voted for a greater number of persons than the number of nominees named in the proxy.

The Board has nominated John J. Doyle, Jr., Thomas J. Hollister, Charles H. Peck, Paul A. Perrault and Joseph J. Slotnik for election as directors, each of whom has agreed to serve if so elected. Please refer to the sections entitled "Nominees for Director" and "Stock Ownership of Directors and Management" for additional information regarding the nominees.

The following includes a discussion of the business experience for the past five years for each of our nominees and continuing directors. All of the Company's directors currently serve as a director for Brookline Bank. Mr. Perrault serves as a director for The First National Bank of Ipswich and Bank Rhode Island.

The biographical description below for each nominee includes specific experience, qualifications, attributes and skills that led to the conclusion by the Company's Nominating Committee and the Board of Directors that such person should serve as a director of the Company. The biographical description below for each director who is not standing for election includes the specific experience, qualifications, attributes and skills that the Company's Nominating Committee and the Board of Directors would expect to consider if it were making a conclusion currently as to whether such person should serve as a director. The Company's Nominating Committee and the Board of Directors did not currently evaluate whether these directors should serve as directors, as the terms for which they have been previously elected continue beyond the Annual Meeting.

In addition to the information presented below regarding each person's specific experience, qualifications, attributes and skills that led our Board to the conclusion that he or she should serve as a director, we also believe all of our directors have a reputation for integrity, honesty and adherence to high ethical standards. They each have demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment to service to the Company and its stockholders.

Nominees for Director

Terms to Expire in 2015

John J. Doyle, Jr. Mr. Doyle has served as President and Chief Executive Officer of Randolph Savings Bank, a mutual savings bank, since November 16, 2009. From 2006 to 2009, Mr. Doyle served as the President and Chief Executive Officer of Commonwealth Cooperative Bank. From 2004 to 2006, Mr. Doyle served as the President and Chief Executive Officer of North Abington Cooperative Bank. Earlier in his career, Mr. Doyle was a partner at KPMG LLP from 1969 through 1991. As a member of the Board of Directors, Mr. Doyle serves on the Company's Audit Committee. We believe that Mr. Doyle's experience as a partner at KPMG LLP, a long-time bank consultant, and as the chief executive officer of five banks provides him with a unique perspective on the Company's challenges and opportunities.

Thomas J. Hollister. Mr. Hollister joined Global Partners, LP, a Fortune 500 company and an independent wholesale distributor of gasoline, diesel fuel, bio-fuel, heating oil and other refined petroleum products in the Northeast, in July 2006 as Executive Vice President and Chief Financial Officer. In January 2007, he was named Chief Operating Officer. Previously, Mr. Hollister was Vice

Chairman of Citizens Financial Group, Inc. Mr. Hollister is the former Chair of the Greater Boston Chamber of Commerce and currently serves on the Chamber's Executive Committee. Mr. Hollister also serves as Chair of the Board of Trustees of Wheaton College, Chair of the Trustees of Tufts Medical Center and has been involved in several not-for-profit organizations. As a member of the Board of Directors, Mr. Hollister serves as the Chair of the Company's Audit Committee. Mr. Hollister provides the Board of Directors with valuable perspective on the Company's activities as a result of his experience as the chief operating officer and chief financial officer of a Fortune 500 company, the former Vice Chair of a large financial institution, and his leadership roles on the boards of several other organizations.

Charles H. Peck. Mr. Peck served as the Senior Loan Officer of Brookline Bank from 1970 and the President of Brookline Bank from April 2000 until his retirement in December 2010. As the former President and Senior Loan Officer of Brookline Bank for many years, Mr. Peck provides the Board of Directors with considerable knowledge about the Company's activities and guidance with respect to the commercial markets in which the Company operates.

Paul A. Perrault. Mr. Perrault became Chairman and Chief Executive Officer of Brookline Bank in March 2009 and Chief Executive Officer of the Company in April 2009. In 2011, Mr. Perrault became President of the Company and of Brookline Bank. Mr. Perrault also serves as a member of the Board of Directors of the First National Bank of Ipswich and, as of January 1, 2012, as a member of the Board of Directors of Bank Rhode Island. During January 2009, he was the Chief Executive Officer of Sovereign Bancorp, Inc. From 1990 through 2007, Mr. Perrault was President and Chief Executive Officer of Chittenden Corporation and, additionally, from 1998 through 2007, he served as Chairman of Chittenden Corporation. Mr. Perrault is the Treasurer and a member of the Board of Trustees of the Shelburne Museum in Shelburne, Vermont, a member of the Board of Trustees of the Perkins School for the Blind in Watertown, Massachusetts, and a member of the Board of Directors of P.C. Construction, Inc., a large contracting company headquartered in South Burlington, Vermont. Mr. Perrault provides the Board of Directors with broad perspective on the Company's strategies, challenges and opportunities as a result of his role as the President and Chief Executive Officer of the Company and his long-time successful experience as the chief executive officer of a much larger commercial bank.

Joseph J. Slotnik. Mr. Slotnik served as the managing partner of the Boston office of L.F. Rothschild, later known as L.F. Rothschild, Unterberg, Towbin, a brokerage and investment firm, until his retirement in 1988. Mr. Slotnik previously served as the Company's Lead Director and was appointed Chairman of the Board of Directors of the Company in April 2011. As a member of the Board of Directors, Mr. Slotnik serves as a member of the Executive Committee and as Chair of the Compensation and Nominating Committees. Mr. Slotnik provides valuable insight concerning the Company's activities based on his long-time service as an independent director of the Company and his prior experience as the managing partner of a brokerage and investment firm.

Continuing Directors

Terms to Expire in 2013

David C. Chapin. Mr. Chapin is a Principal of Chapin Properties Team Ltd., a real estate investment and property appraisal and management company, and has served in that capacity since August 2004. From 1998 to August 2004, Mr. Chapin was a Principal of T. H. Niles Real Estate Group, Inc., a real estate investment and property appraisal and management company. As a member of the Board of Directors, Mr. Chapin serves on the Executive, Compensation and Nominating Committees. Mr. Chapin is a valuable resource in evaluating and monitoring the risks associated with real estate lending, the Company's most significant area of activity, due to his extensive knowledge of and experience in the real estate market in which the Company originates commercial and residential mortgage loans.

John A. Hackett. Mr. Hackett currently serves as the Controller of J.J. Ruddy Insurance Agency, Inc., a position that he has held since 2005. Previously, Mr. Hackett served as the President of J. J. Ruddy Insurance Agency, Inc. for over 40 years, and retired as the President in 2005. Mr. Hackett served as a director of Mystic Financial, Inc. ("Mystic") that was acquired by the Company in 2005. He served as the chair of the Loan, Investment, Compensation and Nominating Committees of Mystic's subsidiary bank, Medford Co-operative Bank, and served as a director of the bank for 23 years. As a member of the Board of Directors, Mr. Hackett serves on the Company's Audit Committee. Mr. Hackett's long-time service as a member of the Board of Directors of another financial institution provides him with unique and valuable insight as it relates to the oversight of the Company's activities.

John L. Hall, II. Mr. Hall is President of Hall Properties, Inc., a real estate investment, management and development company, and has served in that capacity since 1989. Additionally, Mr. Hall is an owner and director of HallKeen Management, a real estate management and investment company located in Massachusetts. As a member of the Board of Directors, Mr. Hall serves on the Company's Executive, Compensation and Nominating Committees. Mr. Hall's extensive experience in the commercial real estate market industry provides him with the skills and knowledge that are valuable to the Board's management of the Company's lending and business activities.

Rosamond B. Vaule. Ms. Vaule is active in volunteer work for numerous educational and charitable organizations located in the Boston area, including the School of the Museum of Fine Arts Boston (Governor), the Old South Meeting House (Board of Directors), the Massachusetts Cultural Council (Board of Directors, Grant Committee Chair), and the Brookline Arts Center (Community Advisor). As a member of the Company's Board of Directors, Ms. Vaule serves on the Company's Audit Committee. Ms. Vaule's extensive work in the community and with charitable organizations provides the Board of Directors with perspective on developments in the principal community in which the Company conducts its business and maintains community relations.

Terms to Expire in 2014

Bogdan Nowak. Mr. Nowak joined the Board of Directors in January 2012 following the Company's acquisition of Bancorp Rhode Island, Inc. and Bank Rhode Island, where he had served as a director since 2002. Mr. Nowak is the founder and President of Rhode Island Novelty, Inc., established in 1986. Headquartered in Cumberland, Rhode Island, Rhode Island Novelty, Inc. is the nation's leading importer and wholesale distributor of novelty toys. As a member of the Board of Directors, Mr. Nowak serves on the Company's Audit Committee. Mr. Nowak's experience as a successful entrepreneur, his understanding of business operations and finances, and knowledge of corporate governance matters qualify him to serve on our Board of Directors.

Merrill W. Sherman. Ms. Sherman joined the Board of Directors in January 2012 following the Company's acquisition of Bancorp Rhode Island, Inc., where she had served as President and Chief Executive Officer of both Bancorp Rhode Island, Inc. and its subsidiary, Bank Rhode Island, since its formation in 1996. Previously, Ms. Sherman served as President and CEO of two other New England community banks. Ms. Sherman is very active in the Rhode Island community and, in addition to chairing the Board of Trustees of the Rhode Island School of Design, she plays a leadership role as a board member of a number of other non-profit organizations. As a member of the Board of Directors, Ms. Sherman serves on the Company's Executive Committee. Ms. Sherman's years of services as the chief executive officer of several banks provide her with experience in banking and operations matters which, combined with her leadership in the Rhode Island community, provides value to the Board in its management of the Company's business.

Peter O. Wilde. Mr. Wilde was President of Tuftane Extrusion Technologies, Inc., a manufacturing company, from 1998 to 2009. In 1997, Mr. Wilde was a Managing Director of Beckwith Bemis Incorporated, a coatings and finishing company. From 1991 to 1997, Mr. Wilde served as Vice President of Finance and Administration at Ran Demo, Inc., a materials technology company. As a member of the Board of Directors, Mr. Wilde serves on the Compensation, Executive and Nominating Committees. Mr. Wilde's experience as a manager and owner of several businesses provides the Board of Directors with considerable knowledge concerning the risks associated with lending to commercial companies and small businesses.

THE BOARD RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES TO THE BOARD OF DIRECTORS LISTED ABOVE

ROLE OF THE BOARD; CORPORATE GOVERNANCE MATTERS

It is the critical function of the Board to oversee the Company's executive management in the competent and ethical operation of the Company on a day-to-day basis, and to assure that the long-term interests of the stockholders are being served. To satisfy this duty, the directors take a proactive approach to their position, and establish appropriate policy to ensure that the Company is committed to success through the maintenance of the highest standards of responsibility and ethics.

Members of the Board bring to the Company a wide range of experience and knowledge. These varied skills provide for strong leadership and effective corporate governance. The Board works closely with senior management to provide for effective decision-making, compliance with Company policy, and regulations, and strong leadership.

Board Leadership Structure

Mr. Slotnik serves as the Company's Chairman of the Board of Directors. Mr. Perrault serves as the Company's President and Chief Executive Officer. The Chairman and the President and Chief Executive Officer work closely to ensure that the strategic goals of the Company's management team are in line with the risk and governance oversight objectives of the Board of Directors.

The Board of Directors encourages strong communication among all of its independent directors and the Chairman of the Board. The Board of Directors also believes that it is able to effectively provide independent oversight of the Company's business and affairs, including risks facing the Company, through the composition of our Board of Directors, the role of our independent Chairman, the strong leadership of the independent directors and the independent committees of our Board of Directors, and the other corporate governance structures and processes already in place. Eleven of the twelve members of our Board of Directors are non-management directors, and nine of these eleven are independent under the independence rules of The NASDAQ Stock Market LLC, which we refer to as the "NASDAQ rules." All of our directors are free to suggest the inclusion of items on the agenda for meetings of our Board of Directors or raise subjects that are not on the agenda for that meeting. In addition, our Board of Directors and each committee has complete and open access to any member of management and the authority to retain independent legal, financial and other advisors as they deem appropriate without consulting or obtaining the approval of any member of management. Our Board of Directors also holds regularly scheduled executive sessions of non-management directors in order to promote discussion among the non-management directors and assure independent oversight of management. Moreover, our Audit Committee and our Compensation Committee, each of which are comprised entirely of independent directors, also perform oversight functions independent of management.

Risk Oversight

The Board of Directors plays an important role in the risk oversight of the Company. Although the Board recognizes that it is not possible to identify all risks that may affect the Company and its subsidiaries or to develop processes and controls to completely eliminate or mitigate their occurrence or effects, the Board is involved in risk oversight through its direct decision-making authority with respect to significant matters and the oversight of management by the Board of Directors and its committees.

In particular, the Board of Directors administers its risk oversight function through (i) the review and discussion of regular periodic reports to the Board of Directors and its committees on topics relating to the risks that the Company faces, including, among others, market risk, interest rate risk, credit risk, regulatory risk, and various other matters relating to the Company's business, (ii) the required approval by the Board of Directors (or a committee thereof) of significant transactions and other decisions, including, among others, new hires and promotions to the Company's senior management positions, (iii) the direct oversight of specific areas of the Company's business by the Audit Committee, (iv) regular periodic reports from the Company's internal and external auditors and other outside consultants regarding various areas of potential risk, including, among others, those relating to the Company's internal control over financial reporting. The Board of Directors also relies on management to bring significant matters impacting the Company and its subsidiaries to the Board's attention.

Pursuant to the Audit Committee's charter, the Audit Committee is specifically responsible for reviewing and discussing with management and the Company's external and internal auditors matters and activities relating to financial reporting and internal controls of the Company, and the guidelines and policies that govern the process by which the Company's exposure to risk is assessed and managed by management.

Board Committees

During 2011, the Board met eleven times. Each director attended at least 75% of the combined total number of meetings of the Board and board committees of which he or she was a member. Consistent with the Company's policy, the independent directors meet at least twice each year in executive session. In addition, the Company strongly encourages all directors and nominees to attend each Annual Meeting. All of the directors as of April 20, 2011 attended the Annual Meeting held on April 20, 2011, and the Company anticipates that all of the directors will attend the 2012 Annual Meeting.

The Board has four standing committees: the Executive Committee, the Audit Committee, the Compensation and the Nominating Committee. The Board has adopted a written charter for each of the standing committees, which are available on the Company's website at www.brooklinebank.com.

Executive Committee. The Executive Committee consists of Joseph J. Slotnik, David C. Chapin, John L. Hall, II, Merrill W. Sherman, and Peter O. Wilde. The Executive Committee is responsible for transacting any business of the Company which properly might come before the Board of Directors, except as such by law, only the full Board is authorized to perform. The Executive Committee documents its proceedings and reports on any actions taken at the next meeting of the Board of Directors.

Audit Committee. The Audit Committee consists of Thomas J. Hollister (Chair), John J. Doyle, Jr., John A. Hackett, Bogdan Nowak and Rosamond Vaule. Duties of the Audit Committee include the following: (i) reviewing annually the scope of the proposed internal and external audit activities, as well as the actual coverage of those activities; (ii) discussing the contents of our annual and quarterly consolidated financial statements with management and the independent registered public accounting firm; (iii) appointing or terminating, determining the compensation of, and evaluating the quality and independence of, the independent registered public accounting firm; (iv) pre-approving the scope of services provided by and fees paid to the independent registered public accounting firm for audit, audit-related and permitted non-audit-related services; (iv) overseeing the internal and external audit function; and (v) reviewing with management and the Company's General Counsel the nature and status of significant legal matters. The Board has determined that each of Mssrs. Hollister and Doyle qualify as the "audit committee financial expert," as defined by the SEC, and that all members of the Audit Committee are independent and financially literate in accordance with the NASDAQ rules. The report of the Audit Committee is included in this Proxy Statement. The Audit Committee met a total of eleven times during 2011.

Compensation Committee. The Compensation Committee consists of Joseph J. Slotnik (Chair), David C. Chapin, John L. Hall, II, and Peter O. Wilde. The Compensation Committee is responsible for determining and overseeing the establishment of compensation levels for Company officers and reviewing personnel policies. Each member of the Compensation Committee is independent under the listing standards of the NASDAQ Stock Market LLC. The report of the Compensation Committee is included in this Proxy Statement. The Compensation Committee met a total of four times in 2011.

Nominating Committee. The Nominating Committee consists of Joseph J. Slotnik (Chair), David C. Chapin, John L. Hall, II and Peter O. Wilde. The Nominating Committee is responsible for the annual selection of the Board's nominees for election as directors, to review and monitor the Board's adherence with the NASDAQ rules for independence, and to review the Company's committee structure and make any necessary recommendations to the Board of Directors regarding committee appointments. Each member of the Nominating Committee is independent under the NASDAQ rules. The Nominating Committee met one time in 2011.

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics that sets forth standards of ethical business conduct for all directors, officers, and employees of the Company and its subsidiaries. Additionally, the Code of Business Conduct and Ethics is in conformity with the requirements of the Sarbanes-Oxley Act of 2002 and the NASDAQ rules. A copy of the Code and any amendments to or waivers of the requirements under the Code, are available on the Company's website at www.brooklinebank.com.

The Board has established a means for employees, customers, stockholders and other interested parties to submit confidential and anonymous reports of suspected or actual violations of our Code of Business Conduct and Ethics relating to, among other things:

- Accounting practices, internal accounting controls or auditing matters and procedures;
- Theft or fraud of any amount;
- Insider trading;
- Performance and execution of contracts;
- Conflicts of interest; and
- Violations of securities laws.

Any employee, stockholder or other interested party can submit a report to the Audit Committee either in writing to: Thomas J. Hollister, Chief Operating Officer and Chief Financial Officer, Global Companies LP, 800 South Street, Suite 200 (P.O. Box 9161), Waltham, Massachusetts 02454-9161, or by calling Mr. Hollister at (781) 398-4202. Any such reports may be submitted confidentially or anonymously.

Board Nominations

The Nominating Committee identifies nominees by evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experiences that are relevant to our business and who are willing to continue in service are first considered for renomination, balancing the value of continuity of service by existing members of the Board with that of obtaining a new perspective. If any member of the Board does not wish to continue in service, or if the Nominating Committee or the Board decides not to renominate a member for reelection, or if the size of the Board is increased, the Nominating Committee would seek to identify appropriate director candidates. In addition, the Nominating Committee is authorized by its charter to engage a third party to assist in the identification of director nominees.

Neither the Nominating Committee nor the Board has a policy with regard to the consideration of diversity in identifying director nominees, although both may consider diversity when identifying and evaluating nominees. The Nominating Committee may consider whether a nominee, if elected, would have the necessary qualifications, professional background and core competencies to discharge his or her duties as well as the ability to add something unique and valuable our Board of Directors as a whole. The Nominating Committee would seek to identify a candidate who at a minimum has high personal and professional integrity, who shall have demonstrated ability and judgment, and who shall be most effective, in conjunction with the other nominees to the Board, in collectively serving the long-term interests of the stockholders.

The Nominating Committee will also take into account whether a candidate satisfies the criteria for "independence" under the NASDAQ rules, and if a candidate with financial and accounting experience is sought for service on the Audit Committee, whether the individual is financially literate and qualifies as an Audit Committee financial expert.

Stockholder Nominations

The Nominating Committee has adopted procedures for the consideration of Board candidates submitted by stockholders. Any stockholder of the Company entitled to vote for the election of directors at the Annual Meeting can submit the names of candidates for director by writing to the Nominating Committee, care of the Corporate Secretary, at Brookline Bancorp, Inc., 160 Washington Street, Brookline, Massachusetts 02445. The Nominating Committee must receive a submission not later than the close of business on the 90th date prior to the anniversary date of the mailing date of the proxy materials by the Company in connection with the immediately preceding annual meeting of stockholders of the Company; provided, however, that in the event that less than 100 days' notice or prior disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the date on which such notice of the date of the meeting was mailed or such public disclosure was made. The submission should include the following information:

- The name and address of record of the stockholder, along with the class and number of shares of the Company's capital stock that are beneficially owned by such stockholder;
- A representation that the stockholder is a record holder of the Company's securities, or if the security holder is not a record holder, evidence of ownership in accordance with Rule 14a-8(b)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");
- The name, age, business and residential address, educational background, current principal occupation or employment and principal occupation or employment for the preceding five full fiscal years of the proposed director candidate;
- A description of the qualifications and background of the proposed director candidate which addresses the minimum qualifications and other criteria for Board membership approved by the Board from time to time and set forth in the Nominating Committee Charter and which are discussed in further detail in the section above;
- A description of all arrangements or understandings between the stockholder and proposed director candidate;
- The consent of the proposed director candidate (i) to be named in the proxy statement relating to the Company's Annual Meeting of Stockholders and (ii) to serve as a director if elected as such at the Annual Meeting; and
- Any other information regarding the proposed director candidate that is required to be included in a proxy statement filed pursuant to the rules of the SEC.

In addition, the stockholder making the submission must provide his or her name and address, as they appear in the Company's books, and the class and number of shares of capital stock that are beneficially owned by such stockholder.

A nomination for Board candidates submitted by a stockholder for presentation at an Annual Meeting must comply with the procedural and informational requirements in "Advance Notice of Business to be Conducted at an Annual Meeting." There were no submissions by stockholders of Board nominees for our Annual Meeting.

Communications with the Board

Stockholders who wish to communicate with our Board or with any director can write to the Nominating Committee, care of the Corporate Secretary, at Brookline Bancorp, Inc., 160 Washington Street, Brookline, Massachusetts 02445. This letter should indicate that the author is a stockholder and if shares are not held of record, should include appropriate evidence of stock ownership. Depending on the subject matter, the Corporate Secretary will forward the communication to the director(s) to whom it is addressed, or, if the inquiry is a request for information about the Company or a stock-related matter for example, the Corporate Secretary will respond directly. The Corporate Secretary will not forward the communication if it is primarily commercial in nature, relates to an improper or irrelevant topic, or is unduly hostile, threatening, illegal or otherwise inappropriate.

At each Board meeting, the Corporate Secretary shall present a summary of all communications received, if any, since the last meeting and make those communications available to the directors upon request.

Transactions with Related Parties

The Company's Code of Business Conduct and Ethics sets forth standards applicable to contracts with, and the retention of services of, any director or officer (or his or her related interest) in an amount exceeding $120,000, as required by the NASDAQ rules. In general, the Code of Business Conduct and Ethics requires that such contracts or services shall be entered into only on substantially the same terms and conditions as those prevailing for comparable market transactions. The Code of Business Conduct and Ethics further requires that an insider who is a director who has an interest in a covered contract or services is required to formally abstain from negotiating, entering into, reviewing or approving any covered contract or service with an insider that requires the formal approval of a majority of the Board of Directors, excluding any individual interested in such transactions.

Pursuant to various regulatory requirements and other applicable law, the Boards of the Company and its subsidiaries, Brookline Bank, The First National Bank of Ipswich and Bank Rhode Island, must approve certain extensions of credit, contracts and other transactions between the Company's subsidiaries and any director or executive officer. The Company has adopted written policies and procedures to implement these requirements which state, in essence, that any transaction between the Company, its subsidiaries and any director or executive officer, or any of their affiliates or immediate family members, may be made on terms comparable to those which the Company would reach with an unrelated, similarly-situated third-party and must be approved in advance by a Board vote. The Company's General Counsel and Chief Credit Officer share responsibility for oversight and implementation of the Company's policy regarding related party transactions, which is typically applied to extensions of credit and any other financial transactions of a material nature between the Company, its subsidiaries, and any director or executive officer. Any director or executive officer involved in such a transaction leaves the meetings while the Board considers and votes upon the transaction.

Since January 1, 2011, neither the Company nor its subsidiaries has been a party to any transaction or series of transactions in which the amount involved exceeded $120,000 and which any director, executive officer, or holder of more than 5% of the Company's stock, or any members of the immediate family of any such person, had or will have a direct or indirect material interest other than:

- On December 23, 2010, Charles H. Peck entered into a Retirement Agreement with the Company in which he agreed to provide commercial real estate consulting services to the Company and its management team. The Retirement Agreement is for one year, can be extended by mutual agreement of the Company and Mr. Peck, and provides for the payment to Mr. Peck in the amount of $4000 per month. The Company and Mr. Peck extended the agreement through December, 2012.
- On January 1, 2012, Merrill W. Sherman entered into a two-year Consulting and Non-Competition Agreement with the Company and in 2012 will receive $350,000 in consideration of the non-competition provisions and $100,000 for consulting services to the Company and its management team. In 2013, it is anticipated that Ms. Sherman will receive $300,000 for the non-competition provisions and $100,000 for consulting services.

Some of the directors and executive officers of the Company, as well as members of their immediate families and the companies, organizations, trusts, and other entities with which they are associated are, or during 2011 were, also customers of Brookline Bank, The First National Bank of Ipswich and Bank Rhode Island in the ordinary course of business, or had loans outstanding during 2011. It is anticipated that such persons and their associates will continue to be customers of and indebted to Brookline Bank, The First National Bank of Ipswich and Bank Rhode Island in the future. All such loans were made in the ordinary course of business, did not involve more than normal risk of collectability or present other unfavorable features, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with unaffiliated persons and, where required by law, were approved by the Boards of Brookline Bank, The First National Bank of Ipswich or Bank Rhode Island. None of these loans to directors, executive officers or their associates is nonperforming.

Compensation Committee Interlocks and Insider Participation

The current members of the Compensation Committee are Messrs. Slotnik, Chapin, Hall and Wilde. None of these persons has served as an officer or employee of the Company. None of these persons had any relationships with the Company requiring disclosure under applicable rules and regulations of the SEC.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND MANAGEMENT

Persons and groups who beneficially own in excess of five percent of the Common Stock are required to file certain reports with the SEC regarding ownership. The following table sets forth, as of the Record Date, the shares of Common Stock beneficially owned by each person who was the beneficial owner of more than five percent of the Company's Common Stock, including shares owned by its directors and executive officers.

Name and Address of Owner	Shares of Common Stock	Percent of Class of Ownership
Neuberger Berman Group, LLC(1) 605 Third Avenue New York, NY 10158	5,534,674	9.35%
BlackRock, Inc.(2) 40 East 52nd Street New NY 10022	4,751,950	8.03%
The Vanguard Group, Inc.(3) 100 Vanguard Blvd. Malvern, PA 19355	3,153,830	5.32%
Dimensional Fund Advisors, LP(4) Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	3,039,732	5.13%

(1) Based exclusively on a Schedule 13G filed by Neuberger Berman Group, LLC on February 14, 2012. The filer claimed shared power to vote or to direct the vote of 4,766,495 shares and the shared power to dispose or to direct the disposition of 5,534,674 shares.

(2) Based exclusively on a Schedule 13G filed by BlackRock, Inc. on January 20, 2012. The filer claimed sole power to vote or to direct the vote of 4,751,950 shares and the sole power to dispose or to direct the disposition of 4,751,950 shares.

(3) Based exclusively on a Schedule 13G filed by The Vanguard Group, Inc. on February 6, 2012. The filer claimed sole power to vote or to direct the vote of 81,332 shares and the sole power to dispose or to direct the disposition of 3,072,498 shares.

(4) Based exclusively on a Schedule 13G filed by Dimensional Fund Advisors LP on February 12, 2012. The filer claimed sole power to vote or to direct the vote of 2,936,959 shares and the sole power to dispose or to direct the disposition of 3,039,732 shares.

The following table details, as of the Record Date, information concerning the beneficial ownership of our Common Stock by:

- Each director;
- Each of our Named Officers (other than Mr. Bechet); and
- All directors and named executive officers as a group.

Name and Address of Beneficial Owner*	Age	Position	Director Since(1)	Term Expires	Number of Shares Beneficially Owned(2)	Percent of Class(3)
David C. Chapin	75	Director	1989	2013	157,916(4)	**
James M. Cosman	61	Chief Operations Officer	N/A	N/A	13,301(5)	**
John J. Doyle, Jr.	78	Director	2006	2012	12,000(6)	**
Julie A. Gerschick	55	Chief Financial Officer and Treasurer	N/A	N/A	14,090(7)	**
John A. Hackett	72	Director	2007	2013	30,000(8)	**
John L. Hall, II	72	Director	1983	2013	185,917(9)	**
Thomas J. Hollister	57	Director	2009	2012	10,400(10)	**
Sarah P. Merritt	59	Chief Human Resources Officer	N/A	N/A	11,898(11)	**
Bogdan Nowak	48	Director	2012	2014	65,952(12)	**
Charles H. Peck	71	Director	1995	2012	388,728(13)	**
Paul A. Perrault	60	President and Chief Executive Officer	2009	2012	221,058(14)	**
M. Robert Rose	60	Chief Credit Officer	N/A	N/A	16,551(15)	**
Merrill W. Sherman	63	Director	2012	2014	18,000(16)	**
Joseph J. Slotnik	75	Chairman	1970	2012	218,275(17)	**
Rosamond B. Vaule	74	Director	1989	2013	131,749(18)	**
Peter O. Wilde	73	Director	1993	2014	181,708(19)	**
Directors and Officers as a Group (16) persons					1,677,543	2.40%

* Unless otherwise indicated, the address is c/o Brookline Bancorp, Inc., 160 Washington Street, Brookline, MA 02445.

** Less than 1%.

(1) The dates for Mr. Peck, Mr. Slotnik, Mr. Chapin, Mr. Hall, Ms. Vaule and Mr. Wilde reflect their initial appointment to the Board of Trustees of Brookline Bank.

(2) The number of shares of common stock "beneficially owned" by each stockholder is determined under rules issued by the SEC regarding the beneficial ownership of securities. This information is not necessarily indicative of beneficial ownership for any other purpose. "Number of Shares Beneficially Owned" includes shares of common stock that may be acquired upon the exercise of options to acquire shares of common stock that are exercisable on or within 60 days after March 16, 2012. Except as otherwise noted, each beneficial owner has sole voting and investment power over the shares and units.

(3) The total number of shares outstanding used in calculating this percentage assumes the exercise of all options to acquire shares of common stock that are exercisable on or within 60 days after March 16, 2012 held by the beneficial owner and that no options held by other beneficial owners are exercised.

(4) Includes 21,402 shares as to which he has shared voting and investment power with his spouse; 1,458 shares owned by the 1253 Beacon Street Realty Trust, of which he is Trustee and to which he has shared voting and investment powers with other Trustees; and 35,000 shares issuable pursuant to options exercisable within 60 days of March 16, 2012.

(5) Includes 12,500 shares of unvested restricted stock as to which he has sole voting power and 801 shares held by the ESOP for his account as to which he has shared voting power.

(6) Includes 2,400 shares held by the Kathryn W. Doyle Trust, of which Mr. Doyle is trustee; 4,600 shares held by the Marilyn Doyle Trust, of which Mr. Doyle is trustee; and 5,000 shares issuable pursuant to options exercisable within 60 days of March 16, 2012.

(7) Includes 7,500 shares of unvested restricted stock as to which she has sole voting power.

(8) Includes 6,500 shares held in an IRA account as to which he has sole voting and investment power; 12,000 shares as to which he has shared voting and investment powers with his spouse; 6,500 shares held in an IRA for his spouse, as to which he has no voting or investment power; and 5,000 shares issuable pursuant to options exercisable within 60 days of March 16, 2012.

(9) Includes 30,000 shares issuable pursuant to options exercisable within 60 days of March 16, 2012.

(10) Includes 5,000 shares issuable pursuant to options exercisable within 60 days of March 16, 2012.

(11) Includes 5,398 shares as to which she has shared voting and investment powers with her spouse and 7,500 shares of unvested restricted stock as to which she has sole voting power.

(12) Includes 43,624 shares owned individually and 22,328 shares owned by Sydenham Corporation, an investment company, for which Mr. Nowak is the President and has sole voting and investment power. All shares acquired as a result of the merger of Bancorp Rhode Island, Inc. with and into the Company on January 1, 2012.

(13) Includes 10,000 shares as to which he has shared voting and investment power with his spouse; 6,000 shares of unvested restricted stock as to which he has sole voting power; and 30,180 shares held by the ESOP for his account as to which he has shared voting power.

(14) Includes 46,791 shares of unvested restricted stock as to which he has sole voting power and 1,864 held by the ESOP for his account as to which he has shared voting power.

(15) Includes 12,500 shares of unvested restricted stock as to which he has sole voting power and 801 shares owned as part of the Company's ESOP Plan.

(16) All shares acquired as a result of the merger of Bancorp Rhode Island, Inc. with and into the Company on January 1, 2012.

(17) Includes 26,869 shares owned by his spouse, as to which he has no voting and investment power; 10,000 shares owned by the revocable trust of his spouse, as to which he has no voting and investment power; and 45,000 shares issuable pursuant to options exercisable within 60 days of March 16, 2012

(18) Includes 30,000 shares issuable pursuant to options exercisable within 60 days of March 16, 2012.

(19) Includes 39,000 shares issuable pursuant to options exercisable within 60 days of March 16, 2012.

N/A Not Applicable

Section 16(a) Beneficial Ownership Reporting Compliance

The Company's common stock is registered with the SEC pursuant to Section 12 of the Exchange Act. Accordingly, our directors, senior management and beneficial owners of more than 10% of the Company's common stock are required to disclose beneficial ownership and changes in beneficial ownership on Forms 3, 4 and 5, which are filed with the SEC. At the present time, the Company has no knowledge of any individual, group or entity with beneficial ownership of more than 10% of the Company's common stock. In addition, based on the Company's review of ownership reports, the Company believes its directors and senior management timely complied with the reporting requirements of Section 16(a) for the period ended December 31, 2011, with the exception of the following late filings: (i) Mr. Russell Cole was late filing a Form 4 with respect to one transaction; (ii) Ms. Merritt was late filing a Form 4 with respect to one transaction; and (iii) Ms. Gerschick was late filing a Form 4 with respect to one transaction.

DIRECTOR COMPENSATION

The Company's primary goal is to provide competitive and reasonable compensation to independent directors in order to attract and retain qualified candidates to serve on the Company's Board. Directors who are also officers of the Company are not eligible to receive board fees. All fees earned are paid in cash and are eligible for deferral under the Non-Qualified Deferred Compensation Plan.

The following table sets forth certain information as to the total remuneration paid to our directors other than Mr. Perrault for the year ended December 31, 2011. No compensation was paid to Mr. Perrault for his services as a director.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
David C. Chapin	50,000	—	—	N/A	N/A	—	50,000
John J. Doyle, Jr.	50,000	—	—	N/A	N/A	—	50,000
John A. Hackett	50,000	—	—	N/A	N/A	—	50,000
John L. Hall, II	50,000	—	—	N/A	N/A	—	50,000
Thomas J. Hollister	60,000	—	—	N/A	N/A	—	60,000
Charles H. Peck	50,000	—	—	N/A	N/A	44,000	94,000
Bogdan Nowak(2)	—	—	—	N/A	N/A	—	—
Merrill W. Sherman(2)	—	—	—	N/A	N/A	—	—
Joseph J. Slotnik	70,000	—	—	N/A	N/A	—	70,000
Rosamond B. Vaule	50,000	—	—	N/A	N/A	—	50,000
Peter O. Wilde	50,000	—	—	N/A	N/A	—	50,000

(1) Reflects all fees earned or paid for services as a director of Brookline Bancorp, Inc. and Brookline Bank. Also includes amounts which have been deferred at the election of the non-employee directors and compensation for serving on the committees of the Board of Directors. Mr. Slotnik received $20,000 for services as Chairman of the Board and Mr. Hollister received $10,000 for services as Chairman of the Audit Committee.

(2) Former Bancorp Rhode Island, Inc. board director who joined the Board of Directors on January 1, 2012.

Cash Retainer and Meeting Fees for Non-Employee Directors

The following table sets forth the applicable retainers and fees paid to our non-employee directors for their services on the Board of Directors of Brookline Bancorp, Inc. during 2011:

Annual Retainer	$50,000(1)
Chairman of the Board	$20,000
Chairman of the Audit Committee	$10,000

(1) Employee directors do not receive an annual retainer.

EXECUTIVE OFFICERS

The following sets forth certain information regarding executive officers of the Company. Information pertaining to Mr. Perrault, who is both a director and an executive officer of the Company, may be found in the section entitled "Proposal 1: Election of Directors."

Name	Position with Company	Age
Russell G. Cole	President and Chief Executive Officer, The First National Bank of Ipswich	54
James M. Cosman . . .	Chief Operating Officer	61
Julie A. Gerschick . . .	Chief Financial Officer and Treasurer	55
Mark J. Meiklejohn . .	President and Chief Executive Officer, Bank Rhode Island	48
Sarah P. Merritt	Chief Human Resources Officer	59
Michael W. McCurdy .	General Counsel and Secretary	43
M. Robert Rose	Chief Credit Officer	60

Russell G. Cole, President and Chief Executive Officer, The First National Bank of Ipswich. Mr. Cole serves as the President and Chief Executive Officer of The First National Bank of Ipswich, a subsidiary of the Company. Prior to joining The First National Bank of Ipswich in 2004, he served as President and Chief Executive Officer of Ocean National Bank in Kennebunk, Maine. Mr. Cole is a former Director of the Maine Bankers Association and is actively involved with state and national banking and insurance associations, as well as an active participant in local municipal and civic organizations.

James M. Cosman, Chief Operations Officer. Mr. Cosman joined the Company in 2009 and is responsible for the Company's operations and information technology departments, as well as cash management and underwriting for small business and consumer loans. From 2000 to 2009, Mr. Cosman was a senior executive in bank underwriting and operations at Sovereign Bank, where he managed the Lending and Operations divisions. Mr. Cosman earned a Master's in Business Administration from Western New England College and a Bachelor of Arts degree from Syracuse University.

Julie A. Gerschick, Chief Financial Officer and Treasurer. Ms. Gerschick joined the Company in August 2011 and presently serves as the Company's Chief Financial Officer and Treasurer. From 1995 to 2011, Ms. Gerschick was the President of The Andover Group, Inc., a specialized consulting firm that she founded to provide advisory services to large and mid-sized financial institutions, the Federal Home Loan Bank, and other companies. Prior to her tenure at The Andover Group, Inc., Ms. Gerschick worked as a Senior Vice President for Great Lakes Bancorp Inc., an audit and consulting partner at KPMG LLP in Washington, D.C., and as a fellow at the Federal Home Loan Bank Board, also in Washington, D.C. Ms. Gerschick earned a bachelor's degree from the University of Michigan and two masters' degrees from Harvard University.

Mark J. Meiklejohn, President and Chief Executive Officer, Bank Rhode Island. Mr. Meiklejohn is President and Chief Executive Officer and a member of the Board of Directors of Bank Rhode Island. Mr. Meiklejohn joined Bank Rhode Island in January 2006 as the Director of Commercial Banking. In 2008, he became the Chief Lending Officer, responsible for all lending activities as well as cash management, business development and Macrolease, the bank's leasing subsidiary. Prior to joining Bank Rhode Island, Mr. Meiklejohn was a Senior Vice President in middle market lending with Citizens Bank. He began his career at Fleet Bank in 1985. Mr. Meiklejohn earned a bachelor's degree from the University of Connecticut.

Sarah P. Merritt, Chief Human Resources Officer. Ms. Merritt joined the Company in February, 2011 and currently serves as the Company's Chief Human Resources Officer. In 2008, Ms. Merritt served as a Senior Vice President at People's United Bank in Bridgeport, Connecticut, where she was responsible for the corporate employee relations and recruiting functions. From 1982 to 2007,

Ms. Merritt served as the Director of Human Resources for Chittenden Corporation. Ms. Merritt earned a bachelor's degree from Skidmore College and a master's degree from George Washington University.

Michael W. McCurdy, General Counsel and Secretary. Mr. McCurdy joined the Company in August, 2011 and currently serves as the Company's General Counsel and Corporate Secretary. From 2007 until 2011, Mr. McCurdy served as an Executive Vice President for Danvers Bancorp, Inc., overseeing the legal and retail areas. From 2001 to 2007, Mr. McCurdy was President and Chief Executive Officer of BankMalden. Mr. McCurdy earned his Juris Doctor degree from Suffolk Law School and his Bachelor of Arts degree from the University of California at Santa Barbara.

M. Robert Rose, Chief Credit Officer. Mr. Rose joined the Company in 2009 and presently serves as the Company's Chief Credit Officer. From 2000 to 2004, Mr. Rose was the Chief Credit Risk Management Officer of Sovereign Bank, and from 2004 to 2009 served as the Chief Risk Officer of Sovereign Bank . Prior to his tenure at Sovereign Bank, Mr. Rose held senior credit and risk management positions at Bank of Boston/Fleet Bank and BayBanks, Inc. Mr. Rose serves as Vice Chairman of the Board of Directors of the Risk Management Association and as a member of the Executive Committee of the Risk Management Association. Mr. Rose earned his bachelor's degree and master's in business administration degrees from Babson College and obtained a certification in risk management from The Wharton School at the University of Pennsylvania.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Overview

This section provides a description of the roles and responsibilities of the Compensation Committee of the Company's Board of Directors. Additionally, this section details the Company's executive compensation philosophy and contains a discussion of each material element of the Company's executive officer compensation program as it relates to the following "named executive officers" (the "Named Officers") whose compensation information is detailed more completely in the tables contained in the following section:

Paul A. Perrault	President and Chief Executive Officer
Paul R. Bechet(1)	Chief Financial Officer and Treasurer
Julie A. Gerschick(2)	Chief Financial Officer and Treasurer
M. Robert Rose	Chief Credit Officer
James M. Cosman	Chief Operations Officer
Sarah P. Merritt	Chief Human Resources Officer

Executive Summary

The Company's success depends on our ability to hire and retain highly qualified executives that have the potential to influence our performance and enhance shareholder value over time. The Company seeks to accomplish this goal in a way that is aligned with the long-term interests of the Company's stockholders. The Compensation Committee oversees the executive compensation program and determines the compensation for the Company's executive officers. The Compensation Committee believes that the Named Officers were instrumental in helping the Company achieve strong financial performance in the challenging economic environment in 2011.

The Company reported net income of $27.6 million in 2011 and total assets of $3.3 billion as of December 31, 2011. The Company's total deposit balances increased by $441.4 million, or 24.4%, for the year ended December 31, 2011. In 2011, the Company reported loan growth of $467.3 million, or 20.7%, and its asset quality metrics improved, with total non-performing assets finishing the year at 0.27%.(3)

Additionally, the Company completed its acquisition of The First National Bank of Ipswich and announced the acquisition of Bancorp Rhode Island, Inc., which was completed on January 1, 2012.

The Company believes that the executive compensation program has served the Company well, as evidenced by the Company's performance in 2011.

Role of the Compensation Committee

The Compensation Committee is responsible for discharging the Board's responsibilities regarding the compensation philosophy, program and practices as they relate to the Company's directors and Named Officers. The primary purpose of the Compensation Committee is to develop, approve and

(1) Mr. Bechet resigned as Chief Financial Officer and Treasurer effective August 9, 2011, but remained an employee of the Company throughout 2011.

(2) Ms. Gerschick was appointed as Chief Financial Officer and Treasurer, effective August 9, 2011.

(3) These year-end figures include the acquisition of The First National Bank of Ipswich, which was completed on February 28, 2011.

implement compensation policies and plans that are fair and appropriate to attract, retain and motivate executives to further the Company's long-term strategic plan and drive stockholder value.

The Compensation Committee meets throughout the year and held four meetings in 2011. The frequency of the meetings was indicative of the work undertaken by the Compensation Committee to provide for a reasonable, competitive and sound compensation program. Four members of the Board serve on the Compensation Committee, each of whom is independent.

In accordance with its charter, the Compensation Committee annually evaluates the President and Chief Executive Officer's performance relative to established goals. Recommendations regarding the President and Chief Executive Officer's compensation are made to the full Board and take into consideration the Company's achievement against annually established absolute performance targets, its relative performance when compared to its peer group, and current compensation trends within the competitive marketplace. Information regarding current trends within executive compensation is provided by a compensation consultant at the request of the Committee.

The Compensation Committee also reviews and evaluates the compensation and performance of other members of the executive management team.

Use of Consultants

The Compensation Committee has the authority to engage independent consultants to assist it in the compensation process. The consultants are retained by and report directly to the Compensation Committee. The Compensation Committee places no restrictions on consultants within the scope of contracted services. The Compensation Committee does not prohibit management from engaging these consultants for other services; however, any engagements must be approved by the Compensation Committee. The consultants provide expertise and information about competitive trends in the marketplace, including established and emerging compensation practices at other companies.

During 2011, the firm of BDO USA, LLP, a nationally recognized executive compensation firm, was engaged by the Compensation Committee to serve as the Compensation Committee's independent consultant for the purpose of evaluating the Company's compensation philosophy, objectives and compensation programs. The consultant provided a comprehensive review of executive officer compensation and gives ongoing advice to the Compensation Committee throughout the year. The Compensation Committee has direct access to the compensation advisors throughout the year.

Roles of Executive Officers and Management

The Compensation Committee regularly meets in executive session. The Compensation Committee occasionally requests one or more members of executive management to be present at committee meetings where executive compensation and Company or individual performance are discussed and evaluated. Executives may provide insight, suggestions or recommendations regarding executive compensation; however, only Compensation Committee members vote on decisions regarding executive compensation.

The Company's President and Chief Executive Officer provides recommendations to the Compensation Committee on matters relating to the compensation of the executive management group. This includes input regarding performance measures and plan design. In addition, the President and Chief Executive Officer provides specific recommendations regarding base salary adjustments and short- and long-term incentive awards for members of the executive management group to the Compensation Committee.

Compensation Philosophy and Objectives

The Compensation Committee believes that the most effective compensation program is one that is designed to attract and retain qualified and experienced officers and, at the same time, is reasonable, competitive, and aligned with our compensation (or pay for performance) philosophy. They believe that an effective program is one component of the overall management system of the Company and that it helps to support and promote a culture that recognizes and rewards the individuals, behaviors and results that the Company and its stockholders value.

The Company's underlying compensation philosophy is one that recognizes the importance of individual contribution and achievement and strives to reward these behaviors. However, there is also a strong belief that all must work together for the organization to be truly successful. Thus, payments in short- and long-term incentive programs are heavily weighted toward the achievement of corporate goals; on both a specific and a relative basis.

In order to achieve its stated goals and support its philosophy of providing maximum reward when the Company meets its stated goals, the compensation program is comprised of:

- Base salary;
- Performance-based cash incentives;
- Equity compensation; and
- Benefit programs.

Compensation Benchmarking

Information about the level and type of compensation and benefits offered by comparable organizations competing for individuals with similar skills and experience is essential for the Company to make informed decisions regarding compensation levels and programs. The Committee utilizes proxies and other public filings by publicly-held banks as well as published surveys for purposes of comparing appropriate compensation levels for all of the Company's senior executives. This information provides the Committee with a good understanding of the competitive context within which to consider and recommend compensation programs and levels. In utilizing these surveys and data, the Compensation Committee gives particular attention to banks of comparable size and business model, and seeks to ensure that Company's compensation programs are reasonably structured when compared with banking franchises of similar size, scope and business model

In 2011, the Compensation Committee retained BDO to conduct a comprehensive competitive market review that was used to make 2011 compensation decisions. As one part of this review, the Committee designed a peer group (the "Peer Group") of institutions of similar asset size and business model which serves to supplement the data gathered from banking industry surveys. Performance on a variety of standard measures is used to measure the Company's relative performance against the Peer Group. This comparison serves as the basis for one component of the Company's long-term incentive plan.

As of December 31, 2011, the Peer Group consisted of the following institutions:

- 1st Source Corporation
- Bancfirst Corporation
- Bank of the Ozarks, Inc.
- Beneficial Mutual Bancorp
- Boston Private Financial Holdings, Inc.
- City Holding Company
- Community Bank System, Inc.
- CVB Financial Corp.
- Dime Community Bancshares, Inc.
- First Commonwealth Financial Corporation
- Home Bancshares, Inc.
- Independent Bank Corp.
- NBT Bancorp, Inc.
- Oritani Financial Corp.
- Pacwest Bancorp
- S&T Bancorp, Inc.
- Simmons First National Corporation
- Sterling Bancorp
- Trustco Bank Corp NY
- Wesbanco, Inc.
- Western Alliance Bancorporation

While competitive practice is an important component, it is not the sole determinant of the Company's compensation and benefit practices and programs. Ultimately, the Company will administer compensation in a manner that ensures its practices are:

- Externally competitive;
- Internally equitable;
- Based on merit and performance; and
- Compliant.

2011 Compensation Elements and Decisions

Based on an examination of competitive compensation practices as well as consideration of appropriate internal relationships among the Company's executive management positions, a range of compensation opportunities is established for each of the Company's executive management positions. These opportunities will be established using the following criteria:

- Recognition of the relative value and contribution of the position to the Company;
- Consideration of the unique qualifications and/or capabilities required by the position;
- The Company's desired relationship to its external marketplace vis-à-vis a particular position; and
- The Company's ability to pay.

The Company positions its executive total compensation package—base salary combined with short- and long-term incentives—to pay between the 50th and 75th percentiles when incentive targets are achieved and all components of compensation are received. Short- and long-term incentives are designed and administered to ensure that actual results in relation to the Company's performance objectives appropriately position earned pay levels relative to the competitive market. Indirect compensation is designed to provide the executive with a competitive array of benefit programs. As is reflected in the Summary Compensation Table, a very small portion of the executive's total compensation is delivered through perquisites.

Base Salary

Base salary is a significant component of direct compensation for executive positions at the Company. The base salaries of executive officers and other members of senior management are reviewed annually. Initial base salary levels, as well as subsequent adjustments to base salaries, are determined by:

- Impact and contribution of a particular position, as well as the unique qualifications and/or capabilities an individual offers to the Company;
- Salary levels suggested by the external marketplace;
- Internal equity; and
- Individual performance.

Base salary is the only portion of the executive's total compensation package that is considered to be "fixed" compensation and is thus not "at risk" on an annual basis. Base salary levels are established to ensure that each executive is being paid competitively for sound performance. It is intended that greater rewards will be recognized when the performance targets established within the context of the Company's short- and long-term incentive programs are achieved.

In 2011, the Compensation Committee set the annual base salaries for the Named Officers at levels that were consistent with the market analysis that was performed by the Company's independent compensation consultant and the Compensation Committee's assessment of the individual officer's level of performance, contribution to the Company and experience. The 2011 base salaries were $625,000 for the President and Chief Executive Officer, an increase of $25,000 from 2010, $252,500 for the Company's Chief Credit Officer, an increase of $10,000 from 2010, and $200,000 for the Company's Chief Operating Officer, an increase of $20,000 from 2010. Additionally, the Company agreed to a base salary level of $250,000 for Julie A. Gerschick, who was hired in August, 2011 as the Company's Chief Financial Officer, and a base salary level of $180,000 for Sarah P. Merritt, the Company's Chief Human Resources Officer, who was hired in February, 2011. In all cases, the base salary levels of the Named Officers were consistent with the Company's compensation philosophy and practices as adopted by the Company's Compensation Committee.

Short-term Incentives

The first component of the Company's variable, or "at risk", compensation is delivered through the Company's short-term incentive plan (the "Incentive Plan"). Absolute performance measures are established by the Committee on an annual basis and are tied specifically to the Company's financial performance. The incentive is cash based and a target bonus opportunity is established for each position. While the funding of the incentive pool is based on the Company's financial performance, individual awards are impacted by each executive's annual performance and contribution.

Target levels for all executive management positions were reviewed and adjusted in 2011 to better align payments at target relative to the competitive marketplace. The recommendations for the adjustments to the target levels for the executive officers were made to the Compensation Committee by the President and Chief Executive Officer. The adjustment to the President and Chief Executive Officer's target award level was made to the Company's Board of Directors by the Compensation Committee. All decisions and recommendations were based on an analysis of survey data, input from the Compensation Committee's independent compensation consultant and a review of internal alignment. As a result of these adjustments, the Incentive Plan provides for cash target awards of 75% of annual base salary for the Company's President and Chief Executive Officer and 50% of annual base salary for the remaining Named Officers.

Funding of the Incentive Plan

For 2011, the funding of the Company's Incentive Plan was based on the Company's financial performance relative to a targeted level of earnings per share, as approved by the Company's board of directors. The amount of the Incentive Plan pool was determined by whether the Company achieved the targeted level of earnings per share, which was set at $0.51 per share, excluding certain extraordinary expenses. If the Company did not achieve the targeted level of earnings per share, the amount of the Incentive Plan pool was reduced accordingly.

In 2011, the Company recorded earnings per share in the amount of $0.47 per share. In accordance with the Company's Incentive Plan, the Compensation Committee then considered other evaluative factors in determining the final level of the funding of the Incentive Plan, including whether certain expenses incurred by the Company were extraordinary expenditures, for example those which are related to the Company's acquisitions in 2011, and otherwise not reflective of the Company's operating performance. As a result of the review, the exclusion of certain one-time expenses related to the acquisitions, and an overall assessment of the Company's performance, the Compensation Committee set the funding of the Incentive Plan at 95% of target.

Payment of Short Term Incentives

In making awards to individual Named Officers, the Compensation Committee considers a combination of Company and individual performance factors. These factors include a review of the Company's performance relative to its strategic plan, and the individual achievement of each Named Officer relative to annual goals, the unique skills and experience of the Named Officer, and the Named Officer's overall contribution to the Company.

In 2011, despite continued difficulty in the financial services industry, the Company's performance remained strong. The Company reported solid earnings, low levels of non-performing loans, non-performing assets and delinquent loans, and loan and deposit growth numbers that exceeded budgeted growth objectives. Additionally, the Company completed its acquisition of The First National Bank of Ipswich and announced the acquisition of Bancorp Rhode Island, Inc., which was completed on January 1, 2012.

After reviewing the Company's performance in these areas, combined with its evaluation of the individual achievement of the Named Officers, the Compensation Committee authorized incentive payments for 2011 for the President and Chief Executive Officer in the amount of $445,313, for the Chief Credit Officer in the amount of $120,000, for the Chief Operations Officer in the amount of $100,000, for the Chief Financial Officer in the amount of $60,000, and the Chief Human Resources Officer in the amount of $85,000. In the case of the President and Chief Executive Officer, the Chief Credit Officer and Chief Operations Officer, these awards are reflective of the Company's growth, recent merger and acquisition activity, and strong asset quality metrics combined with the experience and leadership skills of the individual officers. In the case of the Chief Financial Officer and the Chief Human Resources Officer, the Compensation Committee also recognized the officer's successful transition into a new role at the Company.

The awards were within the plan guidelines and reflect individual and Company performance. We report any awards above the 95% funded Incentive Plan amounts as discretionary bonuses in the Summary Compensation Table since these individual awards were above the Incentive Plan funding target.

Long-term Incentives

The Compensation Committee believes that profitability and growth are measured not only in annual increments, but also over an extended period of time. In addition, the Compensation

Committee is of the opinion that it is important to consider performance relative to the Company's Peer Group, and to align the interests of the management team with that of the Company's stockholders. The Compensation Committee believes that these goals are accomplished through equity awards.

The Company's equity-based long-term incentive program is the third component of each executive officer's total compensation and is also variable in nature. Equity grants may be made in the form of stock options or restricted shares, and restricted shares, in turn, may be time- or performance-based. In considering the appropriate form and design of these awards, the Compensation Committee considers the intended purpose of each award as well as the alignment with stockholder interests.

In 2011, 46,791 shares of restricted stock were granted to the President and Chief Executive Officer in accordance with the terms of his employment agreement. In addition, restricted stock grants in the amount of 7500 shares each were made by the Compensation Committee to each of the Named Officers. All restricted stock awards are structured such that fifty percent (50%) of each award will vest ratably over a three-year period and the remaining fifty percent (50%) will vest at the end of the three-year period if certain identified Company performance objectives are achieved. These performance objectives include Company performance relative to the Peer Group in the following areas: return on assets, return on equity, asset quality and total return to stockholders. Dividends paid on restricted stock with performance vesting are accrued and not paid out to the Named Officers until the performance vesting is attained.

Retirement Benefits

401(k) Plan. The Company provides all of its employees, including the Named Officers, with tax-qualified retirement benefits through the Company's 401(k) plan. The Compensation Committee believes that a 401(k) plan is an attractive retirement vehicle in recruiting superior officers. All Named Officers who meet the eligibility requirements participate in the 401(k) plan on a non-discriminatory basis. Named Officers, like other employees, may begin deferring compensation upon employment.

The Company's 401(k) plan allows employees to make salary reduction contributions equal to the lesser of 75% of compensation or a maximum limit which is indexed annually. Those employees who are age 50 or older are permitted to make salary reduction contributions equal to the lesser of 75% of compensation, or a maximum limit which is indexed annually.

Pursuant to the Company's 401(k) plan, the Company provides an annual contribution equal to 5% of each employee's compensation up to a maximum limit which is indexed annually. In order to be fully vested in the Company's annual contribution, an employee must complete three years of service with the Company in which he or she works at least 1,000 hours. The 401(k) plan permits employees to direct the investment of their own accounts into various investment options.

Nonqualified Deferred Compensation Plan. As of January 1, 2011, eligible participants, including members of the Company's Board of Directors, certain executive officers, including the Named Officers, are eligible to participate in the Company's Nonqualified Deferred Compensation Plan.

A Company director may elect to defer from 25% to 100% of their annual retainer and fees for service on the Board of Directors of the Company and eligible executive officers may elect to defer from 5% to 100% of their annual base salary and/or cash incentive payment. Amounts deferred earn interest credited at the end of each month based on the Company's average annual yield on earning assets for the previous calendar quarter, converted to a monthly equivalent yield.

In 2011, Mr. Perrault and Mr. Cosman elected to participate in the Company's Nonqualified Deferred Compensation Plan.

Employee Stock Ownership Plan. The Company has an Employee Stock Ownership Plan (the "ESOP"). Employees with at least one year of employment in which they work at least 1,000 hours with the Company and who have attained age 21 are eligible to participate. Shares of the Company's Common Stock purchased by the ESOP through the proceeds of a loan are held in a suspense account for allocation among participants.

Shares of Common Stock released from the suspense account are allocated among ESOP participants on the basis of compensation in the year of allocation. Benefits generally vest over a six-year period. Benefits generally vest at the rate of 20% per year beginning in the third year of service until a participant is 100% vested after six years or upon normal retirement (as defined in the ESOP), disability or death of the participant or a change in control (as defined in the ESOP). A participant who terminates employment for reasons other than death, retirement or disability prior to six years of credited service forfeits the non-vested portion of his or her benefits under the ESOP. Benefits are payable in the form of Common Stock of the Company and cash upon death, retirement, early retirement, disability or separation from service.

Any amendments to the ESOP are approved by the Bank's Board of Directors. The ESOP is administered by a committee comprised of the Chief Executive Officer, the Chief Financial Officer and another officer of the Bank. The ESOP committee has appointed an independent financial institution to serve as trustee of the ESOP. The ESOP committee may instruct the trustee regarding investment of funds contributed to the ESOP. The ESOP trustee, subject to its fiduciary duty, must vote all allocated shares held in the ESOP in accordance with the instructions of participating employees. Under the ESOP, non-directed shares and shares held in the suspense account are voted in a manner calculated to most accurately reflect the instructions the ESOP trustee has received from participants regarding the allocated stock so long as such vote is in accordance with the provisions of ERISA.

Employment and Change-in-Control Agreements. The Company has entered into an Employment Agreement with the President and Chief Executive Officer and Change-in-Control Agreements the remaining Named Officers. These agreements are intended to provide the Company with the continued employment and undivided attention of its Named Officers without the potential distraction resulting from the reduction of job security inherent in employment by a publicly-held institution. The agreements provide assurances to Named Officers regarding the continued payment of salary and benefits in the event of involuntary termination or a change in control at the Company.

Perquisites and Other Personal Benefits

The Company provides eligible employees with group life, accidental death and dismemberment, and long-term disability coverage. For its eligible employees, the Company pays 80% of the monthly premiums for group health coverage and 50% of the monthly premiums for individual and family dental and vision coverage.

The Company pays 100% of the monthly premiums for group life and group accident insurance coverage for all full-time employees after the employee has completed three months of service. The Company also sponsors a flexible benefits plan under which employees can pay their ratable share of health insurance premiums on a pre-tax basis, a medical expense reimbursement plan under which employees can defer part of their salary on a pre-tax basis to cover the costs of certain medical expenses not reimbursed through insurance or otherwise, a dependent care plan under which employees can defer part of their salary on a pre-tax basis to cover qualified dependent care expenses, and a transportation plan under which employees can defer part of their salary on a pre-tax basis for qualified parking and transportation expenses.

Impact of Accounting and Tax on the Form of Compensation

The Compensation Committee and management consider the accounting and tax (individual and corporate) consequences of the compensation plans prior to making changes to the plans. In the consideration of equity awards going forward, the Compensation Committee intends to consider the impact of ASC Topic 718, *Stock Compensation*, and Section 162(m) of the Internal Revenue Code, as amended (the "Code")(which limits the deduction of compensation paid to certain Named Officers to $1,000,000 unless the compensation is "performance based").

Relationship Between Compensation Policies and Risk

The Company and its subsidiaries use variable cash incentive compensation programs and/or plans to reward and incent employee performance and retain top talent. The Compensation Committee is responsible for the review and analysis of the Company's variable cash incentive programs to ensure that they do not encourage excessive risk- or profit-taking at the expense of long term performance and stockholder value. The Compensation Committee believes that the current variable cash incentive compensation programs that are in place at the Company and its subsidiaries effectively incent officer performance, and not excessing risk taking. The Compensation Committee will continue to monitor both existing and proposed variable cash incentive compensation programs to ensure that this prudent balance continues to exist.

Clawback Policy

In addition to any other remedies available to the Company and subject to applicable law, if the Board or any committee of the Board determines that it is appropriate, the Company may recover in whole or in part any bonus, incentive payment, equity award or other compensation received by an officer of the Company to the extent that such bonus, incentive payment, equity award or other compensation is or was based on any financial results or operating metrics that were impacted by the officer's knowing or intentional fraudulent or illegal conduct, including the making of a material misrepresentation contained in the Company's financial statements.

2011 Advisory Votes on Executive Compensation

In 2011, the Company submitted two non-binding, advisory votes to stockholders for their review and approval. The first proposal sought an advisory vote approving the executive compensation paid to the Company's Named Officers in 2010. At the Company's annual meeting of stockholders held in April, 2011, a substantial majority of the votes cast on the say-on-pay proposal were voted in favor of the proposal. The Compensation Committee believes this affirms stockholders' support of the Company's approach to executive compensation. Additionally, the Company sought an advisory vote on the frequency that stockholders will vote on the Named Officers' executive compensation. A substantial majority of the votes cast on the frequency of the say-on-pay proposal were for one year and, as a result, the Company subsequently announced that it will submit a non-binding, advisory vote to stockholders for approval of the executive compensation paid to the Company's Named Officers on an annual basis.

Stock Ownership Guidelines

The Compensation Committee believes that Company stock ownership by Company directors and executive officers strengthens their commitment to the Company's future and further aligns their interests with those of the Company's stockholders. The Compensation Committee encourages the Company's directors and executive officers to purchase and own Company stock and discourages sales of Company stock except pursuant to a pre-arranged plan. The Compensation Committee is of the opinion that the number of shares of the Company's stock owned by each director and executive officer is a personal decision and, independent of any stock ownership requirements that are imposed by law, does not require directors or executive officers to purchase and/or own Company stock. The Compensation Committee will review the Company's policy on Company stock ownership on a periodic basis to evaluate the stock ownership practices of directors and executive officers and to consider any necessary changes or enhancements to the Company's policy on Company stock ownership.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management, and based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2011 for filing with the SEC.

Members of the Compensation Committee

Joseph J. Slotnik (Chair)
David C. Chapin
John L. Hall, II
Peter O. Wilde

Named Executive Compensation

Summary Compensation Table—2011

The following table sets forth the cash and non-cash compensation for the fiscal years ended December 2011, 2010 and 2009 awarded to or earned by our Chief Executive Officer, the Chief Financial Officer, and the Company's three other highest paid Named Officers whose total compensation earned in 2011, 2010 and 2009 exceeded $100,000.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(6)	All Other Compensation ($)	Total ($)
Paul A Perrault	2011	625,000	—	437,496	—	445,313	8,210	47,706(11)	1,563,725
President, Chief	2010	600,000	—	80,000	120,000	210,000	—	47,940(11)	1,057,940
Executive Officer	2009	475,000	—	80,000	120,000	142,500	—	40,678(11)	858,178
and Director									
Paul R. Bechet	2011	265,000	—	70,125	—	62,900	1,249	42,146(12)	441,420
Former Executive	2010	255,000	—	48,100	—	76,500	—	44,141(12)	423,741
Vice President,	2009	255,000	—	—	2,629	88,750	—	76,984(12)	423,363
Chief Financial Officer/Treasurer									
Julie A. Gerschick	2011	104,166	35,521(7)	56,700	—	49,479	—	10,803(13)	256,669
Chief Financial Officer/Treasurer									
M. Robert Rose	2011	252,500	—	70,125	—	120,000	—	38,974(14)	481,599
Chief Credit Officer	2010	242,500	—	48,100	—	72,750	—	13,122(14)	376,472
	2009	93,269	25,000(8)	—	78,108	25,269	—	5,913(14)	227,559
James M. Cosman	2011	200,000	5,000	70,125	—	95,000	1,102	45,208(15)	416,435
Chief Operations	2010	180,000	—	48,100	—	54,000	—	11,048(15)	293,148
Officer	2009	69,228	20,000(9)	—	78,108	18,756	—	4,462(15)	190,554
Sarah P. Merritt	2011	164,999	12,126(10)	70,125	—	78,374	—	22,002(16)	347,626
Chief Human Resources Officer									

(1) Mr. Perrault joined the Company as Chairman and Chief Executive Officer of Brookline Bank on March 16, 2009 and his annualized salary for 2009 was $600,000. Mr. Bechet resigned as the Company's Chief Financial Officer on August 9, 2011 and retired from the Company in 2012. Ms. Gerschick joined the Company on August 1, 2011, was appointed as the Chief Financial Officer on August 9, 2011 and her annualized salary for 2011 was $250,000. Mr. Rose joined the Company on August 3, 2009 and his annualized salary for 2009 was $242,500. Mr. Cosman joined the Company on August 3, 2009 and his annualized salary for 2009 was $180,000. Ms. Merritt joined the Company on February 2, 2011 and her annualized salary for 2011 was $180,000.

(2) The amounts in this column represent the bonus granted at the discretion of the Compensation Committee in excess of the amount of non-equity incentive plan compensation paid. The amounts earned in 2011, 2010 and 2009 were paid in 2012, 2011 and 2010, respectively.

(3) All equity awards made in 2011 were in the form of restricted shares. Fifty percent (50%) of each award will vest ratably over the next three years and the remaining fifty percent (50%) will vest at the end of a three-year period based on the Company's performance relative to the Peer Group.

(4) No options were awarded to the Named Officers during 2011.

(5) Compensation shown in this column represents payments earned under the Company's Incentive Plan. The amounts earned in 2011, 2010 and 2009 were paid in 2012, 2011 and 2010, respectively.

(6) Figures in this column represent the interest earned on earnings that were deferred under the Brookline Bancorp Deferred Compensation Plan which was introduced on January 1, 2011. Earnings related to all such amounts shall be credited to such account at the end of each month based on the Company's average annual yield on earning assets for the previous calendar quarter, converted to a monthly-equivalent yield.

(7) Includes a signing bonus of $25,000 paid in 2011.

(8) Includes a signing bonus of $25,000 paid in 2009.

(9) Includes a signing bonus of $20,000 paid in 2009.

(10) Includes a signing bonus of $5,000 paid in 2011.

(11) In 2011, 2010 and 2009 includes: (1) 401(k) Plan match in the amount of $12,250, $12,250 and $12,250, respectively, (2) automobile expense in the amount of $3563, $2188, and $3188, respectively, (3) ESOP share allocations of $6763, $11,530 and $0, respectively, (4) Insurance benefit payments in the amount of $24,495, $21,500 and $1161, respectively, and (5) dividends on unvested restrict stock grants in the amount of $635, $2,660 and $2267, respectively.

(12) In 2011, 2010 and 2009 includes: (1) 401(k) Plan match in the amount of $12,250, $12,250 and $12,250, respectively, (2) ESOP share allocations of $6763, $11,530 and $10,781, respectively, (3) Insurance benefit payments in the amount of $21,433, $19,936 and $20,583, respectively, and (4) dividends on unvested restrict stock grants in the amount of $1700, $425 and $0, respectively.

(13) In 2011 includes: (1) 401(k) Plan match in the amount of $6058, and (2) Insurance benefit payments in the amount of $4745.

(14) In 2011, 2010 and 2009 includes: (1) 401(k) Plan match in the amount of $12,250, $12.250 and $5913, respectively, (2) ESOP share allocations of $6763, $0 and $0, respectively, (3) Insurance benefit payments in the amount of $18,261, $447 and $0, respectively, and (4) dividends on unvested restrict stock grants in the amount of $1700, $425 and $0, respectively.

(15) In 2011, 2010 and 2009 includes: (1) 401(k) Plan match in the amount of $12,250, $12,250 and $4462, respectively, (2) ESOP share allocations of $6763, $0 and $0, respectively, (3) Insurance benefit payments in the amount of $24,495, $447 and $0, respectively, and (4) dividends on unvested restrict stock grants in the amount of $1700, $425 and $0, respectively.

(16) In 2011 includes: (1) 401(k) Plan match in the amount of $8802, and (2) a housing allowance of $13,200.

Grants of Plan-Based Awards—2011

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards		Estimated Future Payouts Under Equity Incentive Plan Awards(4)			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)(8)
Name	Grant Date	Date of Grant Approval	Target ($)(2)	Maximum ($)(3)	Threshold (#)(5)	Target (#)(6)	Maximum (#)(7)		
Paul A. Perrault	7/1/2011	6/15/2011	468,750	468,750	468	23,395	25,735	23,395	437,496
Paul R. Bechet(1)	7/1/2011	6/15/2011	132,500	132,500	75	3,750	4,125	3,750	70,125
Julie A. Gerschick	11/14/2011	9/21/2011	125,000	125,000	75	3,750	4,125	3,750	56,700
M. Robert Rose	7/1/2011	6/15/2011	126,250	126,250	75	3,750	4,125	3,750	70,125
James M. Cosman	7/1/2011	6/15/2011	100,000	100,000	75	3,750	4,125	3,750	70,125
Sarah P. Merritt	7/1/2011	6/15/2011	90,000	90,000	75	3,750	4,125	3,750	70,125

(1) Shares awarded to Mr. Bechet on July 1, 2011 were forfeited upon his retirement in February 2012.

(2) Target refers to the amount that would be paid if the specified performance targets were achieved.

(3) Maximum refers to the maximum payment possible under the plan.

(4) Shares granted on July 1, 2011 may vest on July 1, 2014 assuming that identified performance targets are met. Specifically, the Company's Return on Assets (ROA), Return on Equity (ROE), Asset Quality and Total Return to Shareholder metrics will be compared to the performance of the Peer Group. Payments will be made to the Named Officers based on the Company's performance relative to the Peer Group. Each factor is weighted at 25% of the total.

(5) Threshold has been established as performance at the 25th percentile or greater when measured against the defined Peer Group. Performance between the 25th and 50th percentile would be pro-rated with performance at the 50th percentile triggering payments of 50% of target.

(6) Target has been established as performance at the 75th percentile of the peer group.

(7) Maximum payments of 110% of target will be paid for performance above the 75th percentile when measured relative to the Peer Group.

(8) The restricted stock value is the market value of the underlying stock on the grant date.

Outstanding Equity Awards at Fiscal Year End—2011

The following table itemizes outstanding option awards and stock awards held by the Company's Named Officers as of December 31, 2011:

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)(1)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Options Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)(1)(2)	Market Value of Shares or Units of Stock that Have Not Vested ($)(3)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)(4)	Equity incentive plan awards: payout value of unearned shares, units or other rights that have not vested ($)(3)
Paul A. Perrault	3/16/09	72,512		9.90	3/16/19				
	3/16/2010	52,333		10.71	3/16/20				
	7/1/2011					23,395	197,454	23,395	197,454
Paul R. Bechet	8/4/2010					5,000	42,200		
	7/1/2011					3,750	31,650	3,750	31,650
Julie A. Gerschick	11/14/2011					3,750	31,650	3,750	31,650
M. Robert Rose	8/3/2009	25,000		11.84	8/3/19				
	8/4/2010					5,000	42,200		
	7/1/2011					3,750	31,650	3,750	31,650
James M. Cosman	8/3/2009	25,000		11.84	8/3/19				
	8/4/2010					5,000	42,200		
	7/1/2011					3,750	31,650	3,750	31,650
Sarah P. Merritt	7/1/2011					3,750	31,650	3,750	31,650

(1) Mr. Bechet's unvested shares at December 31, 2011, vested on February 8, 2012 upon his retirement.

(2) The awards made to Mr. Rose and Mr. Cosman on August 4, 2010 will vest on August 4, 2012. The awards made to Mr. Perrault, Mr. Rose, Mr. Cosman and Ms. Merritt on July 1, 2011 will vest ratably on July 1, 2012, July 1, 2013 and July 1, 2014. The award made to Ms. Gerschick will vest ratably on November 14, 2012, November 14, 2013 and November 14, 2014.

(3) Based on market value per share of $8.44 at December 31, 2011.

(4) Shares awarded to Mr. Perrault, Mr. Rose, Mr. Cosman and Ms. Merritt on July 1, 2011 are scheduled to vest on July 1, 2014 assuming the attainment of identified performance targets. The shares awarded to Ms. Gerschick on November 14, 2011 are scheduled to vest on November 14, 2012 assuming the attainment of identified performance targets.

Option Exercises and Stock Vested—2011

The following table sets forth information with respect to the aggregate amount of options exercised and stock awards vesting during the last fiscal year and the value realized thereon.

	Option Awards		Stock Awards	
Name	Number of shares acquired on exercise	Value realized on exercise	Number of shares acquired on vesting	Value realized on vesting ($)(1)
Paul A. Perrault	—	—	7,470	75,522
Paul R. Bechet	—	—	—	—
Julie A. Gerschick	—	—	—	—
M. Robert Rose	—	—	—	—
James M. Cosman	—	—	—	—
Sarah P. Merritt	—	—	—	—

(1) Value is based on number of shares that vested on March 16, 2011, mulitplied by the market price per on the vesting date, which was $10.11.

Nonqualified Deferred Compensation—2011

The following table contains information about the activity in, and the balances of, each Named Officer's Nonqualified Deferred Compensation account as of December 31, 2011:

Name	Executive Contribution in 2011 ($)(1)	Company Contributions in 2011 ($)	Aggregate Earnings in 2011 ($)(2)	Aggregate Withdrawals or Distributions ($)	Aggregate balance as of December 31, 2011 ($)
Paul A. Perrault	201,145	—	8,209	—	209,354
Paul R. Bechet	30,600	—	1,249	—	31,849
Julie A. Gerschick	—	—	—	—	—
M. Robert Rose	—	—	—	—	—
James M. Cosman	27,000	—	1,102		28,102
Sarah P. Merritt	—	—	—	—	—

(1) The amount listed represents the amounts contributed by the Named Officer which are reported as salary in the Summary Compensation Table.

(2) The aggregate earnings represent interest paid on the Named Officer's balances calculated using the Company's average annual hield on earning assets for the previous calendar quarter, converted to a monthly equivalent yield.

Potential Payments Upon Termination or Change-in-Control

Employment Agreement with Paul A. Perrault. During 2010, the Compensation Committee retained BDO, USA, LLP, a compensation consulting company, to assist the Compensation Committee in its efforts to review the competitiveness of the terms of Mr. Perrault's employment agreement and develop recommendations for a successor agreement. The Compensation Committee's objectives were to ensure that Mr. Perrault had an employment agreement that was fully aligned with, and supportive of, the interests of the Company's stockholders and its business objectives, provided superior compensation opportunities when the Company's business performance objectives were achieved, confirmed standards of good practice, and was fully compliant with all applicable regulatory requirements.

The Company and Brookline Bank entered into a new employment agreement (the "Agreement") with Mr. Perrault on April 11, 2011. The Agreement is reflective of the review that was completed is for a period of thirty-six (36) calendar months, and commencing on the first anniversary of the date of the Agreement, and continuing at each anniversary date thereafter, the Agreement shall renew for an additional year unless written notice is provided to Mr. Perrault at least sixty (60) days prior to any such anniversary date.

The Agreement established Mr. Perrault's base salary for 2011 at $625,000 and provided for a short-term incentive payment of up to 75% of base salary. As previously discussed, payment of this award is predicated upon the Company's achievement of established annual goals. The Agreement also sets forth the terms and conditions of Mr. Perrault's long-term incentive, which is in the form of equity compensation. Specifically, Mr. Perrault is eligible to receive an award of restricted stock having a value equal to 70% of his base salary in effect at the time the award is made. Fifty percent (50%) of each award will vest ratably over a three-year period, with the remaining fifty percent (50%) vesting at the end of a three-year period based on the attainment of performance goals which are established by the Compensation Committee.

Upon the occurrence of an Event of Termination, as defined in the Agreement, Mr. Perrault (or his beneficiaries or estate in the event of his death subsequent to his termination of employment) is entitled to receive an amount equal to the sum of (i) Mr. Perrault's Base Salary, (ii) the highest Bonus awarded to him during the past three years; and (iii) the highest Equity Consideration previously awarded to him in any year.

Upon the occurrence of a Change in Control, as defined in the Agreement, Mr. Perrault (or his beneficiaries or estate) is entitled to receive an amount equal to three times the sum of items (i), (ii) and (iii) as set forth in the preceding paragraph.

Upon the occurrence of an Event of Termination or a Change in Control, life and disability coverage substantially identical to the coverage maintained by the Company or the Bank shall continue to be made available to Mr. Perrault for 24 months from the date of termination. The Company shall also provide Mr. Perrault with healthcare coverage (medical and dental) until he attains age 65; provided, however, that if such coverage would cause the Company to be subject to tax penalties under the Patient Protection and Affordable Care Act, the Company shall pay Mr. Perrault a monthly amount equal to the cost of healthcare coverage until he attains age 65.

Notwithstanding the preceding paragraphs, if the aggregate payments and benefits to be made to Mr. Perrault (the "Termination Benefits") would be deemed to include an "excess Parachute payment" under Section 280G of the Internal Revenue Code (the "Code"), then the Termination Benefits would be reduced to an amount (the "non-Triggering Amount"), the value of which would be one hundred dollars less than the total amount of payments permissible under Section 280G of the Code.

In the event that Mr. Perrault is unable to perform his duties on a full-time basis for a period of six consecutive months due to disability, the Company may terminate the Agreement, but will be obligated to pay him his Base Salary for the remaining term of the Agreement, or one year, whichever is the longer period of time, provided that any amounts actually paid to Mr. Perrault pursuant to any disability insurance or other similar such program which the Company has provided, or pursuant to any workman's or social security disability program, shall reduce the compensation to be paid to Mr. Perrault resulting from his disability.

In the event of death, Mr. Perrault's estate, legal representatives or beneficiaries shall be paid his Base Salary for a period of one year from the date of his death and the Company will continue to provide medical, dental and other benefits normally provided to Mr. Perrault's family for one year after his death.

Change-in-Control Agreements. The Company, including its subsidiaries, has entered into change-in-control agreements (the "Change in Control Agreements") with several of the Company's officers, including individuals who serve as officers of the Company's subsidiaries and all of the Named Officers. The Change in Control Agreements provide certain benefits in the event of a change in control of the Company. For these purposes, a "change in control" is defined generally to mean: (i) consummation of a plan of reorganization, merger or sale of substantially all of the assets of the Company where the Company is not the surviving entity; (ii) changes to the Board of Directors of the Company whereby individuals who constitute the current Board cease to constitute a majority of the Board, subject to certain exceptions; (iii) a "change in control" as that term is defined in the Bank Holding Company Act; (iv) a transaction or occurrence whereby any person becomes the beneficial owner of 25% or more of the voting securities of the Company; and (v) a tender offer is made for 25% or more of the voting securities of the Company and 25% or more of the stockholders have tendered their shares. These protections against termination without cause in the event of a change in control are frequently offered by other financial institutions, and the Company may be at a competitive disadvantage in attracting and retaining key employees if it does not offer similar protections. Although the Change in Control Agreements may have the effect of making a takeover more expensive to an acquirer, the Company believes that the benefits of enhancing the Company's ability to attract and retain qualified management persons by offering the Change in Control Agreements outweighs any disadvantage of such agreements.

Upon a change in control, Named Officers are entitled to a payment under the Change in Control Agreement if the officer's employment is involuntarily terminated during the term of such agreement, other than for cause, as defined, or if the officer voluntarily terminates employment during the term of such agreement as the result of a demotion, loss of title, office or significant authority, reduction in his or her annual compensation or benefits, or relocation of the officer's principal place of employment by more than 30 miles from its location immediately prior to the change in control. In the event that a Named Officer is entitled to receive payments pursuant to the Change in Control Agreement, the Named Officer would receive a cash payment equal to the annual base salary paid to the Named Officer and the cash incentive paid to the Named Officer attributable to the preceding year. In addition, Named Officers would receive life, health and dental coverage for a period of up to 12 months following a termination due to a change in control. Notwithstanding any provision to the contrary in the Change in Control Agreements, payments under the Change in Control Agreements are limited so that they will not constitute an excess parachute payment under Section 280G of the Internal Revenue Code.

In the aggregate, the Company's current liability with respect to all outstanding Change in Control Agreements is $12,364,370.

Assuming the employment of the Named Officers were to be terminated under the circumstances listed below, each as of December 31, 2011, the following individuals would be entitled to the following payments and benefits under the terms of their employment agreements and other arrangements:

Name	Voluntary Resignation ($)	Early Retirement(1) ($)	Normal Retirement ($)	Involuntary not for Cause Termination ($)	Involuntary Termination for Cause ($)	Involuntary Termination after Change in Control ($)	Disability(2) ($)	Death(2) ($)
Paul A Perrault								
Employment Agreement								
Cash Severance	—	—	—	1,272,496	—	4,523,427	625,000	625,000
Medical and dental premiums	—	—	—	43,004	—	43,004		9,053
Life Insurance premiums . .	—	—	—	1,560	—	1,560	—	—
Disability Insurance	—	—	—	2,580	—	2,580	—	—
Stock Awards(3)	—	—	—	394,916	—	394,916	394,916	394,916
Car Allowance	—	—	—	3,563	—	3,563	—	—
Administrative Support . . .	—	—	—	75,000	—	75,000	—	—
Paul R. Bechet								
Change in Control Agreement								
Cash Severance	—	—	—	—	—	327,900	—	—
Medical and dental premiums	—	—	—	—	—	9,054	—	—
Life insurance premiums . .	—	—	—	—	—	780	—	—
Disability Insurance	—	—	—	—	—	1,140	—	—
Stock awards(3)	—	—	—	—	—	105,500	105,500	105,500
Julie A. Gerschick								
Change in Control Agreement								
Cash Severance	—	—	—	—	—	310,000	—	—
Medical and dental	—	—	—	—	—	9,054	—	—
Life insurance premiums . .	—	—	—	—	—	780	—	—
Disability Insurance	—	—	—	—	—	1,075	—	—
Stock awards(3)	—	—	—	—	—	63,300	63,300	63,300
M. Robert Rose								
Change in Control Agreement								
Cash Severance	—	—	—	—	—	372,500	—	—
Medical and dental premiums	—	—	—	—	—	9,054	—	—
Life insurance premiums . .	—	—	—	—	—	780	—	—
Disability Insurance	—	—	—	—	—	1,086	—	—
Stock awards(3)	—	—	—	—	—	105,500	105,500	105,500
James M. Cosman								
Change in Control Agreement								
Cash Severance	—	—	—	—	—	300,000	—	—
Medical and dental premiums	—	—	—	—	—	9,054	—	—
Life insurance premiums . .	—	—	—	—	—	780	—	—
Disability Insurance	—	—	—	—	—	860	—	—
Stock awards(3)	—	—	—	—	—	105,500	105,500	105,500
Sarah P. Merritt								
Change in Control Agreement								
Cash Severance	—	—	—	—	—	265,500	—	—
Medical and dental premiums	—	—	—	—	—	9,054	—	—
Life insurance premiums . .	—	—	—	—	—	780	—	—
Disability Insurance	—	—	—	—	—	774	—	—
Stock awards(3)	—	—	—	—	—	63,300	63,300	63,300

(1) At December 31, 2011, Mr. Bechet was beyond the normal age of retirement (65) and, therefore, no information is presented for him under the "Early Retirement" column.

(2) In the event of disability or death of a Named Officer, in addition to the benfits shown under the columns "Disability" and "Death," the Named Officer would receive benefits under the Company's disability plan or payments under the Company's group term life insurance plan, as appropriate.

(3) Shares of common stock awarded to the named Named Officers that had not yet vested at December 31, 2011 would have vested upon involuntary termination following a change in control, or in the event of death of disability.

AUDIT COMMITTEE REPORT

The Audit Committee currently consists of five members of the Board, each of whom is independent under the NASDAQ Stock Market LLC ("NASDAQ") listing standards and Securities and Exchange Commission ("SEC") rules and regulations applicable to Audit Committees. All members of the Audit Committee are financially literate under the applicable NASDAQ rules, and Thomas J. Hollister and John J. Doyle, Jr. are "audit financial committee experts" within the meaning of that term as defined by the SEC in Regulation S-K under the Securities Exchange Act of 1934, as amended. The Board has adopted, and annually reviews, an Audit Committee charter. The charter specifies the scope of the Audit Committee's responsibilities and how it carries out those responsibilities.

The Audit Committee is responsible primarily for assisting the Board in fulfilling its oversight responsibilities of reviewing the financial information that will be provided to stockholders and others, appointing the independent registered public accounting firm, reviewing the services performed by the Company's independent registered public accounting firm and internal audit function, evaluating the Company's accounting policies and the Company's system of internal controls that management and the Board have established, and reviewing material transactions. The Audit Committee does not itself prepare financial statements or perform audits, and its members are not auditors or certifiers of the Company's financial statements.

The Audit Committee has reviewed and discussed the Company's December 31, 2011 consolidated audited financial statements with management and with KPMG LLP, the Company's independent registered public accounting firm. The Audit Committee has discussed with KPMG LLP the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (Codification of Statements on Auditing Standards, AU380), as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T. The Audit Committee has received the written disclosures and the letter from KPMG LLP required by the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with KPMG LLP its independence. The Audit Committee has considered whether the provision of non-audit services to the Company is compatible with KPMG LLP's independence.

Based on the review and discussion referred to above, the Audit Committee recommended to the Board that the December 31, 2011 consolidated audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011, for filing with the SEC. We have selected KPMG LLP as the Company's independent registered public accounting firm for the fiscal year end 2012, and have approved submitting the selection of the independent registered public accounting firm for ratification by the stockholders.

Members of the Audit Committee

Thomas J. Hollister (Chair)
John J. Doyle, Jr.
John A. Hackett
Bogdan Nowak
Rosamond B. Vaule

PROPOSAL 2: RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP currently serves as our independent registered public accounting firm, and that firm conducted the audit of our consolidated financial statements for the fiscal year ended December 31, 2011. The Audit Committee has appointed KPMG LLP to serve as the independent registered public accounting firm to conduct an audit of our consolidated financial statements for the fiscal year ending December 31, 2012.

Although ratification by stockholders is not required by law or by our bylaws, the Audit Committee believes that submission of its selection to stockholders is a matter of good corporate governance. Even if the appointment is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time if the Audit Committee believes that such a change would be in the best interests of the Company and its stockholders. If our stockholders do not ratify the appointment of KPMG LLP, the Audit Committee will take that fact into consideration, together with such other factors it deems relevant, in determining its next selection of independent auditors.

It is anticipated that a representative of KPMG LLP will attend the annual meeting of stockholders, will have an opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions.

THE BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF KPMG LLP AS INDEPENDENT REGISTERED ACCOUNT FIRM

Public Accounting Fees

The following is a summary of the fees for professional services rendered by KPMG LLP for the fiscal years ended December 31, 2011 and 2010:

Fee Category	2011	2010
Audit Fees(1)	$732,395	$530,000
Audit-Related Fees(2)	$ —	$ —
Tax Fees(3)	$ 92,370	$116,440
All Other Fees(4)	$ —	$ —
	$824,765	$646,440

(1) *Audit Fees.* Audit Fees were for professional services rendered for the audit of our annual financial statements, the audit of internal controls over financial reporting, the review of quarterly financial statements, and the preparation of statutory and regulatory filings.

(2) *Audit Related Fees.* There were no audit-related fees.

(3) *Tax Fees.* Tax fees consist of fees billed for professional services for tax compliance, tax planning, tax audit defense, and mergers and acquisitions. The Audit Committee considered and determined that the provision for non-audit services provided by KPMG LLP is compatible with maintaining that firm's independence.

(4) *All Other Fees.* There were no other fees.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

At present, our Audit Committee approves each engagement for audit and non-audit services before we engage KPMG LLP to provide those services. Our Audit Committee has not established any pre-approval policies or procedures that would allow management to engage KPMG LLP to provide any specified services with only an obligation to notify the Audit Committee of the engagement for those services. None of the services provided by KPMG LLP for the fiscal year 2011 were obtained in reliance on the waiver of the pre-approval requirement afforded in SEC regulations.

PROPOSAL 3: ADVISORY (NON-BINDING) VOTE ON EXECUTIVE COMPENSATION

As required by Section 14A of the Securities Exchange Act of 1934, as amended, the Board of Directors is submitting to stockholder approval, on an advisory basis, the compensation paid to the Company's named executive officers as described in this Proxy Statement pursuant to Item 402 of Regulation S-K. As previously disclosed by the Company, the Board of Directors has determined that it will hold an advisory vote on executive compensation on an annual basis, and the next such stockholder advisory vote will occur at the 2013 Annual Meeting of Stockholders.

The resolution that is the subject of this proposal is a non-binding advisory resolution and will not have any binding legal effect regardless of whether or not it is approved, and may not be construed as overruling a decision by the Company or the Board of Directors or creating or implying any change to the fiduciary duties of the Board. Furthermore, because this non-binding advisory resolution relates primarily to compensation that has already been paid or is contractually committed for the Company's Named Officers, there is generally no opportunity for the Board to revisit those decisions. However, the Compensation Committee intends to take the results of this vote on this proposal into account in its future decisions regarding the compensation of the Company's Named Officers.

The Company has six Named Officers listed in this Proxy Statement due to one executive transition during the 2011 calendar year. The Company's compensation program is designed to attract, motivate and retain the Named Officers who are critical to the Company's success, offering a combination of base salary and annual long-term incentives that are closely aligned with the Company's annual and long-term performance objectives. Please see the section titled "*Compensation Discussion and Analysis*" for additional information about the Company's executive compensation programs.

We believe that the effectiveness of our compensation programs is demonstrated by the accomplishments of management over the last fiscal year as detailed in our discussion section titled "*Compensation Discussion and Analysis*."

For these reasons, the Board of Directors recommends that stockholders vote in favor of the following resolution:

RESOLVED, that the compensation of the Company's Named Officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and narrative discussion, be approved.

THE BOARD RECOMMENDS A VOTE "FOR" APPROVAL OF THE COMPENSATION OF THE COMPANY'S NAMED OFFICERS

STOCKHOLDER PROPOSALS FOR 2013 ANNUAL MEETING

Any stockholder proposals submitted pursuant to Exchange Act Rule 14a-8 for inclusion in the Company's proxy materials for its 2013 Annual Meeting must be received by the Company on or before December 7, 2012 in order to be considered for inclusion in its proxy materials. Such proposals must also comply with the requirements as to form and substance established by the SEC if such proposals are to be included in the proxy materials. Any such proposal should be mailed to: Brookline Bancorp, Inc., 160 Washington Street, Brookline, MA 02445, Attn.: Corporate Secretary.

Stockholder proposals to be presented at the Company's 2013 Annual Meeting, other than stockholder proposals submitted pursuant to Exchange Act Rule 14a-8 for inclusion in the Company's proxy materials for its 2013 Annual Meeting, must be received in writing at our principal executive office, together with the appropriate supporting documentation, not later than January 6, 2013, unless less than 100 days' notice or prior disclosure of the date of the meeting is given or made to stockholders, in which case the stockholder proposal must be so received not later than the close of business on the tenth day following the date on which such notice of the date of the meeting was mailed or such public disclosure was made. Proxies solicited by our Board of Directors will confer discretionary voting authority with respect to these proposals, subject to SEC rules and regulations governing the exercise of this authority. Any such proposals must be mailed to: Brookline Bancorp, Inc., 600 Washington Street, Brookline, Massachusetts 02445, Attn.: Corporate Secretary.

OTHER MATTERS

The Board is not aware of any business to come before the Annual Meeting other than the matters described above in this proxy statement. However, if any matters should properly come before the Annual Meeting, it is intended that holders of the proxies will act in accordance with their discretion.

MISCELLANEOUS

The Company will incur costs of soliciting proxies. Upon request, the Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of the Common Stock. In addition to solicitations by mail, directors, officers and other of the Company's employees may solicit proxies personally or by telephone without additional compensation.